Exhibit 99.2

EXECUTION VERSION

THIRD AMENDED AND RESTATED

MEMBERSHIP INTEREST

PURCHASE AND SALE AGREEMENT

BY AND AMONG

GAMESA ENERGY USA, LLC

AS SELLER

AND

ALGONQUIN POWER FUND (AMERICA) INC.

AS BUYER

DATED AS OF

DECEMBER 30, 2011

AS AMENDED AND RESTATED AS OF MARCH 8, 2012

AS FURTHER AMENDED AND RESTATED AS OF JUNE 29, 2012

AS FURTHER AMENDED AND RESTATED AS OF OCTOBER 9, 2012

TABLE OF CONTENTS

		Page

ARTICLE 1	DEFINITIONS	3

1.1	Definitions	3

1.2	Project Information Definitions	21

1.3	Rules of Interpretation	22

ARTICLE 2	PURCHASE AND SALE; CLOSINGS	22

2.1	The Interest Transfers	22

2.2	Buyer Project Funding	25

2.3	Cost Seg Report Adjustment	30

2.4	[Reserved]	30

2.5	Closing Deliveries	30

2.6	Advance Payments for Minonk and Senate	30

2.7	Transaction Structure Alternatives	35

2.8	Certain Restrictions and Adjustments	35

2.9	Condition to Certain Payments by Buyer	34

ARTICLE 3	REPRESENTATIONS AND WARRANTIES OF SELLER	36

3.1	Organization, Qualification and Power	36

3.2	Authority	36

3.3	No Violation	37

3.4	Subsidiaries; Non-Related Liabilities	37

3.5	Membership Interests	38

3.6	Assets	38

3.7	Construction of the Projects	38

3.8	Licenses and Permits	40

3.9	Project Documents	40

3.10	Consents and Approvals	41

3.11	Employees	41

3.12	Defaults	41

3.13	Litigation	42

3.14	Compliance with Law	42

3.15	Financial Statements	42

3.16	Environmental Claims	42

3.17	Insurance	43

3.18	Tax Matters	43

3.19	Regulatory Matters	45

3.20	Real Property Matters; Services and Materials; Sufficiency	45

3.21	Affiliate Transactions	45

3.22	Independent Engineer	46

3.23	Condemnation	46

3.24	Payment of All Costs	46

3.25	Brokers	46

3.26	Material Adverse Effects	46

3.27	Unrepaired Casualties	46

3.28	Due Diligence	46

3.29	Funding	47

3.30	Related Transactions	47

3.31	Disclaimer of Other Representations and Warranties	47

ARTICLE 4	REPRESENTATIONS AND WARRANTIES OF BUYER	48

4.1	Organization	48

4.2	Authorization	48

4.3	Enforceability	48

4.4	Noncontravention	49

4.5	Legal Proceedings	49

4.6	Bankruptcy	49

4.7	Regulatory Status	49

4.8	Accredited Investor; Investment	49

4.9	Brokers’ Fees	50

4.10	Funding	50

4.11	Due Diligence Investigation and Other Acknowledgements	50

4.12	Tax Status of Buyer	50

ARTICLE 5	CONDITIONS TO OBLIGATIONS	51

5.1	Conditions to Obligations of Buyer	51

5.2	Conditions to Obligation of Seller	57

ARTICLE 6	INDEMNIFICATION	59

6.1	Survival	59

6.2	Indemnification by Seller	60

6.3	Indemnification by Buyer	60

6.4	Limitations on Indemnity	61

6.5	Mitigation and Limitations on Losses	62

6.6	Matters Involving Third Parties	64

ARTICLE 7	CERTAIN COVENANTS	65

7.1	Continued Development of the Projects	65

7.2	Efforts to Close	68

7.3	Satisfaction of Conditions	69

7.4	Transfer Taxes	70

7.5	Notice of Developments	70

7.6	Access	71

7.7	Further Assurances	71

7.8	Securities Law Covenant	71

7.9	Announcements	71

7.10	Confidentiality	72

7.11	Additional Project Covenants	72

7.12	Certain Covenants Regarding Sandy Ridge	72

ARTICLE 8	TAX MATTERS	73

8.1	Tax Periods Ending on or Before the Applicable Closing Date	73

8.2	Tax Periods Beginning Before and Ending After the Final Closing Date	73

8.3	Refunds and Tax Benefits; Amended Tax Returns	74

8.4	Tax Treatment	74

8.5	Cooperation on Tax Matters	75

8.6	Federal Income Tax Characterization of the Transactions	75

8.7	Pocahontas Distribution	75

ARTICLE 9	TERMINATION	75

9.1	Termination	75

9.2	Effect of Termination	76

9.3	Limitations on Liability	77

ARTICLE 10	MISCELLANEOUS	77

10.1	No Effect on Contracts	77

10.2	No Third Party Beneficiaries	77

10.3	Succession and Assignment	77

10.4	Counterparts	77

10.5	Headings	77

10.6	Notices	78

10.7	Governing Law; Forum; Submission to Jurisdiction	79

10.8	WAIVER OF JURY TRIAL	79

10.9	Expenses; Attorney’s Fees	79

10.10	Amendments and Waivers	79

10.11	Severability	79

10.12	Enforcement of the Agreement	80

10.13	Construction	80

10.14	Incorporation of Exhibits and Schedules	80

10.15	Entire Agreement	80

10.16	Time is of the Essence	80

ANNEXES

Annex A	Funding Date Payments and Reserves
Annex B	Transaction Structure Alternatives
Annex C	Training Program

EXHIBITS

Exhibit A	Seller’s Knowledge
Exhibit B	Buyer’s Knowledge
Exhibit C	Upstream Project Amounts (as amended on the 2nd Restatement Date and 3rd Restatement Date)
Exhibit D	Equity Base Case Model and Assumptions
Exhibit E	RESERVED
Exhibit F	RESERVED
Exhibit G	RESERVED
Exhibit H	RESERVED
Exhibit I	RESERVED
Exhibit J	Title and Survey Requirements
Exhibit K	Sponsor LLC Agreement (as amended on the 3rd Restatement Date)
Exhibit L	Independent Engineer’s Certificate (Sandy Ridge)
Exhibit M	Independent Engineer’s Certificate (Minonk/Senate Transfer)
Exhibit N	Independent Engineer’s Certificate (Minonk/Senate Funding)

SCHEDULES
Schedule 1.1-A	Project Schedule – Sandy Ridge
Schedule 1.1-B	RESERVED
Schedule 1.1-C	Project Schedule – Minonk
Schedule 1.1-D	Project Schedule – Senate
Schedule 2.2(i)	Project Support Obligations
Schedule 3A	Seller’s Representations and Warranties - Additional Sponsor Closing
Schedule 3.3	Seller Consents
Schedule 3.8	Licenses and Permits
Schedule 3.9	Project Documents
Schedule 3.10	Subject Company Exceptions
Schedule 3.15	Financial Statements
Schedule 3.16	Environmental Claims
Schedule 3.17	Insurance
Schedule 3.18	Tax Liens
Schedule 3.21	Affiliate Transactions
Schedule 4A	Buyer’s Representations and Warranties - Additional Sponsor Closing
Schedule 4.4	Buyer Consents
Schedule 5.1(ee)	Quality Control and Quality Assurance Program

THIRD AMENDED AND RESTATED

MEMBERSHIP INTEREST

PURCHASE AND SALE AGREEMENT

THIS THIRD AMENDED AND RESTATED MEMBERSHIP INTEREST PURCHASE AND SALE AGREEMENT (this “Agreement”) is entered into as of December 30, 2011 (the “Original Execution Date”), as amended and restated as of March 8, 2012 (the “Restatement Date”), as further amended and restated as of June 29, 2012 (“2nd Restatement Date”), and as further amended and restated as of October 9, 2012 (“3rd Restatement Date”) by and among Algonquin Power Fund (America) Inc., a Delaware corporation (“Buyer”), and Gamesa Energy USA, LLC, a Delaware limited liability company (“Seller”). Buyer and Seller are referred to collectively herein as the “Parties.”

RECITALS

WHEREAS, as of the 2nd Restatement Date, Seller owned all of the membership interests in (i) Wind Portfolio Sponsorco, LLC, a Delaware limited liability company (“Sponsor”), (ii) Minonk Wind, LLC, a Delaware limited liability company (“Minonk”), and (iii) Senate Wind, LLC, a Delaware limited liability company (“Senate”);

WHEREAS, as of the 2nd Restatement Date, Sponsor owned fifty percent (50%) of the membership interests in Wind Portfolio Holdings, LLC, a Delaware limited liability company (“Holdings”);

WHEREAS, as of the 2nd Restatement Date, Holdings owned all of the membership interests in Sandy Ridge Wind, LLC, a Delaware limited liability company (“Sandy Ridge” and collectively with Senate and Minonk, the “Project Companies”), and Holdings also owned all of the membership interests in Pocahontas Prairie Wind, LLC, a Delaware limited liability company (“Pocahontas”);

WHEREAS, in connection with the execution of the Agreement on the 2nd Restatement Date, Holdings (i) transferred all of the membership interests in Sandy Ridge to Energy Holdings I, and (ii) transferred all of the membership interests in Pocahontas to Seller;

WHEREAS, in connection with the execution of the Agreement on the 2nd Restatement Date, Seller transferred all of the membership interests in Minonk and Senate to Wind Energy Construction Holdings I, LLC, a Delaware limited liability company (“Construction Borrower HoldCo”) in which Seller owns all of the membership interests;

WHEREAS, Sandy Ridge has developed a wind turbine electric generating facility consisting of twenty-five (25) Wind Turbines with a total installed nameplate capacity of approximately fifty (50) megawatts located in Blair and Cambria Counties, Pennsylvania, commonly known as the Sandy Ridge Wind Project (the “Sandy Ridge Project”);

WHEREAS, Minonk is developing a wind turbine electric generating facility consisting of one hundred (100) Wind Turbines with an expected total installed nameplate capacity of approximately two hundred (200) megawatts located in Livingston and Woodford counties, Illinois, commonly known as the Minonk Wind Project (the “Minonk Project”);

WHEREAS, Senate is developing a wind turbine electric generating facility consisting of seventy-five (75) Wind Turbines with an expected total installed nameplate capacity of approximately one hundred and fifty (150) megawatts located in Jack and Young Counties, Texas, commonly known as the Senate Wind Project (the “Senate Project”, and, collectively with the Minonk Project and the Sandy Ridge Project, the “Projects”);

WHEREAS, Pocahontas has developed a wind turbine electric generating facility consisting of forty (40) Wind Turbines with a total installed nameplate capacity of approximately eighty (80) megawatts located in Pocahontas County, Iowa, commonly known as the Pocahontas Prairie Wind Project (the “Pocahontas Project”);

WHEREAS, for the Minonk Project and the Senate Project, Seller funded, and continues to fund in the case of each Project Company, various amounts to finance, develop and construct the Projects owned by such Project Company;

WHEREAS, on the 2nd Restatement Date, Minonk, Senate, Construction Borrower HoldCo, and Morgan Stanley Bank, N.A., as the lender, entered into the Construction Loan Agreement (as hereinafter defined) and related agreements to fund the development and construction of the Minonk Project and the Senate Project (the “Construction Loan”);

WHEREAS, in order to secure the obligations under the Construction Loan, (i) Construction Borrower HoldCo has granted a security interest in all of the membership interests in Senate and Minonk pursuant to the Senate/Minonk Pledge Agreement, and (ii) Seller has granted, and Holdings shall grant on the Minonk Transfer Date and Senate Transfer Date, a security interest in all of the membership interests in Construction Borrower HoldCo pursuant to the Construction Borrower HoldCo Pledge Agreement;

WHEREAS, on the 2nd Restatement Date, the Sponsor Closing Date occurred, and Buyer purchased from Seller, and Seller sold to Buyer, the Sponsor Interests and, thereby, an indirect interest in Sandy Ridge;

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, in each case subject to the terms and conditions set forth in this Agreement, an additional 7.75% interest in Sponsor and an indirect interest in Minonk and Senate, which, in the case of Minonk and Senate, shall be achieved through a purchase by Holdings of 100% of Minonk and Senate; provided, that if the Construction Loan remains outstanding on the Acquisition Date for Minonk or the Acquisition Date for Senate, respectively, the acquisition of Minonk and Senate shall be accomplished through a purchase by Holdings of 100% of Construction Borrower HoldCo and, on the first to occur of the Minonk Buyer Project Funding Date and the Senate Buyer Project Funding Date, Buyer shall have the right to cause Minonk and Senate to be transferred to Holdings or one of its subsidiaries, and to cause Construction Borrower HoldCo to be transferred or distributed to Seller, all as set forth more fully herein;

WHEREAS, Buyer and Seller desire to terminate all obligations existing under the Agreement prior to the 3rd Restatement Date for the proposed purchase by Buyer, and the proposed sale by Seller, of any direct or indirect interest in Pocahontas or the Pocahontas Project;

WHEREAS, on the Restatement Date, Seller, Sponsor, and Holdings entered into a tax equity financing transaction for the Projects (together with all agreements, instruments, documents and Encumbrances in connection therewith, and as amended on the 2nd Restatement Date and 3rd Restatement Date, the “Tax Equity Transaction”) with JPM Capital Corporation (“JPMCC”), Gear Wind LLC (“GW”) and Morgan Stanley Wind LLC (“MS” and, with JPMCC, GW and any other party that may participate as a Class A Member, the “Tax Equity Investors”), including in connection therewith an Amended and Restated Membership Interest Purchase and Equity Capital Contribution Agreement (the “ECCA”) and an amended and restated operating agreement of Holdings to be entered into pursuant to the ECCA by and among the Tax Equity Investors as Class A Members and Sponsor as the Class B Member (the “Holdings LLC Agreement”); and

WHEREAS, on the Restatement Date, Sandy Ridge, Senate and Minonk entered into agreements for energy hedge transactions and related working capital and security arrangements, with respect to such Project Company’s Project (together with all agreements, instruments, documents and Encumbrances in connection therewith, the “Energy Hedge Transaction”) with J.P. Morgan Ventures Energy Corporation;

NOW, THEREFORE, in consideration of the premises and the mutual promises made in this Agreement, and in consideration of the representations, warranties, and covenants contained in this Agreement, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions. The following capitalized terms, as and when used in this Agreement, shall have the meanings set forth below:

“2nd Restatement Date” has the meaning set forth in the Preamble hereto.

“3rd Restatement Date” has the meaning set forth in the Preamble hereto.

“Acceptable Correction” has the meaning set forth in Section 6.4(g).

“Access Easements” means, collectively, the access easements included in the documents identified as “Real Property Documents” in Schedule 3.9 and all other easements appurtenant, easements in gross, license agreements and other rights running in favor of any Project Company and which provide access to any Project, including those certain access easements described in the Title Insurance Policies, if any.

“Acquisition Date” means, with respect to Minonk or Senate, the date on which the applicable Project Company is to be indirectly sold and transferred to Holdings under the ECCA pursuant to the sale and transfer to Holdings of Construction Borrower HoldCo, following the satisfaction or waiver of all applicable conditions thereto under the ECCA.

“Acquisition Transaction Documents” means this Agreement, the Sponsor LLC Agreement, the Buyer Parent Guaranty, the Seller Parent Guaranty, the Gamesa Parent Indemnification Agreement, the Turbine Supply Agreements, the O&M Agreements, the Asset Management and BOP Operations Services Agreements, the Energy Management Agreements,

and any other documents, Contracts or instruments to be executed and delivered in connection herewith or at any Closing, other than the Investment Documents and Energy Hedge Documents.

“Action” means any complaint, suit, proceeding, claim, arbitration, demand, assertion or other similar action.

“Additional Sponsor Closing” has the meaning set forth in Section 2.1(a)(viii) below.

“Additional Sponsor Closing Date” has the meaning set forth in Section 2.1(a)(viii) below.

“Additional Sponsor Interests” has the meaning set forth in Section 2.1(a)(v) below.

“Additional Sponsor Purchase Price” has the meaning set forth in Section 2.1(a)(vii) below.

“Adjusted Class A Project Funding Date Capital Contribution” has the meaning set forth in Section 2.2(c)(i) below.

“Adjusted Class B Project Funding Date Capital Contribution” has the meaning set forth in Section 2.2(c)(ii) below.

“Advance Payments” means, for the Minonk Project and the Senate Project, (i) the Foundation Advance Payment, (ii) the Turbine Delivery Advance Payment, and (iii) the Mechanical Completion Advance Payment.

“Advance Payment Amount” means, with respect to a Project, the actual amount of Advance Payments in respect of such Project paid through the date that the Buyer Project Funding Closing has occurred or the date such amounts are repaid.

“Advance Payment Collateral” means an Advance Payment LC or such other collateral as may be acceptable to Buyer pursuant to Section 2.6(b)(viii) below.

“Advance Payment LC” has the meaning set forth in Section 2.6(b)(viii) below.

“Affiliate” of a specified Person means any other Person which directly or indirectly, through one or more intermediates, controls, is controlled by or is under common control with the Person specified. As used in this definition, each of the terms “control,” “controlled by” and “under common control with” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise. Without limiting the foregoing, any Person shall be deemed to be an Affiliate of any specified Person if such Person owns more than 50% of the voting securities of the specified Person, if the specified Person owns more than 50% of the voting securities of such Person, or if more than 50% of the voting securities of the specified Person and such Person are under common control. For the avoidance of doubt, (1) Seller shall not be deemed to be an Affiliate of Sponsor, Holdings, Energy Holdings I, or any Project Company, and such entities shall not be deemed to be Affiliates of Seller, in each case after (a) the Sponsor Closing Date with respect to Sponsor, Holdings, Energy Holdings I, and Sandy Ridge, and (b) the applicable Buyer Project Funding Date with respect to Minonk and Senate, and (2) Buyer shall not be deemed to be an Affiliate of Construction Borrower HoldCo or prior to the applicable Buyer Project Funding Date, Minonk or Senate.

“Affiliated Group” means any affiliated group within the meaning of Code Section 1504.

“Aggregate Class A Project Capital Contribution” has the meaning set forth in Section 2.2(c)(iii) below.

“Aggregate Class B Project Capital Contribution” has the meaning set forth in Section 2.2(c)(iv) below.

“Aggregate Project Capital Contribution” has the meaning set forth in Section 2.2(c)(v) below.

“Agreement” means this Agreement, including the Schedules and exhibits attached hereto.

“Asset Management and BOP Operations Services Agreement” means the Asset Management and BOP Operations Services Agreements for each Project Company, entered into on and as of the Restatement Date, as amended on the 3rd Restatement Date, between Gamesa and each Project Company, in each case in the form agreed by Seller and Buyer as of the Restatement Date or 3rd Restatement Date.

“Assets” means all right, title and interest of a Person in land, properties, buildings, improvements, fixtures, foundations, assets and rights of any kind, whether tangible or intangible, real, personal or mixed, including Contracts, leases, easements, equipment, systems, books, data, reports, studies and records, proprietary rights, intellectual property, Licenses and Permits, rights under or pursuant to all warranties, representations and guarantees, cash, accounts receivable, deposits and prepaid expenses.

“Balance of Plant Work” has the meaning set forth in Section 3.7(e) below.

“Bonus Depreciation” means bonus depreciation pursuant to Code section 168(k), Treasury Regulation section 1.168(k)-1 and I.R.S. Revenue Procedure 2011-26.

“Build-Out Agreements” has the meaning set forth in the ECCA.

“Business Day” means any day except a Saturday or a Sunday or a day when commercial banks are authorized or required by Law to be closed in New York City.

“Buyer” has the meaning set forth in the Preamble hereto.

“Buyer Consents” has the meaning set forth in Section 4.4 below.

“Buyer FERC 203 Order” has the meaning set forth in Section 7.2(b) below.

“Buyer Indemnified Persons” has the meaning set forth in Section 6.2 below.

“Buyer Parent Guaranty” means a guaranty by Algonquin Power & Utilities Corp. of Buyer’s payment obligations hereunder with respect to Buyer’s Sponsor Percentage of the Upstream Project Amount, executed and delivered as of the Restatement Date, in the form agreed by Seller and Buyer as of the Restatement Date.

“Buyer Project Funding” has the meaning set forth in Section 2.2(b)(i) below.

“Buyer Project Funding Closing” has the meaning set forth in Section 2.2(g) below.

“Buyer Project Funding Date” has the meaning set forth in Section 2.2(g) below.

“Cap Amount” has the meaning set forth in Section 6.4(d) below.

“Class A Interest” means a membership interest in Holdings to be held following the Sponsor Closing Date by the Tax Equity Investors, as to be more particularly defined in the Holdings LLC Agreement.

“Class A Member” means a member of Holdings that, following the Sponsor Closing Date, holds Class A Interests under the Holdings LLC Agreement.

“Class B Interest” means all membership interests in Holdings following the Sponsor Closing Date other than the Class A Interests, as to be more particularly defined in the Holdings LLC Agreement.

“Closing” means, collectively or individually, as the context may require, the Sponsor Closing, the Additional Sponsor Closing, the Minonk Transfer Closing, the Buyer Project Funding with respect to Minonk, the Senate Transfer Closing, and the Buyer Project Funding with respect to Senate.

“Closing Date” means, collectively or individually, as the context may require, the Sponsor Closing Date, the Additional Sponsor Closing Date, the Minonk Transfer Closing Date, the Buyer Project Funding Date with respect to Minonk, the Senate Transfer Closing Date, and the Buyer Project Funding Date with respect to Senate.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” has the meaning set forth in Section 7.10 below.

“Construction Borrower HoldCo” has the meaning set forth in the Recitals.

“Construction Borrower HoldCo Interests” means one hundred percent (100%) of the issued and outstanding membership interests in Construction Borrower HoldCo.

“Construction Borrower HoldCo Pledge Agreement” means (i) prior to the Senate Transfer Date or Minonk Transfer Date, the Pledge Agreement, dated as of June 29, 2012, pledging the membership interest in Construction Borrower HoldCo in favor of Morgan Stanley Senior Funding, Inc., and (ii) following the Senate Transfer Date or Minonk Transfer Date, a pledge agreement dated as of such date, pledging such membership interest by Holdings to Morgan Stanley Senior Funding, Inc., in the form agreed on the 3rd Restatement Date.

“Construction Loan” has the meaning set forth in the Recitals.

“Construction Loan Agreement” means the Credit Agreement, among Construction Borrower HoldCo, Senate, Minonk, Morgan Stanley Bank, N.A., as lender, and Morgan Stanley Senior Funding, Inc., as administrative agent, lead arranger and collateral agent, dated as of June 29, 2012.

“Construction Loan Documents” means the Construction Loan Agreement, the Construction Borrower HoldCo Pledge Agreement, the Senate/Minonk Pledge Agreement, and the other agreements entered into in connection with the Construction Loan.

“Construction-Related Support” has the meaning set forth in Section 2.2(i) below.

“Contract” means any agreement, arrangement, lease, license, evidence of indebtedness, mortgage, indenture, security agreement or other contract or binding commitment, arrangement, undertaking or understanding (whether oral or written), including any amendments thereto.

“Contractors” means the Balance of Plant Contractors and the Turbine Supplier.

“Contractor’s Liens” means Encumbrances of the Contractors (or any subcontractor thereof) arising in connection with the work performed under the Turbine Supply Agreements or the Balance of Plant Agreements.

“Cost Seg Report” means the asset cost segregation, depreciation and amortization rates, and depreciation and amortization expense, as confirmed by a nationally recognized accounting firm, before the applicable Buyer Project Funding Date (including the Sponsor Closing Date) hereunder.

“Credit Rating” has the meaning set forth in Section 2.6(g)(i) below.

“Credit Support Default” has the meaning set forth in Section 2.6(g)(ii) below.

“Deductible Amount” has the meaning set forth in Section 6.4(d) below.

“Easements” means, collectively, the easements included in the documents identified as “Real Property Documents” in Schedule 3.9, the Access Easements, the License Agreements and all other easements appurtenant, easements in gross, license agreements and other rights running in favor of any Project Company and/or, appurtenant to any Project, including those certain easements and licenses, if any, described in and insured under the Title Insurance Policies.

“ECCA” has the meaning set forth in the Recitals.

“ECCA Funding Date” means, with respect to any Project, the date on which the Class A Members and Sponsor are to make a final capital contribution to Holdings in respect of such Project following the satisfaction or waiver of all conditions thereto, as specified in the ECCA.

“Encumbrance” means any mortgage, pledge, lien, encumbrance, charge, other security interest or defect in title, option, warrant, deed of trust, claim, restriction, easements, purchase right, right of first refusal, reservation, encroachment, irregularity, deficiency, default, defect, adverse claim, interest, and other matter of every type and description whatsoever impairing or affecting the title to real or personal property of or the membership interests in any Subject Company.

“Energy Hedges” means, collectively, (i) the Sandy Ridge Energy Hedge, (ii) the Minonk Energy Hedge, and (iii) the Senate Energy Edge and “Energy Hedge” means the applicable Project-specific energy hedge, as the context requires.

“Energy Hedge Confirmation (Minonk)” means the Transaction Confirmation entered into by and between Minonk and the Energy Hedge Provider on March 20, 2012.

“Energy Hedge Confirmation (Sandy Ridge)” means the Transaction Confirmation entered into by and between Sandy Ridge and the Energy Hedge Provider on March 20, 2012.

“Energy Hedge Confirmation (Senate)” means the Transaction Confirmation entered into by and between Senate and the Energy Hedge Provider on March 20, 2012.

“Energy Hedge Documents” means the Energy Hedges, the “Secured Obligation Documents” as defined in the Energy Hedges, and all agreements, instruments, documents and certificates entered into or executed and delivered in connection with the Energy Hedge Transaction, whether prior to or upon any Buyer Project Funding Date or ECCA Funding Date, in the form approved by Seller and Buyer before or following the Restatement Date.

“Energy Hedge Provider” means J.P. Morgan Ventures Energy Corporation.

“Energy Hedge Security Documents” has the meaning given to such term in the Holdings LLC Agreement.

“Energy Hedge Transaction” has the meaning set forth in the Recitals.

“Energy Holdings I” means Wind Energy Portfolio Holdings I, LLC, a Delaware limited liability company.

“Energy Management Agreements” means, collectively, the agreements to be entered into with the Energy Manager with respect to each Project, providing for energy management services with respect to such Project, in each case in the form agreed by Seller and Buyer as of the Restatement Date or in accordance with Section 7.1(b).

“Energy Manager” means J.P. Morgan Ventures Energy Corporation, Customized Energy Solutions, Ltd. (in the case of the Sandy Ridge Project), or such other Person that from time to time is the counterparty to any Energy Management Agreement with any Project Company.

“Environmental Claim” means any suit, action demand, demand letter, directive, claim, lien, investigation, request for information, written notice of noncompliance or violation, allegation of liability or potential liability, or proceeding made or brought by any Person, in each such case alleging any liability or obligation under, or violation of or noncompliance with, any Environmental Law.

“Environmental Law” means any Law pertaining to, regulating, relating to or imposing liability concerning the protection of human health and safety (excluding the health and safety of workers pursuant to the U.S. Occupational Health and Safety Act of 1970 (29 U.S.C. §§ 651 et seq.) or analogous state law) or any Environmental Media, including (i) any Law relating to actual or threatened emission, discharge, release, use, treatment, storage, disposal, transport, or handling of any hazardous waste (as defined by 42 U.S.C. §6903(5)), hazardous substance (as defined by 42 U.S.C. §9601(14)), hazardous material (as defined by 49 U.S.C. §5102(2)), toxic pollutant (as listed pursuant to 33 U.S.C. §1317), or pollutant or contaminant (as defined in 42 U.S.C. §9601(33)), any oil (as defined by 33 U.S.C. § 2701(23)), and (ii) the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (42 U.S.C. §§ 9601 et seq.) (“CERCLA”), the Federal Water Pollution Control Act (33 U.S.C. §§ 1251 et seq.) and the Endangered Species Act of 1973 (16 U.S.C. 1531 et seq.) with any amendments or reauthorization thereto or thereof, and any and all regulations promulgated thereunder, and all analogous state and local counterparts or equivalents; and (ii) all Environmental Permits.

“Environmental Media” means and includes, without limitation, any air, soil, sediments, land surface, subsurface strata, plant or animal life, natural resources, or water (including, without limitation, territorial, coastal and inland surface waters, groundwater, streams, and wetlands), and any such material or media contained in any drains, tanks, sewers, or septic and waste treatment, storage and disposal systems servicing real property, buildings or structures.

“Environmental Permits” means all Licenses and Permits required under all Environmental Law.

“Equity Base Case Model” means the financial model attached hereto as Exhibit D and, as to the members of Sponsor, including for purposes of this Agreement an assumption that all distributions of cash and allocations of income, gain, loss and deductions are allocated proportionately among the members of Sponsor in accordance with their respective interests in the Sponsor LLC Agreement.

“Excluded Representation” means any statement, representation, warranty, promise, undertaking or agreement (a) in relation to any forecast as to the operations, earnings or profitability of any Subject Company; or (b) except as set forth herein with respect to a representation made as of a Closing Date, as to future events or circumstances of any nature whatsoever, made to Buyer (or any of its employees, officers, directors and advisers) by Seller or any person acting or purporting to act on behalf of Seller or resulting from or implied by conduct made in the course of communications or negotiations in connection with the business of any Subject Company.

“Execution Date” means the Original Execution Date, the Restatement Date, the 2nd Restatement Date, or the 3rd Restatement Date, as indicated.

“Exempt Wholesale Generator” means an “exempt wholesale generator” under Section 1262 of PUHCA and the implementing regulations of FERC, at 18 C.F.R. §§ 366.1 and 366.7 (2009).

“FERC” means the Federal Energy Regulatory Commission, or successor agency.

“Final Closing Date” means the last to occur of the Sponsor Closing Date, the Buyer Project Funding Date with respect to Minonk, and the Buyer Project Funding Date with respect to Senate.

“Foundation Advance Payment” means an amount equal to 10% of the Upstream Project Amount for the applicable Project Interests.

“FPA” means the Federal Power Act, as amended.

“Fundamental Representations” has the meaning set forth in Section 6.1 below.

“GAAP” means generally accepted accounting principles in the United States of America consistently applied.

“Gamesa Parent Indemnification Agreement” means an agreement by and between Gamesa Corporación Tecnológica, S.A., Sponsor and Buyer, executed and delivered as of the Restatement Date, in the form agreed by Seller, Gamesa Corporación Tecnológica, S.A. and Buyer as of the Restatement Date, as amended and restated as of the 2nd Restatement Date and as of the 3rd Restatement Date.

“Governmental Authority” means the United States and any state, county, or city, or any political subdivision, agency, court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of any of the foregoing.

“Hart Scott Rodino Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended.

“Hazardous Substances” means any material, substance or chemical waste (whether liquid, gaseous or solid) that (i) requires removal, remediation or reporting under any Environmental Law, or is listed, classified or regulated as a “pollutant,” “contaminant,” “hazardous waste” or “hazardous substance” (or other similar term) pursuant to any applicable Environmental Law, or (ii) is regulated under applicable Environmental Laws as being, toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous.

“Holdings” has the meaning set forth in the Recitals.

“Holdings LLC Agreement” has the meaning set forth in the Recitals.

“IFRS” means International Financial Reporting Standards set by the International Accounting Standards Board, consistently applied for the time periods involved.

“Indemnified Party” means the Party seeking indemnification pursuant to Section 6.2 or 6.3 (as applicable).

“Indemnifying Party” means the Party against whom indemnification is sought pursuant to Section 6.2 or 6.3 (as applicable).

“Independent Engineer” means GL Garrad Hassan America, Inc.

“Initial Capital Contribution” means any contribution to the capital of Holdings required by the ECCA to be made by any Person in respect of Minonk or Senate in connection with or following the Acquisition Date, but prior to the ECCA Funding Date, with respect to such Project.

“Insurance Consultant” means Moore-McNeil, LLC.

“Insurance Consultant’s Report” means the report of the Insurance Consultant under the ECCA.

“Interests” means, collectively or individually, as the context may require, the Sandy Ridge Interests, the Minonk Interests, the Senate Interests, the Sponsor Interests, the Additional Sponsor Interests, the Construction Borrower HoldCo Interests, and the membership interests in Holdings and Energy Holdings I.

“Investment Documents” has the meaning set forth in the ECCA, including the ECCA, the Holdings LLC Agreement, and such other agreements identified therein.

“IRS” means the Internal Revenue Service or any successor agency.

“Key Project Documents” means: (a) the Balance of Plant Agreements, (b) the Build-Out Agreements; (c) the Interconnection Agreements, (d) the Turbine Supply Agreements, (e) the Energy Hedge Documents, (f) the Real Property Documents, (g) the O&M Agreements, (h) the Asset Management and BOP Operations Services Agreement, (i) the Energy Management Agreements, (j) any other document identified as a Key Project Document in any Project Schedule, and (k) any other document identified as such in the Investment Documents or Energy Hedge Documents.

“Knowledge,” “known” and “knows,” means (i) with respect to Seller, the actual knowledge of the individuals listed on Exhibit A, after due inquiry, and (ii) with respect to Buyer, the actual knowledge of the individuals listed on Exhibit B, after due inquiry.

“Laws” means any constitution, statute, code, regulation, rule, injunction, Order, judgment, ruling, charge, or other restriction of any applicable Governmental Authority.

“LC Approved List” means a list of entities that are pre-approved to provide the Advance Payment LC under Section 2.6(b)(viii) of this Agreement, including Wells Fargo Bank, National Association, Standard Chartered Bank (Hong Kong) Limited, New York Branch, Deutsche Bank AG, New York Branch, Bayerische Hypo-Und Vereinsbank AG, New York Branch.

“Leases” means, collectively, the leases and subleases of real property included in the documents identified as “Real Property Documents” in Schedule 3.9 and all other leases and subleases of real property entered into in connection with the Projects or covering real property which is leased or sublet to any Project Company or to which any Project Company has been granted an easement, including those certain leases and subleases of real property described in the Title Insurance Policies, if any.

“Liability” means any liability or obligation of whatever kind or nature, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due.

“License Agreements” means, collectively, the license agreements included in the documents identified as “Real Property Documents” in Schedule 3.9 and all other real property licenses and other rights running in favor of any Project Company, appurtenant to any Project, including those certain licenses described in the Title Insurance Policies, if any.

“Licenses and Permits” means filings and registrations with, and licenses, permits, notices, approvals, grants, easements, exemptions, variances and authorizations from, any Governmental Authority (including, but not limited to, Environmental Permits).

“Losses” means, with respect to any Person, any and all losses, liabilities, damages, claims or expenses (including reasonable attorneys’ fees and costs of investigation thereof reasonably incurred in investigating or defending any claims).

“Major Project Participants” means (a) the Operator, (b) the Turbine Supplier, (c) the Balance of Plant Counterparties, (d) the Energy Hedge Provider, (e) the Transmission Providers, (f) the Energy Manager, (g) the Asset Manager, (h) any other Person identified as a Major Project Participant in any Project Schedule, and (i) any other Person identified as a Major Project Participant in the Investment Documents or Energy Hedge Documents.

“Material Adverse Effect” means, with respect to the Subject Companies or the Projects, any change, event, fact, condition, effect or occurrence that is materially adverse to (i) the business, financial condition, assets, liabilities or results of operations of the Subject Companies and the Projects, taken as a whole (unless otherwise indicted) or (ii) the ability of Seller to perform its obligations under this Agreement; provided, that a “Material Adverse Effect” shall not include changes, events, effects or occurrences (individually or taken together) resulting from or arising out of (a) any change generally affecting the national or regional: (1) electric generating, transmission or distribution industry, (2) wholesale or retail markets for electric power, natural gas or coal, (3) electrical transmission and distribution systems, rail transportation or natural gas transportation and distribution systems, or (4) economic conditions generally or in the wind energy industry; (b) any change in markets for commodities or supplies, including electric power, natural gas, emissions, fuel, coal or water; (c) any change in the design or pricing of the wholesale or retail electric power and natural gas markets (including any change in the forward reserve markets, day-ahead markets, real-time markets, ancillary services markets and emissions markets (including any change in any regional Reliability Pricing Model (“RPM”) capacity auctions, day-ahead markets, real-time markets and ancillary services markets)); (d) any change in the financial, banking or securities markets or any change in the general international, national or regional economic conditions, including as a result of terrorist activity, acts of war or acts of public enemies; (e) the announcement or pendency of the transactions contemplated hereby or any actions required to be taken pursuant to this Agreement or any other Transaction Document; (f) changes in any industry standards, GAAP, IFRS, or regulatory accounting requirements or changes in the interpretation thereof as such relate to any Subject Company or Project; (g) earthquakes, hurricanes, floods, acts of God or other natural disasters; (h) acts of war, sabotage or terrorism, military actions or the escalation thereof; (i) the results of any auction conducted under the auspices of PJM (including any RPM auctions); (j) any action taken at the express written request of Buyer and/or its Affiliates; or (k) any event or circumstance caused by Buyer and/or its Affiliates, or their ability or inability, collectively or individually, to obtain financing (whether debt or equity) for purposes of satisfying their obligations under this Agreement.

“Maximum Repayment Amount” has the meaning set forth in Section 2.6(g)(iii) below.

“Mechanical Completion Advance Payment” means an amount equal to 25% of the Upstream Project Amount for the applicable Project Interests.

“MemberCo” means Wind Portfolio Memberco, LLC, a Delaware limited liability company that is treated and recognized under the Code as a taxpayer separate and apart from Sponsor.

“Minonk” has the meaning set forth in the Recitals above.

“Minonk Agreement” means both the consent right related to the sale of the Minonk Project of Pattern Energy Group LP’s (“Pattern”) pursuant to Section 2.2A of the Wind Projects Master Restructuring Agreement, dated as of June 25, 2009 (the “Restructuring Agreement”), among Seller, Minonk, Pocahontas, Babcock & Brown Renewable Holdings, Inc., Navitas Energy, Inc. and Pattern, as well as Pattern’s offer right related to a potential sale of the Minonk Project pursuant to Section 2.2B of the Restructuring Agreement.

“Minonk Energy Hedge” means the ISDA Master Agreement (1992 Multi-Currency, Cross-Border Form), dated as of the Restatement Date, as amended by Amendment No. 1 to the Commodity Hedge Agreement, dated as of May 30, 2012, and Amendment No. 2 to the Minonk Commodity Hedge Agreement, dated as of the 2nd Restatement Date, together with each of the schedules, annexes and exhibits thereto and the Energy Hedge Confirmation (Minonk), by and between Minonk and the Energy Hedge Provider, and the Gamesa Indemnity Support Agreement, dated as of the 2nd Restatement Date.

“Minonk Interests” has the meaning set forth in Section 2.1(b)(i) below.

“Minonk Project” has the meaning set forth in the Recitals above.

“Minonk Purchase Price” has the meaning given to such term in the ECCA.

“Minonk Transfer Closing” has the meaning set forth in Section 2.1(b)(ii) below.

“Minonk Transfer Date” has the meaning set forth in Section 2.1(b)(ii) below.

“Moody’s” has the meaning set forth in Section 2.6(g)(iv) below.

“Nemish Transfer” shall mean the contemplated transfer of land within the Sandy Ridge Project acquired from the Nemish family to the adjoining landowner, Flanagan, together with a corresponding reservation of a roadway access easement in favor of Sandy Ridge.

“Non-Completion Event” has the meaning set forth in Annex B.

“OFAC” means the U.S. Department of Treasury Office of Foreign Assets Control or any successor agency.

“OFAC Blocked Person” means a Person who (a) appears on the OFAC SDN List, (b) is included in, owned by, controlled by, acting for or on behalf of, providing assistance, support, sponsorship or services of any kind to, or otherwise associated with any of Person referred to or described in the OFAC SDN List, or (c) to Buyer’s Knowledge, conducts business or engages in any transaction with any Person or entity named in the OFAC SND List.

“OFAC SDN List” means the list of “Specially Designated Nationals and Blocked Persons” maintained by OFAC.

“O&M Agreements” means the Amended and Restated Operations and Maintenance Agreements for each Project Company, entered into on and as of the Restatement Date, between the Operator and each Project Company, in each case in the form agreed by Seller and Buyer as of the Restatement Date.

“Ongoing Support” has the meaning set forth in Section 2.2(i) below.

“Operator” means Gamesa Wind US, LLC, a Delaware limited liability company in its capacity as operator under an O&M Agreement.

“Order” means any injunction, judgment, order, decree, ruling, or charge of a Governmental Authority.

“Ordinary Course of Business” means the ordinary course of business consistent with the affected Party’s past custom and practice (including with respect to quantity and frequency).

“Original Execution Date” has the meaning set forth in the Preamble hereto.

“Outland Litigation” means (i) McCoy v. Gamesa Technology Corp., Inc. et al., Northern District of Illinois Case No. 11-CV-00592, and (ii) any litigation, allegation, action, claim, proceeding, demand, subpoena, order, directive, requirement, or threat of any of the foregoing that directly or indirectly (e.g., by way of a Third Party seeking to influence the outcome of litigation or any other proceeding before a Governmental Authority) stems from, arises in relation to, or derives from such case or from related or similar claims or allegations by the parties to such case or by related Persons to any such parties.

“Parties” means Seller and Buyer and “Party” means either of Seller or Buyer.

“Permitted Encumbrances” means:

(i) Encumbrances for inchoate mechanics’ and materialmen’s liens for construction in progress and workmen’s, repairmen’s, warehousemen’s and carriers’ liens, other than Contractor’s Liens, arising in the ordinary course of business that in each case are either (A) for amounts not due or (B) being contested in good faith through appropriate proceedings so long as on the Closing Date with respect to the applicable Subject Company (x) such proceedings shall not involve any substantial risk of the sale, forfeiture or loss of any part of any Interests, Project or Site, as the case may be, title thereto or any interest therein and shall not interfere in any material respect with the ownership, financing, leasing, occupation, design, construction, equipping, testing, repair, operation, maintenance, use, value, marketability or disposition of any Interests, Project, any Site, the Easements or the Leases, or (y) a bond or other security acceptable to Buyer has been posted or provided in such manner and amount as to reasonably assure that any amounts determined to be due will be promptly paid in full when such contest is determined;

(ii) Encumbrances for Taxes either (A) not yet payable or (B) being contested in good faith through appropriate proceedings so long as on the Closing Date with respect to the applicable Subject Company (x) such proceedings shall not involve any substantial risk of the sale, forfeiture or loss of any part of any Interests, Project, any Site, the Easements or the Leases, as the case may be, title thereto or any interest therein and shall not interfere in any material respect with the ownership, financing, leasing, occupation, design, construction, equipping, testing, repair, operation, maintenance, use, value, marketability or disposition of any Interests, Project, any Site, the Easements or the Leases, or (y) a bond or other security acceptable to Buyer has been posted or provided in such manner and amount as to reasonably assure that any amounts determined to be due will be promptly paid in full when such contest is determined;

(iii) Encumbrances incurred pursuant to the Key Project Documents, other than Contractor’s Liens and Encumbrances on any of the Interests;

(iv) any Encumbrances which are an exception to a Title Insurance Policy, other than Contractor’s Liens;

(v) deposits or pledges to secure mandatory statutory obligations or performance of bids, tenders, contracts (other than for the repayment of borrowed money) or leases, or for purposes of like general nature in the ordinary course of its business; provided that such obligations have been taken into account in establishing the applicable Project Completion Amount;

(vi) until the Buyer Project Funding Date of a Project, Contractor’s Liens with regard to such Project;

(vii) Encumbrances securing Permitted Indebtedness with regard to such Project prior to the earlier of December 31, 2012 and the Buyer Project Funding Date for either the Minonk Project or the Senate Project, with respect to the Construction Loan.

(viii) Encumbrances arising out of judgments or awards so long as an appeal or proceeding for review is being contested in good faith by appropriate proceedings and the payment of which is fully covered by bonds or other security acceptable to Buyer;

(ix) with respect to any Interests, any restrictions on further transfer under any Transaction Documents or imposed by applicable securities laws;

(x) defects of title, easements, rights of way, and other similar charges or Encumbrances that do not materially interfere with the development or operation of the Project, other than in respect of any Interests;

(xi) zoning, building and other generally applicable land use restrictions which are not violated by the current use of, and do not materially interfere with the development or operation of, the Project; and

(xii) Encumbrances created under the Energy Hedge Security Documents.

“Permitted Indebtedness” means prior to the earlier of December 31, 2012 and the Buyer Project Funding Date for either the Minonk Project or the Senate Project, the Construction Loan.

“Person” means an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Authority.

“PGC License” means the License for Right-of-Way, dated February 15, 2012, issued by the Pennsylvania Game Commission.

“PJM” means PJM Interconnection, LLC.

“Placed in Service” means the achievement of all of the following with respect to any Project: (a) (i) with respect to the Sandy Ridge Project, a Notice of Substantial Completion, as defined in the Balance of Plant Contract for the Sandy Ridge Project; (ii) with respect to the Minonk Project, a certificate of substantial completion (or similar certificate) as defined in the Balance of Plant Contract for the Minonk Project; or (iii) with respect to the Senate Project, a certificate of substantial completion (or similar certificate) as defined in the Balance of Plant Contract for the Senate Project, or (in all cases) any replacement certificate providing the same certifications, has been delivered for all of the Wind Turbines in the Project; (b) a Turbine Commissioning Certificate, as defined in the Turbine Supply Agreement, has been delivered for all of the Wind Turbines in the Project; (c) the Project has obtained all applicable Licenses and Permits required for its operation; (d) (i) the Commercial Operations Date, as defined in the Commercial Operations Date Conditions Precedent Annex in the Energy Hedge for the Project, has occurred with respect to all of the Wind Turbines in the Project and (ii) each of the items set forth in Schedule 1.1(C) to the ECCA has occurred; (e) all of the Wind Turbines in the Project are interconnected and synchronized to the grid and capable of producing electricity in commercial quantities; and (f) daily operation of all of the Wind Turbines in the Project has commenced.

“Plan” means any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

“Pocahontas” has the meaning set forth in the Recitals above.

“Pocahontas Interests” means one hundred percent (100%) of the issued and outstanding membership interests in Pocahontas.

“Pocahontas Project” has the meaning set forth in the Recitals.

“Post-Closing Tax Period” means any taxable period beginning after the applicable Closing Date (as used in Article 8) and, with respect to any Taxable period beginning before and ending after the applicable Closing Date (as used in Article 8), the portion of such taxable period beginning after the applicable Closing Date (as used in Article 8).

“Pre-Closing Tax Period” has the meaning set forth in Section 8.2 below.

“Projects” has the meaning set forth in the Recitals above, and “Project” means any one of them (as the context requires).

“Project Companies” means Minonk, Sandy Ridge and Senate.

“Project Completion Amount” has the meaning set forth in Section 2.2(c)(vi) below.

“Project Documents” has the meaning set forth in Section 3.9(b).

“Project Interests” means, collectively or individually, as the context may require, the Sandy Ridge Interests, the Minonk Interests, and the Senate Interests.

“Project Schedule” means (a) with respect to Sandy Ridge, Schedule 1.1-A; (b) with respect to Minonk, Schedule 1.1-C; and (c) with respect to Senate, Schedule 1.1-D.

“Property Tax” means any Tax resulting from and relating to the assessment of real or personal property by any Governmental Authority.

“Prudent Utility Practice” means practices, methods, standards, guides, and activities generally accepted in the North American wind energy industry with respect to the development, construction and operation of facilities of similar design, size and capacity, and that, in the exercise of reasonable judgment by an experienced developer and operator of wind energy generation assets in light of the facts known at the time the decision was made, would be reasonably expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, safety, expedition and applicable law. Prudent Utility Practices is not intended to be limited to the optimum practice, methods, standards, guides or activities to the exclusion of all others, but rather to be a spectrum of possible practices, methods, standards, guides, and activities for a given situation or decision.

“Public Roads” has the meaning set forth in Section 3.7(a) below.

“PUHCA” means the Public Utility Holding Company Act of 2005, 42 U.S.C. sec 16451 et seq. (2006) and the regulations of FERC thereunder at 18 C.F.R. §§366.1, et seq. (2009).

“Purchase Price” means the Minonk Purchase Price or the Senate Purchase Price, as applicable.

“Real Property Documents” means the Easements, the Access Easements, the Leases, the License Agreements and any other deeds, leases, easements, mortgages, licenses or other Contracts to which any Project Company (or any of its Affiliates) is a party or by which any Project Company or its Assets are bound and that grant, convey, assign or otherwise affect real property interests relating to the Projects or the business or Assets of any Project Company.

“RECs” means any credits, credit certificates, green tags or similar environmental or green energy attributes (such as those for greenhouse reduction or the generation of green power or renewable energy) created by a Governmental Authority or independent certification board or group generally recognized in the electric power generation industry, and generated by or associated with any Project or electricity produced therefrom, but excluding the renewable energy production tax credits provided for pursuant to Section 45 of the Code or any other tax benefits.

“Release” means any release, spill, leak, emission, deposit, pumping, pouring, emptying, discharging, injecting, escaping, leaching, disposing, dumping, dispersion or migration of Hazardous Substances into, under, above, onto or from any indoor or outdoor Environmental Media.

“Released Obligations” has the meaning set forth in Section 2.2(h) below.

“Representative” of any Person, means any director, officer, consultant, employee, agent, advisor or other representative of such Person.

“Restatement Date” has the meaning set forth in the Preamble hereto.

“S&P” has the meaning set forth in Section 2.6(g)(v) below.

“Sandy Ridge” has the meaning set forth in the Recitals above.

“Sandy Ridge Energy Hedge” means the ISDA Master Agreement (1992 Multi-Currency, Cross-Border Form), dated as of the Restatement Date, as amended by Amendment No. 1 to the Commodity Hedge Agreement, dated as of May 30, 2012, together with each of the schedules, annexes and exhibits thereto, the Energy Hedge Confirmation (Sandy Ridge), and the Sandy Ridge Amendment and Waiver Letter, dated as of the 2nd Restatement Date, by and between Sandy Ridge and the Energy Hedge Provider.

“Sandy Ridge Interests” means one hundred percent (100%) of the issued and outstanding membership interests in Sandy Ridge.

“Sandy Ridge Project” has the meaning set forth in the Recitals above.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Law” has the meaning set forth in Section 4.8 below.

“Seller” has the meaning set forth in the Preamble hereto.

“Seller Consents” means the consents listed in Schedule 3.3.

“Seller Disclosure Schedule” has the meaning set forth in Section 6.4(b) below.

“Seller Indemnified Persons” has the meaning set forth in Section 6.3 below.

“Seller Parent Guaranty” means a guaranty by Gamesa Corporación Tecnológica, S.A. of Seller’s obligations hereunder, executed and delivered as of the Restatement Date, in the form agreed by Seller and Buyer as of the Restatement Date.

“Seller Payable” has the meaning set forth in Section 2.2(b)(iii) below.

“Senate” has the meaning set forth in the Recitals above.

“Senate Energy Hedge” means the ISDA Master Agreement (1992 Multi-Currency, Cross-Border Form), dated as of the Restatement Date, as amended by Amendment No. 1 to the Commodity Hedge Agreement, dated as of May 30, 2012, together with each of the schedules, annexes and exhibits thereto and the Energy Hedge Confirmation (Senate), by and between Senate and the Energy Hedge Provider.

“Senate Interests” has the meaning set forth in Section 2.1(c)(i) below.

“Senate / Minonk Pledge Agreement” means the Pledge Agreement dated as of June 29, 2012 by Construction Borrower HoldCo in favor of Morgan Stanley Senior Funding, Inc., as amended.

“Senate Project” has the meaning set forth in the Recitals above.

“Senate Purchase Price” has the meaning given to such term in the ECCA.

“Senate Transfer Closing” has the meaning set forth in Section 2.1(c)(ii) below.

“Senate Transfer Date” has the meaning set forth in Section 2.1(c)(ii) below.

“Site” means, with respect to any Project, all real property interests comprising the Project or the business or Assets of the applicable Project Company, including all real property described in any of the Title Insurance Policies with respect to such Project.

“Sponsor” has the meaning set forth in the Recitals above.

“Sponsor Closing” has the meaning set forth in Section 2.1(a)(iv) below.

“Sponsor Closing Date” has the meaning set forth in Section 2.1(a)(iv) below.

“Sponsor Interests” has the meaning set forth in Section 2.1(a)(i) below.

“Sponsor LLC Agreement” means (i) from and after the Sponsor Closing until the Additional Sponsor Closing, the Amended and Restated Operating Agreement of Sponsor, in the form attached as Exhibit K to this Agreement as of the 2nd Restatement Date, and (ii) from and after the Additional Sponsor Closing, the Second Amended and Restated Operating Agreement of Sponsor, in the form attached as Exhibit K to this Agreement as of the 3rd Restatement Date, to be entered into by Buyer and Seller on the Additional Sponsor Closing Date.

“Sponsor Percentage” means, for any member of Sponsor, such member’s Percentage Interest as defined in the Sponsor LLC Agreement.

“Sponsor Purchase Price” has the meaning set forth in Section 2.2(a) below.

“Subject Companies” means the Project Companies, Holdings, Energy Holdings I, Construction Borrower HoldCo, and Sponsor.

“Survival Period” has the meaning set forth in Section 6.1 below.

“Target Completion Date” has the meaning set forth in Section 7.3(c) below.

“Tax” or “Taxes” means all taxes, assessments, duties, levies or other similar governmental charges, including, without limitation, all U.S. federal, state, local, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, transfer, property, sales, use, value-added, occupation, property, excise, severance, windfall profits, stamp, license, payroll, social security, withholding and other taxes, assessments, duties or levies (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest.

“Tax Benefit” has the meaning set forth in Section 8.3(b) below.

“Tax Equity Investors” has the meaning set forth in the Recitals hereto.

“Tax Equity Transaction” has the meaning set forth in the Recitals hereto.

“Tax Investor FERC 203 Order” means an order from the FERC pursuant to Section 203 of the FPA authorizing the sale and transfer contemplated by the ECCA of the facilities owned by the Subject Company that are subject to FERC jurisdiction.

“Tax Returns” all returns, statements, forms and reports (including elections, declarations, disclosures, schedules, estimates and information returns) for Taxes.

“Taxing Authority” means, with respect to a particular Tax, the agency or department of any Governmental Authority responsible for the administration and collection of such Tax.

“Third Party” means a Person other than a Party or an Affiliate of a Party.

“Third Party Claim” has the meaning set forth in Section 6.6(a) below.

“Third Party Work Product” has the meaning set forth in Section 6.5(c) below.

“Title Company” means Stewart Title Guaranty Company.

“Title Insurance Policies” means ALTA (2006) owner’s title insurance policies with leasehold, non-imputation (additional insured) and the other endorsements listed on Exhibit J with respect to each of the Projects, in form and substance otherwise reasonably satisfactory to Buyer (including, but not limited to conforming to the title requirements on Exhibit J) and such additional coverage and/or other endorsements (unless otherwise waived by Buyer) as Buyer may reasonably require with respect to such New Encumbrances.

“Transaction Documents” means the Acquisition Transaction Documents, the Investment Documents, the Construction Loan Documents, and the Energy Hedge Documents.

“Transaction Expenses” shall have the meaning given to such term in the ECCA.

“Transfer Taxes” means any transfer, documentary, sales, use, real property transfer, recording, gains, registration and other similar taxes and fees.

“Turbine Delivery Advance Payment” means an amount equal to 15% of the Upstream Project Amount for the applicable Project Interests.

“Turbine Supplier” means Gamesa Wind US, LLC, a Delaware limited liability company, in its capacity as suppler under the applicable Turbine Supply Agreements.

“Turbine Supply Agreements” means the Amended and Restated Turbine Supply Agreements for each Project Company, entered into on and as of the Restatement Date, between the Turbine Supplier and each Project Company, in each case in the form agreed by Seller and Buyer as of the Restatement Date.

“2011 Balance Sheet” has the meaning set forth in Section 3.15 below.

“Updated Balance Sheet” has the meaning set forth in Section 3.15 below.

“Upstream Project Amount” means, with respect to each Project Company, the amount identified as such in Exhibit C attached hereto (expressed in U.S. dollars) for such Project Company, in each case as may be adjusted pursuant to Section 2.3 hereof.

“Wind Resource Consultant” means that consultant identified in Part IV of Schedule 1.1(B) to the ECCA.

“Wind Resource Report” means any of those reports: (i) issued by the Wind Resource Consultant with respect to the Minonk Project; (ii) issued by the Wind Resource Consultant with respect to the Sandy Ridge Project; or (iii) issued by the Wind Resource Consultant with respect to the Senate Project, as the context requires, and each as identified in Part IV of Schedule 1.1(B) to the ECCA.

“Wind Turbine” means a Gamesa G90 2.0 MW wind turbine.

[Redacted]

1.2 Project Information Definitions. The following terms shall have, for each Project, the meanings given thereto in the Project Schedule for such Project: Balance of Plant Agreements, Balance of Plant Contractors, Build-Out Agreements, Environmental Consultant, Environmental Report, Independent Engineer’s Report, Interconnection Agreements, Transmission Consultant, Transmission Consultant’s Report, Wind Resource Consultant, and Wind Resource Report.

1.3 Rules of Interpretation.

(a) Plural. The singular includes the plural, and the plural includes the singular.

(b) Reference to Persons. A reference to a Person includes its permitted successors and assigns.

(c) IFRS Accounting. All accounting terms used but not specifically defined herein shall bear the meaning ascribed thereto by IFRS.

(d) Construction. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provisions of this Agreement, and section, schedule and exhibit references are to this Agreement unless otherwise specified. The word “including” shall mean including without limitation.

(e) Dates. Any date specified for any action that is not a Business Day shall be deemed to mean the first Business Day after such date.

ARTICLE 2

PURCHASE AND SALE; CLOSINGS

2.1 The Interest Transfers.

(a) Sponsor Interests and Additional Sponsor Interests.

At the ECCA Funding Date with respect to Sandy Ridge, subject to the terms and conditions hereof, the following occurred:

(i) Sale and Purchase of Sponsor Interests. Seller sold, transferred, conveyed, assigned and delivered to Buyer, and Buyer purchased and acquired from Seller, fifty-one percent (51%) of the issued and outstanding membership interests in Sponsor (the “Sponsor Interests”), effective as of 12:01 a.m. on July 1, 2012.

(ii) Sponsor LLC Agreement. Seller and Buyer executed and delivered the Sponsor LLC Agreement, and, to the extent not previously executed and delivered, executed and delivered or caused to be executed and delivered each of the other Acquisition Transaction Documents to which such Party or any Affiliate thereof was a party.

(iii) Buyer Project Funding for Sandy Ridge. Seller and Buyer took and caused to be taken all actions required to effectuate the Buyer Project Funding with respect to Sandy Ridge, including entering into an assignment and assumption agreement for the membership interests in Sponsor (effective as of 12:01 a.m. on July 1, 2012).

(iv) Sponsor Closing. The closing of the sale of the Sponsor Interests pursuant to this Agreement (the “Sponsor Closing”) took place simultaneously with the closing of the Buyer Project Funding with respect to Sandy Ridge at the offices of Orrick,

Herrington & Sutcliffe LLP in New York City, New York, on June 29, 2012 (the “Sponsor Closing Date”), effective as of 12:01 a.m. on July 1, 2012.

Immediately prior to the earlier to occur of the Minonk Transfer Closing and the Senate Transfer Closing, subject to the terms and conditions hereof, the following shall occur:

(v) Sale and Purchase of Additional Sponsor Interests. Seller shall sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase and acquire from Seller, an additional seven and three-quarters percent (7.75%) of the issued and outstanding membership interests in Sponsor (the “Additional Sponsor Interests”), effective immediately prior to the earlier to occur of the Minonk Transfer Closing and the Senate Transfer Closing.

(vi) Sponsor LLC Agreement. Seller and Buyer shall execute and deliver the Sponsor LLC Agreement, as amended and restated as of the 3rd Restatement Date, reflecting the 58.75% and 41.25% Percentage Interests resulting from the Additional Sponsor Closing, and providing that all allocations of Income or Loss and Credits (as such terms are used in the Sponsor LLC Agreement) shall be in accordance with the Percentage Interests of the members thereto immediately following such transaction, with retroactive effect to the commencement of the then current tax year of Sponsor (such year being its initial partnership tax year).

(vii) Additional Sponsor Purchase Price. In consideration of the sale and assignment of the Additional Sponsor Interests, Buyer agrees that, subject to the satisfaction or waiver of all applicable conditions set forth in Section 5.3, on the Additional Sponsor Closing Date, Buyer shall pay or cause to be paid to Seller an amount equal to seven and three-quarters percent (7.75%) of the Upstream Project Amount for Sandy Ridge (the “Additional Sponsor Purchase Price”); provided, however, that any and all amounts distributed to Seller by Sponsor in respect of the Additional Sponsor Interest on or prior to the Additional Sponsor Closing shall be credited against, and reduce, Buyer’s payment of the Additional Sponsor Purchase Price.

(viii) Additional Sponsor Closing. The closing of the sale of the Additional Sponsor Interests pursuant to this Agreement (the “Additional Sponsor Closing”) shall take place at the offices of Orrick, Herrington & Sutcliffe LLP in New York City, New York, commencing at 9:00 a.m. local time on the third (3rd) Business Day following the satisfaction or waiver of all applicable conditions to the obligations of the Parties to consummate the transaction pursuant to Section 5.3 (other than those conditions that by their nature are to be satisfied at the Additional Sponsor Closing but subject to satisfaction of such conditions at the Additional Sponsor Closing), or at such other date, time and location as Buyer and Seller may mutually agree (the “Additional Sponsor Closing Date”). Buyer and Seller shall enter into an assignment and assumption agreement for the Additional Sponsor Interests in form and substance to be agreed upon by the Parties.

(b) Minonk Transfer. At the Acquisition Date for Minonk, subject to the terms and conditions hereof, the following shall occur:

(i) Sale and Purchase of Minonk Interests. Seller shall sell, transfer, convey, assign and deliver to Holdings, and Holdings shall purchase and acquire from Seller, the Construction Borrower HoldCo Interests and, indirectly thereby, one hundred percent (100%) of the issued and outstanding membership interests in Minonk (the “Minonk Interests”), which shall be owned by Construction Borrower HoldCo at such time.

(ii) Minonk Transfer Closing. The closing of the sale of the Construction Borrower HoldCo Interests and, thereby, the Minonk Interests pursuant to Section 2.1(b)(i) (the “Minonk Transfer Closing”) shall take place at the offices of Orrick, Herrington & Sutcliffe LLP in New York City, New York, commencing at 9:00 a.m. local time on the third (3rd) Business Day following the satisfaction or waiver of all applicable conditions to the obligations of the Parties to consummate the transaction pursuant to Section 5.1 and Section 5.2 (other than those conditions that by their nature are to be satisfied at the Minonk Transfer Closing but subject to satisfaction of such conditions at the Minonk Transfer Closing), or at such other date, time and location as Buyer and Seller may mutually agree (the “Minonk Transfer Date”). Seller and Holdings shall enter into an assignment and assumption agreement for the Construction Borrower HoldCo Interests in form and substance to be agreed upon by the Parties.

(iii) Initial Capital Contribution. Seller and Buyer shall pay to Sponsor, as capital contributions in accordance with their respective Sponsor Percentages, the Initial Capital Contribution required to be made by Sponsor to Holdings on the Acquisition Date for Minonk under the ECCA. Buyer’s portion of such Initial Capital Contribution shall be deemed to be an Advance Payment hereunder (including for purposes of Section 2.6(b)(viii)), and Buyer’s subsequent Advance Payments for Minonk (if any) shall be reduced by a corresponding amount.

(c) Senate Transfer. At the Acquisition Date for Senate, subject to the terms and conditions hereof, the following shall occur:

(i) Sale and Purchase of Senate Interests. Seller shall sell, transfer, convey, assign and deliver to Holdings, and Holdings shall purchase and acquire from Seller, the Construction Borrower HoldCo Interests and, indirectly thereby, one hundred percent (100%) of the issued and outstanding membership interests in Senate (the “Senate Interests”), which shall be owned by Construction Borrower HoldCo at such time.

(ii) Senate Transfer Closing. The closing of the sale of the Construction Borrower HoldCo Interests and, thereby, the Senate Interests pursuant to Section 2.1(c)(i) (the “Senate Transfer Closing”) shall take place at the offices of Orrick, Herrington & Sutcliffe LLP in New York City, New York, commencing at 9:00 a.m. local time on the third (3rd) Business Day following the satisfaction or waiver of all applicable conditions to the obligations of the Parties to consummate the transaction pursuant to Section 5.1 and Section 5.2 (other than those conditions that by their nature are to be satisfied at the Senate Transfer Closing but subject to satisfaction of such conditions at the Senate Transfer Closing), or at such other date, time and location as

Buyer and Seller may mutually agree (the “Senate Transfer Date”). Seller and Holdings shall enter into an assignment and assumption agreement for the Construction Borrower HoldCo Interests in form and substance to be agreed upon by the Parties.

(iii) Initial Capital Contribution. Seller and Buyer shall pay to Sponsor, as capital contributions in accordance with their respective Sponsor Percentages, the Initial Capital Contributions required to be made by Sponsor to Holdings on the Acquisition Date for Senate under the ECCA. Buyer’s portion of such Initial Capital Contribution shall be deemed to be an Advance Payment hereunder (including for purposes of Section 2.6(b)(viii)), and Buyer’s subsequent Advance Payments for Senate (if any) shall be reduced by a corresponding amount.

2.2 Buyer Project Funding.

(a) Buyer Project Funding for Sandy Ridge.

(i) In consideration of the sale and assignment of the Sponsor Interests and the satisfaction and release of all Released Obligations in respect of the Sandy Ridge Project, on the Buyer Project Funding Date for the Sandy Ridge Project, Buyer paid or cause to be paid to Seller an amount equal to fifty-one percent (51%) of the Upstream Project Amount for such Project Interests (the “Sponsor Purchase Price”). Payment of the Sponsor Purchase Price is deemed to be the “Buyer Project Funding” for the Sandy Ridge Project for purposes of this Agreement.

(ii) Seller funded, and was solely responsible for funding, upon or prior to payment of the Sponsor Purchase Price (A) the Project Completion Amount for the Sandy Ridge Project, (B) all Transaction Expenses (other than those of Seller and its Affiliates) incurred through and upon the Sponsor Closing Date and not otherwise paid, (C) any and all payment obligations imposed on Sponsor under the Investment Documents and Energy Hedge Documents in connection with the related ECCA Funding Date, and (D) without duplication of the foregoing, any Adjusted Class B Project Funding Date Capital Contribution required to be made by Sponsor in respect of the Sandy Ridge Project in connection with the related ECCA Funding Date.

(b) Buyer Project Funding for Minonk and Senate. In consideration of the satisfaction and release of all Released Obligations and all other Permitted Indebtedness of or in respect of Minonk or Senate (as applicable) and of Construction Borrower Holdco, and in further consideration for the prior sale and transfer to Holdco of the Minonk Interests (pursuant to the sale and assignment of the Construction Borrower HoldCo Interests on the Minonk Transfer Date) or of the Senate Interests (pursuant to the sale and assignment of the Construction Borrower HoldCo Interests on the Senate Transfer Date), the Parties agree that, subject to the satisfaction or waiver of all applicable conditions set forth in Section 5.1 and Section 5.2, on the Buyer Project Funding Date for the applicable Project:

(i) Buyer shall contribute to Sponsor in immediately available funds (the “Buyer Project Funding”), an amount equal to (A) fifty-eight and three quarters percent (58.75%) of the Upstream Project Amount for such Project Interests, minus (B) the amount of any Initial Capital Contribution made by Buyer with respect to the applicable Project Interests, minus (C) the total amount of Advance Payments made by Buyer with respect to such Project pursuant to Section 2.6 (without duplication of amounts thereof credited against an Initial Capital Contribution).

(ii) Seller shall (and shall cause any transferee of all or any portion of its membership interests in Sponsor to), and Buyer shall take such action as may be required to be taken by Buyer under the Sponsor LLC Agreement as a prerequisite to cause each other member of Sponsor (if any) to, contribute to Sponsor, in immediately available funds, an amount equal to (A) such member’s Sponsor Percentage of the Upstream Project Amount for such Project Interests, minus (B) the amount of any Initial Capital Contribution made by such member with respect to the applicable Project Interests.

(iii) Seller shall pay or cause to be paid to Sponsor an amount (the “Seller Payable”) equal to the amount, if any, by which the Aggregate Class B Project Capital Contribution in respect of such Project Interests, exceeds the Upstream Project Amount for such Project Interests. The payment of the Seller Payable shall not be netted and set-off against any amounts payable to Seller or its Affiliates unless so elected by Buyer.

(iv) Subject to fulfillment of Section 2.2(b)(ii), Buyer shall cause Sponsor, Holdings, Construction Borrower HoldCo, or the applicable Project Company to pay to Seller the full amount, if any, by which the Upstream Project Amount exceeds the Aggregate Class B Project Capital Contribution in respect of such Project Interests.

(v) Subject to fulfillment of the foregoing, Buyer shall cause Sponsor to contribute to Holdings, Construction Borrower HoldCo, or to the applicable Project Company (as applicable) the Adjusted Class B Project Funding Date Capital Contribution in respect of such Project Interests.

(vi) Subject to fulfillment of the foregoing and the contribution to Holdings of the Adjusted Class A Project Funding Date Capital Contribution in respect of the applicable Project Interests, Buyer shall cause Holdings, Construction Borrower HoldCo, or the applicable Project Company to (A) pay and satisfy in full any and all obligations under the Construction Loan and the Construction Loan Documents (with respect to all Projects), (B) pay to Seller or its Affiliates any and all amounts owing under the ECCA in respect of the Purchase Price for the applicable Project Company (following payment of the Upfront Payment, as defined in the ECCA, and satisfaction of the Construction Loan), (C) fund the Project Completion Amount for such Project, and (D) pay all Transaction Expenses (other than those of Seller and its Affiliates) incurred through such Buyer Project Funding Date and not otherwise paid, all in accordance with the ECCA.

It is the intention of the parties that the Aggregate Project Capital Contribution with respect to a Project be sufficient (A) to pay and satisfy in full, and result in the termination of, any and all indebtedness and obligations outstanding under the Construction Loan and the Construction Loan Documents (with respect to all Projects) outstanding as of the date of such Buyer Project Funding, (B) to pay and satisfy the balance of the Purchase Price for the applicable Project

Company and any and all outstanding indebtedness and payables of the applicable Project Company and of Sponsor, Holdings, Construction Borrower HoldCo and Energy Holdings I in connection therewith as of the date of such Buyer Project Funding, (C) to fund the Project Completion Amount for such Project, and (D) to pay all Transaction Expenses (other than those of Seller and its Affiliates) incurred through and upon the applicable Buyer Project Funding Date and not otherwise paid. To the extent that any liability with respect to any of the foregoing is borne by Sponsor other than through the Aggregate Class B Project Capital Contribution with respect to such Project, or the Aggregate Project Capital Contributions as established by the ECCA are otherwise insufficient to satisfy and fund the foregoing, the amount of such deficiency or liability shall be funded by Seller as an addition to the Seller Payable with respect to such Project, and thereby added to the Adjusted Class B Project Funding Date Capital Contribution and applied to satisfy such obligations.

(c) Certain Defined Terms. The following capitalized terms, as and when used in this Agreement, shall have the meanings set forth below:

(i) “Adjusted Class A Project Funding Date Capital Contribution” means, with respect to the applicable Project(s), the amount of the capital contribution required to be made to Holdings by the Class A Members in respect of such Project(s) on the ECCA Funding Date for such Project(s), in each case as adjusted pursuant to, and actually paid by the Class A Members on or prior to the applicable ECCA Funding Date under, the ECCA.

(ii) “Adjusted Class B Project Funding Date Capital Contribution” means, with respect to the applicable Project(s), (A) the amount of the capital contribution required to be made to Holdings by Sponsor in respect of such Project(s) on the ECCA Funding Date for such Project(s), in each case as adjusted pursuant to, and required to be paid by Sponsor on the applicable ECCA Funding Date under, the ECCA, plus (B) any addition to the Seller Payable required in respect of the applicable Project pursuant to the last paragraph of Section 2.2(b).

(iii) “Aggregate Class A Project Capital Contribution” means, with respect to the applicable Project(s), the sum of (A) any Initial Capital Contribution made by the Class A Members with respect to such Project(s), plus (B) the Adjusted Class A Project Funding Date Capital Contribution in respect of such Project(s).

(iv) “Aggregate Class B Project Capital Contribution” means, with respect to the applicable Project(s), the sum of (A) any Initial Capital Contribution made by Sponsor with respect to such Project(s), plus (B) the Adjusted Class B Project Funding Date Capital Contribution in respect of such Project(s).

(v) “Aggregate Project Capital Contribution” means, with respect to the applicable Project(s), the sum of (A) the Aggregate Class B Project Capital Contribution, plus (B) the Aggregate Class A Project Capital Contribution.

(vi) “Project Completion Amount” means, with respect to any Project, the amount of (A) all expenses incurred or accrued prior to, and not paid as of, the ECCA Funding Date or Buyer Project Funding for such Project, plus (B) all amounts of, and reserves required to be established in respect of, expenses to be incurred to complete the development, construction, or commissioning of the applicable Project, all as more particularly described in Annex A or otherwise required by the ECCA.

(d) Release of Excess Project Completion Reserves. Any amount of the Project Completion Amount that is not required to fund the amounts intended to be funded therefrom that is distributed to Sponsor pursuant to the ECCA shall be for the account of Seller, and Buyer shall cause such amounts to be distributed or paid to Seller.

(e) Refunds. Upon receipt by Construction Borrower HoldCo or the applicable Project Company of any refund in respect of Taxes or cash deposits, in either case paid by or on behalf of Construction Borrower HoldCo or such Project Company prior to the Sponsor Closing Date or Buyer Project Funding Date applicable thereto, or from funds included in the Project Completion Amount, that is distributed to Sponsor pursuant to the ECCA shall be for the account of Seller, and Buyer shall cause such amounts to be distributed or paid to Seller.

(f) Payments. Unless otherwise expressly provided herein, all payments required to be made by any Party hereunder shall be paid in immediately available funds via wire transfer to an account designated by the party entitled to such payment.

(g) Buyer Project Funding Closing. The closing of the Buyer Project Funding related to the sale and transfer of the Sponsor Interests or any Project Interests pursuant to this Agreement (the “Buyer Project Funding Closing”) shall take place at the offices of Orrick, Herrington & Sutcliffe LLP in New York City, New York, commencing at 9:00 a.m. local time on the third (3rd) Business Day following the satisfaction or waiver of all applicable conditions to the obligations of the Parties to consummate the transaction pursuant to Section 5.1 and Section 5.2 (other than those conditions that by their nature are to be satisfied at the Buyer Project Funding Closing but subject to satisfaction of such conditions at the Buyer Project Funding Closing), or at such other date, time and location as Buyer and Seller may mutually agree (the “Buyer Project Funding Date”). The Sponsor Closing Date shall be deemed to be the “Buyer Project Funding Date” for Sandy Ridge for purposes of this Agreement.

(h) Release of Indebtedness and Encumbrances.

(i) On the Buyer Project Funding Date with respect to particular Project Interests (including, upon the Sponsor Closing, with respect to Sandy Ridge), Seller shall release or cause to be released and fully satisfied any and all indebtedness and other amounts owing to Seller or any Affiliate of Seller (A) in the case of the Sponsor Closing, by Sponsor, Holdings, Energy Holdings I, and Sandy Ridge, and (B) in the case of any other Buyer Project Funding, by Construction Borrower HoldCo and the Project Company to which such Buyer Project Funding relates, in either case in respect of construction costs or otherwise, and any and all Encumbrances in respect of the foregoing (collectively, the “Released Obligations”).

(ii) Seller shall have the right but not the obligation to repay the Construction Loan in whole or in part at any time, including, to the extent permitted thereunder, by applying any cash deposits securing the Construction Loan to the payment thereof. If the Construction Loan is repaid prior to the Buyer Project Funding Date for

Senate and/or Minonk, (x) at the request of Seller, Buyer shall cause HoldCo to transfer all escrows and cash deposits securing the Construction Loan to Seller, and (y) either Buyer or Seller shall have the right, without further action or consent of the other Party, to cause Sponsor and Holdings to (A) cause Construction Borrower HoldCo to distribute or otherwise transfer and assign the Minonk Interests and the Senate Interests to Holdings, and (B) distribute or otherwise transfer and assign the Construction Borrower HoldCo Interests to Seller, without exchange of further consideration of any kind. Each of Buyer and Seller shall, at the request of the other, reasonably cooperate with the other with respect to the foregoing and shall execute and deliver such instruments of transfer with respect to the Construction Borrower HoldCo Interests as may be reasonably requested by the other.

(i) Project Support Obligations.

(i) The documents, deposits, and other items categorized as “Construction” within Schedule 2.2(i) (“Construction-Related Support”) shall be maintained by Seller following the applicable Buyer Project Funding with respect to the Project to which the Construction-Related Support relates until such time as such Construction-Related Support is no longer required pursuant to the terms of the Contract, License or Permit, or Laws under which the same was required to be posted or provided.

(ii) Upon or as soon as reasonably practical (and, solely with regard to the Senate Project and the Minonk Project, no later than thirty (30) days) following the applicable Buyer Project Funding with respect to the Project to which the documents, deposits, and other items categorized as “Operations” within Schedule 2.2(i) (“Ongoing Support”) relate, Buyer shall cause Holdings or the applicable Project Company to take such actions as necessary to replace and release the Ongoing Support item in accordance with the applicable terms of the Contract, License or Permit or Laws under which the same is required to be posted or provided. Notwithstanding the foregoing, (A) in the case of any Ongoing Support relating to the special use permit for Minonk, Buyer shall have no obligation to replace such Ongoing Support until the later of (x) thirty (30) days after the Buyer Project Funding for Minonk, and (y) January 31, 2013, and (B) Buyer shall promptly reimburse Seller for the amount of any claims charged against or drawn upon any Ongoing Support maintained by Seller following the applicable Buyer Project Funding for a Project under this Section 2.2(i)(ii), to the extent such claim is in respect of obligations or liabilities arising after the applicable Buyer Project Funding.

(iii) The documents, deposits, and other items categorized as “Hybrid” within Schedule 2.2(i) (“Mutual Support Obligations”) shall be maintained by Seller for one (1) year following the applicable Buyer Project Funding at which time, provided that (A) there are then no unsettled claims under or against such Mutual Support Obligation; and (B) Buyer is satisfied, in its reasonable discretion, that the Seller’s obligations pursuant to the Contract, License or Permit, or Laws under which the same was required to be posted or provided have been fully satisfied (other than the passage of time), Buyer shall cause Holdings or the applicable Project Company to take such actions as necessary to replace and release the Mutual Support Obligations in accordance with the applicable terms of the Contract, License or Permit or Laws under which the same is required to be posted or provided. Notwithstanding the foregoing, (x) Buyer shall promptly reimburse

Seller for the amount of any claims charged against or drawn upon any Mutual Support Obligations maintained by Seller, to the extent such claim is in respect of obligations or liabilities arising after the applicable Buyer Project Funding and not resulting from Project construction-related activity of Seller; and (y) Seller shall promptly reimburse Buyer for the amount of any claim charged against or drawn upon any support obligations posted in replacement of Mutual Support Obligations, to the extent such claim is in respect of any obligations or liabilities arising prior to the applicable Buyer Project Funding or otherwise resulting from Project construction-related activity of Seller.

(iv) Buyer shall cause any Construction-Related Support, any Ongoing Support, and any Mutual Support Obligation posted or provided by Seller or any of its Affiliates, to be promptly returned to Seller upon the receipt thereof by any Project Company, Holdings, Construction Borrower HoldCo, Energy Holdings I, Sponsor, or Buyer. The Parties agree that Schedule 2.2(i) shall be updated to properly reflect any and all additional letters of credit, deposits, bonds or similar support obligations of any Project existing as of the applicable Buyer Project Funding, and that the appropriate characterization thereof within the categories described above shall be as mutually agreed by the Parties acting in good faith.

2.3 Cost Seg Report Adjustment. Seller caused to be delivered to Buyer the Cost Seg Report for Sandy Ridge prior to the Sponsor Closing Date. Seller shall cause to be delivered to Buyer the Cost Seg Report for each other Project at least ten (10) days prior to the anticipated Buyer Project Funding Dates for such Projects. If information in such other Cost Seg Report shall have changed from that included in the Equity Base Case Model (with all the remaining inputs (other than the cost segregation, depreciation and amortization rates, and depreciation and amortization expense) unaltered notwithstanding any adjustments in such inputs pursuant to Section 2.7 of the ECCA), in a way that modifies the Buyer’s unlevered after-tax internal rate of return by more than 0.15% (i.e., fifteen (15) basis points) (as derived from the Equity Base Case Model), Buyer and Seller shall enter into good faith negotiations to reach agreement in respect of an adjustment to the Upstream Project Amount to reflect such variations and preserve the Buyer’s unlevered after-tax internal rate of return derived from the Equity Base Case Model.

2.4 [Reserved]

2.5 Closing Deliveries. At each Closing (and subject to satisfaction or waiver of all other conditions to such Closing), (a) Seller will deliver, or cause to be delivered, to Buyer or its designees, the documents specified in Section 5.1 or Section 5.3 (as applicable); and (b) Buyer will deliver, or cause to be delivered, to Seller or its designees, the documents specified in Section 5.2 or Section 5.3 (as applicable). In addition, Buyer and Seller shall execute and deliver any other documents required for closing under applicable Law, and any other customary closing documents reasonably requested by either Party to demonstrate satisfaction of the conditions and compliance with the covenants set forth in this Agreement.

2.6 Advance Payments for Minonk and Senate.

(a) Advance Payments. If mutually agreed by the Parties subsequent to the date hereof, prior to the applicable Buyer Project Funding Date, and subject to the satisfaction of all conditions specified in Section 2.6(b), Buyer shall pay to Seller in respect of Minonk and Senate, as applicable, the following:

(i) An amount equal to 51% (or following the Additional Sponsor Closing, 58.75%) of the Foundation Advance Payment, upon the later of (A) for Minonk, the date when Minonk places the purchase order for all the towers and for the transformer for the substation for the Minonk Project and has entered into a civil works contract for the completion of the foundations, and for Senate, the date when ten (10) foundations for Senate are complete and (B) the date requested by Seller;

(ii) An amount equal to 51% (or following the Additional Sponsor Closing, 58.75%) of the Turbine Delivery Advance Payment, upon the later of (A) for Minonk, the date when ten (10) Wind Turbines for Minonk have been delivered, and for Senate, the date when twenty-five (25) Wind Turbines for Senate have been delivered, (B) June 30, 2012, and (C) the date requested by Seller; and

(iii) An amount equal to 51% (or following the Additional Sponsor Closing, 58.75%) of the Mechanical Completion Advance Payment, upon the later of (A) for Minonk, the date when thirty (30) Wind Turbines for Minonk have received the Certificate of Turbine Mechanical Completion, and for Senate, the date when and thirty (30) Wind Turbines for Senate have received the Certificate of Turbine Mechanical Completion, (B) September 30, 2012, and (C) the date requested by Seller.

(b) Conditions to Advance Payments. The obligations of Buyer hereunder in connection with each Advance Payment are subject to the satisfaction, at or before such Advance Payment, of the following conditions (all or any of which may be waived in whole or in part by Buyer in its sole discretion):

(i) All representations and warranties made by Seller under this Agreement as of the 3rd Restatement Date shall be true and correct as of the date of such Advance Payment as if made on such date with respect to Seller, Construction Borrower HoldCo, and Minonk or Senate, as applicable, and the Minonk Project or Senate Project, as applicable, except for any breach which would not reasonably be expected to have a Material Adverse Effect.

(ii) The Balance of Plant Agreements for the Minonk Project and Senate Project shall have been entered into and delivered to Buyer, and notice to proceed shall have been given thereunder.

(iii) (A) Seller shall not be in default under Section 2.6 of this Agreement, and (B) neither Seller nor any Affiliate thereof shall be in material default or violation of this Agreement or any other Transaction Document such that the conditions to the Buyer Funding Date with respect to the applicable Project are not reasonably likely to be satisfied.

(iv) There shall not be any Order or Law in effect or any Action pending or threatened against any Party, Subject Company, or Project preventing, or which seeks to prevent, impair or restrain, this Agreement or any of the transactions contemplated by this Agreement, any of the Key Project Documents or any of the Licenses and Permits, or the construction or operation of the applicable Project.

(v) All Buyer Consents and Seller Consents with respect to Seller or the Subject Companies shall have been duly obtained, made or given and shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental Authority necessary for the consummation of the transactions contemplated by this Agreement and the other Transaction Documents shall have occurred.

(vi) No Material Adverse Effect to the Minonk Project or the Senate Project, as applicable, Seller, Construction Borrower HoldCo, Minonk or Senate, as applicable, any Major Project Participant with respect to such Project or any party to a Key Project Document with respect to such Project shall have occurred since September 30, 2011.

(vii) Seller shall have delivered to Buyer, (A) at least thirty (30) days prior to the requested Advance Payment date, written notice requesting and specifying the amount and date of such Advance Payment, and (B) at least three (3) Business Days prior to the requested Advance Payment date, written notice certifying, reasonably satisfactory in form and substance to Buyer, that each of the conditions specified above (other than with regard to Buyer Consents) is satisfied in all respects.

(viii) Either (A) Seller shall have caused to be delivered to Buyer an irrevocable, transferable, standby letter of credit, issued by a financial institution on the LC Approved List or another U.S. commercial bank (or foreign bank with a U.S. branch office) with a credit rating of at least A by S&P and A2 by Moody’s, for the benefit of Buyer and in form and substance acceptable to Buyer, having a term of at least six (6) months (or such other term as shall be acceptable to Buyer) and in an amount at least equal to the Maximum Repayment Amount (each, an “Advance Payment LC”); provided, that Seller shall cause each such Advance Payment LC to be renewed or replaced as often as required for the aggregate term required by Section 2.6(f), or (B) Seller shall have caused to be deposited into escrow, with a U.S. commercial bank (or foreign bank with a U.S. branch office) or other escrow agent, in each case acceptable to Buyer, cash in an amount at least equal to the Maximum Repayment Amount, and the Parties and such escrow agent shall have entered into an escrow agreement in respect thereof having terms substantially the same as those that would govern an Advance Payment LC hereunder and otherwise in form and substance reasonably acceptable to Buyer; provided, that Seller may at any time replace such escrow with an Advance Payment LC satisfying the requirements of this Section and, upon providing such Advance Payment LC, all funds in such escrow shall be returned promptly to Seller.

(ix) No Credit Support Default shall have occurred and be continuing with respect to any Advance Payment Collateral provided by Seller hereunder with respect to any Project.

(x) The Sponsor Closing shall have occurred.

(xi) No event shall have occurred nor circumstance exist that, in the opinion of Buyer acting reasonably, would prevent the applicable Project from being Placed in Service on or prior to December 31, 2012.

(xii) Seller either (A) shall have caused to be fully satisfied, terminated and released any and all rights, obligations and Encumbrances arising under the Minonk Agreement, with any and all payment obligations arising in connection therewith paid solely from funds of Seller and not of any Subject Company, or (B) shall have obtained a binding written agreement from the holders of such rights that the foregoing shall be achieved through the payment by Seller or an Affiliate of Seller (other than any Subject Company) of a specified sum of money, and in either case Seller shall have delivered to Buyer evidence of the foregoing in form and substance reasonably satisfactory to Buyer.

(c) In connection with an Advance Payment hereunder, Seller shall provide Buyer with such information and status updates as shall have been reasonably requested by Buyer.

(d) Advance Funding Costs. On the last day of each calendar quarter prior to the applicable Buyer Project Funding through December 31, 2012, Seller shall pay to Buyer an amount equal to 2.2813% of all Advance Payments and Initial Capital Contributions made by Buyer prior to (but not upon) such date. On the last day of each calendar quarter following December 31, 2012 and prior to the applicable Buyer Project Funding, Seller shall pay to Buyer an amount equal to 3.138% of all Advance Payments and Initial Capital Contributions made by Buyer prior to such date. Upon the occurrence of the Buyer Project Funding with respect to a Project, or (without limiting Section 2.6(e)) in the event of the termination of this Agreement with respect to a Project, Seller shall pay to Buyer a pro rata portion of such quarterly amount (based on number of days elapsed in such quarter) with respect to all Advance Payments and Initial Capital Contributions made by Buyer in respect of such Project, and upon such payment, such payment obligations shall cease to accrue.

(e) Repayment. Upon the termination of this Agreement with respect to the applicable Project, Seller shall be obligated to pay or cause to be paid to Buyer an amount equal to one-hundred and four percent (104%) of the sum of all Advance Payments and Initial Capital Contributions actually made by Buyer hereunder with respect to such Project, together with all amounts payable under Section 2.6(d) in respect of such Advance Payments (less any amount received by Buyer and applied against such Advance Payments under any Advance Payment Collateral) and, upon such payment, amounts payable under Section 2.6(d) shall cease to accrue with respect to such Advance Payment. Without limiting any other rights and remedies of Buyer, Buyer shall have the right to draw upon any Advance Payment Collateral to satisfy the foregoing obligation of Seller (to the extent of such payment under such Advance Payment Collateral), provided that any such drawing shall not constitute a release of Seller with respect to obligations in excess of any amounts so drawn.

(f) Drawings On and Return of Advance Payment Collateral. Seller shall cause to remain in effect Advance Payment Collateral for each Advance Payment (including Initial Capital Contributions) actually made by Buyer hereunder with respect to a Project, continuously from the date of such payment until the earlier of (i) the Buyer Project Funding with respect to such Project, and (ii) the payment to Buyer pursuant to Sections 2.6(d) and 2.6(e) of all amounts in respect of such Advance Payment (or Initial Capital Contribution). So long as any Advance

Payment (or Initial Capital Contribution) is outstanding, Buyer shall have the right to draw down the full amount of the related Advance Payment Collateral upon written notice from Buyer to the issuer or agent of such Advance Payment Collateral that (i) Seller has failed to cause such Advance Payment Collateral to be renewed or replaced in a manner satisfying the requirements hereof at least thirty (30) days prior to the expiration date, if any, of such Advance Payment Collateral; or (ii) this Agreement has been terminated with respect to such Project; or (iii) a Credit Support Default has occurred with respect to any Advance Payment Collateral provided by Seller hereunder, with respect to any Project; (iv) Seller has breached its obligations with respect to the Energy Hedge Documents under Section 7.3(f) hereof; or (v) Seller has failed to timely pay to Buyer any amount required to be paid by Seller under this Section 2.6. Amounts drawn under any Advance Payment Collateral shall be held in escrow as security for Seller's obligations under this Section 2.6 (to the extent not then due and payable), or applied to pay any amounts due Buyer under this Section 2.6, or returned to Seller upon satisfaction in full of Seller obligations in respect of such Advance Payment or delivery to Buyer of replacement qualifying Advance Payment Collateral, as applicable. Upon repayment in full of any Advance Payment, Buyer shall return or release the corresponding Advance Payment Collateral to Seller.

(g) Certain Defined Terms. The following capitalized terms, as and when used in this Agreement, shall have the meanings set forth below:

(i) “Credit Rating” means with respect to any entity, on any date of determination, the respective ratings then assigned to such entity’s unsecured, senior long-term debt (not supported by third party credit enhancement) or deposit obligations by S&P or Moody’s; provided that, in the event of a split rating, the lowest rating shall control.

(ii) “Credit Support Default” means with respect to an outstanding letter of credit or escrow, the occurrence of any of the following events: (i) the issuer of the letter of credit or the escrow agent fails to maintain a Credit Rating of at least A by S&P and A2 by Moody’s; (ii) the issuer of the letter of credit or escrow agent fails to comply with or perform its obligations under such letter of credit or escrow agreement; (iii) the issuer of the letter of credit or escrow agent disaffirms, disclaims, repudiates or rejects, in whole or in part, or challenges the validity of such letter of credit or escrow agreement; or (iv) such letter of credit or escrow agreement expires or terminates, or otherwise fails or ceases to be in full force and effect, at any time prior to the Buyer Project Funding Date for the applicable Project.

(iii) “Maximum Repayment Amount” means, with respect to any Advance Payment Collateral, an amount equal to 107.138% of the amount of the related Advance Payment or Initial Capital Contribution.

(iv) “Moody's” means Moody’s Investors Service, Inc. or its successor.

(v) “S&P” means Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw Hill Companies, Inc., or its successor.

(h) Confirmation of Intent. The Parties acknowledge and agree that any Advance Payments and Initial Capital Contributions made by Buyer are made as prepayments for the indirect purchase of Minonk and Senate. Buyer and Seller agree that (i) Buyer may assign its prepayment rights to Sponsor as a contribution to the capital of Sponsor, (ii) Sponsor may assign such prepayment rights to Holdings as a contribution to the capital of Holdings in exchange for Class B Interests in Holdings, (iii) Holdings may apply such prepayment rights in partial satisfaction of the purchase price paid for the purchase of Construction Borrower HoldCo, Minonk and Senate, and (iv) Seller will accept such prepayment in partial satisfaction of the purchase price. No assignment by Buyer of its purchase rights in respect of any Advance Payment pursuant to Section 2.1 hereof shall constitute an assignment of, or otherwise affect, any of Buyer’s rights under Section 2.6 hereof, including with respect to any Advance Payment Collateral, repayment, or costs.

2.7 Transaction Structure Alternatives. The provisions of Annex B shall apply in the event of a Non-Completion Event. In the event of any termination of this Agreement with respect to any Project for any reason prior to the Buyer Project Funding for such Project, Seller shall cause to be received by Buyer an amount equal to the sum of (A) the Initial Capital Contribution amount paid by Buyer, if any, with respect to such terminated Project; (B) without duplication of the foregoing, the amount specified under Section 2.6(e) of the Agreement with respect to the terminated Project, and (C) any unpaid amounts specified under Section 2.6(d) of the Agreement with respect to the terminated Project through the date of payment of all such amounts.

2.8 Certain Restrictions and Adjustments.

(a) Seller will not permit the aggregate amount funded by the Tax Equity Investors pursuant to Section 2.2(b)(iii), 2.3(a)(i), 2.3(b)(i), 2.4(a)(i) or 2.4(b)(i) of the ECCA on and prior to any ECCA Funding Date to exceed the aggregate amount of the capital contributions of the Tax Equity Investors to be made on and prior to such ECCA Funding Date as set forth in the original Equity Base Case Model (as of the 2nd Restatement Date), or cause any change to the 2012 tax allocations to Sponsor, if, based upon the Equity Base Case Model as used and updated on such ECCA Funding Date, such excess funding or change would delay by more than one month the Flip Date from that set forth in the original Equity Base Case Model or otherwise adversely impact Buyer’s unlevered after-tax internal rate of return.

(b) If, as a result of adjustments made pursuant to Section 2.6 of the ECCA, the aggregate amount funded by the Tax Equity Investors pursuant to Section 2.2(b)(iii), 2.3(a)(i), 2.3(b)(i), 2.4(a)(i) or 2.4(b)(i) of the ECCA on and prior to any ECCA Funding Date is less than the aggregate amount of capital contributions of the Tax Equity Investors through such ECCA Funding Date in the original Equity Base Case Model (as of the 2nd Restatement Date), and based upon the updated Equity Base Case Model as of the final Buyer Funding Date, the Flip Date is accelerated by more than a month as compared to the original Equity Base Case Model (as of the 2nd Restatement Date), then Buyer agrees to negotiate with Seller in good faith with respect to an increase in the aggregate amount to be funded by Buyer hereunder with respect to all Projects, taking into account all relevant factors, such that Buyer’s unlevered after-tax internal rate of return is maintained at the level set forth in the original Equity Base Case Model (as of the 2nd Restatement Date).

(c) The parties agree to reasonably cooperate such that the provisions of this Section 2.8 are determined to the greatest extent possible on a net aggregate basis for all Projects for which a Buyer Project Funding is achieved under this Agreement, without Buyer’s internal rate of return being adversely impacted on a cumulative basis as of any given ECCA Funding Date. In the event that the provisions of this Section 2.8 result in an upward adjustment of the aggregate amounts funded by Buyer under this Agreement as of the final Buyer Project Funding, such excess amount shall be paid by Buyer within 30 days following the date on which Buyer and Seller agree to such adjustment.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the schedules hereto delivered by Seller to Buyer prior to the applicable Execution Date, Seller hereby represents and warrants to Buyer on the applicable Execution Date and on each Closing Date (other than the Additional Sponsor Closing Date), with respect to itself and/or each Subject Company, as set forth in this Article 3; provided, that in this Article 3: (i) with respect to the Sponsor Closing, each reference to Subject Company, Project Company, or Project shall mean Sponsor, Holdings, Energy Holdings I, Sandy Ridge, and the Sandy Ridge Project (as applicable) only; (ii) each reference to Execution Date in connection with any of the foregoing shall mean only the 2nd Restatement Date and, unless otherwise expressly provided, in all other cases it shall mean only the 3rd Restatement Date; and (iii) with respect to any Closing other than the Sponsor Closing and the Additional Sponsor Closing, each reference to Subject Company, Project Company, or Project shall mean Construction Borrower HoldCo (unless previously transferred or distributed to Seller) and the Project Company and Project to which such Closing relates only. In addition, Seller hereby represents and warrants to Buyer on the Additional Sponsor Closing, with respect to itself and the Additional Sponsor Interest, as set forth in Schedule 3A, which is hereby incorporated into this Article 3.

3.1 Organization, Qualification and Power. Seller and each Subject Company is an entity duly organized, validly existing and in good standing under the Law of the State of Delaware, with full power and authority to carry on its business as such business is now conducted and as proposed to be conducted. Seller and each Subject Company is duly qualified and in good standing in each jurisdiction where the character of its property or the nature of its business makes such qualification necessary. Buyer has been provided with true and correct copies of the charter documents of each Subject Company as currently in effect.

3.2 Authority. Seller has full power and authority to execute and deliver this Agreement, and Seller and each Subject Company has full power and authority to execute and deliver each other Transaction Document and Key Project Document to which it is or will be a party, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by Seller, and the execution and delivery by Seller and each Subject Company of each other Transaction Document and Key Project Document to which Seller or such Subject Company is or will be a party and the consummation by Seller or such Subject Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary entity action required on the part of Seller or such Subject Company, their respective members and their respective managing members (as applicable). This Agreement has been duly executed and delivered by Seller. Each other Transaction Document and Key Project Document to which any of them is or will be a party has been or will be duly executed and delivered by Seller and each Subject Company, as applicable. This Agreement constitutes the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such terms may be limited by (i) bankruptcy, insolvency, reorganization, arrangement, moratorium or similar Law affecting creditors’ rights generally or (ii) general principles of equity, whether considered in a proceeding in equity or at law. Each other Transaction Document and Key Project Document to which any of them is or will be a party constitutes the valid and binding obligation of Seller and each Subject Company, as applicable, enforceable against Seller and such Subject Company, as applicable, in accordance with its terms, except as such terms may be limited by (i) bankruptcy, insolvency, reorganization, arrangement, moratorium or similar Law affecting creditors’ rights generally or (ii) general principles of equity, whether considered in a proceeding in equity or at law.

3.3 No Violation. Neither the execution, delivery and performance by Seller of this Agreement, nor the execution, delivery and performance by Seller and any Subject Company of any other Transaction Document and Project Document to which it is or will be a party, nor the consummation of the transactions contemplated hereby or thereby will: (a) violate or conflict with any provision of the constitutive documents of Seller or any Subject Company; (b) subject to obtaining the Tax Investor FERC Section 203 Order, the applicable Buyer FERC Section 203 Orders, the expiration of the applicable waiting period under the provisions of the Hart Scott Rodino Act, and the items set forth on Schedule 3.3 (all of the foregoing, as applicable, the “Seller Consents”), violate or require any filing or notice under any provision or requirement of any federal, state or local Law applicable to Seller or any Subject Company or to their respective Assets; (c) violate in any material respect, result in a breach of, constitute (with due notice or lapse of time or both) a default or cause any obligation, penalty, premium or right of termination to arise or accrue under, any material agreement or instruments to which Seller or any Subject Company is a party or to which any of their respective Assets are subject; or (d) result in the creation or imposition of an Encumbrance upon any of the Interests or upon any Assets of the Subject Companies.

3.4 Subsidiaries; Non-Related Liabilities. Other than Holdings, Construction Borrower HoldCo, Energy Holdings I, and the Project Companies, Sponsor has no, and (other than Pocahontas) has never had any, subsidiaries. Other than the Project Companies, Construction Borrower HoldCo, and Energy Holdings I, Holdings has no, and (other than Pocahontas) has never had any, subsidiaries. Other than Minonk and Senate, Construction Borrower HoldCo has no, and has never had any, subsidiaries. Each Project Company has no, and has never had any, subsidiaries. Sponsor has no, and (except with respect to the prior ownership and operation of Pocahontas and the Pocahontas Project) has never had any, Assets or liabilities which do not arise from or otherwise relate to the ownership or operation of Holdings, Construction Borrower HoldCo, Energy Holdings I, each of the Project Companies and each of the Projects. Neither Holdings, Construction Borrower HoldCo, nor Energy Holdings I has, and (except, in the case of Holdings, with respect to the prior ownership and operation of Pocahontas and the Pocahontas Project) has never had any, Assets or liabilities that do not arise from or otherwise relate to the ownership or operation of each of the Projects. Each Project Company has no, and has never had any, Assets or liabilities that do not arise from or otherwise relate to the ownership or operation of the applicable Project. Sponsor has not conducted any business other than the ownership of Holdings and Energy Holdings I, and neither Holdings nor Energy Holdings I has conducted any business other than the ownership of Energy Holdings I and Construction Borrower HoldCo (in the case of Holdings) and each Project Company. Construction Borrower HoldCo has not conducted any business other than the ownership of Minonk and Senate and the financing, through the Construction Loan Documents, of the Minonk

Project and the Senate Project. None of the Project Companies has conducted any business other than the development, financing, construction and ownership of its respective Project.

3.5 Membership Interests. Immediately prior to the execution and delivery of the Sponsor LLC Agreement on the Sponsor Closing Date, Seller is the sole member of Sponsor and there have never been any other members of Sponsor. Immediately prior to the execution and delivery of the Holdings LLC Agreement, Sponsor and MemberCo are the sole members of Holdings and there have never been any other members of Holdings. Upon execution and delivery of the Holdings LLC Agreement, Sponsor and each Class A Member shall hold the respective membership interests in Holdings as set forth in the Holdings LLC Agreement and said interests shall constitute all of the membership interests in Holdings and at such time such membership interests shall be subject to no Encumbrances. Prior to and upon the Sponsor Closing, Holdings shall hold and have good title to all of the membership interests in Energy Holdings I and directly or through Energy Holdings I, Sandy Ridge subject to no Encumbrances. Following the Acquisition Date for Minonk and Senate, Holdings shall have good title to all of the membership interests of Construction Borrower HoldCo and, through Construction Borrower HoldCo, Minonk and Senate with no Encumbrances except Permitted Encumbrances arising under the Energy Hedge Documents and Permitted Indebtedness with regard to such Projects. Except for this Agreement and the ECCA, and except for rights set forth in the Sponsor LLC Agreement, the Holdings LLC Agreement and (prior to the Buyer Project Funding Date with respect to Minonk) the Minonk Agreement, neither Seller nor any of its Affiliates nor any Subject Company has any Contract, arrangement or commitment (contingent or otherwise) to issue, sell, transfer or otherwise dispose of any membership interest in, or any other interest in, any Subject Company or any securities or obligations convertible into or exchangeable for, or giving any Person any right to acquire from it, any of its membership interests or any other interest in any Subject Company and no such securities or obligations are issued or outstanding. Upon execution and delivery of the Sponsor LLC Agreement on the Sponsor Closing Date, the Sponsor Interests will be validly issued and duly authorized and, upon payment to Seller of the Sponsor Purchase Price on the Sponsor Closing Date, on July 1, 2012 Buyer will acquire good title to the Sponsor Interests free and clear of all Encumbrances. Upon execution and delivery of the Holdings LLC Agreement, the Class B Interest will be validly issued and duly authorized and Sponsor will have good title to its Class B Interest free and clear of all Encumbrances other than Permitted Encumbrances arising under the Energy Hedge Documents.

3.6 Assets. Each Project Company is the sole owner of its respective Project and the Assets comprising its respective Project. Each Subject Company has good and valid title to all of its respective Assets, free and clear of all Encumbrances other than Permitted Encumbrances. Except with respect to any rights of the parties to the Minonk Agreement which shall be removed on or prior to the Minonk Buyer Project Funding Date, no Person holds any option, right of first refusal, or other right (contingent or otherwise) to acquire any Assets of any Subject Company or that imposes any payment or other obligation on any Subject Company or Buyer in connection with any direct or indirect transfer thereof.

3.7 Construction of the Projects. With respect to the development and construction of each Project:

(a) Seller and each Subject Company have complied in all material respects with applicable Law governing its or its contractors’ use of public roads in connection with the development of the Project (the “Public Roads”). Seller or the Project Company each has paid any costs for repair of Public Roads that are due and owing by Seller or any Subject Company pursuant to Law or contract in connection with the development of the Project, and appropriate reserves have been included in the applicable Project Completion Amount for any such amounts not yet due and required at such time under the ECCA. Seller or the Project Company has complied with any requirements to post security required by state or local governments for use of the Public Roads for the development and construction of the Project;

(b) The Project works include, or as of the applicable Buyer Project Funding Date will include, an office, work shop and spare parts storage building appropriately designed, segregated (to the extent so required under the applicable Turbine Supply Agreement) and constructed for use in the operation of the Wind Turbines and Balance of Plant;

(c) The construction work for the applicable Project has been and continues to be performed in accordance with a quality control and quality assurance program that is consistent with Prudent Utility Practice, and a written description of such program has been provided to Buyer.

(d) To Seller’s Knowledge, the operating technical specifications of the Wind Turbines and all other equipment constituting each Project are appropriate for the current environmental and climatic conditions of the applicable Project Site, it being acknowledged and agreed by Buyer that the foregoing shall not constitute or be construed as a representation or warranty as to the performance or useful life of any such Assets.

(e) Except as reflected in the applicable Project Completion Amount, as of the applicable Buyer Funding Date, Seller has provided or caused to be provided all equipment, material and work (other than provided by the Turbine Supplier) necessary for the applicable Project to achieve full functionality and commercial operation status with the interconnected utility, including: (i) supplying adequate access roads, truck turn-arounds, and (other than with respect to Minonk) erection crane pad platforms; (ii) unloading, and unpackaging all items supplied by the Turbine Supplier; (iii) installing, erecting and achieving Turbine Mechanical Completion of the Wind Turbines in accordance with the Installation Checklist, the Technical Specifications and the Installation Manual (all as defined in the applicable Turbine Supply Agreement); (iv) Balance of Plant Work construction management; (v) design and construction of the Balance of Plant Work, the Project substation and the interconnection facilities all in accordance with the utility interconnection studies and requirements; (vi) preparation of the Site; (vii) siting the Turbines within the Site; (viii) obtaining any Licenses and Permits necessary for the Balance of Plant Work and to commence operation of the Project; (ix) selecting and supervising engineers or other design professionals for performing the Balance of Plant Work; (x) complying with any applicable Laws, the Real Property Documents and any requirements of the lessor of the Site necessary for the Balance of Plant Work and to commence the Project and to ensure the right to adequate physical access to the Site; (xi) designing, constructing and installing the Wind Turbine foundations; (xii) confirming the suitability of the Wind Turbine foundations and the underlying soil conditions; (xiii) installing meteorological towers and fiber optic cables with a continuous power source provided to each; (xiv) provision of power for construction of the Project; (xv) connecting the Wind Turbines to the Project substation; (xvi) constructing an operations and maintenance building at the Site; and (xvii) coordinating the performance of the work by all contractors and suppliers (“Balance of Plant Work”), all in accordance with the requirements of applicable Law, Licenses and Permits, and Key Project Documents.

3.8 Licenses and Permits.

(a) All Licenses and Permits, necessary for the construction, operation, ownership and maintenance of the Projects, the sale of electricity, capacity and RECs therefrom and the consummation of the transactions contemplated by the Transaction Documents and required to be held by the applicable Project Company are listed in Schedule 3.8 – Part A (Licenses and Permits already obtained) and Part B (Licenses and Permits to be obtained prior to the Buyer Project Funding Date), other than those Licenses and Permits which are ministerial in nature, can reasonably be expected to be obtained in due course on commercially reasonable terms and conditions when needed and the failure of which to be obtained would not be material to the applicable Project.

(b) As of the Execution Date, each License and Permit, set forth on Schedule 3.8—Part A and Part B has been made, issued or obtained, is final and in full force and effect (excluding, for the avoidance of doubt, any thirty (30) day statutory rehearing period for the Tax Investor FERC 203 Order or for any Buyer FERC 203 Order), and Seller has provided to Buyer true, correct and complete copies of each such License and Permit. None of the Subject Companies has received written notice from any Governmental Authority of an actual or potential violation, modification or revocation of any License or Permit.

(c) As of the applicable Buyer Project Funding Date, each License and Permit set forth on Schedule 3.8—Part A and Part B has been made, issued or obtained, is final and in full force and effect, and Seller has provided to Buyer true, correct and complete copies of each such License and Permit and any amendments, modifications or supplements thereto. No such Licenses and Permits have been amended, modified or supplemented in any material respect except as described on Schedule 3.8. Neither Seller nor any of the Subject Companies has received written notice from any Governmental Authority of an actual or potential violation, modification or revocation of any License or Permit.

3.9 Project Documents.

(a) Other than the Transaction Documents, when executed and delivered, no Subject Company (other than a Project Company) is a party to or bound by any material Contracts.

(b) Other than the Transaction Documents, Schedule 3.9 lists all Key Project Documents, all Real Property Documents and all other Contracts to which any Project Company is a party or by which it or its Assets are bound that involve the total aggregate payment, either to or from any Project Company of $100,000 or more (collectively, the “Project Documents”). Other than the Transaction Documents and the Project Documents, no Project Company is a party to or bound by any other material Contracts. Except as described on Schedule 3.9, each Project Company is a party to each Key Project Document, each Real Property Document, and each other Contract that is material to the development, construction, ownership and operation of its respective Project (other than any subcontracts entered into by the applicable Turbine Supplier or BOP Contractor).

(c) No Project Document to which a Project Company is a party or by which it or its Assets are bound has been amended, revised, terminated or otherwise modified (including through waiver or forebearance) except as set forth in Schedule 3.9. With the exception of the Real Property Documents listed on Part C of Schedule 3.9, each Project Document is a legal, valid and binding obligation of the Project Company owning the Project to which such Project Document relates, is in full force and effect, and is enforceable by and against the applicable Project Company in accordance with its respective terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or other similar Law affecting the enforcement of creditors’ rights or by the effect of general equitable principles. On each Closing Date, the representations and warranties set forth in this Section 3.9 shall be restated as provided herein without giving effect to the exclusion of those Real Property Documents listed on Part C of Schedule 3.9.

(d) True, correct and complete copies of all Project Documents and Construction Loan Documents have been delivered to Buyer.

(e) No Subject Company is a party to or otherwise bound by (i) any Contract restricting the right of any Subject Company to compete with any Person or otherwise engage in any line of business in any geographic area; or (ii) other than the Energy Hedge Documents and agreements for the provision of utility services to the Projects, any Contract or transaction (physical or financial) for the sale or purchase of any electric energy, capacity, RECs or any other commodity, or any swap, hedge, or other derivative transaction.

3.10 Consents and Approvals. There is no requirement applicable to any Subject Company to make any filing with, or to obtain the consent, waiver, authorization or approval of or from any Person as a condition to the execution and delivery of, and performance of its obligations under, the Transaction Documents or Project Documents to which it is a party, the consummation of the transaction contemplated hereby or thereby, or the construction, operation, ownership, financing and maintenance of the Projects, that is material and has not been obtained or made as of the 2nd Restatement Date (except as set forth on Schedule 3.10), and, without regard to Schedule 3.10, as of each of the Closing Dates. Copies of all such consents, waivers, authorizations and approvals have been provided to Buyer.

3.11 Employees. No Subject Company has, nor since the date of its creation has ever had, any employees, any applicable Plan, or any liabilities or obligations in connection with any Plan.

3.12 Defaults. No material non-compliance, default or event, which, with the passage of time or notice or both, would become a default of Seller or any Subject Company under, or permit the termination by any other party thereto, of a Project Document has occurred or is occurring. To the Knowledge of Seller, no Major Project Participant is in default under any Project Document to which a Subject Company is a party or by which it or its Assets are bound and no event, act, circumstance or condition exists which constitutes, or with the passage of time or giving of notice or both would constitute, an event of default or event of force majeure under any such Project Document. As of each Closing Date, the Subject Companies do not owe any accrued indemnity to any counterparty to any Project Document.

3.13 Litigation. As of the Execution Date there is no, action, suit, claim, investigation or proceeding of any kind, including any arbitration proceeding or Environmental Claim, pending or, to the Knowledge of Seller, threatened, before or by any court, arbitration panel or Governmental Authority against any Subject Company, any Project, or Seller with respect to any Subject Company or any Project. As of each Closing Date, there is no material action, suit, claim, investigation or proceeding of any kind, including any arbitration proceeding or Environmental Claim, pending or, to the Knowledge of Seller, threatened, before or by any court, arbitration panel or Governmental Authority against any Subject Company, any Project, or Seller with respect to any Subject Company or any Project.

3.14 Compliance with Law.

(a) The business and operations of each Subject Company are, and have at all times been, conducted in all material respects in compliance with all applicable Law (including Environmental Law and Tax Law) and Licenses and Permits material to the applicable Project. None of Seller, nor any of its Affiliates, nor any Subject Company has received written notice from any Person of an actual or potential violation of any Law (including Environmental Law and Tax Law).

(b) Without limiting Section 3.14(a), [redacted].

3.15 Financial Statements. Attached as Schedule 3.15 is a true and complete copy of the unaudited, consolidated balance sheet of each Subject Company (other than Construction Borrower HoldCo and Energy Holdings I) as of November 30, 2011, constituting the most recently available unaudited, consolidated balance sheet of each Subject Company (other than Construction Borrower HoldCo and Energy Holdings I) as of the Original Execution Date (the “2011 Balance Sheet”). As of any Closing Date, Seller has delivered to Buyer true and correct copies of the then most recently available unaudited, consolidated balance sheet of the Subject Companies (other than Energy Holdings I) as of the applicable Closing Date (the “Updated Balance Sheet”). The 2011 Balance Sheet and the Updated Balance Sheet have been prepared in accordance with IFRS, and present fairly in all material respects the financial position of the relevant Subject Companies as of the applicable date thereof, subject to normal year-end audit adjustments and the absence of footnotes. No Subject Company has material liabilities or debts except those related to the development, construction, ownership or operation of each Project and each Project Company, all of which are reflected in the 2011 Balance Sheet or Updated Balance Sheet (as applicable) to the extent required by IFRS, or have been incurred since the date thereof in the Ordinary Course of Business. No Subject Company has any indebtedness for borrowed money (other than, in the case of Construction Borrower HoldCo, Minonk and Senate, Permitted Indebtedness and, in the case of Sandy Ridge, indebtedness to Seller to be repaid prior to the Sponsor Closing Date).

3.16 Environmental Claims. Except as set forth on Part A of Schedule 3.16, there have been no Releases at or from any location (including, without limitation, any location within any Project or Site) that (A) any of the Subject Companies has been or would be obligated to investigate, remove, remediate or otherwise respond to pursuant to any Environmental Law or any Contract entered into with any other Person or (B) has resulted in or would reasonably be expected to result in a material Environmental Claim against, or material liability of or to, any of the Subject Companies under any Environmental Law. Except as set forth on Part B of Schedule

3.16, neither Seller (with respect to any Subject Company or Project) nor any of the Subject Companies has received written notice from any Governmental Authority of any Environmental Claim, or any actual or alleged violation of, or liability under, any Environmental Law, and none is reasonably expected. Except for the allocations of liability in the Real Property Documents with respect to liability arising out of or in connection with construction or operation of the applicable Project, neither Seller (with respect to any Subject Company or Project) nor any Subject Company has given any release or waiver of liability that would waive or impair any claim based on the presence of Hazardous Substances in, on or under any real property against any Person who may be potentially responsible for the presence of Hazardous Substances in, on or under such real property. Seller has delivered to Buyer true and complete copies and results of all material environmental reports (including Phase I and Phase II environmental site assessments and letter reports), investigations, disclosures, studies, sampling results, analyses, assessments, tests, plans, and audits that relate to the Projects, the Subject Companies and, to the knowledge of Seller, the real property associated therewith.

3.17 Insurance. Schedule 3.17 sets forth all insurance policies maintained, or to be maintained, with respect to the Subject Companies and each Project relevant to the operation of such Project. As of the Execution Date, all necessary insurance policies relating to the construction of each Project are in full force and effect, and there are no unpaid claims or premiums for any such insurance. As of each Closing Date, all such insurance policies relating to the construction of each Project are in full force and effect, and there are no unpaid claims or premiums for any such insurance. Each Project Company maintains and has maintained all insurance required to be maintained by it under the Project Documents.

3.18 Tax Matters.

(a) All Tax Returns required to be filed by each Subject Company prior to the Execution Date or any Closing Date with any Taxing Authority have been, prior to such time, duly and timely filed, and all such Tax Returns were true and correct in all material respects. All amounts in respect of Taxes imposed on any Subject Company or any activity of any Subject Company, and required to be paid to Taxing Authorities on or before such date have been paid. Any material unpaid Taxes that were accrued prior to but are not required to be paid on or before the applicable Buyer Project Funding Date by any Subject Company are reflected in the Updated Balance Sheet and the Project Completion Amount. Since formation, no Subject Company has incurred any liability for Taxes arising from extraordinary gains and losses, as that term is used for purposes of GAAP. No claim has been made by a Taxing Authority, in a jurisdiction where any Subject Company does not file Tax Returns, that such Subject Company is or may be subject to taxation by that jurisdiction. Except as disclosed on Schedule 3.18, there are no liens for Taxes (other than Taxes not yet due and payable) upon any of the Interests or any of the Assets of any Subject Company. There are no audits, claims, assessments, levies, administrative proceedings, or lawsuits with respect to Taxes or Tax Returns pending, or to the Knowledge of Seller, threatened against any Subject Company or as to the respective Assets of any Subject Company to which any Subject Company could be made subject. There are no agreements or consents currently in effect for the extension or waiver of the time (i) to file any Tax Return, or (ii) for assessment or collection of any Taxes relating to any Subject Company for any period prior to the Execution Date and the applicable Buyer Project Funding Date, and no Person has been requested to enter into any such agreement or consent. No Subject Company is a party to any Tax sharing or allocation agreement, Tax indemnity agreement, or similar agreement or arrangement regarding Taxes. No power of attorney has been granted with respect to the Taxes of any Subject Company. Neither Seller nor any Subject Company (nor any Affiliate thereof) has applied to the IRS for a private letter ruling with respect to any Project or any Subject Company, including any application for a private letter ruling that has been withdrawn.

(b) No Subject Company has elected to be characterized as an association taxed as a corporation for United States federal income tax purposes. No Subject Company has (i) filed any federal Tax Returns or (ii) taken any action (or failed to take any action) that would cause any Subject Company (other than Holdings) to be treated as other than a disregarded entity for federal income Tax purposes. Throughout its existence, Holdings has been a disregarded entity or partnership for federal income Tax purposes. Throughout its existence until the Sponsor Closing, Energy Holdings I has been a disregarded entity for federal income Tax purposes. Throughout its existence until the first to occur of the Minonk Transfer Date and the Senate Transfer Date, Construction Borrower HoldCo has been a disregarded entity for federal income Tax purposes.

(c) No tangible property of any Project Company is leased to a “tax-exempt person” or otherwise is “tax-exempt” use property for federal income tax purposes. No portion of the real property comprising a Project or Site is enrolled in the U.S. Department of Agriculture’s Conservation Reserve Program. Other than the $4,000,000 American Recovery and Reinvestment Act of 2009 grant awarded by the Pennsylvania Department of Environmental Protection to Sandy Ridge, no grants have been provided by the United States, a state, a political subdivision of a state, or any other Governmental Authority for use in connection with any Project or with respect to which any Subject Company or any Project is the beneficiary. No proceeds of any issue of state or local government obligations have been used to provide financing for any Project the interest on which is exempt from tax under Section 103 of the Code. No subsidized energy financing has been provided (directly or indirectly) under a federal, state, or local program in connection with any Project. Each Project is located in its entirety in the United States. Holdings has not elected, pursuant to Code Section 168(g)(7) to have the alternative depreciation system apply. Holdings has not elected out of bonus depreciation, if applicable, under Code Section 168(k). Immediately prior to the Sponsor Closing, Holdings is a U.S. domestic partnership for U.S. income tax purposes and none of its members is treated as a “tax-exempt entity” or “tax-exempt controlled entity” within the meaning of Section 168(h) of the Code. Gamesa Technology Corporation, Inc. is a U.S. domestic corporation for U.S. income tax purposes. Seller is a wholly-owned subsidiary of Gamesa Technology Corporation, Inc., and Seller is a disregarded entity of Gamesa Technology Corporation, Inc. for federal income tax purposes. Sponsor is not a Related Party (as defined in the ECCA) with respect to any purchaser of power from the Projects. All electricity sold by each Project Company will be produced by such Project Company through the use of wind energy from its respective Project. No Subject Company has elected to receive the Section 48 investment tax credit, and no Subject Company has applied for the 1603 Treasury cash grant.

(d) As of the date Holdings was first treated as a partnership for Federal income tax purposes, Sandy Ridge was owned by Holdings and none of the wind turbines comprising any portion of the Project of either such Project Company had been placed in service for purposes of claiming depreciation under section 168 of the Code and production tax credits under section 45 of the Code. As of the Minonk Transfer Date, none of the wind turbines comprising any portion of the Minonk Project will have been placed in service for purposes of claiming depreciation under section 168 of the Code and production tax credits under section 45 of the Code. As of the Senate Transfer Date, none of the wind turbines comprising any portion of the Senate Project will have been placed in service for purposes of claiming depreciation under section 168 of the Code and production tax credits under section 45 of the Code. On the Sponsor Closing Date, MemberCo will be treated as having sold all of its membership interest in Holdings to the Tax Equity Investors for Federal income tax purposes.

3.19 Regulatory Matters. Each Project Company is an Exempt Wholesale Generator with authority to make wholesale power sales at market-based rates. Each of Holdings and Construction Borrower HoldCo is a “holding company” within the meaning of 42 U.S.C. 16451(8) solely with respect to its ownership of one or more Exempt Wholesale Generators and is not subject to, or is exempt from, regulation under the federal access to books and records provisions of PUHCA. No Project Company is a “holding company” under PUHCA, and no Project Company is subject to regulation under PUHCA except with respect to regulation relating to maintaining Exempt Wholesale Generator status and any regulation as a “subsidiary company” or an “affiliate” of a “holding company,” as such terms are used within the meaning of 42 U.S.C. 16451.

3.20 Real Property Matters; Services and Materials; Sufficiency. With respect to each Project, other than those that can be reasonably expected to be commercially available when and as required, the services to be performed, the materials and equipment to be supplied, the real property interests, the Real Property Documents and other rights granted to the applicable Project Company pursuant to the relevant Project Documents are sufficient to enable each Project to be located, constructed, operated and maintained on their applicable Sites and the applicable Easements in accordance with and as contemplated by the Key Project Documents, and provide adequate ingress and egress for any reasonable purpose in connection with the operation and maintenance of each Project for at least thirty (30) years (or in the case of the Sandy Ridge Project, twenty-nine (29) years and eleven (11) months) under the relevant Project Documents. There are no services, materials, equipment or rights required for the operation or maintenance of any Project in accordance with the relevant Project Documents other than those available to the applicable Project Company under the relevant Project Documents or that can reasonably be expected to be commercially available at the applicable Easements or the Site on commercially reasonable terms. All rents and royalty obligations under the Real Property Documents have been paid in full to the extent due. All utility services necessary for the construction of each Project and, as of each applicable Closing Date, the operation thereof for its intended purpose, including electricity, will be available at the boundaries of each Project and will either reach the applicable Project through adjoining public streets or, if they pass through adjoining private land, will do so in accordance with the Easements. No Subject Company other than a Project Company owns or holds, and since its respective formation has not owned or held, any real property or any interest therein.

3.21 Affiliate Transactions. Except as set forth on Schedule 3.21, there are no existing Contracts, or amendments to any existing Contracts, between any Subject Company, on the one hand, and Sponsor, Seller, or any Affiliate thereof, on the other hand. No Subject Company has any outstanding debt to Sponsor, Seller, or any Affiliate thereof (other than, in the case of Minonk and Senate, Permitted Indebtedness, and, in the case of Sandy Ridge, indebtedness to Seller to be repaid prior to the Sponsor Closing Date).

3.22 Independent Engineer. All information supplied to the Independent Engineer by or on behalf of Seller or any Subject Company (including through the electronic data room) is, taken as a whole, true, correct and complete, and does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make such facts supplied not misleading in light of the circumstances in which made.

3.23 Condemnation. As of the Execution Date and, except to the extent Seller has prior to such time given Buyer written notice thereof, as of each Closing Date, neither Seller nor any of the Subject Companies has received written notice of condemnation of any Project or any portion material to the operation thereof or a notice of intent to condemn any Project or any portion material to the operation thereof.

3.24 Payment of All Costs. As of the Buyer Project Funding Date for any Project, the applicable Project Company has paid, or caused to be paid, all costs and expenses (including any loans or other obligations) necessary for such Project to be Placed in Service (including as reflected in Permitted Indebtedness), other than those costs or expenses utilized in calculating the Project Completion Amount in respect of such Project under the ECCA.

3.25 Brokers. Except for JP Morgan, for which Seller is solely responsible, neither Seller nor any Subject Company (nor any of their respective Affiliates), has retained any broker, agent or finder or incurred any liability or obligation for any brokerage fees, commissions or finder fees with respect to this Agreement or the transactions contemplated hereby.

3.26 Material Adverse Effects. As of the Execution Date and since September 30, 2011 there has occurred no Material Adverse Effect with respect to any Project, Seller, any of the Subject Companies, the Turbine Supplier or, to the Knowledge of Seller, any other Major Project Participant or any other party to a Key Project Document.

3.27 Unrepaired Casualties. As of the Execution Date and, except to the extent Seller has prior to such time given Buyer written notice thereof, as of each Closing Date, no unrepaired casualty exists with respect to any Project or any portion thereof or any other Assets of the applicable Subject Companies material to the ownership or operation of each Project or the sale of electricity, capacity and RECs therefrom.

3.28 Due Diligence. None of the written information prepared by and provided by Seller to Buyer in connection with the transactions contemplated hereby contains any untrue or incorrect statement of material fact, or omits to state any fact necessary to make the information, taken as a whole and in light of the manner and circumstances in which it was provided, not misleading, in any material respect at the time it was made; provided that no representation or warranty is made in this Section 3.28 with regard to (i) any projections or other forward-looking statements provided by or on behalf of Seller, (ii) the tax consequences of an investment to Buyer, other than as may be specifically set forth in the Investment Documents, (iii) conclusions contained in any third party consultant reports, except as to factual information provided by or on behalf of Seller, Holdings, Construction Borrower HoldCo, Energy Holdings I, or any Project Company used as the basis for such conclusions, and (iv) descriptions of counterparties to Project Documents, which are not Affiliates of Seller, Holdings, Construction Borrower HoldCo, Energy Holdings I, or any Project Company.

3.29 Funding. At each Buyer Project Funding Date, Seller will possess the financial capacity to pay its Sponsor Percentage of the applicable Upstream Project Amount, any Seller Payable, and any other amounts then payable pursuant to this Agreement and otherwise to be able to perform all of its other obligations under this Agreement and the other Transaction Documents.

3.30 Related Transactions. All representations and warranties made by Seller or any Subject Company under any of the Investment Documents or Energy Hedge Documents were at the time made, and to the extent deemed repeated as of any Closing are on such Closing, true and correct in all material respects. As of each Closing, no material non-compliance, default or event, which, with the passage of time or notice or both, would become a default of Seller or any Subject Company under, or permit the termination by any other party thereto, of any of the Investment Documents, Energy Hedge Documents, or Construction Loan Documents has occurred or is occurring. Notwithstanding any other provision of this Agreement, references in this Section 3.30 to Subject Company shall mean (i) with respect to the Sponsor Closing: Sponsor, Holdings, Energy Holdings I, Sandy Ridge, Minonk and Senate, and (ii) with respect to any other Closing: only Construction Borrower HoldCo and the Project Company to which such Closing relates.

3.31 Disclaimer of Other Representations and Warranties.

(a) EXCEPT FOR THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 3, THE TRANSACTION DOCUMENTS AND EACH OF THE CERTIFICATES, SCHEDULES OR OTHER DOCUMENTS EXECUTED AND DELIVERED BY SELLER ON EACH CLOSING DATE OR BUYER FUNDING DATE, SELLER MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AND WHETHER BY COMMON LAW, STATUTE, OR OTHERWISE AS TO ANY SUBJECT COMPANY OR THE PROJECTS, THE DEVELOPMENT, CONSTRUCTION OR OPERATIONS OF THE PROJECTS, OR THE PROSPECTS (FINANCIAL OR OTHERWISE), RISKS AND OTHER INCIDENTS OF ANY SUBJECT COMPANY OR THE PROJECTS INCLUDING, WITHOUT LIMITATION, WITH RESPECT TO THE ACTUAL GENERATING CAPABILITY OF THE PROJECT OR THE ABILITY OF BUYER TO GENERATE OR SELL ELECTRICAL ENERGY.

(b) WITHOUT LIMITING THE FOREGOING, AND EXCEPT FOR THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 3, THE TRANSACTION DOCUMENTS, AND EACH OF THE CERTIFICATES, SCHEDULES OR OTHER DOCUMENTS EXECUTED AND DELIVERED BY SELLER AT EACH CLOSING, SELLER MAKES NO REPRESENTATIONS OR WARRANTIES OF MERCHANTABILITY, USAGE OR SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE PROPERTIES OR ASSETS OF ANY SUBJECT COMPANY OR PROJECT, OR ANY PART THEREOF, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, OR COMPLIANCE OF SUCH PROPERTIES OR ASSETS WITH ANY LAWS, INCLUDING ENVIRONMENTAL LAWS, OR AS TO THE CONDITION OF THE PROPERTIES OR ASSETS OF ANY SUBJECT COMPANY, OR ANY PART THEREOF, OR AS TO THE ABSENCE OF HAZARDOUS SUBSTANCES OR LIABILITY OR POTENTIAL LIABILITY UNDER ENVIRONMENTAL LAWS WITH RESPECT TO ANY PROJECT OR

SUBJECT COMPANY. ANY SUCH REPRESENTATIONS AND WARRANTIES ARE EXPRESSLY DISCLAIMED.

(c) EXCEPT FOR THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 3, THE TRANSACTION DOCUMENTS, AND EACH OF THE CERTIFICATES, SCHEDULES OR OTHER DOCUMENTS EXECUTED AND DELIVERED BY SELLER AT EACH CLOSING, THE PROPERTIES AND ASSETS OF EACH SUBJECT COMPANY AND THE INTERESTS ARE SOLD “AS IS, WHERE IS” ON THE APPLICABLE CLOSING DATE, AND IN THEIR CONDITION ON SUCH CLOSING DATE “WITH ALL FAULTS.”

(d) WITHOUT LIMITING THE FOREGOING, NO MATERIAL OR INFORMATION PROVIDED BY, FURNISHED OR COMMUNICATIONS BY SELLER OR ITS REPRESENTATIVES (ORALLY OR IN WRITING), INCLUDING, WITHOUT LIMITATION, ANY INFORMATION, MATERIAL, PROJECTION OR ADVICE CONTAINED IN THE DUE DILIGENCE MATERIALS OR PROVIDED TO BUYER BY ANY MEMBER, DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT OR REPRESENTATIVE OF SELLER OR ANY AFFILIATES THEREOF WILL CAUSE OR CREATE ANY WARRANTY, EXPRESS OR IMPLIED, AS TO THE TITLE, CONDITION, VALUE OR QUALITY OF ANY SUBJECT COMPANY OR ANY PROJECT.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller, on the 3rd Restatement Date and on each Closing Date (other than the Additional Sponsor Closing Date), as set forth in this Article 4. In addition, Buyer hereby represents and warrants to Seller on the Additional Sponsor Closing Date as set forth in Schedule 4A, which is hereby incorporated into this Article 4.

4.1 Organization. Buyer: (i) is a corporation duly organized and validly existing under the Laws of the State of Delaware, (ii) is duly authorized to conduct business and is in good standing under the Laws of each jurisdiction where such qualification is required, and (iii) has the requisite corporate power and authority to conduct its business as it is now conducted and to own its properties and assets.

4.2 Authorization. Buyer has the requisite corporate power and authority to execute and deliver this Agreement. Buyer has the requisite corporate power and authority to execute and deliver the other Acquisition Transaction Documents to which it will be a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including to purchase (pursuant to this Agreement) the Interests. The execution and delivery by Buyer of this Agreement has been duly and validly authorized by the requisite corporate action on the part of Buyer. The execution and delivery by Buyer of the other Acquisition Transaction Documents to which it will be a party and the performance by Buyer of its obligations hereunder and thereunder, will be, when executed and delivered, duly and validly authorized by the requisite corporate action on the part of Buyer.

4.3 Enforceability. This Agreement has been duly and validly executed and delivered by Buyer and constitutes, and upon the execution and delivery by Buyer of the other Acquisition

Transaction Documents to which it is or will be a party, such Acquisition Transaction Documents will constitute (in each case assuming the due and valid execution and delivery by each other party hereto and thereto), its valid and legally binding obligation, enforceable against it in accordance with its terms and subject to its conditions, subject, however, to the effects of bankruptcy, insolvency, reorganization, arrangement, moratorium or similar Laws affecting creditors’ rights generally, to general principles of equity (regardless of whether such enforceability is considered in an Action in equity or at law).

4.4 Noncontravention. The execution and delivery by Buyer of this Agreement does not, and the execution and delivery by Buyer of each of the other Acquisition Transaction Documents to which it will be a party and performance by Buyer of its obligations under this Agreement and such Acquisition Transaction Documents and the consummation of the transactions contemplated hereby will not: (i) subject in the case of performance to obtaining the Buyer Consents, conflict with or result in a violation of any Law applicable to Buyer; (ii) conflict with or result in a violation of any provision of the organizational documents of Buyer; or (iii) conflict with, result in a breach of, constitute a default under, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Buyer, as applicable, is a party or by which it is bound or to which any of its assets is subject. Except for the applicable Buyer FERC Section 203 Orders, the expiration of the applicable waiting period under the provisions of the Hart Scott Rodino Act, and the items set forth on Schedule 4.4 (the “Buyer Consents”), no consent, filing, notice, authorization, or approval of any Governmental Authority or other Person on the part of Buyer is required in connection with the execution, delivery and performance of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby.

4.5 Legal Proceedings. There are no Actions pending or, to Buyer’s Knowledge, threatened against Buyer or any of its assets and properties which would reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or any of the other Transaction Documents.

4.6 Bankruptcy. There is no bankruptcy, reorganization, or insolvency Action pending against, being contemplated by or threatened against Buyer.

4.7 Regulatory Status. Buyer is a “public utility” within the meaning of the FPA, a “subsidiary company” of a “holding company” within the meaning of PUHCA, and a “foreign person” for purposes of Schedule 721 of the Defense Production Act of 1950, as amended. Buyer is not subject to state Laws or regulations respecting the rates or the financial or organizational regulation of electric utilities. Buyer is not an “investment company” or a company “controlled” by an investment company within the meaning of the Investment Company Act of 1940. Buyer is not an OFAC Blocked Person.

4.8 Accredited Investor; Investment. Buyer is an “accredited investor” within the meaning of Regulation D under the Securities Act, and the rules and regulations promulgated thereunder. Buyer acknowledges that none of the Interests has been, or are contemplated to be, registered under any federal, state or local or international securities Laws (collectively, “Securities Law”), and may not be resold unless permitted under applicable exemptions contained in the Securities Laws or upon satisfaction of the registration or qualification requirements of the Securities Laws. Buyer acknowledges and agrees that it must bear the economic risk of its investments under this Agreement for an indefinite period of time since such investments have not been registered or qualified under the Securities Laws, and, therefore, cannot be sold unless it is subsequently registered or exemptions from registration or qualification are available. Buyer is not acquiring such investments with a view to, or for sale in connection with, any distribution thereof within the meaning of the Securities Act. Buyer, together with its members, managers, directors and executive officers and advisors, is familiar with investments of the nature of the investments contemplated under this Agreement, understands that these investments involve substantial risks, has adequately investigated the Projects and the Subject Companies, and has substantial knowledge and experience in financial and business matters, including, without limitation, energy power (including wind energy) production projects, such that it is capable of evaluating, and has evaluated, the merits and risks inherent in entering into the transactions contemplated under this Agreement and the other Transaction Documents, and is able to bear the economic risks of such investment.

4.9 Brokers’ Fees. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Buyer directly with Seller without the intervention of any Person on behalf of Buyer in such manner as to give rise to any valid Action by any Person against Sellers or any of their Affiliates for a finder’s fee, brokerage commission or similar payment.

4.10 Funding. At each Buyer Project Funding Date, Buyer will have liquid capital, available lines of credit or other committed sources of funds to enable it to pay its Sponsor Percentage of the applicable Upstream Buyer Amount on such Buyer Project Funding Date and any other amounts payable pursuant to this Agreement and to perform all of its other obligations under this Agreement and the other Transaction Documents.

4.11 Due Diligence Investigation and Other Acknowledgements. Buyer acknowledges and agrees that it has independently conducted its due diligence and, in consummating the transactions contemplated by this Agreement and the other Transaction Documents is not relying on any representations or warranties whatsoever, express, implied, at common law, statutory or otherwise, except the representations and warranties of Seller contained in Article 3 of this Agreement, in the Transaction Documents and the certificates, Schedules and other documents executed and delivered by Seller under this Agreement and the other Transaction Documents, and its own independent due diligence, including its inspections and investigations, as to the condition and suitability of the Sites, the Subject Companies and the Projects, Liabilities, results of operations, condition (financial or otherwise) and prospects of the Subject Companies and the Projects. Buyer is familiar with the federal, state and local statutes, Laws, rules and regulations applicable to the Subject Companies and the Projects and Buyer has the expertise necessary to independently evaluate the condition, operation, suitability, performance and prospects of the Subject Companies and the Projects. Buyer acknowledges and agrees that it has reviewed and accepted the disclaimers set forth in Section 3.31 of this Agreement.

4.12 Tax Status of Buyer. None of Buyer’s members is treated as a “tax-exempt entity” or “tax-exempt controlled entity” within the meaning of Section 168(h) of the Code.

ARTICLE 5

CONDITIONS TO OBLIGATIONS

5.1 Conditions to Obligations of Buyer. The obligations of Buyer hereunder in connection with each Closing (other than the Additional Sponsor Closing) are subject to the satisfaction, at or before such Closing, of the following conditions (all or any of which may be waived in whole or in part by Buyer in its sole discretion). Unless otherwise indicated, it is understood that references to Subject Company, Acquisition Date, Buyer Project Funding Date, ECCA Funding Date, or other Project-specific references relate (i) in the case of the Sponsor Closing, to Sponsor, Holdings, Energy Holdings I, Sandy Ridge, and the Sandy Ridge Project, and (ii) in the case of any other Closing, Construction Borrower HoldCo and the Project Company and Project to which such Closing relates.

(a) Transfer of Pocahontas Interests and Sandy Ridge Interests. Holdings shall have (i) transferred the Pocahontas Interests to Seller and (ii) transferred the Sandy Ridge Interests to Energy Holdings I;

(b) Representations and Warranties. The representations and warranties of Seller set forth in Article 3 above with respect to Seller or the Subject Companies shall be true and correct without giving effect to any materiality or Material Adverse Effect qualification therein, on and as of such Closing Date as though made on and as of such Closing Date except to the extent such representations and warranties were made as of a specified date (in which case they shall be true and correct as of such specified date) and except for such breaches that, in the aggregate, would not reasonably be expected to have a Material Adverse Effect;

(c) Performance of Covenants. Seller shall have performed and complied in all material respects with all of the covenants and obligations required by this Agreement to be so performed or complied with by Seller at or before such Closing;

(d) No Injunction. There shall not be any Order or Law in effect or any Action pending or threatened against any Party, Subject Company, or Project preventing, or which seeks to prevent, impair or restrain, this Agreement or any of the transactions contemplated by this Agreement, any of the Key Project Documents or any of the Licenses and Permits;

(e) Delivery of Certificate. Seller shall have delivered to Buyer a certificate, reasonably satisfactory in form and substance to Buyer, dated as of the applicable Closing Date and executed by an officer of Seller to the effect that each of the conditions specified in Section 5.1(b), Section 5.1(c) and, with respect to the Minonk Transfer Closing and the Senate Transfer Closing, Section 5.1(j)(vi), is satisfied in all respects;

(f) Certificate of Incumbency. Seller shall have delivered to Buyer a certificate of incumbency, reasonably satisfactory in form and substance to Buyer, dated as of the applicable Closing Date, as to the officers, members or managers, as applicable, and other personnel of Seller and any applicable Subject Company executing this Agreement and any certificate, instrument or other Transaction Document to be delivered by Seller or such Subject Company at such Closing;

(g) Consents and Approvals. All Buyer Consents and Seller Consents shall have been duly obtained, made or given and shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental Authority necessary for the consummation of the transactions contemplated by this Agreement and the other Transaction Documents shall have occurred; provided, however, that the applicable Buyer FERC 203 Approvals may be subject to FERC’s statutory rehearing period if no intervention or rehearing requests shall have been filed in the applicable docket;

(h) Certificate of Good Standing. Buyer shall have received certificates of good standing with respect to Seller and the Subject Companies to which such Closing relates, each as of a recent date, issued by the Secretary of State of the applicable jurisdiction of organization;

(i) Certain Sponsor Closing Date Conditions. Solely with respect to the Sponsor Closing, on or prior to the Sponsor Closing, (i) Sponsor shall own 100% of the membership interests to be converted into the Class B Interest in Holdings, (ii) Holdings shall own 100% of the membership interests in Energy Holdings I and, indirectly through Energy Holdings I, Sandy Ridge; (iii) the Independent Engineer shall have delivered to Buyer a certificate from the Independent Engineer in the form attached hereto as Exhibit L; (iv) Seller shall have caused Sandy Ridge to execute and deliver the Energy Hedge Confirmation (Sandy Ridge), and the Energy Hedge for Sandy Ridge shall be in full force and effect; and (v) the conditions set forth in Schedule 6.2(gg) to the ECCA shall have been satisfied in form and substance reasonably satisfactory to Buyer, with all references therein to Class A Equity Investor and Transaction being deemed to be references to Buyer and the transactions under this Agreement;

(j) Additional Minonk and Senate Transfer Conditions. Solely with respect to the Minonk Transfer Closing and the Senate Transfer Closing, prior to or simultaneously with the transfer of the Construction Borrower Interests (and, indirectly thereby, the Minonk Interests or Senate Interests, as applicable) to Holdings hereunder:

(i) the Sponsor Closing shall have occurred and Additional Sponsor Closing shall have occurred or shall occur simultaneously therewith and (A) with respect to the Minonk Transfer Closing, Seller shall have caused Minonk to execute and deliver the Energy Hedge Confirmation (Minonk), and the Energy Hedge for Minonk shall be in full force and effect; and (B) with respect to the Senate Transfer Closing, Seller shall have caused Senate to execute and deliver the Energy Hedge Confirmation (Senate), and the Energy Hedge for Senate shall be in full force and effect;

(ii) each member of Sponsor other than Buyer (or any Affiliate of Buyer) shall have contributed to Sponsor its Sponsor Percentage of the Initial Capital Contribution with respect to such Project required by the ECCA;

(iii) the Acquisition Date with respect to Minonk or Senate, as applicable, under the ECCA and all obligations under the ECCA of the Class A Members in connection therewith shall occur and be performed, and Seller shall have caused to be provided to Buyer the Advance Payment Collateral required in respect of such Project Company;

(iv) the Independent Engineer shall have delivered to Buyer a certificate from the Independent Engineer in the form attached hereto as Exhibit M;

(v) the conditions set forth in Schedule 6.3(aa) to the ECCA (other than in paragraph 13 thereof) shall have been satisfied in form and substance reasonably satisfactory to Buyer, with all references therein to Class A Equity Investor and Transaction being deemed to be references to Buyer and the transactions under this Agreement; and

(vi) Construction Borrower HoldCo shall own 100% of the Minonk Interests and the Senate Interests; and no breach or event shall have occurred and be continuing that (disregarding any waiver thereof) would constitute a material default by any party under any of the Construction Loan Documents.

(k) Additional Buyer Project Funding Conditions. With respect to the Sponsor Closing and the Buyer Project Funding Closing for any Project, on or prior thereto (i) each member of Sponsor other than Buyer (or any Affiliate of Buyer) shall have contributed to Sponsor its Sponsor Percentage of the Upstream Project Amount with respect to such Project; (ii) the Funding Date under the ECCA with respect to the Project(s) to which such Closing relates and all obligations under the ECCA of the Class A Members in connection therewith shall have occurred and been performed or shall occur and be performed simultaneously with the payment or contribution of the Upstream Project Amount in connection therewith to Holdings; (iii) Seller shall have paid to Sponsor the Seller Payable, if any, required under Section 2.2(b) in connection therewith; (iv) the Project(s) to which such Closing relates shall have been Placed in Service; and (v) with respect to the Buyer Project Funding for Minonk or for Senate: (A) the Independent Engineer shall have delivered to Buyer a certificate from the Independent Engineer in the form attached hereto as Exhibit N; (B) the conditions set forth in Schedule 6.3(aa) to the ECCA shall have been satisfied in form and substance reasonably satisfactory to Buyer, with all references therein to Class A Equity Investor and Transaction being deemed to be references to Buyer and the transactions under this Agreement; and (C) the Construction Loan and all obligations under the Construction Loan Documents shall have been, or as a result of such Buyer Project Funding shall be, fully paid, satisfied, and terminated;

(l) Transaction Documents. (i) Except for Transaction Documents that by their terms are to be executed and delivered only upon a subsequent Buyer Project Funding, Buyer shall have received from all parties thereto (other than Buyer and Affiliates of Buyer) fully executed counterparts of the Transaction Documents (including any and all Exhibits, Schedules and Annexes to all of the foregoing), provided that Buyer (and its Affiliates) shall have taken any and all actions required of Buyer (and such Affiliates) as a condition to such execution and delivery, (ii) such Transaction Documents (including any and all Exhibits, Schedules and Annexes to all of the foregoing) shall be in full force and effect without amendment or modification (other than such amendments and modifications as to which Buyer shall have consented in writing), (iii) no breach or event shall have occurred and be continuing that would constitute a material default by any party other than Buyer (or any Affiliate of Buyer) thereunder; and (iv) the Energy Hedges shall be in full force and effect, without amendment or modification (regardless of whether contemplated thereby) except as otherwise approved in writing by Buyer; and (v) each General Letter of Credit required to be delivered to Buyer under (and as defined in) the Gamesa Parent Indemnification Agreement shall be in full force and effect;

(m) Legal Opinions. Buyer shall have received the legal opinions required to be delivered in connection with the related closing under the ECCA, substantially in the form specified in the ECCA, addressed to Buyer (in addition to or independent of the Class A Members);

(n) Licenses and Permits. Each License and Permit listed on Schedule 3.8 (updated for the applicable Project in accordance with the requirements of Section 7.5) relating to any Project (limited to Part A thereof in the case of the Minonk Transfer Closing and the Senate Transfer Closing) has been validly issued and is final and in full force and effect and Seller has provided to Buyer true, correct and complete copies thereof in form and substance reasonably satisfactory to Buyer;

(o) Changes to Project Documents. None of the Licenses and Permits set forth on Schedule 3.8 (and, in the case of the Minonk Transfer Closing and the Senate Transfer Closing, the applications with respect to Licenses and Permits set forth on Part B of Schedule 3.8), Key Project Documents, or other Project Documents shall have been amended, replaced or terminated or any additional Project Documents executed, except (i) Project Documents which relate to the construction of a Project and not the operation and maintenance of a Project, (ii) amendments, replacements, and terminations of Project Documents, or additions to Project Documents, which do not adversely affect the assumptions included in the Equity Base Case Model (as adjusted in accordance with Article 2), and (iii) amendments, replacements, terminations, and additions permitted or consented to under Section 7.1(b);

(p) Material Adverse Effect. No Material Adverse Effect to any Project, Seller, Holdings, Sponsor, Construction Borrower HoldCo, Energy Holdings I, any Project Company, any Major Project Participant or any party to a Key Project Document has occurred since September 30, 2011;

(q) Updated Balance Sheet. Seller shall have delivered to Buyer true and correct copies of the then most recently available unaudited, consolidated balance sheets of the Subject Companies (other than Energy Holdings I);

(r) Indebtedness and Encumbrances. Buyer shall have received evidence, in form and substance reasonably satisfactory to it, that (i) none of the applicable Subject Companies has any indebtedness for borrowed money other than, in the case of Construction Borrower HoldCo, Minonk and Senate, Permitted Indebtedness; and (ii) any and all then-filed Contractor’s Liens, other materialmen’s liens and other Encumbrances affecting any of the Subject Companies (in the case of Energy Holdings I, only with respect to the Sponsor Closing) to which such Closing relates or any Assets thereof have been fully released and are no longer in effect such that the applicable Subject Companies and their Assets are free and clear of all Encumbrances other than Permitted Encumbrances; and (iii) in the case of the Minonk or Senate Buyer Project Funding, all Permitted Indebtedness (and all Encumbrances securing such Permitted Indebtedness) of or affecting Minonk or Senate, as applicable, or any Assets thereof will be fully satisfied and released upon the consummation of such Buyer Project Funding;

(s) Title Insurance and Survey. In the case of the Sponsor Closing for Sandy Ridge and the Buyer Project Funding Date with respect to Minonk and Senate, Buyer and the applicable Project Companies to which such Closing relates shall have received the applicable (i)

Title Insurance Policy updated as of such Closing Date and (ii) a then-current as-built survey of the Project of such Project Company, conforming to survey requirements and otherwise in form and substance satisfactory to the Title Company and reasonably satisfactory to Buyer;

(t) Insurance Certificates. Buyer shall have received true, correct and complete copies of insurance certificates from insurance brokers or carriers or other evidence reasonably satisfactory to Buyer, evidencing that the insurance policies and coverage described in Schedule 3.17 (with respect to the Project to which such Closing relates) are in place and in full force and effect as of such Closing and include the terms and conditions set forth in Schedule 3.17; and there shall be no outstanding or unpaid claims under the insurance policies that are in effect prior to the Buyer Project Funding unless the insurer shall have confirmed in writing that it is obligated to pay such claim amount and the timing of such payment or such amount has been included in the Project Completion Amount;

(u) Operating Budget. With respect to a Buyer Project Funding only, Buyer shall have received the initial operating budget for the Projects to which such Closing relates in form and substance reasonably satisfactory to Buyer;

(v) Condemnation. No condemnation shall be pending or threatened in writing with respect to the applicable Project, any portion thereof, or any other Assets of the applicable Project material to the ownership or operation of the applicable Project;

(w) Casualty. No unrepaired casualty shall exist with respect to the applicable Project or any portion thereof or any other Assets of the Subject Companies material to the ownership or operation of the applicable Project or the sale of electricity, capacity or RECs therefrom except for any such casualty that, as evidenced by the written opinion of the Independent Engineer in form and substance satisfactory to Buyer, is capable of repair in a satisfactory time-frame and an adequate reserve amount and appropriate reserve and payment mechanics, satisfactory to Buyer, have been established for such repair;

(x) Key Project Document Estoppels. Buyer shall have received an estoppel certificate executed no more than thirty (30) days prior to such Closing by the counterparties to the Balance of Plant Contracts and Turbine Supply Agreements, and, to the extent that such estoppel can be obtained with commercially reasonable efforts, the Interconnection Agreement, in each case with respect to the Project Companies to which such Closing relates, in the form and substance reasonably acceptable to Buyer (with forms of estoppels attached to the ECCA being deemed acceptable);

(y) Report Bring-Downs. Buyer shall have received, with respect to each Project to which such Closing relates: (i) bring-downs dated no earlier than ten (10) days prior to the applicable Closing Date (or such other date as the parties may otherwise agree), of (A) the Independent Engineer’s Report, (B) the Environmental Report (subject to Section 7.1(i)) and (C) the Wind Resource Report if required due to a change of turbine location or other material change to the Project layout which could reasonably be expected to adversely affect the conclusions therein, in each case confirming that there have been no material changes in the conclusions set forth in the report since the date of such report with respect to the applicable Project, and (ii) bring-downs, dated no earlier than ten (10) days prior to the applicable Closing Date (or such other date as the parties may otherwise agree), of (A) the Transmission

Consultant’s Report and (B) the Insurance Consultant’s Report provided under the ECCA, in each case confirming that there have been no material changes in the conclusions set forth in the report with respect to the applicable Project since the date of such report;

(z) Project Modifications. The number of Wind Turbines for the Project shall not have changed, except to the extent contemplated in Section 6.2(b), and if a bring-down Wind Resource Report is delivered pursuant to Section 5.1(y) above, such report shall confirm the change of location of Wind Turbines or change in the Project layout shall not have adversely affected the conclusions of the Wind Resource Report;

(aa) Non-Foreign Affidavit. Seller and Sponsor shall have delivered to Buyer a duly executed affidavit of non-foreign status that complies with Section 1445 of the Code, in form and substance satisfactory to Buyer;

(bb) Landowner Estoppels. On or prior to each of the Sponsor Closing Date, and the Buyer Project Funding Date with respect to Minonk and Senate, as applicable, Buyer shall have received estoppel certificates, in form and substance reasonably satisfactory to Buyer (with the form of estoppel attached to the ECCA being deemed acceptable), from the landowners for the Real Property Documents on which one or more Wind Turbines for the project(s) to which such Closing relates have been located, from each landowner for the Real Property Documents listed on Part C of Schedule 3.9, and to the extent obtainable using commercially reasonable efforts, from the landowners for all other Real Property Documents for such Project(s), except to the extent not required to be obtained under the ECCA; provided, that to the extent estoppels are provided on the Minonk Transfer Date or Senate Transfer Date, such estoppels need not be provided on the Minonk Funding Date or Senate Funding Date;

(cc) Construction Completion Reserve. With respect to the Sponsor Closing and any other Buyer Project Funding, a reserve account shall have been established of a sufficient size to fund the Project Completion Amount, including all remaining development and construction expenses for the Project (as certified by the Independent Engineer), together with any other reserves required by the ECCA;

(dd) Contractor Agreements. Buyer shall have received copies of (i) all agreements Seller and the Project Company to which such Closing relates have entered into with major subcontractors with respect to the Project to which such Closing relates, and (ii) all warranty and operational information Seller and such Project Companies have received from their contractors with respect to such Projects;

(ee) QC/QA Compliance. With respect to the construction of the Minonk Project and Senate Project, Seller shall have adhered to the Quality Control and Quality Assurance Program, attached hereto as Schedule 5.1(ee);

(ff) Cost Seg Report. The Cost Seg Reports for the Project(s) to which such Closing relates shall have been provided to Buyer, and the Parties shall have agreed upon any resulting adjustment pursuant to Section 2.3 hereof;

(gg) Training. Only with respect to the Buyer Project Funding Date for Minonk and Senate, Seller shall have provided to Buyer the Project training described in the Training Program in Annex C with respect to the Project(s) to which such Closing relates;

(hh) Documentation. Seller shall have delivered to Buyer the following documentation (both in electronic format and two (2) hard copy printouts) with respect to the Project(s) to which such Closing relates:

(i) The complete electrical schematics for the Project (including single line and three line drawings) which, without limitation, indicate the mounting and connection details for the tower electrical and communications equipment; and

(ii) The operation and maintenance manual for the Project’s substation, which represents and details the operation and maintenance procedures to be carried out at the Project site with respect to the substation;

(ii) Minonk Agreement. With respect to Minonk’s Buyer Project Funding Date, Seller shall have caused to be fully satisfied, terminated and released any and all rights, obligations and Encumbrances arising under the Minonk Agreement, with any and all payment obligations arising in connection therewith paid solely from funds of Seller and not of any Subject Company, and Seller shall have delivered to Buyer evidence of the foregoing in form and substance reasonably satisfactory to Buyer;

(jj) [Redacted]

5.2 Conditions to Obligation of Seller. The obligations of Seller hereunder to sell the Interests and consummate the transactions to be performed by it in connection with each Closing (other than the Additional Sponsor Closing) are subject to the satisfaction, at or before such Closing, of the following conditions (all or any of which may be waived in whole or in part by Seller in its sole discretion):

(a) Representations and Warranties. The representations and warranties of Buyer set forth in Article 4 above shall be true and correct in all material respects on and as of such Closing Date as though made on and as of such Closing Date or, in the case of representations and warranties made as of a specified date, on and as of such date;

(b) Performance of Covenants. Buyer shall have performed and complied in all material respects with all of the covenants and obligations required by this Agreement to be so performed or complied with by Buyer at or before such Closing;

(c) No Injunction. There shall not be (i) any Order or Law in effect or any Action pending or threatened against any Party or the Project preventing, or which seeks to prevent, the consummation of any of the transactions contemplated by this Agreement or (ii) any Order or Law deemed applicable to such transactions, by any Governmental Authority of competent jurisdiction over the Parties, which would render the purchase and sale contemplated hereby to be illegal;

(d) Transaction Documents. (i) Except for Transaction Documents that by their terms are to be executed and delivered only upon a subsequent Buyer Project Funding, Seller shall have received from all parties thereto (other than Seller and Affiliates of Seller) fully executed counterparts of the Transaction Documents (including any and all Exhibits, Schedules and Annexes to all of the foregoing), provided that Seller (and its Affiliates) shall have taken any and all actions required of Seller (and such Affiliates) as a condition to such execution and delivery; and (ii) solely with respect to the first to occur of the Minonk Transfer Closing and the Senate Transfer Closing, simultaneously with the transfer of the Construction Borrower HoldCo Interests to Holdings hereunder, Holdings shall have executed and delivered to Morgan Stanley Bank, N.A., as lender under the Construction Loan, the Construction Borrower HoldCo Pledge Agreement.

(e) Delivery of Certificate. Buyer shall have delivered to Seller a certificate, reasonably satisfactory in form and substance to Seller, dated as of the applicable Closing Date and executed by an officer of Buyer to the effect that each of the conditions specified above in Sections 5.2(a) through 5.2(b) (inclusive) is satisfied in all respects;

(f) Certificate of Incumbency. Buyer shall have delivered to Seller a certificate of incumbency, reasonably satisfactory in form and substance to Seller, dated as of the applicable Closing Date, as to the officers and other personnel of Buyer executing this Agreement and any certificate, instrument or other Transaction Document to be delivered by Buyer at such Closing; and

(g) Consents and Approvals. All Buyer Consents and Seller Consents shall have been duly obtained, made or given and shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental Authority necessary for the consummation of the transactions contemplated by this Agreement and the other Transaction Documents shall have occurred.

5.3 Conditions to the Additional Interest Closing. The obligations of a Party hereunder to sell and purchase the Additional Sponsor Interests and consummate the Additional Sponsor Closing are subject to the satisfaction, at or before such Closing, of the following conditions (all or any of which may be waived in whole or in part by such Party in its sole discretion):

(a) Representations and Warranties. The representations and warranties of the other Party set forth in Schedule 3A or Schedule 4A hereto, as applicable, shall be true and correct in all material respects on and as of the Additional Sponsor Closing Date as though made on and as of the Additional Sponsor Closing Date or, in the case of representations and warranties made as of a specified date, on and as of such date;

(b) Performance of Covenants. The other Party shall have performed and complied in all material respects with all of the covenants and obligations required by this Agreement to be so performed or complied with by such other Party at or before the Additional Sponsor Closing, including the execution and delivery by such other Party of (i) an assignment and assumption agreement with respect to the Additional Interest in form and substance to be agreed by the Parties and (ii) the Second Amended and Restated Operating Agreement of Sponsor, in the form attached as Exhibit K to this Agreement as of the 3rd Restatement Date;

(c) Delivery of Certificate. The other Party shall have delivered to such Party a certificate, reasonably satisfactory in form and substance to such Party, dated as of the Additional Sponsor Closing Date and executed by an officer of such other Party to the effect that each of the conditions specified above in Section 5.3(a) and Section 5.3(b) is satisfied with respect to such other Party in all respects;

(d) Certificate of Incumbency. The other Party shall have delivered to such Party (i) a certificate of good standing as to such other Party, and (ii) a certificate of incumbency, reasonably satisfactory in form and substance to such Party, dated as of the Additional Sponsor Closing Date, as to the officers and other personnel of such other Party executing this Agreement and any certificate, instrument or other Transaction Document to be delivered by such other Party at the Additional Sponsor Closing;

(e) Consents and Approvals. (i) The Parties shall have received the Buyer FERC 203 Approval authorizing the Additional Interest transfer, and such Order shall not be subject to appeal or rehearing; provided, however, that such Order may be subject to FERC’s statutory rehearing period if no intervention or rehearing requests shall have been filed in the applicable docket; and (ii) all consents and waivers required under the Construction Loan Documents shall have been obtained and shall be in full force and effect;

(f) No Injunction. There shall not be (i) any Order or Law in effect or any Action pending or threatened against any Party, Subject Company, or Project preventing, or which seeks to prevent, the consummation of the Additional Sponsor Closing; or (ii) any Order or Law deemed applicable to such transaction, by any Governmental Authority of competent jurisdiction over the Parties, which would render such purchase and sale to be illegal;

(g) Prior Conditions. All conditions to the Sponsor Closing (and, if applicable, any intervening Closing with respect to Minonk or Senate) shall remain satisfied as of the Additional Sponsor Closing, except to the extent any failure of a condition to remain satisfied has resulted from any act or omission of Buyer or from any other act or omission that Buyer has approved; provided, however, that the foregoing shall not require that Seller redeliver to Buyer any third-party deliverable.

ARTICLE 6

INDEMNIFICATION

6.1 Survival. The representations and warranties of the Parties contained in this Agreement shall survive the applicable Closing for the period ending on the eighteenth (18) month anniversary of the corresponding Buyer Project Funding (including the Sponsor Closing) (such period the “Survival Period”) at which time they shall terminate and no Actions shall be taken for indemnification under Section 6.2(a) or Section 6.3 thereafter, except that (i) the representations and warranties set forth in Section 3.18 [Tax Matters] (other than Section 3.18(d)) shall survive for a period of twenty-four (24) months following such Closing Date and (ii) all representations and warranties set forth in Section 3.1 [Power], Section 3.2 [Authority], Section 3.5 [Membership Interests], Section 3.14(b), Section 3.18(d) [certain Tax Matters], Section 3.21 [Affiliate Transactions], Section 3.25 [Brokers] and Section 3.29 [Funding], and all representations and warranties hereunder with respect to Construction Borrower HoldCo (the representations referred to in this clause (ii), collectively, the “Fundamental Representations”)

shall survive the Closing until the expiration of the applicable statute of limitations and shall thereafter terminate and be of no further force or effect. The expiration or termination of any representation, warranty, covenant or agreement shall not affect the parties’ obligations under this Article 6 if the Indemnified Party provides the Indemnifying Party with proper notice of the claim or event for which indemnification is sought prior to such expiration or termination. No Party shall have any liability to indemnify, defend or hold harmless any other Party for breaches of any representation, warranty, covenant or agreement made herein unless it has received proper notice of a claim for such indemnification or defense prior to the expiration or termination of the applicable representation, warranty, covenant or agreement.

6.2 Indemnification by Seller.

(a) General Seller Indemnity. From and after each Closing, subject to the other terms and limitations in this Agreement, Seller shall defend, indemnify and hold harmless Buyer and its Affiliates, and their respective directors, officers, partners, members, employees, consultants, agents, advisors, successors and assigns (collectively, the “Buyer Indemnified Persons”), from and against any and all Losses asserted against or incurred by any of the Buyer Indemnified Persons for (i) any breach of Seller’s representations or warranties made in this Agreement and (ii) any breach of the covenants or obligations of Seller under this Agreement, in each case with respect to the Subject Companies and transactions to which such Closing relates.

(b) Specific Seller Indemnities. In addition to the indemnification in Section 6.2(a) above and subject to the terms and conditions of this Article 6, but otherwise notwithstanding any provision of this Agreement to the contrary, Seller agrees to indemnify, defend, reimburse and hold harmless each of the Buyer Indemnified Parties from and against any the following (together, the “Specific Indemnities”):

(i) [Redacted];

(ii) Any and all Losses asserted against or incurred by any of the Buyer Indemnified Parties for any breach of the covenants or obligations of Seller under Section 7.11(a) or Section 7.11(b) of this Agreement;

(iii) Any and all Losses asserted against or incurred by any of the Buyer Indemnified Parties in connection with the Outland Litigation;

(iv) Any and all Losses asserted against any of the Buyer Indemnified Parties in connection with the Construction Loan or the Construction Loan Documents (it being understood, for avoidance of doubt, that for purposes of this Section 6.2(b), Losses shall not include any claims against or loss of Construction Borrower HoldCo, Minonk or Senate under the Construction Loan or the Construction Loan Documents unless a Buyer Project Funding with respect thereto occurs); and

(v) Any and all Losses incurred in connection with any Third Party Claim by any of the Buyer Indemnified Parties in connection with Pocahontas or the Pocahontas Project.

6.3 Indemnification by Buyer. From and after each Closing, subject to the other terms and limitations in this Agreement, Buyer shall defend, indemnify and hold harmless Seller and its Affiliates, and their respective directors, officers, partners, members, employees, consultants, agents, advisors, successors and assigns (collectively, the “Seller Indemnified Persons”), from and against any and all Losses asserted against or incurred by any of the Seller Indemnified Persons for (i) any breach of Buyer’s representations or warranties made in this Agreement and (ii) any breach of the covenants or obligations of Buyer under this Agreement, in each case with respect to the Subject Companies and transactions to which such Closing relates.

6.4 Limitations on Indemnity.

(a) Excluded Representations. Buyer on behalf of itself and each Buyer Indemnified Person releases Seller, and each person acting or purporting to act on behalf of Seller, from and against any and all liability in respect of any Excluded Representation to the fullest extent permitted by law except for any claims based on fraud, willful misconduct or intentional misrepresentation. Buyer acknowledges that, insofar as the release set out in Section 6.4(a) extends to Persons other than Seller, Seller holds the benefit of the release in trust for those other Persons. For clarity, under no circumstances shall this Section 6.4(a) apply to indemnity claims under the Specific Indemnities.

(b) General Limitations on Claims. No Person shall be entitled to make any claim for breach of any representation or warranty under Section 6.2(a) in respect of, and Buyer acknowledges the representation and warranties contained in this Agreement are given subject to, all matters fairly disclosed in the disclosures set forth on the Schedules attached hereto with respect to Article 3 hereof (the “Seller Disclosure Schedules”) and, to the extent provided in Section 7.5, such Schedules as supplemented or amended in accordance with Section 7.5; provided, however, that any matter disclosed in a Schedule shall relate only to those representations and warranties to which such Schedule corresponds unless the applicability of such information to other representations and warranties is reasonably apparent.

(c) Limitations on the Extent of Claims. Notwithstanding any other provision of this Agreement, no liability shall attach to Seller in respect of any claim for breach of any representation or warranty to the extent that such claim is recovered by Buyer from any third party.

(d) Other Limitations. Notwithstanding anything to the contrary contained herein, none of the Buyer Indemnified Persons shall be entitled to assert any right to indemnification under Section 6.2(a)(i) until the aggregate amount of all Losses actually suffered by the Buyer Indemnified Persons exceeds 1% of the aggregate amount of the sum of: (i) the Advance Payments, and (ii) the Buyer Project Fundings and Initial Capital Contributions paid by Buyer minus the Advance Payments, in each case actually made by Buyer (the “Deductible Amount”) (after which point Seller shall be obligated to indemnify the Buyer Indemnified Persons from and against any and all Losses including the Deductible Amount); provided, however, that the foregoing limitations shall not apply to any breach of any Fundamental Representations. Notwithstanding anything in this Agreement to the contrary, in no event shall Seller ever be required to indemnify Buyer or any of the other Buyer Indemnified Persons under Section 6.2 for Losses exceeding, in the aggregate, an amount equal to fifteen percent (15%) of the aggregate amount equal to (i) the sum of: (A) the Advance Payments, plus (B) the Buyer Project Fundings and Initial Capital Contributions paid by Buyer minus the Advance Payments, plus (C) the Additional Sponsor Purchase Price, in each case actually made or paid by Buyer, less (ii) any indemnity payments made to a Buyer Indemnified Person under the [redacted] due to an adjustment to the Upstream Project Amount (such sum, the “Cap Amount”); provided, however, that amounts payable under the [redacted] or for breaches of Fundamental Representations, or under the Special Indemnities set forth in Section 6.2(b)(iv) and Section 6.2(b)(v), shall not be subject to nor included in the calculation of the Cap Amount. If a breach by Seller of a representation or warranty has occurred under this Agreement, then solely for purposes of calculating the amount of any Losses in respect of such breach which are subject to indemnification under this Article 6, such Losses shall be determined without regard to any limitation or qualification as to materiality, Material Adverse Effect, dollar thresholds or similar language in such representation or warranty.

(e) Waiver of Breach. Notwithstanding the foregoing, and without limiting Section 7.5, an Indemnified Party shall have no right of indemnification against an Indemnifying Party with respect to a breach of a representation or warranty as of a Closing if, as of the 2nd Restatement Date, the Indemnified Party had actual knowledge of the misrepresentation or breach of warranty; provided, however, that the foregoing (i) shall not constitute a waiver of any other rights hereunder with respect to such misrepresentation or breach and (ii) shall not apply to the rights of indemnification of the Buyer Indemnified Persons under Section 6.2(b) above.

(f) Notwithstanding any other provision of this Agreement, any other agreement, certificate or document, or applicable Law, but subject to and without limiting Section 7.5 following the Sponsor Closing, the representations and warranties set forth in Section 3.18(d) and the rights and remedies of Buyer with respect to any breach thereof are absolute and shall not be subject to any limitation, or be deemed to be waived in any manner, pursuant to this Agreement (including but not limited to Section 6.4(e)), any other agreement, certificate or document, or by reason of any disclosure of facts or opinions, any actual or deemed knowledge of Seller or Buyer at any time, or any other reason whatsoever.

(g) [Redacted].

6.5 Mitigation and Limitations on Losses.

(a) Mitigation. In no event shall either Party be liable hereunder for any special, punitive, exemplary, incidental or consequential damages or lost profits, whether based on contract, tort, strict liability, other Law or otherwise and whether or not arising from the other Party’s sole, joint or concurrent negligence, strict liability or other fault for any matter relating to this Agreement and the transactions contemplated hereby or by the other Transaction Documents; provided, however, that amounts expressly specified herein shall not be deemed to be limited or waived by the foregoing. The Indemnified Party shall take commercially reasonable steps to mitigate all Losses upon becoming aware of any event which could reasonably be expected to give rise thereto, including commercially reasonable steps to avail itself of any defenses, limitations, rights of contribution, Actions against third Persons and other rights at Law or equity, and will provide such evidence and documentation of the nature and extent of the Losses as may be reasonably requested by the Indemnifying Party. The Indemnified Party’s commercially reasonable steps include the reasonable expenditure of money, at the Indemnifying Party’s sole expense, to mitigate or otherwise reduce or eliminate any Losses for which indemnification would otherwise be due under this Article 6. In the event of any obligation or liability of an Indemnifying Party under this Article 6 that does not arise from a Third Party

Claim, upon receipt of written notice, the Indemnifying Party shall be permitted, at its option, to take action to cure any matter giving rise to a right of indemnification if the Loss has not yet been fully incurred for a period not to exceed thirty (30) days after such notice. The Indemnifying Party’s election not to exercise its right to cure shall not reduce or eliminate the Indemnified Party’s obligation to mitigate damages or the Indemnifying Party’s obligation to indemnify the Indemnified Party for any Losses.

(b) Limitation on Losses. The Losses giving rise to any indemnification obligation hereunder shall be limited to the actual loss suffered by the Indemnified Party (i.e., reduced by any insurance proceeds or other payment or recoupment actually received, realized or retained by the Indemnified Party as a result of the events giving rise to an Action for indemnification), net of the actual reduction in income Tax liability of the Indemnified Party (or the Affiliated Group of which it is a member) occasioned by such loss or damage, but including any costs, fees or expenses reasonably incurred by the Indemnified Party. Upon the request of the Indemnifying Party, the Indemnified Party shall provide the Indemnifying Party with information sufficient to allow the Indemnifying Party to calculate the amount of the indemnity payment in accordance with this Section 6.5. If and to the extent that an Indemnifying Party has made an indemnification payment to an Indemnified Party pursuant to this Section 6.5 with respect to a Loss and the Indemnified Party has been and will be fully indemnified and compensated for such Loss from a Party other than the Indemnifying Party, the Indemnified Party shall pay to the Indemnifying Party: (i) the amount of any payment irrevocably received by the Indemnified Party or any Affiliate thereof from a party other than the Indemnifying Party with respect to such Loss, and (ii) the amount of any insurance proceeds or other cash receipts actually received by the Indemnified Party or any of the Indemnified Party’s Affiliates with respect to such Loss or the matter that gave rise to the Loss, such amounts described in subparagraphs (i) and (ii) above shall be net of reasonable attorneys’ fees and other collection costs related to such payments and recoveries, and no right of subrogation shall accrue to any insurer hereunder. In no event shall an Indemnified Party be required to pay over, under this Section 6.5, an amount in the aggregate in excess of the indemnity payment previously payable to the Indemnifying Party with respect to the Losses in issue.

(c) No Liability Under Material Contracts or Third Party Work Product. Notwithstanding anything express or implied herein to the contrary, in no event shall Seller be liable hereunder in contract, tort for or otherwise with respect to any work product (whether written or otherwise) of third party advisors or professionals such as the Independent Engineer (“Third Party Work Product”), including, for the avoidance of doubt, the Wind Resource Reports, it being acknowledged by Buyer that any Action with respect to any such documents or agreements shall be made solely under the terms of the Contract pursuant to which such Third Party Work Product was provided. Without limiting Seller’s liability hereunder for any breach of representation expressly made hereunder, including representations regarding the existence, breaches of, or effect of this Agreement or the transactions contemplated hereby upon any agreements, nothing herein shall be deemed to give rise to liability in contract, tort or otherwise under any Material Contract.

(d) Non-Transferred Projects. For the avoidance of doubt, neither Party has any indemnification obligations under this Article 6 (i) with respect to Sponsor, Holdings, Energy Holdings I, Sandy Ridge, and the Sandy Ridge Project, prior to the Sponsor Closing; and (ii) with respect to Construction Borrower HoldCo, Minonk and Senate and their respective Projects, at any time prior to the Buyer Project Funding therefor (other than for Losses incurred by any of the Buyer Indemnified Parties (excluding, for the avoidance of doubt, Minonk and Senate prior to the Buyer Project Funding therefor) in connection with any Third Party Claim); provided, however, that (x) except as otherwise provided in Section 9.3, neither the foregoing nor any other provisions of this Agreement shall relieve any Party of liability for any termination of this Agreement with respect to any Subject Company resulting from a breach of this Agreement by such Party and (y) the foregoing shall apply to the indemnity obligations under Section 6.2(b)(i)(A) above but not to any other indemnification obligations under Section 6.2(b) above.

(e) Sole Remedies.

(i) Following the Sponsor Closing Date, the provisions of this Article 6 shall be the sole and exclusive remedies of the Parties for any breach of the representations or warranties contained in this Agreement with respect to the transactions consummated on the Sponsor Closing Date.

(ii) Following the Minonk Buyer Project Funding Date, the provisions of this Article 6 shall be the sole and exclusive remedies of the Parties for any breach of the representations or warranties contained in this Agreement with respect to the transactions consummated on the Minonk Transfer Date or Minonk Buyer Project Funding Date.

(iii) Following the Senate Buyer Project Funding Date, the provisions of this Article 6 shall be the sole and exclusive remedies of the Parties for any breach of the representations or warranties contained in this Agreement with respect to the transactions consummated on the Senate Transfer Date or Senate Buyer Project Funding Date.

(iv) Neither this Section 6.5 nor any other provision of this Agreement shall be deemed to waive or limit in any way any representations, warranties, covenants, or agreements of any Person under any Project Document, or any rights or remedies available to any Subject Company under any Project Document or of any other party thereto.

(f) Other Agreements. Nothing herein shall be deemed to limit the liability of either Party or its Affiliates under any other Transaction Document, except to the extent that such liability is expressly stated to be solely a guaranty or other assumption of liability under this Agreement.

6.6 Matters Involving Third Parties.

(a) Third Party Claims. If any third party shall notify an Indemnified Party with respect to any matter (a “Third Party Claim”) that may give rise to an Action for indemnification against an Indemnifying Party under this Article 6, and if such Indemnified Party intends to seek indemnity with respect thereto hereunder, then such Indemnified Party shall promptly notify the Indemnifying Party of such Third Party Claim in writing; provided, however, that subject to the time limitations specified in Section 6.1, a failure to give timely notice as provided in the foregoing will affect the rights or obligations of a Party hereunder only to the extent that, as a result of such failure, the Party entitled to receive such notice was actually prejudiced as a result of such failure.

(b) Right to Assume Defense. The Indemnifying Party shall have thirty (30) days after receipt of such notice (or such longer period as may be reasonably agreed by the Indemnified Party) to elect to undertake, conduct and control the defense or settlement of the Third Party Claim (with counsel of its choice and at its own expense), provided that the Indemnifying Party confirms in writing its obligation to indemnify and hold harmless the Indemnified Party for the full amount of any Losses resulting from the Third Party Claim; provided, however, that the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party, which consent shall not to be unreasonably withheld or delayed, unless the judgment or proposed settlement (i) involves only the payment of money damages solely by the Indemnifying Party, and (ii) does not impose an Order or other equitable relief upon the Indemnified Party or otherwise prejudice the Indemnified Party as to similar Actions in the future. The Indemnifying Party shall keep the Indemnified Party fully informed as to all material developments in connection with the Third Party Claim.

(c) Right to Defend. So long as the Indemnifying Party, at the Indemnifying Party’s cost and expense, (1) has undertaken the defense of, and assumed full responsibility for, all indemnified Liabilities with respect to such Third Party Claim; (2) is reasonably contesting such Third Party Claim in good faith, by appropriate Actions; and (3) has taken such action (including the posting of a bond, deposit, or other security) as may be necessary to prevent any Action to foreclose a lien against or attachment of the property of the Indemnified Person for payment of such Third Party Claim, the Indemnified Person shall not pay any claim arising from or settle any such Action. If the Indemnifying Party fails, within thirty (30) days after the receipt of the Indemnified Person’s notice of an Action for indemnity hereunder (or such longer period as may be reasonably agreed by the Indemnified Party), to notify the Indemnified Person that the Indemnifying Party elects to undertake the defense thereof and assume full responsibility for all indemnified Liabilities with respect thereto, or fails, at any time after having given such notice, to contest such Action in good faith or to prevent any Action to foreclose a lien against or attachment of the Indemnified Person’s property as contemplated above, the Indemnified Person shall have the right to contest, settle, or compromise such Action and the Indemnified Person shall not thereby waive any right to indemnity for such Action under this Agreement.

(d) No Settlement. Except as set forth in Section 6.6(c) above, in no event will the Indemnified Party consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

ARTICLE 7

CERTAIN COVENANTS

7.1 Continued Development of the Projects.

(a) From the date of this Agreement through each relevant Buyer Project Funding Date, Seller shall (i) continue the development, planning and permitting of the applicable Project in accordance with Seller’s regular business practices (except as otherwise required by

Section 7.3) for other similar projects and the terms and conditions of this Agreement and continue to fund all such activity (solely as an expense of Seller, other than Permitted Indebtedness in the case of Minonk and Senate); (ii) regularly communicate with Buyer in order to allow Buyer the opportunity to become informed with respect to such continued development, and (iii) take such actions as are reasonably necessary or appropriate to complete construction of the applicable Project and the consummation of the transactions contemplated by this Agreement and the other Transaction Documents. Except as contemplated hereby, Seller shall not, without the consent of Buyer, sell or otherwise convey, directly or indirectly, the membership interest in any Project Company, or permit any Project Company to sell or otherwise convey any of its assets that are required for the construction or operation of the Project it owns prior to the expiration or early termination of this Agreement with respect to such Project.

(b) Other than the execution of the Energy Hedge Confirmation (Sandy Ridge), the Energy Hedge Confirmation (Minonk) or the Energy Hedge Confirmation (Senate), the Nemish Transfer (if such transfer is made), the execution of the Construction Borrower HoldCo Pledge Agreement on the 3rd Restatement Date, and the amendments to the Asset Management and BOP Operations Services Agreements and the Build-Out Agreements entered into on the 3rd Restatement Date, Seller shall not, and shall cause the Subject Companies not to, materially amend, replace, terminate or enter into any Key Project Document without the prior written consent of (i) Buyer (such consent not to be unreasonably withheld or delayed unless such amendment or other action would adversely affect the assumptions included in the Equity Base Case Model (as adjusted in accordance with Article 2)), provided that, if Buyer does not respond within thirty (30) days (or fifteen (15) days in the case of Real Property Documents) following the date of written request for such consent by Seller such amendment, replacement or termination shall be deemed consented to by Buyer; and (ii) if required by the Investment Documents or Energy Hedge Documents, any party thereto from which such consent is required. In addition (and without limiting the foregoing with regard to Key Project Documents), Seller shall not materially amend, replace, terminate or enter into any other Project Document, or any License or Permit, without the prior written consent of Buyer (such consent not to be unreasonably withheld or delayed), except (i) Project Documents which relate solely to the construction of the Project and not the operation and maintenance of the Project, and (ii) amendments, replacements, and terminations of Project Documents, or additions to Project Documents, which do not adversely affect the assumptions included in the Equity Base Case Model (as adjusted in accordance with Article 2).

(c) Seller shall adhere to the Quality Control and Quality Assurance Program attached hereto as Schedule 5.1(ff) with respect to the construction of the Minonk Project and Senate Project.

(d) Seller shall provide (or cause its designated contractor to provide) to Buyer, with respect to each Project, the Project training described in the Training Program in Annex C (i) in the case of Sandy Ridge, within sixty (60) days after the Sponsor Closing Date and (ii) in the case of Minonk and Senate, at least ten (10) days before the Buyer Project Funding Date for such Project.

(e) Seller shall deliver to Buyer the following documentation (both in electronic format and two (2) hard copy printouts) with respect to the applicable Project:

(i) As soon as reasonably practical (and no later than the Buyer Project Funding Date for the applicable Project) the complete electrical schematics for the Project (including single line and three line drawings) which, without limitation, indicate the mounting and connection details for the tower electrical and communications equipment;

(ii) As soon as reasonably practical, following completion of all work, certified “As-built” drawings for all works which comprise the “balance of plant” for the Project, neatly marked and dimensioned in color, together with clear revision notes to show all variations between actual construction and work as indicated on the original drawings; and

(iii) As soon as reasonably practical (and no later than the Buyer Project Funding Date for the applicable Project), the operation and maintenance manual for the Project’s substation, which represents and details the operation and maintenance procedures to be carried out at the Project site with respect to the substation.

(f) Reasonably prior to the date on which all other conditions to Minonk’s Buyer Project Funding Date are reasonably expected to be satisfied (or capable at such Closing of being satisfied on such Closing), Seller shall cause to be fully satisfied, terminated and released any and all rights, obligations and Encumbrances arising under the Minonk Agreement, with any and all payment obligations arising in connection therewith paid solely from funds of Seller or its Affiliates and not of any Subject Company, and Seller shall deliver to Buyer evidence of the foregoing in form and substance reasonably satisfactory to Buyer.

(g) Seller shall, at Seller’s sole cost and expense, cause all insurance policies relating to the construction of each Project, as set forth in Schedule 3.17, to be in full force and effect until the Buyer Project Funding Date with respect to the Project to which each insurance policy relates. As of the Buyer Project Funding Date with respect to each Project, Buyer shall cause Holdings or the applicable Project Company (at the cost of Holdings or such Project Company) to obtain all insurance policies relating to the applicable Project, as set forth on Schedule 3.17, from Buyer’s preferred insurer and the Parties will cooperate fully, as and to the extent reasonably requested by the other Party, in connection with Buyer’s procurement of such insurance policies.

(h) Seller shall provide, or cause to be provided, all Balance of Plant Work with respect to the Projects, and shall do so in accordance with the requirements of applicable Law, Licenses and Permits, and Key Project Documents.

(i) Seller shall cause to be performed a Phase I environmental assessment with respect to each Project no more than 180 days prior to the Sponsor Closing Date or Buyer Project Funding Date, as applicable, which in each case shall be addressed to the applicable Project Company and Buyer.

(j) Upon the request of Buyer, Seller shall use reasonable commercial efforts to cause the Real Property Documents relating to the Minonk and Senate Projects to be amended to extend the aggregate term thereof to forty (40) years, consisting of a base term and one or more renewal terms at the option of the Project Company of such duration to be specified by Buyer.

Buyer shall reimburse Seller for the incremental cost reasonably attributable to any such amendments (including taxes), provided, however, that any such costs shall first be approved by Buyer and Seller shall have no obligation to obtain such amendments prior to such written approval.

(k) Seller shall pay, or reimburse the same to the extent paid by (i) Holdings, Energy Holdings I, or Sandy Ridge after the ECCA Funding Date for Sandy Ridge or (ii) Construction Borrower HoldCo or Minonk after the Minonk Transfer Closing, or (iii) Construction Borrower HoldCo or Senate after the Senate Transfer Closing, as the case may be, any payments under the Conservation Reserve Program relating to any Project or any Site.

(l) As soon as reasonably practicable following the Sponsor Closing Date, Seller shall cause all conditions set forth in the PGC License to be satisfied or waived, or replace the PGC License with another license providing similar access to the Sandy Ridge Project on substantially the same terms or terms that are more favorable to Sandy Ridge ProjectCo, but which is not subject to such conditions.

7.2 Efforts to Close.

(a) Each of the Parties shall (i) use its reasonable best efforts to take all actions and to do all things necessary, proper, or advisable, and proceed diligently and in good faith, as promptly as practicable, to obtain all consents (including the Seller Consents and the Buyer Consents), approvals or actions of, to make all filings with, and to give all notices to, Governmental Authorities, (ii) provide such other information and communications to such Governmental Authorities or other Persons as such Governmental Authorities or other Persons may reasonably request in connection therewith, and (iii) provide reasonable cooperation to each other in obtaining all consents, approvals or actions of, making all filings with and giving all notices to Governmental Authorities or other Persons, in each case, as required of each of them, respectively, to consummate and make effective the transactions contemplated by this Agreement and the other Transaction Documents as promptly as practicable. Prior to making any filings with a Governmental Authority pursuant to this Section 7.2 after the date hereof, each Party agrees to provide the other Party with a reasonable opportunity to review and provide prior comment upon any written notices, filings or other submissions which such Party plans to deliver or submit to any Governmental Authority. Each Party shall provide prompt notification to the other Party when any consent, approval, action, filing or notice referred to in clause (i) of this Section 7.2 is obtained, taken, made or given, as applicable, and shall promptly provide the other Party with copies of any communications sent or delivered to, or received from, any Governmental Authority or other Person(s) regarding any of the transactions contemplated by the Transaction Documents.

(b) From and after the date of this Agreement, Seller shall consult with and coordinate with Buyer to file or cause to be filed any application required to be filed by it or the relevant Subject Company with FERC pursuant to Section 203 of the FPA in connection with an order from the FERC pursuant to Section 203 of the FPA authorizing the sale and transfer contemplated hereby of the facilities owned by the Subject Company that are subject to FERC jurisdiction or any interest therein (each such order, a “Buyer FERC 203 Order”). Seller shall consult with and cooperate with Buyer as to the contents of such application, the applicants thereto and the appropriate time of filing such application and shall respond promptly to any requests for additional information made by FERC.

7.3 Satisfaction of Conditions.

(a) The Parties shall take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy the conditions to the obligations contained in this Agreement and shall not take or fail to take any action that would reasonably be expected to result in the nonfulfillment of any such condition.

(b) Without limiting the foregoing, each Party shall use reasonable best efforts to cause all representations and warranties of such Party to be true and correct as of each Closing, and shall not take or fail to take any action that would reasonably be expected to result in any such representations and warranties of such Party to fail to be true and correct as of each Closing in any material respect.

(c) Seller shall use reasonable best efforts to complete the construction of the Minonk Project and the Senate Project such that each of such Projects shall be Placed in Service on or prior to November 30, 2012 (the “Target Completion Date”). Without limiting the foregoing, Seller shall take such steps as necessary to expedite delivery of goods and performance of services and shall take such actions as are within Seller’s control to remedy any delays so as to maintain a construction schedule that is reasonably expected to enable each Project to be Placed in Service on or prior to the Target Completion Date. In the event that a Project is not Placed in Service on or prior to the Target Completion Date, Seller shall, until this Agreement is terminated in accordance with its terms with respect to the applicable Project Company, continue to expend such efforts until such time as such Project is Placed in Service.

(d) In the event that any of the conditions to Buyer’s obligations hereunder with respect to any Closing are not satisfied as a result of any act or omission by Seller or its Affiliates (including the applicable Subject Companies) but such Closing nevertheless occurs, Seller shall, at Seller’s sole cost and expense, shall take such actions after such Closing as necessary to cause such conditions to be satisfied reasonably promptly following such Closing (unless Buyer agrees to waive such covenant with respect to any unsatisfied condition).

(e) Prior to the Sponsor Closing, Seller caused Holdings to (i) transfer the Pocahontas Interests to Seller and (ii) transfer the Sandy Ridge Interests to Energy Holdings I.

(f) Prior to the applicable Buyer Funding Date with respect to Minonk or Senate, neither Seller nor Buyer shall, or shall cause the Subject Companies to, amend, replace, or terminate any of the Investment Documents or Energy Hedge Documents relating thereto without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed). Neither Seller nor Buyer shall, or shall cause the Subject Companies to, amend or replace any of the Construction Loan Documents without the prior written consent of the other (such consent not to be unreasonably withheld, conditioned or delayed).

(g) Except as provided in Section 7.4 hereof with respect to Transfer Taxes, Seller shall be solely responsible for, and shall pay, any and all costs and expenses incurred by Sponsor, Holdings, Construction Borrower HoldCo, Energy Holdings I, or any Project Company

in connection with negotiation and consummation of the transactions contemplated by this Agreement, the Investment Documents, the Construction Loan Documents, and the Energy Hedge Documents, or to satisfy any conditions thereto. The foregoing shall include, without limitation, any and all Transaction Expenses as defined in the ECCA (other than fees and expenses of Buyer’s legal counsel and any other Transaction Expenses of Buyer or its Affiliates (provided that Sponsor, Holdings, Construction Borrower HoldCo, Energy Holdings I, and the Project Companies shall not be deemed to be Affiliates of Buyer for such purpose)).

(h) [Redacted].

7.4 Transfer Taxes. Buyer and Seller will each be responsible for 50% of all sales, use, transfer, real property transfer, recording, stock transfer and other similar Taxes and fees, if any, arising out of or in connection with the sale of the Interests and the consummation of the transactions contemplated by this Agreement; provided, however, that Seller shall be solely responsible for any and all Taxes and fees, if any, arising out of or in connection with the Construction Loan, the Construction Loan Documents, and the transactions contemplated thereby. Buyer and Seller will indemnify, defend and hold harmless the other Party, its Affiliates, and the Subject Companies with respect to such Taxes for which it is responsible. Buyer and Seller shall cooperate in the filing of all necessary documentation and Tax Returns with respect to such Taxes.

7.5 Notice of Developments.

(a) Prior to each Closing, each Party will advise the other in writing with respect to any matter arising after the date of this Agreement relevant to such Closing or the applicable Project with respect to such Closing of which that Party obtains Knowledge and that, if existing or occurring on or prior to the date of this Agreement, would have been required to be set forth in this Agreement or any Schedule. Seller shall provide Buyer with notice of any event or circumstance related to the transactions contemplated by this Agreement having a Material Adverse Effect on a Subject Company promptly upon having Knowledge of such event or circumstance.

(b) Seller will from time to time prior to each Closing, promptly supplement or amend the Seller Disclosure Schedule with respect to any matter relevant to such Closing or the applicable Project with respect to such Closing arising after the date of this Agreement, which if existing as of the date of this Agreement, would have been required to be set forth or described in the Seller Disclosure Schedule in order to make any representation or warranty set forth in this Agreement true and correct as of such date; provided, however, that no such supplement or amendment shall be permitted to reflect matters constituting or arising out of a breach by Seller of any covenant under this Agreement, the ECCA or any other Transaction Document. In the event that Seller provides written notice to Buyer prior to the applicable Closing that such matters, individually or in the aggregate, constitute a Material Adverse Effect but Buyer elects to effectuate such Closing, any breach of any representation or warranty made by Seller which would exist absent such Schedule Update will be deemed cured with respect to such Closing and all rights of Buyer to indemnification hereunder with respect to such breach shall be deemed waived with respect to such Closing. Any such supplements or amendments of the Seller Disclosure Schedule shall otherwise be disregarded in determining, and shall not be deemed to be waived with respect to, the fulfillment and satisfaction of any conditions specified herein to any obligations of Buyer, and shall not be deemed to cure any breach of a representation or otherwise affect any other rights of Buyer hereunder; provided, however, that notwithstanding the foregoing, the Seller Disclosure Schedules shall be deemed updated for all purposes, and no breach or non-satisfaction of conditions shall be deemed to exist, for amendments or changes to Project Documents or other matters consented to by Buyer or expressly permitted under Section 7.1(b) or other provisions of this Agreement.

7.6 Access. From the date hereof until the final Buyer Project Funding Date hereunder, Seller will, during ordinary business hours and upon reasonable notice, (i) give Buyer reasonable access to the properties, assets, books and records of the Subject Companies and of Seller and its Affiliates with respect thereto or with respect to the Projects, including without limitation all Contracts, Licenses and Permits; (ii) permit Buyer to make such reasonable inspections thereof as Buyer may reasonably request; (iii) furnish Buyer with such financial and operating data and other information with respect to the Projects and the Subject Companies as Buyer may from time to time reasonably request; and (iv) furnish Buyer with a copy of each material report, schedule, or other document principally relating to the Projects filed or submitted by Seller, any of its Affiliates, or any Subject Company with, or received by any of the foregoing from, any Governmental Authority. Any such investigation will be conducted in such a manner as not to interfere unreasonably with the operations of the Projects, Subject Companies, Seller or any of its Affiliates.

7.7 Further Assurances. At any time or from time to time after any Closing, each Party will, upon the reasonable request of the other Party, execute and deliver any further instruments or documents, and exercise commercially reasonable efforts to take such further actions as may reasonably be required, to fulfill and implement the transactions contemplated by this Agreement and the Transaction Documents. After any Closing, and upon prior reasonable request, each Party shall exercise commercially reasonable efforts to cooperate with the other, at the requesting Party’s expense (unless the requesting Party is entitled to indemnification for the requested action under Article 6 of this Agreement), in furnishing non-privileged records, information, testimony and other assistance in connection with any inquiries, actions, audits, proceedings or disputes involving any of the Parties (other than in connection with disputes between the Parties hereto) and based upon contracts, arrangements or acts of either Seller or Buyer, which were in effect or occurred on, prior to, or after such Closing and which relate to the relevant Project, including arranging discussions with (and calling as a witness) Representatives of Buyer or Seller. No Party, however, will be required to take any action that, in the opinion of its counsel, could constitute a violation of any Law.

7.8 Securities Law Covenant. Buyer will not transfer or otherwise dispose of any of the Interests, or any interest in the Interests, in such manner as to cause Seller or its Affiliates to be in violation of the registration requirements of the Securities Act, or applicable federal or state securities or blue sky Laws.

7.9 Announcements. The Parties shall use commercially reasonable efforts to first consult with and consider any feedback from the other Party prior to issuing any press release relating to the transactions contemplated by this Agreement and the other Transaction Documents.

7.10 Confidentiality. Buyer acknowledges that the information being provided to it in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of a confidentiality agreement between Seller, Gamesa Wind US, LLC and Buyer, dated as of October 27, 2011 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Final Closing Date, the Confidentiality Agreement shall terminate with respect to information relating solely to the Projects; provided, however, that Buyer acknowledges that any and all other information provided to it by Seller or any Affiliate or Representative of Seller shall remain subject to the terms and conditions of the Confidentiality Agreement after the Final Closing Date.

7.11 Additional Project Covenants. Notwithstanding any provision of this Agreement to the contrary:

(a) Sandy Ridge Television and Radio Interference Issues. As between the Parties and any of the Subject Companies, Seller shall be solely responsible for resolving television and radio interference issues related to the Sandy Ridge Project to the extent required by applicable Law or as necessary to protect the Sandy Ridge Project from adverse economic effects or incremental costs resulting from such interference. Seller’s obligations in this regard shall include, but shall not be limited to, communications with applicable Third Parties and analyzing and implementing any actions to so resolve such issues (including, as necessary, through the use of qualified third party contractors). Seller agrees (i) to promptly provide Buyer with copies of all notices, reports or other material correspondence or documentation related to Seller’s obligations under this Section 7.11(a) and (ii) at Buyer’s request, to meet with Buyer to discuss interference issues related to the Sandy Ridge Project, including Seller’s plans for and progress toward resolving such issues as required by this Section 7.11(a).

(b) Foreign Ownership of Land Filings. Seller shall pay any all amounts that become due arising out of the timeliness, accuracy or completeness of any filing, notice, report or other disclosure required to be made or filed pursuant to the Agricultural Foreign Investment Disclosure Act, 7 U.S.C. §§ 3501 et seq., or any Law of the State where the Project is located relating to ownership of agricultural land by foreign Persons, (i) with respect to the Sandy Ridge Project, prior to the Sponsor Closing and (ii) with respect to the Minonk Project and the Senate Project, prior to the Acquisition Date applicable to such Project. Seller agrees to promptly notify Buyer of any amounts payable by Seller under this Section 7.11(b).

7.12 Certain Covenants Regarding Sandy Ridge. Seller shall use commercially reasonable efforts to obtain the following (solely at its own cost and expense) as soon as reasonably practicable following the 2nd Restatement Date:

(a) Those certain access arrangements and conditions, each as set forth in Schedule 8.8(e)(ii) to the ECCA; and

(b) To the extent access across the so-called Flanagan Parcel is required for the operation of the Sandy Ridge Project, that certain estoppel certificate with respect to the Option Agreement and Easement Agreement, between Edward Joseph Flanagan, Jr., Stephen John Flanagan, Patricia Ann McCloskey, Michael Patrick Flanagan and Cathy Marie Cribari and Sandy Ridge Wind, LLC, dated January 28, 2010.

7.13 Certain Covenants Regarding Pocahontas. All rights and obligations of the Parties and their Affiliates with respect to Pocahontas, the Pocahontas Interests, and the Pocahontas Project (including any contemplated direct or indirect sale, transfer, or assignment of all or any portion of Pocahontas, the Pocahontas Interests, or the Pocahontas Project by Seller to Buyer) under any prior statement of this Agreement or any other agreement between or among Buyer or any of its Affiliates on the one hand and Seller or any of its Affiliates on the other hand are hereby terminated and shall be of no further force or effect; provided, however, that this Section 7.13 shall not apply to the obligations of the Seller to indemnify the Buyer Indemnified Parties under Section 6.2(v) with respect to Pocahontas, the Pocahontas Interests, or the Pocahontas Project.

ARTICLE 8

TAX MATTERS

8.1 Tax Periods Ending on or Before the Applicable Closing Date. Seller will prepare or cause to be prepared and file or cause to be filed all Tax Returns for each of the Subject Companies for all periods ending on or prior to the Closing Date in respect thereof that are filed after such Closing Date and will pay or cause to be paid all Taxes shown due on such Tax Returns. Seller will permit Buyer to review and comment on each such Tax Return described in the preceding sentence prior to filing and will make such revisions to such Tax Returns as are reasonably requested by Buyer. Seller shall have the right to represent the Subject Companies with respect to any Tax claims or audits for Tax periods ending on or before the Final Closing Date. As used in this Article 8: (i) the Closing Date with respect to Holdings, Energy Holdings I, and Sandy Ridge shall be the date on which the Tax Equity Investors purchase the Class A Interests in Holdings and Buyer purchases the Sponsor Interests; (ii) the Closing Date with respect to Sponsor shall be the Closing Date on which Buyer purchases the Sponsor Interests; and (iii) the Closing Date with respect to Construction Borrower HoldCo, Minonk, and Senate shall be the Closing Date on which Holdings purchases, directly or indirectly, all of the Interests in Construction Borrower HoldCo, Minonk, and Senate, respectively.

8.2 Tax Periods Beginning Before and Ending After the Closing Date. The Parties shall cause Holdings and Sponsor, respectively, to prepare or cause to be prepared and file or cause to be filed any Tax Returns for each of the applicable Subject Companies for Tax periods that begin before the Closing Date and end after the Closing Date and will pay all Taxes shown due on such Tax Returns. The Parties shall cause Holdings and Sponsor to permit each Party to review and comment on each such Tax Return described in the preceding sentence prior to filing and to make such revisions to such Tax Returns as are reasonably requested by either Party. Seller will pay to Holdings or Sponsor, as applicable, within fifteen (15) days after the date on which the applicable entity pays the Taxes shown due on the Tax Returns an amount equal to the portion of such payment that is attributable to Taxes for the portion of such Taxable period ending on the Closing Date (the “Pre-Closing Tax Period”). For purposes of this Article 8, all Taxes and Tax liabilities with respect to the income, property or operations of each of the Subject Companies that relate to any Taxable period that includes (but does not end on) the Closing Date shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period as follows: (i) in the case of Taxes other than income, sales and use and withholding Taxes, on a per diem basis, and (ii) in the case of income, sales and use and withholding Taxes, as determined from the books and records of the applicable Subject Company as though the Taxable year of such Subject Company terminated at the close of business on the Closing Date.

Buyer and Seller agree to, and shall cause Holdings and Sponsor to, to the extent permitted by applicable law, elect with the relevant Taxing authority to treat for all purposes the Closing Date as the last day of a Taxable period of the Subject Companies. Any credits relating to a Taxable period that begins before and ends after the applicable Closing Date will be taken into account as though the relevant Tax period ended on such Closing. All determinations necessary to give effect to the foregoing allocations will be made in a manner consistent with prior practice of the Subject Companies. Notwithstanding any other provision of this Agreement, any Property Tax of any Subject Company for any taxable period that includes the applicable Closing Date shall not be prorated between Buyer and Seller, and Seller shall have no Liability for any such Property Taxes of any Subject Company due after the applicable Closing Date, provided that such Property Taxes for periods prior to the applicable Closing Date have been included in the Project Completion Account. Seller, at Seller’s option, shall have the right to represent the Subject Companies with respect to any Tax claims or audits with respect to all Taxes that Seller is required to (i) pay pursuant to this Section 8.2 or (ii) indemnify Buyer for pursuant to Article 6; provided, however, that with respect to any such Tax Claims or audits, (a) Seller shall keep Buyer reasonably and timely informed with respect to the commencement, status and nature of any Tax claim or audit, and (b) Seller shall not settle any such Tax claims or audits without the consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed.

8.3 Refunds and Tax Benefits; Amended Tax Returns.

(a) Any Tax refunds that are received by Buyer or any Subject Company and any amounts credited against Tax to which Buyer or any Subject Company become entitled, that relate to a Pre-Closing Tax Period will be for the account of Seller and Buyer will pay over to Seller any such refund or the amount of any such credit within fifteen (15) days after receipt or entitlement thereto; provided however, that Buyer shall be entitled to any refund of Property Taxes of any Subject Company due after the applicable Closing Date and paid by Buyer. Without limiting the generality of the foregoing, this Section 8.3 will apply to any sales Tax rebates and refunds, Property Tax exemption and credits or reductions in Property Taxes attributable to a retroactive reduction in assessment rate or assessment base. No amended Tax Return or Action for Tax refund may be filed for any Tax Returns of each of the Subject Companies for a Tax period ending on or before the Closing Date or for a Tax period including a Pre-Closing Tax Period without the advance written consent of Seller.

(b) If Seller pays an amount to Buyer pursuant to a claim for indemnification under Article 6 and Buyer or any of its Affiliates receives or realizes in connection therewith any refund or any reduction of, or credit against, its Tax liabilities (a “Tax Benefit”), Buyer shall pay to Seller an amount equal to such Tax Benefit; provided, however, that (i) Buyer shall not be obligated to file amended Tax Returns for such purpose; (ii) any Taxes that are imposed on Buyer or any of its Affiliates as a result of a disallowance or reduction of any Tax Benefit with respect to which Buyer has made a payment to Seller pursuant to this Section 8.3(b) shall be treated as a Tax for which Seller is obligated to indemnify Buyer pursuant to Article 6 hereof without any exclusions or defenses; and (iii) nothing in this Section 8.3(b) shall require Buyer to disclose any confidential information to Seller (including, without limitation, its Tax Returns).

8.4 Tax Treatment. Buyer and Seller agree that any indemnity payment under this Agreement shall be treated as an adjustment to the purchase price for Tax purposes, unless otherwise required by a change in Applicable Law occurring after the date of this Agreement or pursuant to a closing agreement with an applicable taxing authority or a final non-appealable judgment of a court of competent jurisdiction.

8.5 Cooperation on Tax Matters.

(a) The Parties will cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Article 8 and any audit, litigation or other Action with respect to Taxes. Such cooperation will include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other Action and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Parties agree (to the extent such books and records are within their possession) (i) to retain all books and records with respect to Tax matters pertinent to any Subject Company or Project relating to any Taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or Seller, any extensions thereof) of the respective Taxable periods, and to abide by all record retention agreements entered into with any Taxing authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Seller will allow the other party to take possession of such books and records.

(b) The Parties further agree, upon request, to use reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including without limitation with respect to the transactions contemplated by this Agreement).

8.6 Federal Income Tax Characterization of the Transactions. The Parties agree that Holdings is a partnership for Federal income tax purposes as of the time of the purchase of the Class A Interest in Holdings by the Tax Equity Investors, that the purchase of the Class A Interest in combination with the purchase by Buyer of the Sponsor Interests will cause a termination of Holdings for Federal income tax purposes in accordance with Code Section 708(b)(1)(B) and Treasury Regulation § 1.168(k)-1(b)(5)(iii). The Parties agree that Sponsor is a disregarded entity for Federal income tax purposes as of the time of the purchase of the Sponsor Interests by Buyer and that the purchase of such units will be treated as a purchase of interests in Holdings.

8.7 Pocahontas Distribution. Seller agrees not to, and agrees to cause its Affiliates not to, distribute Pocahontas out of Holdings in a manner such that Pocahontas would be a partnership for U.S. federal income tax purposes immediately following the distribution.

ARTICLE 9

TERMINATION

9.1 Termination. This Agreement may be terminated (i) in its entirety prior to the Sponsor Closing, or (ii) with respect to any Subject Company transaction prior to the Final Closing Date (it being understood that, following the Sponsor Closing, except for a breach by Seller of its obligations with respect to the Energy Hedge Documents under Section 7.3(f), termination of this Agreement’s applicability to one Subject Company shall not affect the other Subject Company transactions contemplated hereby, except as expressly provided herein):

(a) by mutual written consent of the Parties hereto;

(b) by either Seller or Buyer in the event of the issuance of a final, non-appealable Order or Law restraining, enjoining, or otherwise prohibiting or making illegal the consummation of a Subject Company transaction contemplated by this Agreement;

(c) by either Buyer or Seller upon written notice to the other in the event of a material breach of any representation, warranty or covenant (with respect to a Subject Company) contained in this Agreement on the part of the other Party, which breach (x) would result in the failure of any condition to the terminating Party’s obligations set forth in Article 5 to be satisfied with respect to any Closing, and (y) (other than with respect to a breach by Seller of its obligations with respect to the Energy Hedge Documents under Section 7.3(f)) has not been cured within forty-five (45) days after the giving of written notice to the breaching Party of such breach; provided, however, that the right to terminate this Agreement with respect to such Subject Company under this Section 9.1(c) shall not be available to any Party if such Party is then in material breach of any of its representations, warranties or covenants hereunder; provided, further, that in no circumstance shall any failure or delay of FERC to issue the Buyer FERC 203 Order be deemed or construed to be a breach by Seller or Buyer of any such representation, warranty or covenant;

(d) in accordance with, and at such time specified in, the provisions of Annex B if the ECCA is terminated or the commitment thereunder expires, in each case with respect to the applicable Subject Company; provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to any Party that is then in material breach of any of its covenants under Annex B;

(e) in accordance with, and at such time specified in, the provisions of Annex B if the Buyer Project Funding with respect to the applicable Subject Company has not occurred on or before December 31, 2012; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to any Party that is then in material breach of any of its covenants under Annex B; and

(f) by either Seller or Buyer in its entirety if the Sponsor Closing has not occurred on or before the earlier of (i) the date upon which the Energy Hedge for Sandy Ridge terminates or otherwise ceases to be in full force and effect, and (ii) September 30, 2012; provided, however, that the right to terminate this Agreement under this Section 9.1(f) shall not be available to any Party that is then in material breach of any of its representations, warranties or covenants under this Agreement, or whose failure to take any action required to fulfill any of such Party’s obligations under this Agreement has caused or resulted in the failure of any Closing to occur prior to such date.

9.2 Effect of Termination. In the event of termination of any obligation to purchase or sell a Subject Company pursuant to this Agreement pursuant to Section 9.1, written notice thereof shall promptly be given by the terminating Party to the other Party, such obligation shall become null and void upon the effectiveness of such notice and there shall be no liability or obligation with respect to such Subject Company on the part of Seller or Buyer, or any of their respective Representatives or Affiliates, as the case may be, except for this Section 9.2, Section 9.3, and Article 10, which shall continue to apply following any such termination; provided, however, that no termination of this Agreement or any portion of the obligations hereunder shall relieve any Party of liability for breach of this Agreement occurring prior to such termination, except as provided in Section 9.3. The other Party shall take commercially reasonable steps to mitigate all Losses arising therefrom.

9.3 Limitations on Liability. In no event shall either Party be liable hereunder for any special, punitive, exemplary, incidental or consequential damages or lost profits, whether based on contract, tort, strict liability, other Law or otherwise and whether or not arising from the other Party’s sole, joint or concurrent negligence, strict liability or other fault for any matter relating to this Agreement and the transactions contemplated hereby or by the other Transaction Documents.

ARTICLE 10

MISCELLANEOUS

10.1 No Effect on Contracts. The Parties acknowledge that Seller and/or certain of its Affiliates are obligated parties under certain of the Contracts to which the Subject Companies are party. Notwithstanding anything contained herein to the contrary, no provision of this Agreement or the other Transaction Documents shall be construed as in any way modifying, decreasing, increasing, terminating, supplementing or in any other way modifying the representations, warranties or covenants of Seller and/or such Affiliates under any such Contracts.

10.2 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

10.3 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other Party. Notwithstanding the foregoing, Buyer may assign its rights hereunder to any of its Affiliates, provided that such assignment does not result in a breach of any representation or warranty by Buyer hereunder and the Buyer Parent Guaranty remains in full force and effect.

10.4 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The delivery of an executed counterpart of this Agreement by facsimile transmission or other electronic means shall be deemed to be effective as manual delivery thereof.

10.5 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

10.6 Notices. All notices, requests, demands, Actions, and other communications hereunder will be in writing. Any notice, request, demand, or other communication hereunder shall be deemed duly given two (2) Business Days after it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

If to Seller:	Gamesa Energy USA, LLC
Ten Penn Center
1801 Market Street, Suite 2700
Philadelphia, PA 19103
Attn: Chief Development Officer
Phone: 215-665-9810
Facsimile: 215-569-2801

with a copy, which shall not constitute notice, to:

Gamesa Technology Corporation
2050 Cabot Boulevard West
Langhorne, PA 19047
Attn: General Counsel
Phone: 215-710-3100
Facsimile: 215-689-3784

If to Buyer:	Algonquin Power Fund (America) Inc.
c/o Algonquin Power & Utilities Corp.
2845 Bristol Circle
Oakville, Ontario, Canada L6H 7H7
Attn: Chief Executive Officer
Fax: (905) 465-4514

with a copy, which shall not constitute notice, to:

Algonquin Power Fund (America) Inc.
c/o Algonquin Power & Utilities Corp.
2845 Bristol Circle
Oakville, Ontario, Canada L6H 7H7
Attn: General Counsel
Fax: (905) 465-4514

and to:

Husch Blackwell LLP
4801 Main Street, Suite 1000
Kansas City, Missouri 64112
Attn: James G. Goettsch, Esq.
Fax: (816) 983-8080

Any Party may send any notice, request, demand, Action, or other communication hereunder to the intended recipient at the addresses set forth above using any other means (including personal delivery, expedited courier, messenger service, facsimile, or ordinary mail), but no such notice, request, demand, Action, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, Actions, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

10.7 Governing Law; Forum; Submission to Jurisdiction. This Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of New York without regard to the conflicts of laws provisions thereof. Each Party hereby submits to the nonexclusive jurisdiction of the United States District Court and the courts of the State of New York, in either case sitting in the Borough of Manhattan for the purposes of all Actions arising out of or relating to this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby. Each Party irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

10.8 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

10.9 Expenses; Attorney’s Fees. As between Buyer, on the one hand, and Seller, on the other hand, each Party shall (except as otherwise expressly provided in this Agreement) be responsible for its own costs and expenses, including any legal fees, incurred in connection with this Agreement and the transactions contemplated hereby. If any Action arising out of or related to this Agreement is brought by either Party, the prevailing Party shall be entitled to recover the costs and fees (including, without limitation, reasonable attorneys’ fees, the fees and costs of experts and consultants, copying, courier and telecommunication costs, and deposition costs and all other costs for discovery) incurred by such Party in such suit or Action, including, without limitation, any post-trial or appellate Action.

10.10 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Buyer and Seller. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

10.11 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

10.12 Enforcement of the Agreement. In the event of any default under this Agreement, or breach of any of the terms, conditions and provisions of this Agreement, the Party who is thereby aggrieved will have the right of specific performance and injunctive relief giving effect to its rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies will be cumulative. The Parties agree that any such default or breach would cause irreparable injury, that the remedies at law for any such default or breach including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived.

10.13 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

10.14 Incorporation of Exhibits and Schedules. The Exhibits, Schedules, and Annexes identified in this Agreement are incorporated herein by reference and made an integral part hereof.

10.15 Entire Agreement. This Agreement and the other Transaction Documents supersede all prior discussions and agreements between the Parties with respect to the subject matter hereof and thereof, and any prior confidentiality agreements executed by the Parties in respect of the transactions contemplated by this Agreement, and contain the sole and entire agreement between the Parties hereto with respect to the subject matter hereof and thereof, and there are no agreements, understandings, representations or warranties between the Parties other than those set forth herein or therein.

10.16 Time is of the Essence. Time is of the essence of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized representatives as of the day and year first above written.

ALGONQUIN POWER FUND (AMERICA) INC., a Delaware corporation

By:	/s/ Christopher K. Jarratt
Name: Christopher K. Jarratt
Title: Authorized Signing Officer

By:	/s/ Ian E. Robertson
Name: Ian E. Robertson
Title: Authorized Signing Officer

[Signature Page to Third Amended and Restated MIPSA]

SELLER:

GAMESA ENERGY USA, LLC,
a Delaware limited liability company

By:	/s/ Jiddu Tapia
Name: Jiddu Tapia
Title: Chief Development Officer

[Third Amended and Restated MIPSA]

Annex A

Project Completion Amount

(1)	Sponsor Closing Date. With respect to the Sponsor Closing, the Project Completion Amount shall be an amount equal to the aggregate sum of the following:

(a)	all outstanding costs and expenses attributable to the Sandy Ridge Project due and owing by the Project Companies to any Person or Persons;

(b)	the full amount (without regard to rights of set-off or otherwise) of all hold-back arrangements under any contract or agreement with respect to the Sandy Ridge Project, including the applicable Turbine Supply Agreement and Balance of Plant Agreements;

(c)	other than the cost of any goods or services that are to be provided under any agreement in exchange for the holdback amount specified therein that has been reserved pursuant to the foregoing paragraph 1(b) an amount equal to one-hundred and fifty percent (150%) of the reasonably estimated cost to achieve Final Completion of the Sandy Ridge Project, which amount shall include, without limitation, (1) the cost to satisfy all punch list items; and (2) the cost of repair of any roads or other infrastructure for which the applicable Project Company, Holdings or Sponsor (in connection with the applicable Projects) may be liable pursuant to Law, any License or Permit, or any contract;

(d)	without duplication of any of the foregoing, an amount equal to all liabilities, costs and expenses of Sandy Ridge, Holdings, and Sponsor accrued or incurred but not paid as of the Sponsor Closing Date, including but not limited to (A) all Taxes accrued but unpaid as of the Sponsor Closing Date; (B) all expenses and costs that are properly capitalized under GAAP as part of the cost of the applicable Project Company’s assets; and (C) all liabilities incurred under any Lease, Easement or otherwise that are attributable to the period prior to the Sponsor Closing Date but that by their terms are payable after the Sponsor Closing Date; less an amount equal to all revenue earned but not received by Sandy Ridge, Holdings, or Sponsor prior to the Sponsor Closing Date, including all such revenue from the sale of energy and capacity by the Project.

(2)	Buyer Project Funding Dates for Minonk and Senate. With respect to the Buyer Project Funding Date for Minonk and the Buyer Project Funding Date for Senate, the Project Completion Amount shall be an amount equal to the aggregate sum of the following:

(a)	all outstanding costs and expenses attributable to the applicable Project due and owing by the applicable Project Company to any Person or Persons, including all amounts due under the Construction Note;

(b)	the full amount (without regard to rights of set-off or otherwise) of all hold-back arrangements under any contract or agreement with respect to the applicable Project, including the applicable Turbine Supply Agreement and Balance of Plant Agreements;

(c)	other than the cost of any goods or services that are to be provided under any agreement in exchange for the holdback amount specified therein that has been reserved pursuant to the foregoing paragraph 2(b), an amount equal to one-hundred and fifty percent (150%) of the reasonably estimated cost to achieve Final Completion of the applicable Project, which amount shall include, without limitation, (1) the cost to satisfy all punch list items; and (2) the cost of repair of any roads or other infrastructure for which the applicable Project Company, Holdings or Sponsor (in connection with the applicable Project) may be liable pursuant to Law, any License or Permit, or any contract;

(d)	without duplication of any of the foregoing, an amount equal to all liabilities, costs and expenses of such Project Company accrued or incurred but not paid prior to the applicable Buyer Project Funding Date, including but not limited to (A) all Taxes accrued but unpaid as of the applicable Buyer Project Funding Date; (B) all expenses and costs that are properly capitalized under GAAP as part of the cost of the applicable Project Company’s assets; and (C) all liabilities incurred under any Lease, Easement or otherwise that are attributable to the period prior to such Buyer Project Funding Date but that by their terms are payable after such Buyer Project Funding Date, less an amount equal to all revenue earned but not received by Minonk or Senate, as applicable, prior to the applicable Buyer Project Funding Date, including all such revenue from the sale of energy and Capacity by the applicable Project.

(3)	Determination of Project Completion Amounts. For each Buyer Project Funding (including the Sponsor Closing), the applicable Project Completion Amount shall be determined by Seller and be reasonably acceptable to Buyer.

(4)	Post-Funding True-Up of Project Net Working Capital Amount.

(a)	Within sixty (60) days after the applicable Buyer Project Funding Date (including the Sponsor Closing), Seller will prepare and deliver to Buyer a revised calculation of the amounts determined under paragraph 1 or 2 above, as applicable (the “Project Net Working Capital Amount”), calculated in good faith, together with reasonable supporting documentation (the “Post-Funding Working Capital Adjustment Statement”).

(b)	The amounts determined by Seller as set forth in the Post-Funding Working Capital Adjustment Statement will be final, binding, and conclusive for all purposes unless, and only to the extent, that within sixty (60) days after Seller has delivered the Post-Funding Working Capital Adjustment Statement, Buyer notifies Seller of any dispute with respect to matters set out in the Post-Funding Working Capital Adjustment Statement. Any such notice of dispute delivered by Buyer (an “Adjustment Dispute Notice”) will identify with specificity each item in the Post-Funding Working Capital Adjustment Statement with respect to which Buyer disagrees, the basis of such disagreement, and Buyer’s position with respect to such disputed item.

(c)	If Buyer delivers an Adjustment Dispute Notice in compliance with the foregoing and Seller and Buyer are unable to reach a resolution with respect to all disputed items within thirty (30) days following delivery of the Adjustment Dispute Notice, Buyer and Seller will submit any items remaining in dispute for determination and resolution to an independent accounting firm to be agreed by Buyer and Seller (the “Independent Accounting Firm”), which will be instructed to resolve the dispute within thirty (30) days after such submission. The report of the Independent Accounting Firm will be final, binding, and conclusive on the parties for all purposes, but shall not be deemed to waive any rights with respect to any breach of any representations or warranties hereunder. The fees and disbursements of the Independent Accounting Firm will be allocated between Buyer and Seller so that Buyer’s share of such fees and disbursements will be in the same proportion that the aggregate amount of any such remaining disputed items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by Buyer (as finally determined by the Independent Accounting Firm) bears to the total amount of such disputed amounts initially submitted to the Independent Accounting Firm.

(d)	Within five (5) days following the final determination of the Project Net Working Capital Amount pursuant to paragraph 4(b) or paragraph 4(c) above (as so determined, the “Final Project Net Working Capital Amount”): (i) if the amount as so determined is greater than the amount determined at the applicable Buyer Project Funding, Buyer will cause the applicable Project Company to pay the difference to Seller; or (ii) if the amount as so determined is less than the amount paid at the applicable Buyer Project Funding, Seller will pay the difference to the applicable Project Company. Any amount paid under this paragraph 4(d) will be paid with interest for the period commencing on the applicable Buyer Project Funding Date through the date of payment, calculated at the Prime Rate in effect on such Funding Date. Neither the determination of the Final Project Net Working Capital Amount nor any payment thereof shall be deemed to waive or limit in any respect any representation or warranty or rights in respect thereof under this Agreement.

Annex B

Transaction Structure Alternatives

1.	In the event that a Buyer Project Funding for any Project (an “Incomplete Project”) has not occurred on or prior to December 31, 2012, because any condition thereto has not been satisfied:

A.	Buyer and Seller shall promptly meet to discuss in good faith how to complete the Incomplete Project or satisfy the unsatisfied conditions to the applicable Buyer Project Funding and otherwise consummate the transaction contemplated by the MIPSA, subject to the terms of this Annex B, including good faith negotiations to agree upon adjustments (if any) in the amount to be contributed by Buyer and any other members of Sponsor (as members) on the applicable Buyer Project Funding with respect to such Project. The provisions of this Section 1 apply regardless of whether an ECCA Funding occurs with respect to the Project.

B.	The amount that otherwise would have been contributed by Buyer and any other members of Sponsor (as members) on the applicable Buyer Project Funding with respect to such Project shall be equitably adjusted to reflect changes in facts and circumstances from the assumptions set forth in the Equity Base Case Model and derivations from the conditions to such Buyer Project Funding, that result from a failure of the Buyer Project Funding to occur by December 31, 2012, in each case as necessary to preserve Buyer’s unlevered after-tax internal rate of return as set forth in the Equity Base Case Model (as of the Restatement Date). Such changes may include, without limitation:

(i)	change in cash flows from those that would have been distributed to Sponsor as the Class B Member in Holdings under the Equity Base Case Model;

(ii)	change in PTCs or other Tax Benefits (including bonus) from those that otherwise would have been allocated to Sponsor as a Class B Member in Holdings under the Equity Base Case Model;

(iii)	reasonably estimated costs to satisfy any conditions to the Buyer Project Funding that remain unsatisfied;

(iv)	any negative tracking account balance under the Energy Hedge for the applicable Project;

(v)	the number of turbines and installed capacity of the Project.

The Seller Payable with respect to such Buyer Project Funding shall, to the extent necessary to pay any amounts which would otherwise be required to be paid under Section 2.8 (Use of Proceeds Section of the

ECCA), be increased or decreased as necessary to offset or take into account any resulting decrease in the foregoing.

2.	In the event that, at any time (whether before or after December 31, 2012) prior to the termination of the Agreement with respect to a Project, the ECCA is terminated with respect to such Project or the ECCA Funding commitment with respect to such Project ceases to be in full force and effect:

A.	If the Interests in such Project Company are then held by Holdings, such Project Company Interests shall be distributed by Holdings to Sponsor pursuant to the ECCA and the Holdings LLC Agreement. Seller shall be solely responsible for ensuring payment of any and all amounts due to the Class A Members in connection with any termination of the ECCA with respect to any Project or any such distribution.

B.	Buyer and Seller shall promptly meet to discuss in good faith a restructuring pursuant to which:

(i)	Sponsor or an entity controlled by Sponsor (other than Holdings or any of its subsidiaries) would acquire or continue to own (as applicable) the Incomplete Project.

(ii)	Unless otherwise agreed by Buyer and Seller, Seller or its designee would, in addition to its contribution and payment obligations under the Agreement, on the Buyer Project Funding Date fund, to the extent necessary to pay off any amounts which would otherwise be required to be paid under Section 2.8 (Use of Proceeds Section of the ECCA), such amount as would have been funded by the Class A Members on the related ECCA Funding Date. In consideration thereof, Seller shall be granted an interest in such entity that is entitled to the allocations and distributions that the Class A Members would have received in respect of such Incomplete Project under the Holdings LLCA.

3	Notwithstanding any negotiations or agreement between the Parties with respect to the foregoing or any other provision of the Agreement, the Agreement shall terminate with respect to any Project for which the Buyer Project Funding has not occurred (and, at the option of Buyer, with respect to any other Incomplete Project) upon written notice from Buyer or Seller to the other at any time following the earlier of (a) June 30, 2013, or (b) the date on which the Energy Hedge of any Project is terminated or otherwise ceases to be in full force and effect prior to the Buyer Project Funding for such Project; provided, however, that Seller shall use commercially reasonable efforts to cause the Energy Hedge of each such Project to remain in full force and effect until June 30, 2013.

4.	In the event of any termination of the Agreement with respect to any Project prior to the Buyer Project Funding for such Project, Seller shall cause to be received by

Buyer an amount equal to the sum of (A) the Initial Capital Contribution amount paid by Buyer, if any, with respect to such terminated Project; (B) without duplication of the foregoing, the amount specified under Section 2.6(e) of the Agreement with respect to the terminated Project, and (C) any unpaid amounts specified under Section 2.6(d) of the Agreement with respect to the terminated Project through the date of payment of all such amounts.

5	If (i) one or any of the Projects are not completed prior to December 31, 2012 but a Buyer Project Funding nevertheless occurs, (ii) the PTC are not extended (or are extended at a reduced level), (iii) rules, regulations or laws are adopted on or prior to December 31, 2014, which are designed to provide incentives individually or when combined with reduced PTC (including cash grants or other payments, minimum payments, alternative tax benefits or other types of incentives) to build wind farms like the Projects that are applicable or otherwise available to the Projects which are no longer eligible for PTC (at the current level), Buyer and Seller will meet in good faith to discuss how to effectively provide to or otherwise monetize for the benefit of Seller such incentives or other benefits as long as Buyer’s unlevered after-tax internal rate of return is maintained at the level set forth in the Equity Base Case Model as of the Restatement Date.

6	The provisions of this Annex B do not limit any other rights or remedies under the Agreement (including any other termination rights) or under the Sponsor LLC Agreement (including the Put Right, as defined therein).

Annex C

Training Program

G9x Gamesa Wind Turbine Operations Training

Basic training for operation of G9x wind turbine.

Training to include: Turbine start-up, stopping, part-load output regulation, understanding alarm/shut-down functionality, types of operating and stopping modes, and other aspects of Turbine functions pertinent to operations of Project.

G9x Gamesa SCADA Training

Training on operation of Gamesa SCADA software.

Training to include: explanation of various screens, data collection and logging configuration, park/farm/project output management, curtailment functionality, report generation and configuration, security and access to software and to turbine control, and other details of SCADA system pertinent to operations.

Balance of Plant Training

Training on the Project's collection system including: switches, isolation, grounding, fusing, bonding, etc.

Balance of Plant training also includes training on the features of the O&M building (security, HVAC, communication, etc.), and the substation (main power transformer, PLC control, protection schemes/programming/hardware, communication systems, data-logging and report generation, isolation/grounding/switching, etc.) and other aspects of the Project pertinent to operations and not otherwise covered in the training described above.

Hours/Trainees/Cost

Seller is required to provide up to 100 hours of total training.

Up to 4 employees or representatives of Buyer to be included in training program.

Training program provided at $25,000 (total for above scope of training for 4 employees concurrently)

EXHIBIT A

SELLER’S KNOWLEDGE

1	Tracy Stoddard

2	Nate Rolfe

3	Jiddu Tapia

4	Jason Regnier

5	Josh Framel

6	Duane Enger

7	Kristin Swenson

8	Wade Green

9	Frank Aurelli

10	Rick Flail

11	Stephen Brownell

12	Laurie Mazer

13	Jocelyn Scribano

EXHIBIT B

BUYER’S KNOWLEDGE

1	Ian Robertson

2	Linda Beairsto

3	Chris Jarrett

4	David Bronicheski

5	Jeff Norman

6	Homer Lensink

EXHIBIT C

UPSTREAM PROJECT AMOUNTS

(AS AMENDED ON THE 2ND RESTATEMENT DATE AND 3RD RESTATEMENT DATE)

Upstream Project Amount means:

(a)	$58,331,000 for Sandy Ridge;

(c)	$247,735,000 for Minonk; and

(d)	$151,150,000 for Senate.

EXHIBIT D

EQUITY BASE CASE MODEL

[See Annex 3 of ECCA]

EXHIBIT E

[RESERVED]

EXHIBIT F

[RESERVED]

EXHIBIT G

[RESERVED]

EXHIBIT H

[RESERVED]

EXHIBIT I

[RESERVED]

EXHIBIT J

TITLE AND SURVEY REQUIREMENTS

Title Insurance Policies. The Title Company shall deliver, or shall be irrevocably committed to issue the Title Insurance Policies (i) in an amount equal to the fair market value of each applicable Project, (ii) supported by such reinsurance as the Buyer may reasonably require, (iii) including allocation of risk and direct access agreements, (iv) naming the applicable Project Company as the insured, (v) naming the Buyer as an additional insured under the Non-Imputation (Additional Insured) Endorsement (15.1-06/T-26, as applicable, (vi) containing only such exceptions for survey matters as reasonably approved by the Buyer, (vii) containing a modified standard exception for mechanic’s or materialmen’s liens reading substantially as [“Any lien, or right to a lien, for services, labor, or material hereto or hereafter furnished, imposed by law and not shown of the public records from unpaid balances of the turbine supplier, BOP contractor or their subcontractors of any tier due in connection with the Turbine Supply Agreements or the Balance of Plant Contracts”], (viii) deleting all standard preprinted exceptions, (ix) showing good and marketable title to the Sites, free and clear of all defects, claims, liens, encumbrances, security interests, easements, conditions, restrictions and assessments other than those of record which are reasonably acceptable to and approved by the Buyer, and (x) otherwise in form and substance reasonably satisfactory to the Buyer. Prior to the Closing Date, Title Company shall furnish the Buyer with copies of all recorded instruments creating encumbrances proposed to be excepted under the Title Insurance Policies.

The Title Insurance Policies, when issued, shall contain the following (or equivalent) endorsements and such additional coverage and/or other endorsements (unless otherwise waived by the Buyer) as the Buyer may reasonably require with respect to any and all matters affecting title to the Project:

A.With respect to the Pocahontas Project:

1.	Leasehold Owner’s (ALTA 13-06)

2.	Access and Entry and Indirect Access and Entry (as applicable) (ALTA 17-06)

3.	Contiguity (as applicable) (ALTA 19-06)

4.	Owner’s Comprehensive (Restrictions, Encroachments, Minerals -ALTA 9-06)

5.	STG Gap Coverage Endorsement 1

6.	Exercise of Surface Rights (CLTA 100.23-06)

7.	Easement – Damage or Forced Removal (ALTA 28-06)

8.	Commercial Environmental Protection Lien (ALTA 8.2-06)

9.	Leasehold Improvements (as applicable) (CLTA 107.5-06)

10.	Legal Same as Survey (ALTA 25-06)

11.	Severable Improvements (ALTA 31-06)

12.	Multiple Tax Parcel (ALTA 18.1-06)

13.	Subdivision (ALTA 26-06)

14.	Source Deed

15.	Waiver of Arbitration (via modification to Schedule B)

16.	Zoning-Completed Structure (ALTA 3.1-06)

17.	Non-Imputation -Additional Insured (ALTA 15.1-06)

B.With respect to the Sandy Ridge Project:

1.	Leasehold Owner’s (PA 1130)

2.	Access and Entry and Indirect Access and Entry (as applicable) (PA 1201)

3.	Contiguity (as applicable) (PA 1250)

4.	Owner’s Comprehensive (“Improved Land”) (PA 1032)

5.	General Endorsement (PA 1070) covering

-	Leasehold Improvements

-	Exercise of Surface Rights

-	Waiver of Arbitration

6.	Easement -Damage or Forced Removal (PA 1311)

7.	Legal Same as Survey (PA 301) or (PA 1271)

8.	Severable Improvements (ALTA 31-06)

9.	Multiple Tax Parcel (PA 1240)

10.	Source Deed

11.	Non-Imputation - Additional Insured (15.1-06)(PA 1170)

C.With respect to the Minonk Project:

1.	Leasehold Owner’s (ALTA 13-06)

2.	Access and Entry (ALTA 17-06)

3.	Contiguity (ALTA 19-06)

4.	Owner’s Comprehensive (Restrictions, Encroachments, Minerals – Improved Land)(ALTA 9-06)

5.	Exercise of Surface Rights (CLTA 100.23-06)

6.	Commercial Environmental Protection Lien (ALTA 8.2.06)

7.	Legal Same as Survey (ALTA 25-06)

8.	Location (ALTA 22.06)

9.	Severable Improvements (ALTA 31-06)

10.	Multiple Tax Parcel (ALTA 18.1-06)

11.	Subdivision (ALTA 26.06)

12.	Zoning (ALTA 3.1-06)

13.	Non-Imputation -Additional Insured (15.1-06)

D.With respect to the Senate Project:

1.	Leasehold Owner’s (T-4)

2.	Access Endorsement (as applicable) (T-23)

3.	Contiguity (as applicable) (T-25.1)

4.	Mineral Rights (as applicable) (T-19.1) or (T-19.2)

5.	Waiver of Arbitration

6.	Non-Imputation -Additional Insured (T-24)

7.	Co-Insurance Endorsement (T-48)

The insured legal descriptions of the Title Insurance Policies must match the legal descriptions of the corresponding insured instrument and the updated ALTA/ACSM Survey. All appurtenant easements shall be included in the insured legal descriptions. Any exception for unpaid taxes and/or assessments shall include the phrase “not yet due and payable.” If the Title Insurance Policies are being issued through an agent of the Title Company, the Title Company must provide to the Buyer an acceptable form of insured closing letter covering that agent.

ALTA/ACSM Land Title Surveys.

The Buyer shall have received a current as-built survey for each of the Sites, meeting the 2011 Minimum Standard Detail Requirements for ALTA/ACSM Land Title Surveys, with certification to the Buyer, their successors and assigns, by a licensed surveyor in the Project state. The Survey shall depict the following “Table A” items: 1 (limited to Section corners), 3, 4, 6(b), 7(b)(1)(only as to Project buildings, if any), 8, 11(b)(Note: wires and cables observed from aerial photos only), 13, 16, 17, 18, 20(a), and 21. The survey shall also be certified to the Title Company insuring title in the transaction, shall be satisfactory to the Title Company and the Buyer, shall refer to a Proforma Owner’s Title Insurance Policy acceptable to the Buyer and consistent with the Title Insurance Policy to be issued in accordance with the above requirements by number and effective date, and shall list every recorded exception appearing in such Proforma Owner’s Title Policy, with a note stating whether the exception affects the property, and if so whether the exception is plottable. If the exception is plottable, it must be plotted on the survey. If the exception is not plottable, state “not plottable” and the reason (i.e. blanket in nature, does not affect property; illegible legal description; affects property – but not a survey matter). Any appurtenant easement which is plottable must also be plotted on the survey.

EXHIBIT K

SPONSOR LLC AGREEMENT

(AS AMENDED ON THE 3RD RESTATEMENT DATE)

[See Attached]

EXECUTION VERSION

SECOND AMENDED AND RESTATED

OPERATING AGREEMENT

OF

WIND PORTFOLIO SPONSORCO, LLC

The Interests referred to in this Operating Agreement have not been registered under the Securities Act of 1933 or any other securities laws, and such Interests may not be transferred without appropriate registration or the availability of an exemption from such registration requirements.

5.14	Voting by Certain Holders	29
5.15	Limitation of Liability; Indemnification	29
5.16	Contracts with Members, Managers, or Their Affiliates.	32
5.17	Other Business Ventures	33
5.18	Incomplete Project Managing Member.	33
5.19	Applicable Capacity Transactions.	36
5.20	Distribution of Construction Borrower HoldCo.	36
Article VI ACCOUNTING AND BANK ACCOUNTS		36
6.1	Fiscal Year.	36
6.2	Books and Records.	36
6.3	Tax Returns; Financial Statements; Operating Reports	36
6.4	Tax Returns and Elections; Tax Matters Member.	37
6.5	Section 754 Election.	38
6.6	Bank Accounts	38
Article VII TRANSFERS OF INTERESTS AND EVENTS OF WITHDRAWAL		38
7.1	General Restrictions	38
7.2	Permitted Transfers	38
7.3	Substitute Members.	40
7.4	Effect of Admission as a Substitute Member.	40
7.5	Additional Members and Interests	40
7.6	Redemption of Interests.	41
7.7	Withdrawal	41
7.8	Sale-Purchase Rights.	41
7.9	Capacity Payment Interest.	43
Article VIII DISSOLUTION AND TERMINATION		43
8.1	Events Causing Dissolution.	43
8.2	Effect of Dissolution	43
8.3	Application of Proceeds	43
Article IX MISCELLANEOUS		43
9.1	Title to the Property.	44
9.2	Nature of Interest in the Company	44
9.3	Organizational Expenses	44
9.4	Notices.	44
9.5	Waiver of Default.	44
9.6	No Third Party Rights	44
9.7	Entire Agreement	44
9.8	Confidentiality.	44
9.9	Amendments to this Agreement	45
9.10	Severability.	45
9.11	Binding Agreement	45
9.12	Headings.	45
9.13	Counterparts	46
9.14	Governing Law.	46
9.15	Remedies	46
SCHEDULE A

SECOND AMENDED AND RESTATED OPERATING AGREEMENT

OF

WIND PORTFOLIO SPONSORCO, LLC

THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT is made and entered into this 9th day of October, 2012 by and among the persons set forth on Schedule A attached hereto, and amends and restates the operating agreement of Wind Portfolio Sponsorco, LLC (the “Company”), dated December 1, 2011, as previously amended and restated on June 29, 2012.

RECITALS:

WHEREAS, the Company has been formed as a limited liability company under the Delaware Limited Liability Company Act for the purposes of owning Class B Member Interests in Wind Portfolio Holdings, LLC, a Delaware limited liability company (“Holdings”);

WHEREAS, pursuant to the First Amended Limited Liability Company Agreement of Holdings, by and between the Company and Wind Portfolio Memberco, LLC, a Delaware limited liability company (“MemberCo”) and the Assignment and Assumption of Membership Interests, both dated as of January 6, 2012, between Gamesa, the Company and MemberCo, Gamesa assigned 50% of the membership interests in Holdings to the Company and 50% of the membership interests in Holdings to MemberCo.

WHEREAS, pursuant to the Membership Interest Purchase and Sale Agreement, dated as of December 30, 2011, as amended and restated as of March 8, 2012, and as further amended and restated June 29, 2012 and as of the date hereof (as may be further amended and restated from time to time, “MIPSA 1”), the parties desire to enter into this Agreement in connection with the consummation of the purchase by Algonquin of an additional 7.75% Interest in the Company from Gamesa and the acquisition by Holdings of 100% of the membership interests in Construction Borrower HoldCo and, indirectly thereby, 100% of the membership interests in Senate and Minonk (as defined herein);

WHEREAS, pursuant to one or more additional membership interest purchase and sale agreements (“MIPSA 2”), Gamesa may agree to sell up to a 41.25% Interest in the Company;

WHEREAS, pursuant to the Membership Interest Purchase & Equity Capital Contribution Agreement among the Class A Equity Investors, the Company, Gamesa, MemberCo and Holdings, dated as of March 8, 2012, as amended and restated June 29, 2012 and as of the date hereof (as may be further amended and restated from time to time, the “ECCA”), (i) the Class A Equity Investors purchased from MemberCo its membership interest in Holdings and such membership interests were converted into the “the Class A Interests” in Holdings, and (ii) the membership interests in Holdings held by the Company were converted into membership interests specified as “Class B Interests” in Holdings, pursuant to the Second Amended and Restated Operating Agreement of Holdings, dated as of June 29, 2012, as further amended and restated on the date hereof (as may be further amended and restated from time to time, the “Holdings LLC Agreement”).

WHEREAS, Algonquin and Gamesa desire to amend and restate the Operating Agreement to account for the foregoing transactions and the parties hereto do hereby adopt this Agreement as the amended and restated operating agreement of the Company.

AGREEMENT:

In consideration of the premises and the mutual agreements contained herein, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1 Terms Defined Herein. As used herein, the following terms shall have the following meanings, unless the context otherwise specifies:

“Act” means the Delaware Limited Liability Company Act, as amended from time to time.

“Additional Contribution” has the meaning set forth in Section 3.2(a) of this Agreement.

“Adjusted Capital Account Deficit” means, with respect to any Member, the deficit balance, if any, in such Member’s Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments: (i) increased for any amounts such Member is unconditionally obligated to restore and the amount of such Member’s share of Company Minimum Gain and Member Minimum Gain after taking into account any changes during such year; and (ii) reduced by the items described in Treasury Regulation § 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

“Affiliate” means any Person that directly or indirectly controls, is controlled by, or is under common control with, the Person in question and any officer of the Person in question or Person performing a similar function for the Person in question; provided, however, that no Subject Company will be deemed to be an Affiliate of a Member (or of its other Affiliates) for purposes of this Agreement. As used in this definition of “Affiliate,” the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Agreement” means the Operating Agreement of the Company, dated December 1, 2011, as amended and restated on June 29, 2012 and on the date hereof, and as may be further amended or restated from time to time.

“Aggregate Additional Contribution” has the meaning set forth in Section 3.2(a) of this Agreement.

“Aggregate New Capital Percentage Interest” has the meaning set forth in Section 3.2(a) of this Agreement.

“Aggregate Undistributed Applicable Capacity Payment”, computed as of immediately prior to any distribution, means the aggregate Class B Net Applicable Capacity Payments, less all distributions made to the Capacity Payment Member pursuant to Section 4.1(a)(i) of the Agreement. The Aggregate Undistributed Applicable Capacity Payment shall be reset to zero every July 1 and January 1.

“Aggregate Undistributed Class B EBITDA”, computed as of immediately prior to any distribution, means the aggregate Class B EBITDA, less all distributions made to the Members pursuant to Section 4.1(a)(ii) of the Agreement. The Aggregate Undistributed Class B EBITDA shall be reset to zero every July 1 and January 1.

“Algonquin” means Algonquin Power Fund (America) Inc.

“Ancillary Service Capacity” means all types of capacity products intended to meet reliability requirements, including, without limitation, responsive reserve services, non-spinning reserve services, replacement reserve services, out of merit capacity services, black start services and reliability must run capacity services.

“Applicable Capacity” means Capacity of the Senate Project for the period of fifteen (15) years commencing on the Funding Date for Senate under the ECCA.

“Applicable Capacity Payments” means gross receipts from the sale, after December 31, 2012, of Applicable Capacity by Senate within the ERCOT region. In ERCOT, Applicable Capacity Payments include credits received by Senate for RUC Capacity and Ancillary Service Capacity, or similar, or successor products for capacity administered by ERCOT or traded in the bilateral markets. Notwithstanding the foregoing, and regardless of whether payments for energy and Capacity are otherwise separately determinable, Applicable Capacity Payments for purposes of this Agreement shall be deemed only to include that amount of the gross receipts from the sale of Applicable Capacity that represents a net monetary increase in the aggregate receipts received by a Project Company over that which would have been received by such Project Company absent a market for such Applicable Capacity. To the extent that receipts from the sale of Applicable Capacity diminish receipts that otherwise would have been received by the applicable Project Company absent a market for such Applicable Capacity, the amount by which such other receipts are diminished shall not be considered Applicable Capacity Payments hereunder.

“Applicable Capacity Payment Receipts” means with respect to each monthly distribution of Available Cash, the lesser of (a) the Aggregate Undistributed Applicable Capacity Payment or (b) the product of (i) the Available Cash being distributed at such time, multiplied by (ii) the ratio of (A) the Aggregate Undistributed Applicable Capacity Payment, divided by (B) the sum of the Aggregate Undistributed Applicable Capacity Payment and the Aggregate Undistributed Class B EBITDA. The Aggregate Undistributed Applicable Capacity Payment and the Aggregate Undistributed Class B EBITDA utilized in computing the Applicable Capacity Payment Receipts shall be the balances of such amounts as determined as of the last day of the preceding month end.

“Applicable Class B Percentage” means, with respect to any particular distribution amount and source thereof (including Capacity Payments, RECs, and other amounts), and for any particular period of time, the percentage of such distribution amount that, during such time, is distributable to the Class B Member pursuant to the Holdings LLC Agreement (it being understood that the percentages under the Holdings LLC Agreement for such Capacity Payments, RECs, and other amounts may be different).

“Authorized Representative” has the meaning set forth in Section 9.8 of this Agreement.

“Available Cash” means the aggregate amount of cash on hand or in bank, money market or similar accounts of the Company as of the end of each calendar month derived from any source (other than Capital Contributions and Liquidation Proceeds) that the Management Committee reasonably determines is available for distribution to the Members after taking into account any amount required or appropriate to maintain a reasonable amount of Reserves.

“Bankrupt” means, with respect to any Person: (a) that such Person (i) files in any court pursuant to any statute of the United States or of any state a voluntary petition in bankruptcy or insolvency, (ii) files a petition or answer seeking for such Person a reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any law or the appointment of a receiver or a trustee of all or a material portion of such Person’s assets, (iii) makes a general assignment for the benefit of creditors, (iv) becomes the subject of an order for relief or is declared insolvent in any federal or state bankruptcy or insolvency proceedings, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against such Person in a proceeding of the type described in subclauses (i) through (iv) of this clause (a), (vi) admits in writing its inability to pay its debts as they fall due, or (vii) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of any material portion of its assets; or (b) a petition in bankruptcy or insolvency, or a proceeding seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any law has been commenced against such Person, and sixty (60) days have expired without dismissal thereof or with respect to which, without such Person’s consent or acquiescence, a trustee, receiver, or liquidator of such Person or of all or any substantial part of such Person’s properties has been appointed and sixty (60) days have expired without the appointment’s having been vacated or stayed, or sixty (60) days have expired after the date of expiration of a stay, if the appointment has not previously been vacated; or (c) except to the extent permitted under Article VII, if a Member, the whole or any material portion of such Person’s Interest is levied or attached, and such levy or attachment is not released or discharged within sixty (60) days.

“Buyer Project Funding Closing” has the meaning set forth in MIPSA 1.

“Buy-Sell Buyer” has the meaning set forth in Section 7.8(d) of this Agreement.

“Buy-Sell Closing” has the meaning set forth in Section 7.8(d) of this Agreement.

“Capacity” means the capability of a Project to generate a specific amount of electrical energy at a given point in time.

“Capacity Payment” has the meaning set forth in the Holdings LLC Agreement.

“Capacity Payment Interest” mean the Interest of Gamesa (or an assignee) hereunder with respect to a 0% Percentage Interest together with the right to receive the Guaranteed Payments and any and all rights relating to the Guaranteed Payments, including, without limitation, the rights and obligations of the Capacity Payment Member under Section 5.19, Section 7.8(e) and Section 7.9.

“Capacity Payment Member” means Gamesa or an assignee of the Capacity Payment Interest pursuant to Section 7.9 of this Agreement.

“Capital Account” means the separate account established and maintained by the Company for each Member and each Transferee pursuant to Section 3.3.

“Capital Contribution” means with respect to a Member the total amount of cash and the agreed upon net Fair Value of property contributed by such Member (or such Member’s predecessor in interest) to the capital of the Company for such Member’s Interest.

“Certificate” means the Certificate of Formation of the Company filed with the Delaware Secretary of State, as amended from time to time.

“Class A Equity Investors” means, collectively, JPM Capital Corporation, a Delaware Corporation, Gear Wind LLC, a Delaware limited liability company, and Morgan Stanley Wind LLC, a Delaware limited liability company.

“Class A Interests” has the meaning given to such term in the Holdings LLC Agreement.

“Class A Member” has the meaning given to such term in the Holdings LLC Agreement.

“Class B EBITDA” means, for a given period, the sum of (a) the product of the Applicable Class B Percentage times Operational EBITDA for such period, plus (b) the product of the Applicable Class B Percentage times the REC/Capacity Payments for such period.

“Class B Net Applicable Capacity Payments” means, for a given period, an amount equal to (a) the product of (i) the Applicable Class B Percentage times (ii) the Applicable Capacity Payments for such period, minus (b) the Incremental Applicable Capacity Expense for such period.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, or the corresponding provisions of future laws.

“Company” means Wind Portfolio SponsorCo, LLC, a Delaware limited liability company.

“Company Minimum Gain” shall have the same meaning as partnership minimum gain set forth in Treasury Regulation § 1.704-2(d)(1). Company Minimum Gain shall be determined, first, by computing for each Nonrecourse Debt any gain that the Company would realize if the

Company disposed of the property subject to that liability for no consideration other than full satisfaction of such liability and, then, aggregating the separately computed gains. For purposes of computing gain, the Company shall use the basis of such property that is used for purposes of determining the amount of the Capital Accounts under Section 3.3 hereof. In any taxable year in which a Revaluation occurs, the net increase or decrease in Company Minimum Gain for such taxable year shall be determined by: (1) calculating the net decrease or increase in Company Minimum Gain using the current year’s book value and the prior year’s amount of Company Minimum Gain, and (2) adding back any decrease in Company Minimum Gain arising solely from the Revaluation.

“Compelled Sale” has the meaning set forth in Section 7.8(a) of this Agreement.

“Construction Borrower HoldCo” means Wind Energy Construction Holdings I, LLC, a Delaware limited liability company.

“Credits” means all tax credits allowed by the Code with respect to activities of the Company or the Property.

“Distributions” means any distributions by the Company to the Members of Available Cash or Liquidation Proceeds or other amounts (other than Guaranteed Payments).

“EBITDA” means earnings before income taxes, depreciation and amortization.

“ECCA” has the meaning given to such term in the Recitals of this Agreement.

“Energy Hedge” has the meaning given to such term in MIPSA 1.

“Energy Holdings I” means Wind Energy Portfolio Holdings I, LLC, a Delaware limited liability company.

“ERCOT” means the Electric Reliability Council of Texas, Inc., or any successor entity.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exempt Wholesale Generator” means an “exempt wholesale generator” under Section 1262 of PUHCA and the implementing regulations of FERC, at 18 C.F.R. §§ 366.1 and 366.7 (2009).

“Fair Value” of an asset means its fair market value as reasonably determined in good faith by Super-Majority of the Management Committee.

“FERC” means the United States Federal Energy Regulatory Commission.

“Fixed Tax Assumptions” has the meaning given to such term in the Holdings LLC Agreement.

“Funding Date” has the meaning given to such term in the ECCA.

“Funding Date Base Case Model” has the meaning given to such term in the Holdings LLC Agreement.

“GAAP” means generally accepted accounting principles in the United States of America consistently applied.

“Gamesa” means Gamesa Energy USA, LLC, a Delaware limited liability company.

“Gamesa Parent Guarantee” means guaranty dated as of March 8, 2012, made by Gamesa Corporación Tecnológica, S.A. in favor of Algonquin pursuant to MIPSA 1, as may be amended or restated from time to time.

“Guaranteed Payments” means any payments to Gamesa or any successor Capacity Payment Member pursuant to Section 4.1(a)(i) or 4.2(c) of this Agreement.

“High Bonus Percentage” has the meaning set forth in Section 6.4(b) of this Agreement.

“Holdings” has the meaning set forth in the Recitals of this Agreement.

“Holdings LLC Agreement” has the meaning set forth in the Recitals of this Agreement.

“Income” and “Loss” mean, respectively, for each fiscal year or other period, an amount equal to the Company’s taxable income or loss for such year or period, determined in accordance with Code § 703(a), except that for this purpose (i) all items of income, gain, deduction or loss required to be separately stated by Code § 703(a)(1) shall be included in taxable income or loss; (ii) tax exempt income shall be added to taxable income or loss; (iii) any expenditures described in Code § 705(a)(2)(B) (or treated as Code § 705(a)(2)(B) expenditures pursuant to Treasury Regulation § 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing taxable income or loss shall be subtracted; and (iv) taxable income or loss shall be adjusted to reflect any item of income or loss specifically allocated in Article IV.

“Incomplete Project Company” has the meaning set forth in Section 5.18(a) of this Agreement.

“Incomplete Project Managing Member” has the meaning set forth in Section 5.18(a) of this Agreement.

“Incremental Applicable Capacity Expense” means, for a given period, all incremental expense incurred with respect to the Applicable Capacity Payments during such period, excluding general operating expenses incurred by the Project Company that do not relate to the Applicable Capacity Payments.

“Indemnification Agreement” means the Indemnification Agreement among the Company, Algonquin, Gamesa and Gamesa Corporación Technológica, S.A. dated as of March 8, 2012, as amended and restated on June 29, 2012 and on the date hereof, and as may be further amended or restated from time to time.

“Interest” refers to all of a Member’s rights and interests in the Company in such Member’s capacity as a Member, all as provided in the Certificate, this Agreement and the Act, including, without limitation, the Member’s interest in the capital, income, gain, deductions, losses, and credits of the Company.

“Liquidation Proceeds” means all Property at the time of liquidation of the Company and all proceeds thereof.

“Lower Bonus Percentage Election” has the meaning set forth in Section 6.4(b) of this Agreement.

“Majority in Interest” means any Member or group of Members holding an aggregate of more than fifty percent (50%) of the Percentage Interests held by all Members.

“Management Committee” means the five (5) Managers appointed or elected as Managers in accordance with Article V of this Agreement.

“Manager” means each Person appointed or elected as a manager of the Company in accordance with Article V of this Agreement.

“Member” means each Person executing this Agreement and each Person who is subsequently admitted to the Company pursuant to Article VII of this Agreement.

“MemberCo” has the meaning set forth in the Recitals hereto.

“Member Minimum Gain” has the same meaning as partner nonrecourse debt minimum gain as set forth in Treasury Regulation § 1.704-2(i)(3). With respect to each Member Nonrecourse Debt, Member Minimum Gain shall be determined by computing for each Member Nonrecourse Debt any gain that the Company would realize if the Company disposed of the property subject to that liability for no consideration other than full satisfaction of such liability. For purposes of computing gain, the Company shall use the basis of such property that is used for purposes of determining the amount of the Capital Accounts under Section 3.3 of this Agreement. In any taxable year in which a Revaluation occurs, the net increase or decrease in Member Minimum Gain for such taxable year shall be determined by: (1) calculating the net decrease or increase in Member Minimum Gain using the current year’s book value and the prior year’s amount of Member Minimum Gain, and (2) adding back any decrease in Member Minimum Gain arising solely from the Revaluation.

“Member Nonrecourse Debt” has the same meaning as partner nonrecourse debt set forth in Treasury Regulation § 1.704-2(b)(4).

“Member Nonrecourse Deductions” has the same meaning as partner nonrecourse deductions set forth in Treasury Regulation § 1.704-2(i)(2). Generally, the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt for a fiscal year equals the net increase during the year in the amount of the Member Minimum Gain (determined in accordance with Treasury Regulation § 1.704-2(i)) reduced (but not below zero) by the aggregate distributions made during the year of proceeds of Member Nonrecourse Debt and allocable to the increase in Member Minimum Gain determined according to the provisions of Treasury Regulation § 1.704-2(i).

“Minimum Gain Chargeback Requirement” has the meaning set forth in Section 4.5(b).

“Minonk” means Minonk Wind, LLC, a Delaware limited liability company.

“Minonk Project” has the meaning given to such term in the ECCA.

“MIPSA 1” has the meaning set forth in the Recitals of this Agreement.

“MIPSA 2” has the meaning set forth in the Recitals of this Agreement.

“MIPSAs” means MIPSA 1 and MIPSA 2.

“Moody’s” means Moody’s Investors Service, or its successor entity.

“MS Construction Financing” has the meaning given to such term in the ECCA.

“MS Construction Financing Documents” has the meaning given to such term in the ECCA.

“Net Applicable Capacity Payments” means, for a given period, the Applicable Capacity Payments received during such period, less all Incremental Applicable Capacity Expense incurred during such period.

“Non-Completion Distribution Event” has the meaning given to such term in the ECCA.

“Non-Completion Payment Amount” has the meaning given to such term in the ECCA.

“Non-Contributing Member” has the meaning set forth in Section 3.2(a) of this Agreement.

“Nonrecourse Debt” means a Company liability with respect to which no Member bears the economic risk of loss as determined under Treasury Regulation §§ 1.752-1(a)(2) and 1.752-2.

“Nonrecourse Deductions” has the same meaning as nonrecourse deductions set forth in Treasury Regulation § 1.704-2(c). Generally, the amount of Nonrecourse Deductions for a fiscal year equals the net increase in the amount of Company Minimum Gain (determined in accordance with Treasury Regulation § 1.704-2(d)) during such year reduced (but not below zero) by the aggregate distributions made during the year of proceeds of a Nonrecourse Debt that are allocable to the increase in Company Minimum Gain, determined according to the provisions of Treasury Regulation § 1.704-2(c) and (h).

“Notice” has the meaning set forth in Section 9.4.

“O&M Agreement” has the meaning set forth in the ECCA.

“Operational EBITDA” means, for a given period, an amount equal to Holdings consolidated EBITDA (including the EBITDA of each Project Company) for such period, minus the sum of (a) the Net Applicable Capacity Payments for such period and (b) the REC/Capacity Payments for such period.

“Percentage Interest”, of each Member, shall be as set forth on Schedule A attached hereto, as adjusted from time to time as required or permitted by the provisions of this Agreement.

“Permitted Indebtedness” has the meaning given to such term in the ECCA.

“Permitted Investments” means: (a) direct obligations of the United States of America (including obligations issued or held in book-entry form on the books of the Department of the Treasury of the United States of America) or obligations the timely payment of the principal of and interest on which are fully guaranteed by the United States of America; (b) interest-bearing demand or time deposits (including certificates of deposit) which are either (i) insured by the Federal Deposit Insurance Corporation, or (ii) held in banks and savings and loan associations, having long-term deposit obligations rated at least “A-” by S&P and “A3” by Moody’s, or if not so rated, secured at all times, in the manner and to the extent provided by law, by collateral security described in clauses (a) or (b) of this definition, of a market value of no less than the amount of moneys so invested; (c) obligations of any state of the United States or any agency or instrumentality of any of the foregoing which are rated at least “AA” by S&P or at least “Aa” by Moody’s; or (d) any other investments agreed to by a Super-Majority of the Management Committee.

“Permitted Remedial Loan” has the meaning given to such term in the Holdings LLC Agreement.

“Person” means any individual, partnership, limited liability company, corporation, cooperative, trust or other entity.

“Preemptive Purchase” has the meaning set forth in Section 7.8(c) of this Agreement.

“Projects” has the meaning given to such term in the Holdings LLC Agreement.

“Project Company” means Sandy Ridge Wind, LLC and, following the acquisition thereof by Holdings (either directly or indirectly), Minonk Wind, LLC and Senate Wind, LLC.

“Project Documents” has the meaning given to such term in the Holdings LLC Agreement.

“Projects Administration Agreement” means that certain Projects Administration Agreement to be entered into by and between Holdings and the Project Administrator thereunder upon the first Funding Date under the ECCA.

“Property” means all properties and assets that the Company may own or otherwise have an interest in from time to time.

“PTCs” means the renewable energy production tax credits provided for pursuant to Section 45 of the Code.

“Purchase Notice” has the meaning set forth in Section 7.8(c) of this Agreement.

“Purchase Right” has the meaning set forth in Section 7.8(c) of this Agreement.

“RECs” has the meaning set forth in the Holdings LLC Agreement

“REC/Capacity Payments” means, for a given period, the sum of (a) all payments received during such period for RECs, and (b) all Capacity Payments, other than Applicable Capacity Payments, received during such period.

“Reserves” means amounts set aside from time to time by the Management Committee pursuant to Section 4.9 of this Agreement.

“Revaluation” means the occurrence of any event described in clause (x), (y) or (z) of Section 3.3 of this Agreement in which the book basis of Property is adjusted to its Fair Value.

“RUC Capacity” means reliability unit commitment Capacity.

“S&P” means Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw Hill Companies, Inc., or its successor.

“Sale Notice” has the meaning set forth in Section 7.8(b) of this Agreement.

“Sell Right” has the meaning set forth in Section 7.8(a) of this Agreement.

“Senate” means Senate Wind, LLC, a Delaware limited liability company.

“Senate Project” has the meaning given to such term in the ECCA.

“Subject Company” means any of the following: the Company, Holdings, or any direct or indirect subsidiary of the Company or of Holdings (including, without limitation, Energy Holdings I, Construction Borrower HoldCo (to the extent owned by Holdings) and each Project Company).

“Substitute Member” has the meaning set forth in Section 7.3 of this Agreement.

“Super-Majority of the Management Committee” means the approval of four (4) of the Managers serving on the Management Committee.

“Tax Matters Member” means the Person designated pursuant to Section 6.4 to represent the Company in matters before the Internal Revenue Service.

“Third Party” has the meaning set forth in Section 7.8(a) of this Agreement.

“Transaction Documents” has the meaning given to such term in MIPSA 1.

“Transfer” means (i) when used as a verb, to give, sell, exchange, assign, transfer, pledge, hypothecate, bequeath, devise or otherwise dispose of or encumber (including, without limitation, any of the foregoing with respect to the voting or other securities of a Member or of any direct or indirect parent thereof), (ii) when used as a noun, the nouns corresponding to such verbs, in either case voluntarily or involuntarily, by operation of law or otherwise and (iii) solely for purposes of Section 7.2(a)(ii), any event (other than a transfer under clause (i) or (ii)) that constitutes a transfer of membership interest in the Company as a result of the application of US federal income tax law. Notwithstanding the foregoing, a transfer or other disposal of securities of any Person that are publicly traded on any exchange shall not constitute a Transfer of any Interests hereunder.

“Transferee” has the meaning set forth in Section 7.2 of this Agreement.

“Transferor” means a Person making or who proposes to make any Transfer of an Interest, including a Member (or prior Transferee of an Interest) in the case of a direct Transfer of an Interest, or a Person making or who proposes to make any Transfer of securities of a Member or of any direct or indirect parent of a Member.

“Treasury Regulations” means the regulations promulgated by the Treasury Department with respect to the Code, as such regulations are amended from time to time, or the corresponding provisions of future regulations.

1.2 Other Definitional Provisions.

(a) As used in this Agreement, accounting terms not defined in this Agreement, and accounting terms partly defined to the extent not defined, shall have the respective meanings given to them under generally accepted accounting principles.

(b) The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section, subsection, schedule and exhibit references are to this Agreement unless otherwise specified.

(c) Words of the masculine gender shall be deemed to include the feminine or neuter genders, and vice versa, where applicable. Words of the singular number shall be deemed to include the plural number, and vice versa, where applicable.

ARTICLE II

BUSINESS PURPOSES AND OFFICES

2.1 Name; Business Purpose. The name of the Company shall be as stated in the Certificate. The Company is formed for the business purpose of owing, managing and administering the Project Companies and their Projects, either directly or through one or more other Persons, including but not limited to Holdings, Construction Borrower HoldCo and Energy Holdings I, and shall not be deemed to create any agreement among the Members with respect to any other activities whatsoever other than the activities within such business purpose.

2.2 Powers. In addition to the powers and privileges conferred upon the Company by law and those incidental thereto, the Company shall have the same powers as a natural person to do all things necessary or convenient to carry out its business and affairs.

2.3 Principal Office. The principal office of the Company shall be located at such place as the Management Committee may determine from time to time.

2.4 Registered Office and Registered Agent. The location of the registered office and the name of the registered agent of the Company in the State of Delaware shall be as stated in the Certificate. The registered office and registered agent of the Company in the State of Delaware may be changed, from time to time, by the Management Committee.

2.5 Liability of Members. No Member or Manager, solely by reason of being a Member or Manager, or both, shall be liable, under a judgment, decree or order of a court, or in any other manner, for a debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other Member, Manager, agent, or employee of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing liability on the Members or Managers for the debts, obligations, or liabilities of the Company.

2.6 Member Representations and Covenants. Each Member hereby represents and warrants to the Company and to each other Member that: (a) in the case of a Member who is not a natural person, that the Member is duly organized, validly existing, and in good standing under the law of its state of organization and that it has the requisite power and authority to execute this Agreement and to perform its obligations hereunder; and (b) the Member acknowledges that the Interests have not been registered under the Securities Act of 1933 or any state securities laws, and such Member’s Interest may not be resold or transferred by the Member without appropriate registration or the availability of an exemption from such requirements. Each Member hereby agrees and covenants to take such action as may be necessary to be taken by such Member, as a Member of the Company, to approve and effect the transactions contemplated under the ECCA and MIPSA 1, upon satisfaction of the conditions thereto.

2.7 Effective Date. This Agreement, including the Members’ respective Percentage Interests as reflected in this Agreement pursuant to the second amendment and restatement hereof as of October 9, 2012, shall be effective as of July 1, 2012, for all purposes, including for purposes of all distributions and allocations of Income and Loss.

ARTICLE III

CAPITAL CONTRIBUTIONS AND LOANS

3.1 Capital Contributions.

(a) Each Member has made contributions to the capital of the Company as set forth in the books and records of the Company. Each Member is hereby granted the Percentage Interest set forth opposite such Member’s name on Schedule A hereto.

(b) Each Member shall make capital contributions to the Company as and when specified under MIPSA 1 in such amount specified in MIPSA 1.

(c) If, on any Funding Date after: (i) completion of the contributions required pursuant to subsections (b) of this Section 3.1; (ii) the contribution of such capital to Holdings pursuant to the terms of the ECCA; and (iii) the completion of the contributions of the Class A Members to Holdings called for under the ECCA, there is a shortfall of funds necessary to fully satisfy the application of funds contemplated in Section 2.8 of the ECCA with respect to any Project, then Gamesa agrees to contribute such shortfall amount to the Company and the Company will contribute such amount to Holdings. The obligations set forth in this Section 3.1(c) are personal to Gamesa and shall remain with Gamesa regardless of any transfer by Gamesa of its Interest, and shall not be assigned without the prior written consent of Algonquin (or its successors).

(d) Notwithstanding anything in this Agreement to the contrary, the Members agree that, following any Closing Date (as such term is defined in MIPSA 1), the Members will reset the capital accounts of the Members so that the aggregate Capital Accounts of all members shall equal the Capital Account of Algonquin (or any successor thereof with respect to the Interest acquired pursuant to MIPSA 1) divided by 58.75%, and the Capital Account balance of each Member shall equal such Member’s Percentage Interest times such aggregate Capital Account balance. Any adjustment in a Member’s Capital Account balance shall be treated as a Revaluation and allocation of Income and Loss on such Revaluation shall be made consistent therewith.

3.2 Additional Capital Contributions.

(a) The Members recognize that the Company may require capital from time to time to satisfy the capital needs of the Project Companies for the operations and maintenance activities of the Projects and to pay any costs of, expenses and liabilities of any Subject Company. In the event that, from time to time, Members holding an aggregate of more than sixty-five percent (65%) of the Percentage Interests of all Members, determine that additional capital contributions are necessary for the foregoing purposes, such Members shall determine, in good faith, (i) the aggregate amount of such additional capital (the “Aggregate Additional Contribution”), and (ii) the aggregate Percentage Interest to be represented by such Aggregate Additional Contribution; provided, that if Members in the aggregate contribute less than the full Aggregate Additional Contribution, the Percentage Interest ascribed to the amount so contributed made will be reduced in like proportion (the “Aggregate New Capital Percentage Interest”).

(b) Upon the direction of such Members, the Management Committee shall, by written notice, call for any such additional contributions to be made by the Members to the capital of the Company. Within ten (10) days following such notice, each Member shall contribute, in cash, to the capital of the Company an amount (the “Additional Contribution”) equal to such Member’s Percentage Interest multiplied by the Aggregate Additional Contribution to be made by the Members. If any Member (collectively, the “Non-Contributing Members”) fails to make, or cause to be made on its behalf, all or any portion of its Additional Contribution required hereunder then each Member that is not a Non-Contributing Member may elect to make an additional capital contribution in respect of such shortfall in an amount up to such Member’s

Percentage Interest (determined without regard to the Non-Contributing Members) of such shortfall. If any Member elects not to make the full amount of the additional capital contribution to which it is entitled in accordance with the immediately preceding sentence, then any other Member that is not a Non-Contributing Member may elect to make a further capital contribution in an amount up to such Member’s Percentage Interest (determined without regard to the Non-Contributing Members) multiplied by the amount of additional capital contributions not so made. The process set forth in the immediately preceding two sentences shall be repeated until the shortfall has been funded in full or all of the Members have elected not to fund any further amounts.

(c) The Management Committee shall adjust the Percentage Interests of the Members by first reducing the Percentage Interests of all members, pro rata, by the Aggregate New Capital Percentage Interest, and then by adding the Aggregate New Capital Percentage Interest to the Percentage Interests of the contributing Members, in proportion to the relative Additional Contributions made by such contributing Members. The Management Committee shall update Schedule A to this Agreement to reflect such adjustments and provide a copy thereof to each Member. Such updated Schedule A shall, absent manifest errors, be binding on the Members.

(d) Any determination by the Company to purchase any interest in Holdings from any Class A Members, and any determination with respect to any additional capital contributions necessary therefor (up to the amount of the applicable purchase price for such interest), shall be made solely by the Members, by the affirmative vote or written consent of Members holding in the aggregate more than sixty-five percent (65%) of the Percentage Interests of all Members. Any such additional capital contributions, and any adjustment of Percentage Interests resulting therefrom, shall be governed by Section 3.2(a).

(e) Notwithstanding any other provision of this Agreement, in the event that the Members fail to approve any such purchase or additional capital contributions therefor, the Members voting to approve such purchase shall be entitled to purchase such interest in Holdings from such Class A Members upon such terms as such Members and Class A Members may agree, in proportion to the relative Percentage Interests of such Members electing to participate in such purchase, and neither the Company nor any other Member shall have any right or interest therein. In such event, the Members participating in such purchase shall have the right to take such actions required to be taken by the Company to exercise any and all rights with respect to, and to effectuate, such purchase. If so requested by the Members participating in such purchase, the Members shall cause the Company to take any and all actions necessary to delegate or assign to such participating Members, or to exercise on their behalf, all of the Company’s rights and obligations in respect of such purchase.

3.3 Capital Accounts. A separate Capital Account shall be maintained for each Member and each transferee of a Member. Each Member’s Capital Account shall be (a) increased by (i) the amount of money contributed by such Member, (ii) the Fair Value of property contributed by such Member (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code § 752), (iii) allocations to such Member, pursuant to Article IV, of Company income and gain (or items thereof), and (iv) to the extent not already netted out under clause (b)(ii) below, the amount of any Company liabilities assumed by the Member or which are secured by any property distributed to such Member; and (b) decreased by (i) the amount of money distributed to such Member, (ii) the Fair Value of property distributed to such Member (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Code § 752), (iii) allocations to such Member, pursuant to Article IV, of Company loss and deductions (or items thereof), and (iv) to the extent not already netted out under clause (a)(ii) above, the amount of any liabilities of the Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(a) In the event any Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the transferred interest and the Capital Account of each transferee shall be increased and decreased in the manner set forth above.

(b) In the event of (x) an additional capital contribution by an existing or an additional Member of more than a de minimis amount that results in a shift in Percentage Interests, (y) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an Interest or a distribution of property other than money or (z) the liquidation of the Company within the meaning of Treasury Regulation § 1.704-1(b)(2)(ii)(g), the book basis of the Property shall be adjusted to Fair Value and the Capital Accounts of all the Members shall be adjusted simultaneously to reflect the aggregate net adjustment to book basis as if the Company recognized gain or loss equal to the amount of such aggregate net adjustment; provided, however, that the adjustments resulting from clause (x) or (y) above shall be made only if (and to the extent) the Members determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members.

(c) In the event that Property is subject to Code § 704(c) or is revalued on the books of the Company in accordance with the preceding paragraph pursuant to § 1.704-1(b)(2)(iv)(f) of the Treasury Regulations, the Members’ Capital Accounts shall be adjusted in accordance with § 1.704-1(b)(2)(iv)(g) of the Treasury Regulations for allocations to the Members of depreciation, amortization and gain or loss, as computed for book purposes (and not tax purposes) with respect to such Property.

(d) The foregoing provisions of this Section 3.3 and the other provisions of this Agreement relating to the maintenance of capital accounts are intended to comply with Treasury Regulation §§ 1.704-1(b) and 1.704-2, and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In the event it is determined by the Members that it is prudent or advisable to modify the manner in which the Capital Accounts, or any increases or decreases thereto, are computed in order to comply with such Treasury Regulations, the Management Committee may cause such modification to be made provided that it is not likely to have a material effect on the amounts distributable to any Member upon the dissolution of the Company, and the Management Committee, upon any such determination by the Members, is empowered to amend or modify this Agreement, notwithstanding any other provision of this Agreement.

3.4 Capital Withdrawal Rights, Interest and Priority. Except as expressly provided in this Agreement, no Member shall be entitled to withdraw or reduce such Member’s

Capital Account or to receive any Distributions. No Member shall be entitled to demand or receive any Distribution in any form other than in cash. No Member shall be entitled to receive or be credited with any interest on the balance in such Member’s Capital Account at any time. Except as may be otherwise expressly provided herein, no Member shall have any priority over any other Member as to the return of the balance in such Member’s Capital Account.

3.5 Loans. No Member is required to make a loan or otherwise provide any credit or financial support to any Subject Company. To the extent approved by the Management Committee (or, to the extent required by Section 5.6, a Super-Majority of the Management Committee) any Member or Affiliate thereof may make a loan or otherwise extend credit or financial support (each, a “Loan”) to any Subject Company for the purpose of causing a Project or any Project Company to be properly operated and maintained or for paying or supporting any costs, expenses, obligations or liabilities of any Subject Company. Loans by any Member to any Subject Company will be in such amounts, at such times and on such terms and conditions as may be approved in good faith by the Management Committee (or, to the extent required by Section 5.6, a Super-Majority of the Management Committee). Loans by any Member to any Subject Company shall not be considered contributions to the capital of the Company and shall be payable out of Available Cash. Except to the extent otherwise provided by the terms of such Loans, there shall be no distributions or payments to the Members under Article IV of this Agreement until all Loans made under this Section 3.5 shall have been paid on a current basis in accordance with their terms.

3.6 Cash Collateralized Support. To the extent that the posting of a letter of credit or other financial assurance for the benefit of any Subject Company (“Support”) by one or more Members (or any Affiliates thereof) pursuant to Section 3.5 hereof results in the release of cash collateral (including but not limited to the posting of a letter of credit in respect of any positive tracking account balance under the Energy Hedge of any Project Company), at the election of such Member(s) the amount of cash so released and distributed to the Company shall be paid to such Member(s). To the extent of such payment, such Subject Company shall have no obligation to such Member(s) with respect to any draw upon such Support. Upon the expiration or termination of any such Support, such Member(s) shall return to the applicable Subject Company an amount equal to the difference between (a) the amount of cash, if any, that would have been released to such Subject Company upon the expiration or termination of such Support had such Support been posted by the Subject Company, and (b) the amount, if any, actually so released to such Subject Company. In the event any such Member fails to return such amount promptly when required, all Distributions and other amounts otherwise payable hereunder to such Member shall be set-off by the Company in the full amount of any and all costs and damages incurred by the Company as a result thereof, without limiting any other rights or remedies of any Subject Company or of any other Members.

ARTICLE IV

ALLOCATIONS, DISTRIBUTIONS AND PAYMENTS

4.1 Non-Liquidation Cash Distributions and Guaranteed Payments.

(a) Subject to Section 3.5 above, the amount, if any, of Available Cash shall be distributed or paid on the last business day of each calendar month to the Members in accordance with the following:

(i) to the Capacity Payment Member, in an amount equal to the Applicable Capacity Payment Receipts with respect to such Distribution and such amount shall be treated as a guaranteed payment under Code § 707(c); and

(ii) thereafter, to the Members in accordance with their respective Percentage Interests.

(b) In the event that funds otherwise distributable to the Company pursuant to the Holdings LLC Agreement are deposited into escrow pursuant to Section 5.4 of the Holdings LLC Agreement, and such funds are subsequently released from escrow and distributed to the Company after the end of the calendar half year in which such funds were deposited into escrow, the Company shall treat its distribution of such funds as a distribution made in the calendar half year in which such funds were deposited into escrow for purposes of determining the portion of such distribution by the Company to be treated as an Applicable Capacity Payment Receipt under Section 4.1(a)(i) above. If the amount relates to multiple periods, the Company shall reasonably allocate such amounts among the various calendar half-years based upon relative contributions to the escrowed funds released to the Company.

(c) Notwithstanding Section 4.1(a):

(i) Any amounts distributed to the Company pursuant to Section 2.8(a)(iv), 2.8(b)(iv), 2.8(c), or 2.8(e) of the ECCA shall be distributed to Gamesa.

(ii) Proceeds from the sale of an Incomplete Project Company shall be distributed as provided in Section 5.18.

(iii) Any and all payments made to the Company pursuant to Section 2(b) (Cash Sweep Protection) of the Indemnification Agreement in respect of an Investor Claim (as defined therein) shall be distributed to Algonquin or any successor Member thereto until Algonquin and any such successor Member shall have received the full amount of distributions they would have received had no such Investor Claim occurred. Without limiting the foregoing and notwithstanding anything in this Section 4.1 to the contrary, so long as any amounts are due and owing to Algonquin or any successor Member thereto pursuant Section 2(b) (Cash Sweep Protection) of the Indemnification Agreement, prior to making any distribution or payment to Gamesa or any Affiliate thereof pursuant to Section 4.1(a), Available Cash which would have otherwise been distributed to Gamesa or any Affiliate thereof shall instead be distributed to Algonquin or any successor Member thereto and any such payment shall be deemed to have been distributed to Gamesa or such Affiliate and paid to Algonquin or such successor Member.

(iv) If a letter of credit is posted with, or cash is deposited with, the Investor Parties by or on behalf of one or more Members in respect of a claim under Section 5.4 of the Holdings LLC Agreement, Available Cash shall be distributed to the Member or Members that shall have provided such letter of credit or cash in proportion to their respective Percentage

Interests until all such Member or Members shall have received an amount equal to the aggregate amount of letters of credit and cash posted, before any Available Cash is paid or distributed to the Members that have not posted a letter or credit or deposited such cash with the Investor Parties. For avoidance of doubt, any letter or credit posted or cash deposited with the Investors Parties in respect of an Investor Claim by Gamesa or any Affiliate thereof pursuant to Section 2(b) (Cash Sweep Protection) of the Indemnification Agreement shall be deemed to have been deposited on behalf of Algonquin or any successor Member first and the balance, if any, shall be deemed posted or deposited on behalf of Gamesa and its Affiliates.

(v) In the event that the Company receives a distribution or payment of cash as a result of the posting of Support with respect to obligations of any Subject Company by or on behalf of any Member or an Affiliate thereof (including but not limited to the posting of a letter of credit in respect of any positive tracking account balance under the Energy Hedge of any Project Company), upon the election of such Member the full amount of cash so distributed or paid to the Company shall be distributed or paid to such Member or Affiliate thereof pursuant to Section 3.6 hereof.

4.2 Liquidation Distributions. Liquidation Proceeds shall be distributed in the following order of priority:

(a) To the payment of debts and liabilities of the Company (including to Members to the extent otherwise permitted by law) and the expenses of liquidation.

(b) Next, to the setting up of such reserves as the Person required or authorized by law to wind up the Company’s affairs may reasonably deem necessary or appropriate for any disputed, contingent or unforeseen liabilities or obligations of the Company.

(c) Next, to Gamesa in an amount equal to any remaining Applicable Capacity Payment Receipts and, upon the payment of such amount, such amount shall be treated as a guaranteed payment under Code § 707(c).

(d) The remainder to the Members in accordance with and to the extent of their respective Capital Account balances after taking into account the allocation of all Income or Loss pursuant to this Agreement for the fiscal year(s) in which the Company is liquidated; provided that proceeds from the sale of an Incomplete Project Company shall be distributed as provided in Section 5.18.

4.3 Income, Losses and Distributive Shares of Tax Items. The Company’s Income or Loss, as the case may be, for each fiscal year of the Company, as determined in accordance with such method of accounting as may be adopted for the Company pursuant to Article VI hereof, shall be allocated to the Members for both financial accounting and income tax purposes as set forth in this Article IV, except as otherwise provided for herein or unless all Members agree otherwise.

4.4 Allocation of Income, Loss and Credits. Income or Loss and Credits for each fiscal year shall be allocated among the Members in accordance with their Percentage Interests. To the extent there is any change in the respective Percentage Interests of the Members during the year, Income, Loss and Credits shall be allocated among the pre-adjustment and post-adjustment periods as provided in Section 4.5(k) below.

4.5 Special Rules Regarding Allocation of Tax Items. Notwithstanding the foregoing provisions of Article IV, the following special rules shall apply in allocating tax items of the Company:

(a) § 704(c) and Revaluation Allocations. In accordance with Code § 704(c) and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Fair Value at the time of contribution. In the event of a Revaluation, subsequent allocations of income, gain, loss and deduction with respect to such property shall take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Fair Value immediately after the adjustment in the same manner as under Code § 704(c) and the Treasury Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Management Committee in a manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 4.5(a) are solely for income tax purposes and shall not affect, or in any way be taken into account in computing, for book purposes, any Member’s Capital Account or share of Income or Loss, pursuant to any provision of this Agreement.

(b) Minimum Gain Chargeback. Notwithstanding any other provision of this Article IV, if there is a net decrease in Company Minimum Gain during a Company taxable year, each Member shall be allocated items of income and gain for such year (and, if necessary, for subsequent years) in an amount equal to that Member’s share of the net decrease in Company Minimum Gain during such year (hereinafter referred to as the “Minimum Gain Chargeback Requirement”). A Member’s share of the net decrease in Company Minimum Gain is the amount of the total decrease multiplied by the Member’s percentage share of the Company Minimum Gain at the end of the immediately preceding taxable year. A Member is not subject to the Minimum Gain Chargeback Requirement to the extent: (i) the Member’s share of the net decrease in Company Minimum Gain is caused by a guarantee, refinancing or other change in the debt instrument causing it to become partially or wholly recourse debt or a Member Nonrecourse Debt, and the Member bears the economic risk of loss for the newly guaranteed, refinanced or otherwise changed liability; (ii) the Member contributes capital to the Company that is used to repay the Nonrecourse Debt and the Member’s share of the net decrease in Company Minimum Gain results from the repayment; or (iii) the Minimum Gain Chargeback Requirement would cause a distortion and the Commissioner of the Internal Revenue Service waives such requirement.

A Member’s share of Company Minimum Gain shall be computed in accordance with Treasury Regulation § 1.704-2(g) and as of the end of any Company taxable year shall equal: (1) the sum of the Nonrecourse Deductions allocated to that Member up to that time and the distributions made to that Member up to that time of proceeds of a Nonrecourse Debt allocable to an increase of Company Minimum Gain, minus (2) the sum of that Member’s aggregate share of net decrease in Company Minimum Gain plus that Member’s aggregate share of decreases resulting from revaluations of Property subject to Nonrecourse Debts. In addition, a Member’s share of Company Minimum Gain shall be adjusted for the conversion of recourse and Member Nonrecourse Debts into Nonrecourse Debts in accordance with Treasury Regulation § 1.704-2(g)(3). In computing the above, amounts allocated or distributed to the Member’s predecessor in interest shall be taken into account.

(c) Member Minimum Gain Chargeback. Notwithstanding any other provision of this Article IV other than Section 4.5(b), if there is a net decrease in Member Minimum Gain during a Company taxable year, each Member who has a share of the Member Minimum Gain (determined under Treasury Regulation § 1.704-2(i)(5) as of the beginning of the year) shall be allocated items of income and gain for such year (and, if necessary, for subsequent years) equal to that Member’s share of the net decrease in Member Minimum Gain. In accordance with Treasury Regulation § 1.704-2(i)(4), a Member is not subject to this Member Minimum Gain Chargeback Requirement to the extent the net decrease in Member Minimum Gain arises because the liability ceases to be Member Nonrecourse Debt due to a conversion, refinancing or other change in the debt instrument that causes it to be partially or wholly a Nonrecourse Debt. The amount that would otherwise be subject to the Member Minimum Gain Chargeback Requirement is added to the Member’s share of Company Minimum Gain.

(d) Qualified Income Offset. In the event any Member unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation § 1.704-1(b)(2)(ii)(d)(4), (5) or (6), that causes or increases such Member’s Adjusted Capital Account Deficit, items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate such Adjusted Capital Account Deficit as quickly as possible, provided that an allocation under this Section 4.5(d) shall be made if and only to the extent such Member would have an Adjusted Capital Account Deficit after all other allocations under this Article IV have been made.

(e) Nonrecourse Deductions. Nonrecourse Deductions for any fiscal year or other period shall be allocated to the Members in proportion to their Percentage Interests.

(f) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions shall be allocated to the Member who bears the risk of loss with respect to the loan to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation § 1.704-2(i).

(g) Curative Allocations. Any special allocations of items of income, gain, deduction or loss pursuant to Sections 4.5(b), (c), (d), (e), (f) and (g) shall be taken into account in computing subsequent allocations of income and gain pursuant to this Article IV, so that the net amount of any items so allocated and all other items allocated to each Member pursuant to this Article IV shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Article IV if such adjustments, allocations or distributions had not occurred. In addition, allocations pursuant to this Section 4.5(g) with respect to Nonrecourse Deductions in Section 4.5(e) and Member Nonrecourse Deductions in Section 4.5(f) shall be deferred to the extent the Members reasonably determine that such allocations are likely to be offset by subsequent allocations of Company Minimum Gain or Member Minimum Gain, respectively.

(h) Loss Allocation Limitation. Notwithstanding the other provisions of this Article IV, unless otherwise agreed to by all of the Members, no Member shall be allocated Loss in any taxable year that would cause or increase an Adjusted Capital Account Deficit as of the end of such taxable year.

(i) Share of Nonrecourse Liabilities. Solely for purposes of determining a Member’s proportionate share of the “excess nonrecourse liabilities” of the Company within the meaning of Treasury Regulation § 1.752-3(a)(3), each Member’s interest in Company profits is equal to such Member’s respective Percentage Interest.

(j) Compliance with Treasury Regulations. The foregoing provisions of this Section 4.5 are intended to comply with Treasury Regulation §§ 1.704-1(b), 1.704-2 and 1.752-1 through 1.752-5, and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In the event it is determined by the Members that it is prudent or advisable to amend this Agreement in order comply with such Treasury Regulations, the Management Committee, upon being so directed by the Members, is empowered to amend or modify this Agreement, notwithstanding any other provision of this Agreement.

(k) General Allocation Provisions. Except as otherwise provided in this Agreement, all items that are components of Income or Loss shall be divided among the Members in the same proportions as they share such Income or Loss, as the case may be, for the year. For purposes of determining the Income, Loss or any other items for any period, Income, Loss or any such other items shall be determined on a daily, monthly or other basis, as determined by the Management Committee using any permissible method under Code § 706 and the Treasury Regulations thereunder.

4.6 Withholding of Distributions. Notwithstanding any other provision of this Agreement, the Management Committee (or any Person required or authorized by law to wind up the Company’s affairs) may suspend, reduce or otherwise restrict Distributions of Available Cash and Liquidation Proceeds when such action is reasonably determined to be in the best interests of the Company; provided, that for avoidance of doubt, that (a) any such suspension, reduction or restriction shall apply proportionally to all Distributions of Available Cash and Liquidation Proceeds (including Guaranteed Payments); and (b) no such action may be taken for the purpose of disadvantaging any Member.

4.7 No Priority. Except as may be otherwise expressly provided herein, no Member shall have priority over any other Member as to Company capital, income, gain, deductions, loss, credits or distributions.

4.8 Tax Withholding. Notwithstanding any other provision of this Agreement, the Management Committee is authorized to take any action that it reasonably determines to be necessary or appropriate to cause the Company to comply with any withholding requirements established under any federal, state or local tax law, including, without limitation, withholding on any Distribution or Guaranteed Payment to any Member. For all purposes of this Article IV, any amount withheld on any Distribution or Guaranteed Payment and paid over to the appropriate governmental body shall be treated as if such amount had in fact been distributed or paid to the Member.

4.9 Reserves. The Management Committee shall have the right to establish, maintain and expend Reserves to provide for working capital, for future maintenance, repair or replacement of the Property, for debt service, for future investments and for such other purposes as the Management Committee may deem reasonably necessary or advisable.

ARTICLE V

MANAGEMENT

5.1 Management.

(a) The business and affairs of the Company shall be managed by up to five (5) natural persons who shall be referred to as “Managers” and who, acting as a committee, shall constitute the Management Committee. The Managers each shall hold office until such Manager’s successor is duly elected or until such Manager’s earlier death, resignation or removal (as provided below). Managers need not be Members of the Company. Except as expressly limited by law, the Certificate or this Agreement, the Property and the business of the Company shall be controlled and managed by the Management Committee. The Management Committee shall have and is vested with all powers and authorities, except as expressly limited by law, the Certificate, or this Agreement, to do or cause to be done any and all lawful things for and on behalf of the Company, to exercise or cause to be exercised any or all of its powers, privileges and franchises, and to seek the effectuation of its objects and purposes.

(b) In electing Managers, the following process shall be observed: (i) Algonquin (together with its successors in interest, collectively, with regard to a 58.75% Percentage Interest acquired pursuant to MIPSA 1) shall elect three (3) Managers; and (ii) Gamesa (together with its successors in interest, collectively, with regard to a 41.25% Percentage Interest) shall elect two (2) Managers; provided, that if Gamesa transfers less than all of its Interests in the Company to one or more Persons pursuant to Article VII, such transferee(s) shall, to the extent so provided in the assignment agreement or other instrument pursuant to which Gamesa transfers such Interests, be entitled to elect one or both of the Managers which would otherwise be elected by Gamesa, but in no event will Gamesa and all of its successors, in the aggregate, have the right to elect more than two (2) Managers. Vacancies on the Management Committee shall be filled in a manner consistent with the immediately preceding sentence. Managers may be removed only by the Member that elected such Manager. Elections of Managers shall not be required to be held with any regularity and may occur from time to time at the discretion of the Members with the right to appoint the Managers being elected. The persons who shall serve as Managers upon the execution of this Agreement are (i) Ian Robertson, Chris Jarratt, and David Bronicheski, who shall be deemed to have been elected by Algonquin, and (ii) Jiddu Tapia and Stephen Brownell, who shall be deemed to have been elected by Gamesa.

(c) The Management Committee may designate officers and persons to act on behalf of the Company as the Management Committee determines from time to time. Any appointed officer shall serve at the pleasure of the Management Committee and may be removed at the discretion of the Management Committee. In addition, the Management Committee may from time to time create various Company committees, with such rights and duties as determined by the Management Committee.

5.2 Meetings of the Management Committee; Place of Meetings. Meetings of the Management Committee shall not be required to be held on any regular frequency. Meetings of the Management Committee may be held for any purpose or purposes, unless otherwise prohibited by law or by the Certificate, and may be called by any two (2) Managers upon five (5) days’ written notice to the Managers. All meetings of the Management Committee shall be held at the principal office of the Company or at such other place as shall be designated from time to time by the Management Committee and stated in the notice of the meeting or in a duly executed waiver of the notice thereof. Managers may participate in a meeting of the Management Committee by means of conference telephone or similar communications equipment whereby all Managers participating in the meeting can hear each other and participation in a meeting in this manner shall constitute presence in person at the meeting. The Company shall reimburse the Managers for reasonable out-of-pocket expenses incurred by such Managers in connection with attendance of Management Committee meetings.

5.3 Quorum; Voting Requirement. The presence in person of three (3) Managers shall constitute a quorum for the transaction of business by the Management Committee. Each Manager will have one (1) vote. The affirmative vote of at least three (3) Managers shall constitute a valid decision of the Management Committee, except where a larger vote is required by the Act, the Certificate or this Agreement.

5.4 Action Without a Meeting. Any action that is required to be or may be taken by the Management Committee may be taken without a meeting if consents in writing, setting forth the action so taken, are signed by the number of Managers necessary to approve such action; provided, that if less than all Managers approve such action, each Manager shall be entitled to receive the written notice of such requested action it would have been entitled to receive under this Agreement had such action been taken at a meeting of the Managers. The consents shall have the same force and effect as a vote at a meeting duly held.

5.5 Compensation of Managers. The Managers shall not receive any compensation for their services as such, unless approved by a Super-Majority of the Management Committee. Nothing herein contained shall be construed to preclude any Manager from serving the Company in any other capacity and receiving compensation therefor.

5.6 Actions Requiring Approval by a Super-Majority of the Management Committee. Notwithstanding any other provisions of this Agreement or otherwise applicable law, the written approval of a Super-Majority of the Management Committee must be received in order for the Company to, or for the Company to authorize or permit any Subject Company to:

(a) Do any act in contravention of or breach its obligations under this Agreement, the Holdings LLC Agreement, the organizational documents of any Subject Company, or the Transaction Documents;

(b) Cause the Company or Holdings to be treated other than as a partnership for United States federal income tax purposes (including by electing under Treasury Regulation Section 301.7701-3 to be classified as an association), or cause Energy Holdings I, Construction Borrower HoldCo or any Project Company to be treated as anything other than a disregarded entity;

(c) Permit (A) possession of property of any Subject Company by any Member or Class A Member or (B) the assignment, transfer, encumbrance or pledge of rights of any Subject Company in specific property of any Subject Company for other than a Subject Company purpose, or other than for the benefit of a Subject Company;

(d) Cause any Project Company to cease to be an Exempt Wholesale Generator as such term is defined under Section 1262 of the Public Utility Holding Company Act of 2005 and the regulations thereunder;

(e) Amend the Certificate, or the certificates of formation or other organizational documents of any Subject Company;

(f) Take or omit to take any action if the taking of such action or omission of such action is intended to result in a material breach or an event of default, or is intended to permit or result in the acceleration of any obligation or termination of any right, under any Key Project Document (as such term is defined in the Holdings LLC Agreement);

(g) Make any advance payments of compensation or other consideration to any member of any Subject Company or any Affiliates of a member of any Subject Company (provided, however, that no such approval shall be required for any payments between any direct or indirect subsidiaries of Holdings, between any of the foregoing and Holdings, and by Holdings to the Company);

(h) Commingle the assets of any Subject Company with the assets of any other entity or invest any funds of any Subject Company in any investments other than Permitted Investments;

(i) Admit any additional Member of the Company except as permitted under Section 7.3 of this Agreement, (ii) cause or permit any additional member to be admitted to Holdings (except as permitted by the applicable transfer provisions of the Holdings LLC Agreement) or to any direct or indirect subsidiary thereof, or (iii) otherwise issue or permit the issuance of, any securities in any Subject Company;

(j) Convert to a general partnership or other entity or otherwise change its legal form, recapitalize, liquidate, wind-up or dissolve (other than in accordance with the terms of this Agreement);

(k) Cause, authorize or permit any Subject Company to be deemed Bankrupt as such term is defined in this Agreement;

(l) Make any distribution to any Member, except as specified in this Agreement, or to any Class A Member, except as specified in the Holdings LLC Agreement;

(m) Cause the Company to repurchase, redeem or convert any membership interests in, or other securities of, the Company, except pursuant to Article VII of this Agreement, or cause the Company to cause Holdings to repurchase, redeem or convert any membership interest in, or other securities of Holdings, except as permitted in accordance with Article IX of the Holdings LLC Agreement;

(n) Borrow any money in the name or on behalf of any Subject Company in excess of $20,000,000 or execute and issue promissory notes and other negotiable or non-negotiable instruments and evidences of indebtedness in excess of $20,000,000, except the Management Committee may (i) prior to the applicable Funding Date for Senate or Minonk and Subject to Section 5.18 below, cause the Company to take such action as necessary to permit Construction Borrower HoldCo, Minonk or Senate, as applicable, to borrow money under the Construction Financing (as defined in the ECCA) for the construction of the Minonk Project or Senate Project, (ii) cause the Company to cause the Project Companies to maintain the tracking account under the Energy Hedge to which it is or is to be a party, and (iii) cause any Subject Company to borrow money in the name and on behalf of such Subject Company in such amounts as the Management Committee shall reasonably determine are necessary to preserve or protect any Subject Company’s assets in the case of an emergency situation in accordance with the procedures set forth in the applicable O&M Agreement;

(o) Mortgage, pledge, assign in trust or otherwise encumber any Subject Company property, or assign any monies owing or to be owing to any Subject Company, except: (i) to secure the payment of any borrowing permitted hereunder (other than pursuant to Section 3.5 of this Agreement); provided, however, that in the case of any Construction Financing, such encumbrances shall be limited to the equity interests in and assets of the Incomplete Project Companies, all of which shall be released in full on or prior to the earlier to occur of the Funding Date for Minonk and the Funding Date for Senate; (ii) for customary liens contained in or arising under any operating agreements and similar contracts executed by or binding on any Subject Company in accordance with the terms hereof with respect to amounts not yet due or not yet delinquent (or, if delinquent, that are being contested by the applicable Subject Company in good faith and for which adequate reserves have been set aside in accordance with GAAP); (iii) for statutory liens for amounts not yet due or not yet delinquent (or, if delinquent, that are being contested by the applicable Subject Company in good faith and for which adequate reserves have been set aside in accordance with GAAP); or (iv) with respect to hedge transactions for energy, capacity, and RECs with respect to electricity produced by the Projects; provided that in no event shall the Management Committee mortgage, pledge, assign in trust or otherwise encumber the Company’s right to receive capital contributions from the Members, if any;

(p) Guarantee, in the name or on behalf of such Subject Company, the payment of money or the performance of any contract or other obligation of any Person except (i) for responsibilities customarily assumed under operating agreements considered standard in the industry, or (ii) with respect to hedge transactions for energy, capacity, and RECs with respect to electricity produced by the Projects;

(q) Enter into (i) any material amendment to any Energy Hedge or (ii) any new contract for the sale of, or any physical or financial swap, hedge, or similar transaction in respect of, Capacity, electricity produced by any Project, RECs or other attributes relating thereto, in each case having as term in excess of one year;

(r) Except for the initial entry into the Project Documents as contemplated by the Holdings LLC Agreement, MIPSA 1 and/or the ECCA, enter into any amendment to any Project Documents which is with any Member or an Affiliate of any Member or any new or replacement Project Documents with any Member or any Affiliate of any Member other than as permitted under Section 5.16;

(s) Sell, lease, transfer, assign or distribute (i) any interest in any Subject Company, or (ii) any asset or related group of assets with a fair market value in excess of $1,000,000 in one or a related series of transactions; except for (A) the distribution of any Incomplete Project Company to Holdings and by Holdings to the Company, and the sale of the Incomplete Project Company by the Company pursuant to Section 5.18 hereof; (B) the distribution or transfer of Construction Borrower HoldCo from Holdings to the Company and from the Company to Gamesa pursuant to Section 5.20 hereof; (C) the sale of electricity, Capacity, renewable energy credits (which shall be governed by clause (q) above); or (D) as otherwise required pursuant to the Project Documents;

(t) Engage in any business or activity that is not within the purpose of the applicable Subject Company, as set forth in the organizational documents thereof (including, in the case of the Company, Section 2.1 of this Agreement), or to change such purpose;

(u) Make any federal income tax election (or corresponding state or local income tax election) for any Subject Company except as otherwise expressly provided in this Agreement;

(v) Apply for or claim any grant, tax credit, tax benefit, tax attribute, or similar item in lieu of, or in addition to, any of the tax benefits, including production tax credits, set forth in the Funding Date Base Case Model;

(w) Take any position inconsistent with the Fixed Tax Assumptions and any other tax information and assumptions set forth in the Funding Date Base Case Model;

(x) Appoint a new operator under the O&M Agreement for a Project or new project administrator under the Projects Administration Agreement if such new operator or project administrator is a Member or an Affiliate of one or more Members;

(y) Settle or consent to entry of judgment in connection with any litigation, arbitration or investigation, if (i) the applicable Subject Company could reasonably be expected to be subject to any criminal liability or sanctions or be deemed to have admitted to wrongdoing, or (ii) such litigation relates to any actual or alleged action or inaction of a Member or Manager of the Company or any Affiliate of any Member or Manager; or

(z) Merge or consolidate with any Member or other Person, or agree to an exchange of interests with any other Person, or acquire all or substantially all of the assets or stock of any other Person (other than the Project Companies in accordance with the ECCA).

5.7 Meetings of Members; Place of Meetings. Meetings of the Members shall not be required to be held on any regular frequency. Meetings of the Members may be held for any purpose or purposes, unless otherwise prohibited by law or by the Certificate, and may be called by the Members holding not less than a 20% Interest. All meetings of the Members shall be held at the principal office of the Company or at such other place as shall be designated from time to time by the Members and stated in the notice of the meeting or in a duly executed waiver of the notice thereof. Members may participate in a meeting of the Members by means of conference telephone or similar communications equipment whereby all Members participating in the meeting can hear each other and participation in a meeting in this manner shall constitute presence in person at the meeting.

5.8 Quorum; Voting Requirement. The presence, in person or by proxy, of a Majority in Interest shall constitute a quorum for the transaction of business by the Members. If less than a Majority in Interest is represented at a meeting, a majority of the Interests so represented may adjourn the meeting to a specified date not longer than ninety (90) days after such adjournment, without further notice. At such adjourned meeting at which a quorum shall be present or represented by proxy, any business may be transacted that might have been transacted at the meeting as originally noticed. The Members present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to constitute less than a quorum. Each Member shall have the right to vote in accordance with such Member’s Percentage Interest. The affirmative vote of a Majority in Interest shall constitute a valid decision of the Members, except for actions under Section 5.6 which require a Super-Majority of the Management Committee or where a larger vote is required by the Act, the Certificate or this Agreement. At any time that no Person shall have the right to vote or to participate in the management of the business and affairs of the Company with respect to a particular Interest, then the Percentage Interest represented by such Interest shall be disregarded for the purposes of determining whether a quorum is present at a meeting of Members and in determining whether the requisite Percentage Interest necessary for a valid decision of the Members has been obtained.

5.9 Proxies. At any meeting of the Members, every Member having the right to vote thereat shall be entitled to vote in person or by proxy appointed by an instrument in writing signed by such Member and bearing a date not more than three (3) years prior to such meeting.

5.10 Action Without Meeting. Any action required or permitted to be taken at any meeting of the Members of the Company may be taken without a meeting if the action is evidenced by one or more written consents setting forth the action to be taken and signed by the percentage of Members necessary to approve such action; provided, that if less than all of the Members approve such action, each Member shall be entitled to receive the written notice of such action it would be entitled to receive under this Agreement if such action was taken at a meeting of the Members.

5.11 Notice of Meetings. Notice stating the place, day, hour and the purpose for which the meeting is called shall be given, not less than ten (10) days nor more than sixty (60) days before the date of the meeting, by or at the direction of the Members calling the meeting, to each Member entitled to vote at such meeting. A Member’s attendance at a meeting:

(a) Waives objection to lack of notice or defective notice of the meeting, unless such Member, at the beginning of the meeting, objects to holding the meeting or transacting business at the meeting; and

(b) Waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the notice of meeting, unless such Member objects to considering the matter when it is presented.

5.12 Waiver of Notice. When any notice is required to be given to any Member of the Company hereunder, a waiver thereof in writing signed by the Person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

5.13 Execution of Documents Filed with Secretary of State of Delaware and Waiver of Receipt of Copy of Filed Documents. A Manager shall be authorized to execute and file with the Secretary of State of Delaware any document permitted or required by the Act. Such documents shall be executed and filed only after the Members or the Management Committee have approved or consented to such action in the manner provided herein. The Members hereby waive any requirement under the Act of receiving a copy of any document filed with the Secretary of State of Delaware.

5.14 Voting by Certain Holders. In the case of a Member that is a corporation, its Interest may be voted by such officer, agent or proxy as the by-laws of such corporation may prescribe, or, in the absence of such provision, as the board of directors of such corporation may determine. In the case of a Member that is a general or limited partnership, its Interest may be voted, in person or by proxy, by such Person as is designated by such Member. In the case of a Member that is another limited liability company, its Interest may be voted, in person or by proxy, by such Person as is designated by the operating agreement of such other limited liability company, or, in the absence of such designation, by such Person as is designated by the limited liability company.

5.15 Limitation of Liability; Indemnification.

(a) Limitation. No Person shall be liable to the Company or its Members for any loss, damage, liability or expense suffered by the Company or its Members on account of any action taken or omitted to be taken by such Person as a Manager or officer of the Company or by such Person while serving at the request of the Company as a director, manager, officer or in any other comparable position of any Other Enterprise, if such Person discharges such Person’s duties in good faith, exercising the same degree of care and skill that a prudent person would have exercised under the circumstances in the conduct of such prudent person’s own affairs, and in a manner such Person reasonably believes to be in the best interest of the Company. A Manager’s or officer’s liability hereunder shall be limited only for those actions taken or omitted to be taken by such Manager or officer in the discharge of such Manager’s or officer’s obligations for the management of the business and affairs of the Company. The provisions of this subsection are not intended to limit the liability of any Manager or officer for any obligations of such Manager or officer undertaken in this Agreement in such Manager’s or officer’s capacity as a Member.

(b) Right to Indemnification. The Company shall indemnify each Person who has been or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or appellate (regardless of whether such action, suit or proceeding is by or in the right of the Company or by third parties) by reason of the fact that such Person is or was a Member, officer or Manager of the Company, or is or was serving at the request of the Company as a director, manager, officer or in any other comparable position of any Other Enterprise against all liabilities and expenses, including, without limitation, judgments, amounts paid in settlement, attorneys’ fees, excise taxes or penalties, fines and other expenses, actually and reasonably incurred by such Person in connection with such action, suit or proceeding (including, without limitation, the investigation, defense, settlement or appeal of such action, suit or proceeding); provided, however, that the Company shall not be required to indemnify or advance expenses to any Person from or on account of such Person’s conduct that was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct; provided, further, that the Company shall not be required to indemnify or advance expenses to any Person in connection with an action, suit or proceeding initiated by such Person unless the initiation of such action, suit or proceeding was authorized in advance by the Management Committee; provided, further, that a Manager or officer shall be indemnified hereunder only for those actions taken or omitted to be taken by such Manager or officer in the discharge of such Manager’s or officer’s obligations for the management of the business and affairs of the Company (or of any Other Enterprise at the request of the Company) and that the provisions of this Section 5.15 are not intended to extend indemnification to any Manager or officer for any obligations of such Manager or officer undertaken in this Agreement in such Manager’s or officer’s capacity as a Member. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or under a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that such Person’s conduct was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

(c) Enforcement of Indemnification. In the event the Company refuses to indemnify any Person who may be entitled to be indemnified or to have expenses advanced under this Section 5.15, such Person shall have the right to maintain an action in any court of competent jurisdiction against the Company to determine whether or not such Person is entitled to such indemnification or advancement of expenses hereunder. If such court action is successful and the Person is determined to be entitled to such indemnification or advancement of expenses, such Person shall be reimbursed by the Company for all fees and expenses (including attorneys’ fees) actually and reasonably incurred in connection with any such action (including, without limitation, the investigation, defense, settlement or appeal of such action).

(d) Advancement of Expenses. Expenses (including attorneys’ fees) reasonably incurred in defending an action, suit or proceeding, whether civil, criminal, administrative, investigative or appellate, shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Person to repay such amount if it shall ultimately be determined that such Person is not entitled to indemnification by the Company. In no event shall any advance be made in instances where the Management Committee or independent legal counsel reasonably determines that such Person would not be entitled to indemnification hereunder.

(e) Non-Exclusivity. The indemnification and the advancement of expenses provided by this Section 5.15 shall not be exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, or any agreement, vote of Members, policy of insurance or otherwise, both as to action in their official capacity and as to action in another capacity while holding their respective offices, and shall not limit in any way any right that the Company may have to make additional indemnifications with respect to the same or different Persons or classes of Persons. The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 5.15 shall continue as to a Person who has ceased to be a Member, officer or Manager of the Company, and as to a Person who has ceased serving at the request of the Company as a director, officer or in any other comparable position of any Other Enterprise and shall inure to the benefit of the heirs, executors and administrators of such Person.

(f) Insurance. Upon the approval of the Management Committee, the Company may purchase and maintain insurance on behalf of any Person who is or was a Member, Manager, officer, agent or employee of the Company, or is or was serving at the request of the Company as a director, manager, officer or in any other comparable position of any Other Enterprise, against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person’s status as such, whether or not the Company would have the power, or the obligation, to indemnify such Person against such liability under the provisions of this Section 5.15.

(g) Amendment and Vesting of Rights. Notwithstanding any other provision of this Agreement, the terms and provisions of this Section 5.15 shall not be amended or repealed and the rights to indemnification and advancement of expenses created hereunder shall not be changed, altered or terminated except by the Members in accordance with Section 9.9. The rights granted or created hereby shall be vested in each Person entitled to indemnification hereunder as a bargained for, contractual condition of such Person’s being or serving or having served as a Member, officer or Manager of the Company or serving at the request of the Company as a director, manager, officer or in any other comparable position of any Other Enterprise and, while this Section 5.15 may be amended or repealed, no such amendment or repeal shall release, terminate or adversely affect the rights of such Person under this Section 5.15 with respect to any act taken or the failure to take any act by such Person prior to such amendment or repeal or with respect to any action, suit or proceeding with respect to such act or failure to act filed after such amendment or repeal.

(h) Definitions. For purposes of this Section 5.15, references to:

(i) The “Company” shall include, in addition to the resulting or surviving limited liability company (or other entity), any constituent limited liability company (or other entity) (including any constituent of a constituent) absorbed in a consolidation or merger so that any Person who is or was a member or manager of such constituent limited liability company (or other entity), or is or was serving at the request of such constituent limited liability company (or other entity) as a director, officer or in any other comparable position of any Other Enterprise shall stand in the same position under the provisions of this Section 5.15 with respect to the resulting or surviving limited liability company (or other entity) as such Person would if such Person had served the resulting or surviving limited liability company (or other entity) in the same capacity;

(ii) “Other Enterprises” or “Other Enterprise” shall include, without limitation, any other limited liability company, corporation, partnership, joint venture, trust or employee benefit plan, but shall not include an Incomplete Project Company;

(iii) “fines” shall include any excise taxes assessed against a person with respect to an employee benefit plan;

(iv) “defense” shall include investigations of any threatened, pending or completed action, suit or proceeding as well as appeals thereof and shall also include any defensive assertion of a cross-claim or counterclaim; and

(v) “serving at the request of the Company” shall include any service as a director, manager, officer or in any other comparable position that imposes duties on, or involves services by, a Person with respect to an employee benefit plan, its participants, or beneficiaries; and a Person who acted in good faith and in a manner such Person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted “in the best interest of the Company” as referred to in this Section 5.15.

(i) Severability. If any provision of this Section 5.15 or the application of any such provision to any Person or circumstance is held invalid, illegal or unenforceable for any reason whatsoever, the remaining provisions of this Section 5.15 and the application of such provision to other Persons or circumstances shall not be affected thereby and, to the fullest extent possible, the court finding such provision invalid, illegal or unenforceable shall modify and construe the provision so as to render it valid and enforceable as against all Persons and to give the maximum possible protection to Persons subject to indemnification hereby within the bounds of validity, legality and enforceability. Without limiting the generality of the foregoing, if any Member, officer or Manager of the Company or any Person who is or was serving at the request of the Company as a director, manager, officer or in any other comparable position of any Other Enterprise, is entitled under any provision of this Section 5.15 to indemnification by the Company for some or a portion of the judgments, amounts paid in settlement, attorneys’ fees, ERISA excise taxes or penalties, fines or other expenses actually and reasonably incurred by any such Person in connection with any threatened, pending or completed action, suit or proceeding (including, without limitation, the investigation, defense, settlement or appeal of such action, suit or proceeding), whether civil, criminal, administrative, investigative or appellate, but not, however, for all of the total amount thereof, the Company shall nevertheless indemnify such Person for the portion thereof to which such Person is entitled.

5.16 Contracts with Members, Managers, or Their Affiliates. Subject to Section 5.6 of this Agreement, the Company will be permitted to enter into contracts or transactions with its Members, Managers or their Affiliates and no contract or transaction between the Company and one of its Members, Managers or their Affiliates or between the Company and any Person in which one of its Members, Managers or their Affiliates is a director, manager or officer, or has a financial interest, shall be subject to challenge by the Company or a Member, or void or voidable, solely for this reason; provided that (i) to the extent prohibited by the Holdings LLC Agreement, the Company may not cause Holdings or any of its direct or indirect subsidiaries to enter into any material amendment to, or any new or replacement of, any

Project Document with an Affiliate of the Company or any Member or Affiliate thereof, and (ii) without the consent of the Super-Majority of the Management Committee, the Company may not enter into, or cause Holdings or any of its direct or indirect subsidiaries to enter into, any material amendment to any Project Agreement which is with a Member or an Affiliate of any Member or any new or replacement Project Document which would be material to the applicable Project with any Member or Affiliate of any Member other than an extension, renewal or replacement of an existing Project Document with such Member or Affiliate thereof on substantially the same terms.

5.17 Other Business Ventures. Subject to the terms of the build-out agreements between Holdings, Gamesa and each Project Company, any Member or Manager may engage in, or possess an interest in, other business ventures of every nature and description, independently or with others, whether or not similar to or in competition with the business of the Company, and neither the Company nor the Members shall have any right by virtue of this Agreement in or to such other business ventures or to the income or profits derived therefrom. Neither the Members nor the Managers shall be required to devote all of their time or business efforts to the affairs of the Company, but shall devote so much of their time and attention to the Company as is reasonably necessary and advisable to manage the affairs of the Company to the best advantage of the Company.

5.18 Incomplete Project Managing Member.

(a) Gamesa is hereby appointed by the Members as the “Incomplete Project Managing Member” for Construction Borrower HoldCo, Minonk and Senate (each an “Incomplete Project Company”) and shall serve as the Incomplete Project Managing Member with respect to each Incomplete Project Company, regardless of any Transfer by Gamesa of its Interests in the Company, until such time as such Incomplete Project Company ceases to be an Incomplete Project Company. Construction Borrower HoldCo shall remain an Incomplete Project Company until such time as Construction Borrower HoldCo is transferred or distributed to Gamesa. Minonk or Senate shall cease to be an Incomplete Project Company upon the earlier of (i) the applicable Funding Date on which the capital contributions under Section 2.4(a) or (b) of the ECCA, as applicable, for such Incomplete Project Company have been made, (ii) if a Non-Completion Distribution Event shall have occurred with respect to such Incomplete Project Company, the date such Incomplete Project Company is sold pursuant to this Section 5.18, (iii) the date on which all required capital contributions are made to the Company in connection with any transaction with respect to such Incomplete Project Company contemplated by Section 5.18(b) below, and (iv) the date on which the ECCA and MIPSA 1 terminate (or the commitment therein expires) with respect to such Incomplete Project Company without such Incomplete Project Company being acquired by Holdings (directly or indirectly) pursuant to Section 2.3 of the ECCA. Notwithstanding anything herein to the contrary, the Incomplete Project Managing Member shall, subject to the limitations in MIPSA 1, the ECCA, Holdings LLC Agreement, or Section 5.6 hereof, have full power and authority of the Company necessary to conduct, direct and exercise control over all activities of an Incomplete Project Company and to manage and administer the completion of construction of the Project owned thereby, and to cause to be done any and all acts considered by the Incomplete Project Managing Member to be necessary or appropriate to cause the Incomplete Project Company to satisfy the funding conditions in Section 6.4 of the ECCA and Section 5.1 of MIPSA 1, in all cases at the sole cost and expense of the Incomplete Project Managing Member; provided, however, that in no case shall the Incomplete Project Managing Member have any right or authority to (i) obligate in any manner any Subject Company other than the Incomplete Project Companies, or (ii) encumber any equity in or assets of any Subject Company, other than the equity in and assets of the Incomplete Project Companies under the Construction Financing.

(b) If a Non-Completion Distribution Event occurs with respect to an Incomplete Project Company, then, subject to the terms of the Transaction Documents, the Company shall pay to Holdings the Non-Completion Payment Amount using funds provided by the Incomplete Project Managing Member and cause Holdings to distribute the membership interests in the affected Incomplete Project Company(ies) to the Company. The Members and Gamesa (as the Incomplete Project Managing Member) shall promptly meet to discuss in good faith how to complete the Project owned by the Incomplete Project Company or satisfy the unsatisfied conditions to the applicable Funding Date (other than Section 5.1(k)(ii) of the MIPSA 1) or otherwise consummate the transaction contemplated by MIPSA 1 and this Agreement on terms mutually satisfactory to the Members and Gamesa so as to allow the Company to continue to hold such Incomplete Project Company directly or through an entity other than Holdings. If the parties agree to restructure the transaction they shall negotiate in good faith amendments to this Agreement and, as applicable, the MIPSAs.

(c) If the Members cannot agree to restructure the transaction and MIPSA 1 is terminated with respect to such Incomplete Project Company, then Gamesa shall, for a period of sixty (60) days following such Non-Completion Distribution Event (or such longer period as shall be reasonably necessary to obtain all required governmental permits or approvals), have the exclusive right to sell to any Person the Incomplete Project Company for the then-current fair market value (as determined by Gamesa in its sole and good faith discretion) to any Person on an “as is, where is” basis; provided, that the Company shall not make any representations or warranties or have any residual liabilities with respect to such sale and any such sale shall be made subject to the lien of the Permitted Indebtedness.

(d) Notwithstanding anything herein to the contrary, (i) all Available Cash from such Incomplete Project Company and the net sales proceeds from the sale of such Incomplete Project Company shall, subject to the next sentence, be distributed to Gamesa after reduction for a cash distribution to each Member (other than Gamesa) equal to the then highest applicable federal and state income tax rates multiplied by the allocation of any income or gain to the Members as provided in clause (ii) of this Section 5.18(d) and (ii) all items of income, gain, loss, deduction and credit with respect to such Incomplete Project Company shall be allocated to the Members in accordance with their respective Percentage Interests; provided that, prior to the payment called for under (i) above, the Company shall: (A) first make the payments required to be made by Gamesa to Algonquin under Section 2.7 of MIPSA 1 directly to Algonquin, and (B) second reimburse the Incomplete Project Managing Member for amounts the Incomplete Project Managing Member funded to the Company pursuant to the first sentence of Section 5.18(b) (together with interest thereon) to enable the Company to pay the Non-Completion Payment Amount to Holdings pursuant to Section 2.5 of the ECCA, such amounts payable under (A) and (B) above, to be paid out of amounts otherwise distributable to Gamesa under clause (i) of this Section 5.18(d) and, to the extent of such payment, the Company shall be regarded as having satisfied its obligation to make the distribution to Gamesa under clause (i) of this Section 5.18(d).

(e) If the proceeds from the sale contemplated in Section 5.18(d) above would not be sufficient to fully satisfy Gamesa’s obligations to Algonquin under Section 2.7 of MIPSA 1, then Gamesa will simultaneously (and as a condition to such sale) remit the outstanding balances due to Algonquin.

(f) Gamesa’s rights and obligations under this Section 5.18 shall not be conveyed to any transferee of all or any portion of its Interest. In the case of a Transfer of all of its Interests, Gamesa shall remain a Member of the Company with no Percentage Interest or right to distribution (other than as the Capacity Payment Member) or to appoint a Manager or otherwise vote on any action of the Company except, in each case, such rights as are provided in this Section 5.18 or in Section 9.9. The provisions in this Section 5.18 and the provisions of the Holdings LLC Agreement dealing with an Incomplete Project Company shall not be amended or modified in any way without the prior written consent of Gamesa and are the exclusive means to address the disposition of an Incomplete Project Company, except as otherwise provided in the MS Construction Financing Documents.

(g) The Members acknowledge and agree that the Company and each Member would be irreparably damaged if any of the provisions of this Section 5.18 are not performed in accordance with their specific terms and that any breach of this Section 5.18 by Gamesa could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which the Company or any Member may be entitled, at law or in equity, it shall, subject to any applicable law which cannot be waived or modified by contract, be entitled to enforce this Section 5.18 by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Section 5.18, without posting any bond or other undertaking.

(h) If an Incomplete Project Company is distributed and sold under this Section 5.18 and the contributions and distributions incident to such transaction cause the respective Capital Accounts of the Members to not match their respective Percentage Interests, the Company shall effect a Revaluation so that the Capital Accounts are adjusted so as to be in proportion to the respective Percentage Interests.

(i) Notwithstanding any other provision of this Agreement, but without limiting any rights or obligations among Algonquin, Gamesa and their respective Affiliates under any other agreement, the Incomplete Project Managing Member shall have sole responsibility with respect to compliance by each Subject Company of the obligations thereof under or related to the Construction Financing and MS Construction Financing Documents, and no Subject Company nor any Member, Affiliate thereof, nor manager or officer thereof, nor Gamesa shall have any duty, obligation, or liability to any other Subject Company, Member, Affiliate thereof, or Gamesa in respect thereof, or for the financial condition or other obligations of any Incomplete Project Company.

5.19 Applicable Capacity Transactions. The Company shall have the full and exclusive power and authority to (or to cause the applicable Project Company or any third party to) arrange and enter into any agreement or transaction for the sale of Applicable Capacity and to take such actions required to be taken by the Company or such Project Company to effectuate such sale; provided, however, that the Company shall (and shall cause any third party to which the Company may delegate such authority to) reasonably consult with the Capacity Payment Member with regard to any sale of Applicable Capacity and reasonably cooperate, at the sole expense of the Capacity Payment Member, with any efforts of the Capacity Payment Member to fully realize the value of the Applicable Capacity. The Company shall not be obligated to, and shall not be obligated to cause any Subject Company to, enter into any agreement or transaction to secure Applicable Capacity Payments if entering into or performing such agreement or transaction (a) would reduce amounts that otherwise would be received by a Project Company in respect of energy sales; (b) would negatively impact the Project Company’s ability to perform its obligations under its energy hedge or other agreements; or (c) is not approved in accordance with the Holdings LLC Agreement. The Capacity Payment Member shall be solely responsible for providing any and all credit support required to be provided in connection with any Applicable Capacity transaction.

5.20 Distribution of Construction Borrower HoldCo. Notwithstanding anything to the contrary in this Agreement, immediately after full satisfaction of the MS Construction Financing prior to a Non-Completion Distribution Event, the Company will cause: (i) Construction Borrower HoldCo to distribute 100% of the membership interests in Senate and Minonk to Holdings, (ii) Holdings to distribute 100% of the membership interests in Construction Borrower HoldCo to the Company; and (iii) the Company to distribute or transfer to Gamesa 100% of the membership interests in Construction Borrower HoldCo. This Section 5.20 will not apply to an Incomplete Project Company that is the subject of a Non-Completion Distribution Event.

ARTICLE VI

ACCOUNTING AND BANK ACCOUNTS

6.1 Fiscal Year. The fiscal year and taxable year of the Company shall end on December 31 of each year, unless a different year is required by the Code.

6.2 Books and Records. At all times during the existence of the Company, the Company shall cause to be maintained full and accurate books of account for each Subject Company, which shall reflect all Subject Company transactions and be appropriate and adequate for the such Subject Company’s business. The books and records of each Subject Company shall be maintained at the principal office of such Subject Company. Each Member (or such Member’s designated representative) shall have the right during ordinary business hours and upon reasonable notice to inspect and copy (at such Member’s own expense) all books and records of the Subject Companies.

6.3 Tax Returns; Financial Statements; Operating Reports. Within ninety (90) days after the end of each fiscal year, or as soon as reasonably practicable thereafter, there shall be prepared and delivered to each Member all information with respect to the Company necessary for the preparation of the Members’ Federal and state income tax returns, as well as annual financial statements. In addition, the Managers shall cause the Company to cause Holdings to (i) deliver to each Member copies of each financial statement and monthly or quarterly operating report delivered by Holdings to the Class A Members or to any counterparty to any hedge agreements of any Project Company and (ii) to the extent not covered by clause (i) of this Section 6.3, prepare and deliver to each member quarterly operating reports containing reasonably detailed information regarding the operation, maintenance and modifications to the Projects.

6.4 Tax Returns and Elections; Tax Matters Member.

(a) The Company shall cause to be prepared and timely filed all Federal, state and local income tax returns or other returns or statements required by applicable law. The Company shall, subject to Section 6.4(b) below, claim all deductions and make such elections for federal or state income tax purposes that the Management Committee reasonably believes will produce the most favorable tax results for the Members. Algonquin is hereby designated as the Company’s “Tax Matters Member,” to serve with respect to the Company in the same capacity as a “tax matters partner” as defined in the Code, and in such capacity is hereby authorized and empowered to act for and represent the Company and each of the Members before the Internal Revenue Service in any audit or examination of any Company tax return and before any court selected by the Members for judicial review of any adjustment assessed by the Internal Revenue Service; provided, that the Tax Matters Member may not make any election which is not permitted under Section 8.6 of the Holdings LLC Agreement or take any action which would not be permitted under Section 8.7 of the Holdings LLC Agreement. Algonquin does hereby accept such designation. The Members specifically acknowledge, without limiting the general applicability of this Section, that the Tax Matters Member shall not be liable, responsible or accountable in damages or otherwise to the Company or any Member with respect to any action taken by it in good faith in its capacity as a “Tax Matters Member.” All out-of-pocket expenses incurred by the Tax Matters Member in the capacity of “Tax Matters Member” shall be considered expenses of the Company for which the Tax Matters Member shall be entitled to full reimbursement.

(b) The Company shall not elect out of bonus depreciation on the Projects; provided, however, that if (i) a Change in Tax Law (as defined in the Holdings LLC Agreement) occurs that increases the bonus depreciation percentage to a percentage that is greater than 50% (the “High Bonus Percentage”), (ii) the High Bonus Percentage is available for a Project, (iii) the Class A Equity Investors do not agree under clause (iv) of Section 2.6 of the Equity Capital Contribution Agreement that the Class A Equity Investors will utilize a greater amount of Assumed Tax Benefits (as defined in the Equity Capital Contribution Agreement) as result of such Change in Tax Law and (iv) an election is permitted to elect bonus depreciation at a percentage rate that is lower than the High Bonus Percentage but equal to or greater than 50% (the “Lower Bonus Percentage Election”), then the Company shall, at the written direction of Gamesa, cause the Manager of Holdings to make a High Bonus Percentage election or a Lower Bonus Percentage Election; provided, that, Gamesa will not be permitted to make or cause the Manager of Holdings to make an election that would adversely impact Algonquin (as compared to the situation Algonquin was in prior to the Change in Tax Law). Gamesa rights under this Section 6.4(b) are personal to Gamesa and shall remain with Gamesa regardless of any transfer by Gamesa of its Interest.

6.5 Section 754 Election. In the event a distribution of Company assets occurs that satisfies the provisions of Section 734 of the Code or in the event a transfer of an Interest occurs that satisfies the provisions of Section 743 of the Code, upon the determination of the Management Committee, the Company shall elect, pursuant to Section 754 of the Code, to adjust the basis of the Property to the extent allowed by such Section 734 or 743 and shall cause such adjustments to be made and maintained.

6.6 Bank Accounts. All funds of the Company shall be deposited in a separate bank, money market or similar account(s) approved by the Management Committee and in the Company’s name. Withdrawals therefrom shall be made only by persons authorized to do so by the Management Committee.

ARTICLE VII

TRANSFERS OF INTERESTS AND EVENTS OF WITHDRAWAL

7.1 General Restrictions. No Person may Transfer all or any part of an Interest other than in accordance with this Article VII. Without limiting the other provisions of this Article VII, Gamesa shall not Transfer its Interest prior to the time that the Funding Date for each of Senate and Minonk has occurred, unless Gamesa Corporación Tecnológica, S.A. provides to the Company and Algonquin (a) written confirmation that the Gamesa Parent Guarantee shall remain in full force and effect or (b) a replacement guarantee, in form and substance acceptable to Algonquin, of all remaining capital contribution obligations under Section 3.1 of this Agreement other than those of Algonquin (or its successors). A permitted Transfer shall be effective as of the date specified in the instruments relating thereto. Any Transferee desiring to make a further Transfer shall become subject to all of the provisions of this Article VII to the same extent and in the same manner as any Person desiring to make any Transfer.

7.2 Permitted Transfers.

(a) Subject to Section 7.1 above, a Transfer of all or part of an Interest shall be permitted if, and only if, the Transfer and Transferor, as applicable, satisfy each of the following conditions:

(i) such Transfer would not result in a violation of applicable law, including any federal or state securities laws, except as would not adversely affect any Subject Company or Member of the Company;

(ii) such Transfer would not cause: (A) the Company to lose its status as a partnership that is not a publicly-traded company for federal income tax purposes; (B) a tax termination of the Company pursuant to Code § 708(b)(1)(B), unless the Transferor and transferee agree to indemnify the other Members for any and all adverse tax consequences of such tax termination in a manner reasonably acceptable to each other Member; (C) the Company to become subject to the Investment Company Act of 1940; (D) the disallowance of any PTCs or other tax benefits otherwise accruing to any Subject Company; or (E) any assets of any Subject Company to be treated as tax-exempt use property under Section 168(h) of the Code;

(iii) such Transfer would not result in Members losing their limited liability under the Act;

(iv) such Transfer would not cause the Company to become subject to

ERISA;

(v) such Transfer would not violate or result in a violation of the Holdings LLC Agreement, without giving effect to any waiver of any Person (other than the Company) thereunder, except as would not adversely affect any Subject Company or Member of the Company;

(vi) such Transfer shall not effect a release of the Transferor from any liabilities to the Company or the other Members arising from events occurring prior to or in connection with the Transfer;

(vii) such Transfer shall not result in any Project Company ceasing to be an Exempt Wholesale Generator, or ceasing to hold market-based rate authorization together with the blanket authorizations and waivers of FERC regulations associated therewith, or becoming subject to cost-of-service electricity rate regulation by FERC;

(viii) all consents, approvals and licenses and permits with respect to such Transfer shall have been obtained (including any approval of FERC under Section 203 of the Federal Power Act that any Subject Company or any party to a Transfer requires); and

(ix) such Transferor has delivered a favorable opinion in form and substance satisfactory to each other Member from counsel satisfactory to such Members as to the matters referred to in clauses (i), (ii), (iii), (iv), (v), (vii) and (viii) above or other evidence reasonably acceptable to such Members as to the matters referred to in such clauses.

Any assignee of an Interest as allowed by this Section 7.2 who does not become a Substitute Member as provided in Section 7.3 (a “Transferee”) shall not be a full Member and shall not have any right to vote as a Member or to participate in the management of the business and affairs of the Company, such right to vote such Interest and to participate in the management of the business and affairs of the Company shall terminate. The Transferee shall, however, be entitled to distributions and allocations of the Company, as provided in Article IV of this Agreement, attributable to the Interest that is the subject of the Transfer to such Transferee.

(b) Notwithstanding anything to the contrary set forth in this Agreement, any Member may pledge and/or mortgage any and all of its Interests as security for borrowed money lent to such Member or any of its Affiliates so long as the instrument creating such encumbrance provides that any Transfer upon foreclosure of such encumbrance (or Transfer in lieu of such foreclosure) must otherwise comply with the requirements set forth in (i) through (ix) of Section 7.2(a) of this Agreement.

(c) The Transferor and transferee of an Interest shall be obligated to pay or reimburse the Company and each Member for all reasonable costs and expenses incurred by the Company and such Members in connection with the Transfer and admission of the transferee, within ten (10) days of receipt of an invoice therefor (whether prior to, simultaneously with or at any time after the Transfer). The Company and each Member shall use reasonable efforts to provide to the Transferor and transferee, at such time as they may request reasonably in advance, an invoice for such costs and expenses incurred prior to such time.

(d) Any Transfer or purported Transfer of an Interest by a Member in violation of the terms of this Agreement shall be null and void and of no effect. Without limiting the foregoing, all Distributions and other amounts otherwise payable hereunder to any holder of an Interest or Transferor thereof shall be subject to set-off by the Company, for reimbursement and payment to the Company and the other Members, for any costs and damages incurred by the Company or such Members, respectively, as a result of any violation of the terms of this Agreement in connection with the Transfer of such Interest, without limiting any other rights or remedies of the Company or of any other Members.

7.3 Substitute Members. No assignee of all or part of a Member’s Interest shall become a Member in place of the Transferor (a “Substitute Member”) unless and until:

(a) The Transferor has stated such intention in the instrument of assignment;

(b) The transferee has executed an instrument accepting and adopting the terms and provisions of this Agreement; and

(c) The Transferor or transferee has paid all reasonable expenses of the Company in connection with the admission of the transferee as a Substitute Member which are submitted at least twenty-four (24) hours prior to the Transfer Date.

Upon satisfaction of all of the foregoing conditions with respect to a transferee, the Management Committee shall cause this Agreement to be duly amended to reflect the admission of the transferee as a Substitute Member.

7.4 Effect of Admission as a Substitute Member. Unless and until admitted as a Substitute Member pursuant to Section 7.3, a Transferee shall not be entitled to exercise any rights of a Member in the Company, including the right to vote, grant approvals or give consents with respect to such Interest, the right to require any information or accounting of the Company’s business or the right to inspect the Company’s books and records, but a Transferee shall only be entitled to receive, to the extent of the Interest transferred to such Transferee, the Distributions to which the Transferor would be entitled. A Transferee who has become a Substitute Member has, to the extent of the Interest transferred to such Transferee, all the rights and powers of the Member for whom such Transferee is substituted and is subject to the restrictions and liabilities of a Member under this Agreement and the Act.

7.5 Additional Members and Interests. Additional Members may be admitted to the Company (other than pursuant to Section 7.3) and additional Interests may be issued only upon the consent of a unanimous consent of the Members. Whenever any additional Member is admitted to the Company, or any additional Interests are issued in accordance with this Section 7.5, the Percentage Interest of each Member outstanding immediately prior to such admission or issuance shall be decreased proportionately, as appropriate, to maintain the aggregate Percentage Interests of all of the Members at one hundred percent (100%). The

Management Committee shall cause Schedule A to this Agreement to be amended to reflect any adjustment in the Percentage Interests of the Members in accordance with this Section 7.5.

7.6 Redemption of Interests. Any Interest of a Member (a “Redeemed Member”) may be redeemed by the Company, by purchase or otherwise, only upon the consent of the holder of such Interest and the approval of the holders of a majority of the Percentage Interests not then held by the Redeemed Member or by any Affiliate thereof. Whenever any Interest is redeemed by the Company in accordance with this Section 7.6, the Percentage Interest of each Member outstanding immediately following such redemption shall be increased proportionately, as appropriate. The Management Committee shall cause Schedule A to this Agreement to be amended to reflect any adjustment in the Percentage Interests of the Members in accordance with this Section 7.6.

7.7 Withdrawal. Except as otherwise provided in this Agreement, no Member shall be entitled to: (a) voluntarily withdraw or resign from the Company; or (b) withdraw any part of such Member’s capital contributions from the Company; or (c) demand the return of such Member’s capital contributions.

7.8 Sale-Purchase Rights.

(a) Notwithstanding the other provisions of this Article VII, if Members holding an aggregate of forty percent (40%) or more of the Percentage Interests of all Members desire to transfer (whether by sale, merger or otherwise) all of the Interests in the Company to any Person that is not an Affiliate of any such Member (a “Third Party”) in an arm’s-length transaction at any time on or after January 1, 2022, then such Members will have the right (the “Sell Right”) to require all Members to sell their Interests in the Company to the Third Party pursuant to the terms hereof and on the same terms and conditions as such Members (any such transaction being a “Compelled Sale”); provided, however, that the Sell Right shall not apply unless the value of the cash consideration to be received in connection with such Compelled Sale on a Percentage Interest basis is equal to or exceeds the aggregate amount directly or indirectly paid (whether in the form of purchase price or contributions) by each Member, on a Percentage Interest basis, for such Member’s Interest. The aggregate consideration from such Compelled Sale shall be distributed among the Members in accordance with Section 4.2(d) of this Agreement.

(b) To exercise the Sell Right, the exercising party shall give each Member a written notice (the “Sale Notice”), on a date not less than forty-five (45) days prior to the closing date of the Compelled Sale, containing: (i) the name and address of the Third Party; and (ii) the proposed purchase price, terms of payment, the expected closing date and other material terms and conditions of the Compelled Sale, and each Member hereby agrees to keep all such information confidential. Unless one or more Members timely exercise the Purchase Right (defined below), then, subject to receipt of all required governmental approvals, (i) each Member shall be required to sell and transfer its Interests to the Third Party upon the terms and conditions of the Compelled Sale; and (ii) each Member agrees to take such steps as are reasonably necessary to enable it to comply with the provisions of this Section 7.8 and to facilitate the exercising parties’ exercise of the Sale Right.

(c) Any Member (or more than one Member, acting collectively) (the “Purchasing Members”) will have the right (the “Purchase Right”), exercisable by delivery of written notice to each Member no later than thirty (30) days following the delivery of a Sale Notice (the “Purchase Notice”), to require all Members to sell their Interests in the Company to the Purchasing Members pursuant to the terms of the Compelled Sale (the “Preemptive Purchase”); provided, however, that (i) the Purchasing Members shall be obligated to consummate such transaction prior to the later of (A) the date specified in the terms and conditions of the Compelled Sale, and (B) the date that is ninety (90) days following the delivery of the Sale Notice (or such longer period as shall be necessary to obtain any required governmental approvals, provided that the Purchasing Members are diligently pursuing such approvals); and (ii) the aggregate consideration for such transaction shall exclude the amount that would have been paid to the Purchasing Members pursuant to the Compelled Sale, but all other Members shall receive the same consideration that such other Members would have received pursuant to the terms of the Compelled Sale.

(d) The closing of any Compelled Sale or Preemptive Purchase (the “Buy-Sell Closing”) shall occur on the date that is the fifth (5th) Business Day following satisfaction of all conditions thereto, at a location specified by the Third Party or Purchasing Members, respectively (in either case, the “Buy-Sell Buyer”). At such Buy-Sell Closing:

(i) The Buy-Sell Buyer shall pay the purchase price to the selling Members by wire transfer of immediately available funds;

(ii) Each selling Member shall assign in writing any and all of its rights, and the Buy-Sell Buyer shall assume in writing any and all obligations and liabilities of the selling Members, under this Agreement and the Projects Administration Agreement; provided, that each selling Member shall remain liable for any breach by such selling Member thereunder prior to the Buy-Sell Closing;

(iii) Each selling Member shall cause each of the Managers appointed by such selling Member under this Agreement which has not previously resigned in writing to resign, and each such Manager shall resign, in writing as Managers; and

(iv) Each selling Member shall convey or caused to be conveyed to the Buy-Sell Buyer legal title to such selling Member’s Interests, free and clear of all liens and encumbrances, other than those created pursuant to this Agreement. Except for the foregoing, the sale and transfer of a selling Member’s Interests to the Buy-Sell Buyer shall be on an “as is, where is” basis, without representations or warranties, expressed or implied, of any kind.

(e) If at the time of any Compelled Sale or Preemptive Purchase prior to the expiration of all time periods specified in the definition of Applicable Capacity in Section 1.1 hereof, a market exists for the sale of Applicable Capacity, then the Members exercising such Sell Right or the Purchasing Member, and the Capacity Payment Member shall meet to discuss whether the Capacity Payment Interest shall be included in such transaction and the consideration for and condition on which any such sale of the Capacity Payment Interest would be made. Neither party shall be obligated to include the Capacity Payment Interest in the Compelled Sale or Preemptive Purchase if the consideration and conditions offered are not acceptable to it (it being further understood that such sale would, unless otherwise agreed, be made without representation or warranty of any kind on behalf of the Capacity Payment Member other than that the Capacity Payment Interest is free of any lien or encumbrances attributable to it). A Compelled Sale or Preemptive Purchase may be consummated without inclusion of the Capacity Payment Interest therein, in which case the Capacity Payment Interest shall survive such Compelled Sale or Preemptive Purchase.

(f) For avoidance of doubt, the Interest of the Incomplete Project Managing Member as Incomplete Project Managing Member shall not be subject to the provisions of this Section 7.8.

7.9 Capacity Payment Interest. For avoidance of doubt, any Transfer by Gamesa (or any successor Capacity Payment Member) of all or any part of its Interest shall not include its Capacity Payment Interest unless the instruments relating to such Transfer expressly provide that the Capacity Payment Interest is being transferred.

ARTICLE VIII

DISSOLUTION AND TERMINATION

8.1 Events Causing Dissolution. The Company shall be dissolved upon the first to occur of the following events:

(a) Upon the approval of a Super-Majority of the Management Committee.

(b) Upon the entry of a decree of dissolution with respect to the Company by a court of competent jurisdiction.

(c) When the Company is not the surviving entity in a merger or consolidation under the Act.

8.2 Effect of Dissolution. Except with respect to the occurrence of an event referred to in Section 8.1(c), and except as otherwise provided in this Agreement, upon the dissolution of the Company, the Management Committee shall take such actions as may be required pursuant to the Act and shall proceed to wind up, liquidate and terminate the business and affairs of the Company. In connection with such winding up, the Management Committee shall have the authority to liquidate and reduce to cash (to the extent necessary or appropriate) the assets of the Company as promptly as is consistent with obtaining Fair Value therefor, to apply and distribute the proceeds of such liquidation and any remaining assets in accordance with the provisions of Section 8.3, and to do any and all acts and things authorized by, and in accordance with, the Act and other applicable laws for the purpose of winding up and liquidation.

8.3 Application of Proceeds. Upon dissolution and liquidation of the Company, the assets of the Company shall be applied and distributed in the order of priority set forth in Section 4.2.

ARTICLE IX

MISCELLANEOUS

9.1 Title to the Property. Title to the Property shall be held in the name of the Company. No Member shall individually have any ownership interest or rights in the Property, except indirectly by virtue of such Member’s ownership of an Interest. No Member shall have any right to seek or obtain a partition of the Property, nor shall any Member have the right to any specific assets of the Company upon the liquidation of or any distribution from the Company.

9.2 Nature of Interest in the Company. An Interest shall be personal property for all purposes.

9.3 Organizational Expenses. Each Member shall pay such Member’s own expenses incurred in connection with the creation and formation of the Company and review and negotiation of this Agreement.

9.4 Notices. Any notice, demand, request or other communication (a “Notice”) required or permitted to be given by this Agreement or the Act to the Company, any Member, or any other Person shall be sufficient if in writing and if hand delivered or mailed by registered or certified mail to the Company at its principal office or to a Member or any other Person at the address of such Member or such other Person as it appears on the records of the Company or sent by electronic mail transmission to the e-mail address of the recipient as such information appears on the records of the Company. All Notices that are mailed shall be deemed to be given when deposited in the United States mail, postage prepaid. All Notices that are hand delivered shall be deemed to be given upon delivery. All Notices that are given by electronic mail shall be deemed to be given upon receipt, it being agreed that the burden of proving receipt shall be on the sender of such Notice and such burden shall be satisfied by a transmission report generated by the sender’s e-mail transmitting device.

9.5 Waiver of Default. No consent or waiver, express or implied, by the Company or a Member with respect to any breach or default by another Member hereunder shall be deemed or construed to be a consent or waiver with respect to any other breach or default by such Member of the same provision or any other provision of this Agreement. Failure on the part of the Company or a Member to complain of any act or failure to act of another Member or to declare such other Member in default shall not be deemed or constitute a waiver by the Company or the Member of any rights hereunder.

9.6 No Third Party Rights. None of the provisions contained in this Agreement shall be for the benefit of or enforceable by any third parties, including, but not limited to, creditors of the Company; provided, however, the Company may enforce any rights granted to the Company under the Act, the Certificate, or this Agreement.

9.7 Entire Agreement. This Agreement, together with the Certificate, constitutes the entire agreement between the Members, in such capacity, relative to the formation, operation and continuation of the Company.

9.8 Confidentiality. Each Member agrees to keep confidential and, without the prior written consent of the Management Committee each Member agrees not to use (other than for purposes reasonably related to its Interest or for purposes of filing such Members’ tax returns or for other routine matters required by law) nor to disclose to any Person, any information or matter relating to the Subject Companies, the Management Committee, any other Member, or any of their respective Affiliates (other than disclosure to such Member’s employees, agents, advisors, or representatives responsible for matters relating to the Company (each such Person being hereinafter referred to as an “Authorized Representative”)); provided, however, that such Member and its Authorized Representatives may disclose any such information to the extent that (i) such information is required to be included in any report, statement or testimony required by law to be submitted to any municipal, state or national regulatory body having jurisdiction over such Member; (ii) such disclosure is required in connection with an audit by any taxing authority or (iii) such disclosure is required in order to comply with any law, order, regulation, ruling or rules of any stock exchange applicable to such Member or any of its Affiliates. Prior to any disclosure to any Authorized Representative, each Member shall advise such Authorized Representative of the obligations set forth in this Section 9.8.

9.9 Amendments to this Agreement.

(a) Except as otherwise provided herein, this Agreement shall not be modified or amended in any manner other than by the written agreement of all of the Members at the time of such modification or amendment.

(b) This Agreement may be amended by the Management Committee, without any execution of such amendment by the Members, in order to reflect the occurrence of any of the following events provided that all of the conditions, if any, contained in the relevant sections of this Agreement with respect to such event have been satisfied:

(i) an adjustment of the Percentage Interests of the Members upon making or failing to make a Capital Contribution (Section 3.2 hereof), upon the admission of an additional Member or issuance of an additional Interest (Section 7.5 hereof), or upon the redemption of an Interest (Section 7.6 hereof);

(ii) the modification of this Agreement to comply with the relevant tax laws pursuant to Sections 3.3 or 4.5(j) hereof; and

(iii) the admission of a Substitute Member (Section 7.3 hereof).

9.10 Severability. In the event any provision of this Agreement is held to be illegal, invalid or unenforceable to any extent, the legality, validity and enforceability of the remainder of this Agreement shall not be affected thereby and shall remain in full force and effect and shall be enforced to the greatest extent permitted by law.

9.11 Binding Agreement. Subject to the restrictions on the disposition of Interests herein contained, the provisions of this Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective heirs, personal representatives, successors and permitted assigns.

9.12 Headings. The headings of the Articles and Sections of this Agreement are for convenience only and shall not be considered in construing or interpreting any of the terms or provisions hereof.

9.13 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall constitute one agreement that is binding upon all of the parties hereto, notwithstanding that all parties are not signatories to the same counterpart.

9.14 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

9.15 Remedies. In the event of a default by any party in the performance of any obligation undertaken in this Agreement, in addition to any other remedy available to the non-defaulting parties, the defaulting party shall pay to each of the non-defaulting parties all costs, damages, and expenses, including reasonable attorneys’ fees, incurred by the non-defaulting parties as a result of such default. In the event that any dispute arises with respect to the enforcement, interpretation, or application of this Agreement and court proceedings are instituted to resolve such dispute, the prevailing party in such court proceedings shall be entitled to recover from the non-prevailing party all costs and expenses, including, but not limited to, reasonable attorneys’ fees, incurred by the prevailing party in such court proceedings.

[The remainder of this page is intentionally left blank. Signature page to follow.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

ALGONQUIN POWER FUND (AMERICA) INC., a Delaware corporation

By:	/s/ Christopher K. Jarratt
Name: Christopher K. Jarratt
Title: Authorized Signing Officer

By:	/s/ Ian E. Robertson
Name: Ian E. Robertson
Title: Authorized Signing Officer

[Signature Page to Second Amended and Restated SponsorCo LLC Agreement]

GAMESA ENERGY USA, LLC, a Delaware limited liability Company

By:	/s/ Jiddu Tapia
Name: Jiddu Tapia
Title: Chief Development Officer

[Amended and Restated Operating Agreement of Wind Portfolio SponsorCo]

SCHEDULE A

Name and Address of Member	Percentage Interest

Algonquin Power Fund (America) Inc.	58.75%

GAMESA Energy USA, LLC	41.25%

GAMESA Energy USA, LLC	0% as the Capacity Payment Member

GAMESA Energy USA, LLC	0% as the Incomplete Project Member

EXHIBIT L

INDEPENDENT ENGINEER’S CERTIFICATE (SANDY RIDGE)

[See Attached]

INDEPENDENT ENGINEER’S CERTIFICATE

(FIRST FUNDING DATE)

June 29, 2012

To those Addressees listed on

Exhibit A, attached hereto

Re:	Sandy Ridge Wind Project

Independent Engineer’s Certificate – First Funding Date

Ladies and Gentlemen:

The undersigned, a duly authorized representative of Garrad Hassan America Inc., in its capacity as independent engineer (“Independent Engineer”), hereby provides this letter with respect to that certain Sandy Ridge Wind Project, a 50-megawatt wind generating facility consisting of 25 Wind Turbines located along a ridgeline in Centre & Blair Counties, near Tyrone, Pennsylvania, which is roughly halfway between Philadelphia and Pittsburgh (the “Project”) in accordance with: (i) Section 6.2(e) of that certain Equity Capital Contribution Agreement (the “ECCA Agreement”), dated as of March 8, 2012, among JPM Capital Corporation, Morgan Stanley Wind LLC, and Gear Wind LLC (Morgan Stanley Wind LLC and Gear Wind LLC, together with JPM Capital Corporation, the “Class A Equity Investors”), Gamesa Energy USA, LLC, Wind Portfolio SponsorCo, LLC, Wind Portfolio MemberCo, LLC and Wind Portfolio Holdings, LLC; and (ii) Section 1.1(d) of Annex C to that certain ISDA Schedule to that certain 1992 ISDA Master Agreement (Multicurrency-Cross Border) (together with the ISDA Master Agreement, each of the schedules, annexes and exhibits thereto and the “Transaction Confirmation” entered into in connection therewith, the “Commodity Hedge Agreement”) dated as of March 8, 2012 between J.P. Morgan Ventures Energy Corporation (“ Hedge Provider” ) and Sandy Ridge Wind, LLC, Capitalized terms used and not otherwise defined herein have the respective meanings assigned thereto in the ECCA Agreement.

Independent Engineer acknowledges that: (i) the Class A Equity Investors, in performing their First Funding Date obligations pursuant to Article II of the ECCA Agreement, and (ii) the Hedge Provider, in assessing whether the Commercial Operations Date under and agreed in the Commodity Hedge Agreement has been achieved, will each be relying on this certificate and the opinions set forth herein.

Independent Engineer certifies that as of the date first stated above:

1.	We have reviewed certificates, construction, work performed, financial models and other information in accordance with the Scope of Work set forth in GL GH Work Order No. 701205-01 (Sandy Ridge Project) under Master Services Agreement 40769/AP/01. Our review was performed in accordance with generally accepted engineering practices consisting of walkthroughs of the Site, observation of installed equipment and material, observation of work procedures, and review of “QA” and “QC” reports.

Sandy Ridge
Independent Engineer Certificate (Annex 9-A)
Garrad Hassan America, Inc.
9665 Chesapeake Drive, Suite 435
San Diego, CA 92123

2.	Based on the scope of our engagement, our review of the aforementioned information, and of data provided to us by others, which data we have not independently verified, we are of the opinion that:

a.	For each Wind Turbine in the Project, the “Turbine Mechanical Completion Certificate,” as defined in the Turbine Supply Agreement for the Project, was delivered by the Project and accepted by the Turbine Supplier;

b.	Schedule 1 hereto sets forth a list of the dates on which the Project executed and accepted Turbine Commissioning Certificates (TSA Exhibit N-1) for each Wind Turbine in the Project;

c.	For each Wind Turbine in the Project, the “Turbine Commissioning Certificate,” as defined in the Turbine Supply Agreement for the Project, was issued and executed by the Turbine Supplier and was delivered to and accepted by the Project;

d.	The Project has reached Substantial Completion, as defined in the Balance of Plant Agreements and the Turbine Supply Agreement for the Project;

e.	A Notice of Substantial Completion under the Blattner and Delaney contracts, (as defined in the Balance of Plant Agreements for the Project, or any replacement certificate providing the same certifications), executed by the BOP contractor has been delivered and accepted by the Project;

f.	Each of the Wind Turbines in the Project has achieved “Turbine Commissioning”, as defined in the Turbine Supply Agreement for the Project;

g.	Our scope of review has not brought to our attention any material errors in any Notice of Substantial Completion under the Blattner and Delaney as defined in the Balance of Plant Agreements for the Project, or in any Turbine Commissioning Certificate, as defined in the Turbine Supply Agreement for the Project;

h.	The “Commercial Operation Date”, as defined in Exhibit B hereto, has occurred with respect to each of the Wind Turbines in the Project;

i.	All of the Wind Turbines in the Project are interconnected and synchronized to the grid and capable of producing electricity in commercial quantities;

j.	The “Spare Parts Inventory” (as defined in the applicable O&M Agreement) has been fully paid for and are safely stored on the Project site;

k.	Attached hereto as Exhibit C is a true, correct and complete copy of the Independent Engineer’s report Technical Due Diligence of the Sandy Ridge Wind Power Project, 701205-USSD-R-01, Issue Q, Final, dated 27 June 2012, (which is inclusive of the Independent Engineer’s Construction Supplement report) (the “Independent Engineer’s Report”). The Independent Engineer’s Report represents the Independent Engineer’s professional opinion with regard to the Project as of the date hereof; and

l.	To the knowledge of the Independent Engineer no unrepaired casualty exists with respect to the Project material to the operation of the Project (inclusive of the generation of electricity).

Sandy Ridge
Independent Engineer Certificate (Annex 9-A)
Garrad Hassan America, Inc.
9665 Chesapeake Drive, Suite 435
San Diego, CA 92123 USA

m.	Reserves for the Project have been established in accordance with Section 2.8(a)(iii) of the ECCA in an amount sufficient to fund unpaid Transaction Expenses or construction expenses for the Project itemized in the “Reserve SR 06-28 GH” through Final Completion as defined in ECCA.

GL GH disclaims any obligation to update this certificate after the date hereof. This certificate is not intended to be, and may not be, relied upon by any parties other than the Relying Parties. Each of the Relying Parties, by its receipt of and reliance on this certificate shall be deemed to have agreed to the terms of Sections 1 (definition and interpretation), 4 (confidentiality), 5.1 (ownership of background IP), 6 (standard of care and liabilities) and 14 (general) of the Standard Terms and Conditions which form Attachment C of the Master Services Agreement 40769/AP/01 Issue E dated April 24, 2009, between Garrad Hassan America, Inc. and Gamesa Energy USA, LLC.

[Signature Page Follows]

Sandy Ridge
Independent Engineer Certificate (Annex 9-A)
Garrad Hassan America, Inc.
9665 Chesapeake Drive, Suite 435
San Diego, CA 92123 USA

Sincerely,

GARRAD HASSAN AMERICA, INC.

By:	/s/ Eric Tufts
Eric Tufts,
Senior Manager, Independent Engineering

Sandy Ridge
Independent Engineer Certificate (Annex 9-A)
Garrad Hassan America, Inc.
9665 Chesapeake Drive, Suite 435
San Diego, CA 92123 USA

Schedule 1

Project Executed and Accepted

Turbine Commissioning Certificates (TSA Exhibit N-1)

Sandy Ridge
Turbine #	Date Supplier Issued	Date Owner Accepted
SR01	8-Feb-12	8-Feb-12
SR02	8-Feb-12	8-Feb-12
SR03	8-Feb-12	8-Feb-12
SR04	8-Feb-12	8-Feb-12
SR05	23-Feb-12	23-Feb-12
SR06	6-Feb-12	6-Feb-12
SR07	6-Feb-12	6-Feb-12
SR08	21-Mar-12	21-Mar-12
SR09	15-Feb-12	15-Feb-12
SR10	6-Feb-12	6-Feb-12
SR11	5-Feb-12	5-Feb-12
SR12	14-Feb-12	14-Feb-12
SR13	6-Feb-12	6-Feb-12
SR14	8-Feb-12	8-Feb-12
SR15	10-Feb-12	10-Feb-12
SR16	10-Feb-12	10-Feb-12
SR17	19-Feb-12	19-Feb-12
SR18	14-Feb-12	14-Feb-12
SR19	21-Feb-12	21-Feb-12
SR20	14-Feb-12	14-Feb-12
SR21	26-Jan-12	26-Jan-12
SR22	6-Jan-12	6-Jan-12
SR23	8-Feb-12	8-Feb-12
SR24	27-Dec-11	27-Dec-11
SR25	30-Mar-12	30-Mar-12

Sandy Ridge
Independent Engineer Certificate (Annex 9-A)
Garrad Hassan America, Inc.
9665 Chesapeake Drive, Suite 435
San Diego, CA 92123 USA

Exhibit A

Addressees

JPM Capital Corporation

10 South Dearborn, 12th Floor

Mail Code IL1 0502

Chicago, IL 60603-2003

Attn: President

Morgan Stanley Wind LLC

1585 Broadway, Floor 04

New York, NY 10036

Attn: Jorge Iragorri

Telephone: 212-761-2818

Facsimile: 212-507-3547

Gear Wind LLC

1585 Broadway, Floor 04

New York, NY 10036

Attn: Jorge Iragorri

Telephone: 212-761-2818

Facsimile: 212-507-3547

J.P. Morgan Ventures Energy Corporation

270 Park Ave., Floor 40

New York, NY 10017

Attn: Commodity Legal Department

Fax: (646) 534-6393

Algonquin Power

c/o Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario, Canada L6H 7H7

Attn: Chief Executive Officer

Fax: (905) 465-4514

Gamesa Energy USA, LLC

Ten Penn Center

1801 Market Street, Suite 2700

Philadelphia, PA 19103

Attn: Chief Development Officer

Facsimile: 215-569-2801

Sandy Ridge
Independent Engineer Certificate (Annex 9-A)
Garrad Hassan America, Inc.
9665 Chesapeake Drive, Suite 435
San Diego, CA 92123 USA

Exhibit B

Commercial Operation Date

The “Commercial Operation Date” for each Wind turbine shall be deemed to have occurred, when each of the following conditions are satisfied with respect to such Wind Turbine:

•	all requirements necessary for the interconnecting utility to accept electricity from such Wind Turbine have been met;

•	such Wind Turbine is available to generate electricity regularly for sale in commercial quantities; and

•

all facilities and equipment comprising the Project have been constructed, installed, completed, tested, and commissioned (other than any items identified on a “Punch List” or “Punchlist” delivered pursuant to any of the applicable Project Documents) substantially in accordance with the terms of the applicable Balance of Plant Agreement[s], the applicable Turbine Supply Agreement and other relevant Project Documents;

Sandy Ridge
Independent Engineer Certificate (Annex 9-A)
Garrad Hassan America, Inc.
9665 Chesapeake Drive, Suite 435
San Diego, CA 92123 USA

Exhibit C

Independent Engineer’s Report

Technical Due Diligence of the Sandy Ridge Wind Power Project,

Document No. 701205-USSD-R-01, Issue Q, Final, dated 27 June 2012

(See attached)

Sandy Ridge
Independent Engineer Certificate (Annex 9-A)
Garrad Hassan America, Inc.
9665 Chesapeake Drive, Suite 435
San Diego, CA 92123 USA

EXHIBIT M

INDEPENDENT ENGINEER’S CERTIFICATE (MINONK/SENATE TRANSFER)

[See Attached]

9 October 2012

To those Addressees listed on

Exhibit A, attached hereto

Re:	Minonk Wind Project

Independent Engineer’s Certificate – Acquisition Date

Ladies and Gentlemen:

The undersigned, a duly authorized representative of Garrad Hassan America Inc., in its capacity as independent engineer (“Independent Engineer”), hereby provides this letter with respect to that certain Minonk wind power project, an approximately 200-megawatt wind generating facility consisting of 100 Wind Turbines located in Livingston and Woodford Counties, Illinois (the “Project”) in accordance with: (i) Section 6.3(d) of that certain Second Amended and Restated Membership Interest Purchase and Equity Capital Contribution Agreement (the “ECCA Agreement”), dated as of October 9, 2012, among JPM Capital Corporation, Morgan Stanley Wind LLC, and Gear Wind LLC (Morgan Stanley Wind LLC and Gear Wind LLC, together with JPM Capital Corporation, the “Class A Equity Investors”), Gamesa Energy USA, LLC (“DeveloperCo”), Wind Portfolio SponsorCo, LLC, Wind Portfolio MemberCo, LLC and Wind Portfolio Holdings, LLC; and (ii) Section 5.1(j) of that certain Third Amended and Restated 58.75% Membership Interest Purchase and Sale Agreement (the “MIPSA”), dated as of October 9, 2012, between DeveloperCo and Algonquin Power Fund (America) Inc. (“Buyer”). Capitalized terms used and not otherwise defined herein have the respective meanings assigned thereto in the ECCA Agreement.

Independent Engineer acknowledges that: (i) the Class A Equity Investors, in performing their Acquisition Date obligations pursuant to Article II of the ECCA Agreement and (ii) Buyer (together with the Class A Equity Investors, the “Relying Parties”), in performing its Minonk Transfer Date obligations pursuant to Article II of the MIPSA, will each be relying on this certificate and the opinions set forth herein.

Independent Engineer certifies that as of the date first stated above:

1.	We have reviewed certificates, construction, work performed, financial models and other information and work necessary to provide the statements and opinions herein in accordance with the Scope of Work set forth in GL GH Work Order No. 701260-01B (Minonk Project) under Master Services Agreement 40769/AP/01. Our review was performed in accordance with generally accepted engineering practices consisting of walkthroughs of the Site, observation of installed equipment and material, observation of work procedures, and review of “QA” and “QC” reports.

2.	Based on the scope of our engagement, our review of the aforementioned information, and of data provided to us by others, which data we have not independently verified, we are of the opinion that:

a.	66 of the Wind Turbines in the Project (the “Completed Turbines”) have reached “Turbine Mechanical Completion-BOP”, as defined in the Balance of Plant Agreement for the Project;

Minonk IE Certificate
(Acquisition Date)
Garrad Hassan America, Inc.
9665 Chesapeake Drive, Suite 435
San Diego, CA 92123

b.	A “Certificate of Turbine Mechanical Completion-BOP”, as defined in the Balance of Plant Agreement for the Project, or any replacement certificate providing the same certifications, executed by the Balance of Plant Counterparty, has been delivered and accepted by the Project for each of the Completed Turbines;

c.	A “Turbine Mechanical Completion Certificate”, as defined in the Turbine Supply Agreement for the Project, has been delivered by the Project and accepted and executed by the Turbine Supplier for 55 of the Completed Turbines;

d.	Our scope of review has not brought to our attention any material errors in any such “Certificate of Turbine Mechanical Completion-BOP”, as defined in the Balance of Plant Agreement for the Project, or any replacement certificate providing the same certifications, or in any such “Turbine Mechanical Completion Certificate”, as defined in the Turbine Supply Agreement for the Project, in each case delivered and accepted by the Project for each of the Completed Turbines;

e.	Attached hereto as Exhibit C are true, correct and complete copies of: (i) the Independent Engineer’s report, titled “Technical Due Diligence of the Minonk Wind Power Project, 701260-USSD-R-01, Issue P, Final,” dated as of 29 June 2012, and (ii) the Independent Engineer’s construction supplement report(s), titled “Construction Supplement, 701260-USSD-R-02, Issue A, Draft,” dated as of 21 August 2012 (the “Independent Engineer’s Reports”). The Independent Engineer’s Reports represent the Independent Engineer’s professional opinion with regard to the Project as of the dates thereof;

f.	To our knowledge, no unrepaired casualty exists with respect to the Project material to the operation of the Project (inclusive of the generation of electricity);

g.	The “Spare Parts Inventory” (as defined in the applicable O&M Agreement), has been fully paid for;

h.	To our knowledge, none of the following has occurred with respect to any of the Wind Turbines in the Project:

i.	The “Commercial Operation Date” with respect to any such Wind Turbine (as such term is defined in Exhibit B, hereto); and

ii.	Any Wind Turbine has produced electricity in commercial quantities;

i.	The Project has not reached “Substantial Completion”, as defined in the Balance of Plant Agreement for the Project;

j.	There is no fact of which the Independent Engineer has knowledge that reasonably could prevent the Project from achieving each of the following on or before 31 December 2012:

i.	the matters set forth in clauses (a), (b), (e) and (f) of the “Placed-in-Service” definition as defined in the ECCA; and

ii.	the “Commercial Operation Date” (as such term is defined in Exhibit B hereto) with respect to each of the Wind Turbines in such Project.

k.	The substation for the Project has not been energized;

1.	A “Turbine Pre-Commissioning Certificate” (Exhibit O-l), as defined in the Turbine Supply Agreement for the Project, has been delivered by the Turbine Supplier and accepted by Minonk ProjectCo for 44 of the Completed Turbines; and

Minonk IE Certificate
(Acquisition Date)
Garrad Hassan America, Inc.
9665 Chesapeake Drive, Suite 435
San Diego, CA 92123

m.	Based on periodic visits to the site to observe foundation construction, Independent Engineer considers the construction of the turbine foundation works appears to be in accordance with Project contract and specification requirements and in accordance with the Engineer’s plans and specifications. Independent Engineer considers that the turbine foundation works are constructed in accordance with good industry standards and practices, in compliance with applicable codes and standards. Independent Engineer has performed ongoing review of Contractor QA/QC documentation while on site in addition to documentation made available electronically and finds that the Contractor’s QA/QC program was thorough and routinely followed during construction. Independent Engineer has reviewed a representative sample of material strength testing results, including nearly 100% of concrete 28-day breaks, and finds all testing results meet or exceed the requirements of the Engineer’s plans and specifications.

Independent Engineer disclaims any obligation to update this certificate after the date hereof. This certificate is not intended to be, and may not be, relied upon by any parties other than the Relying Parties. Each of the Relying Parties, by its receipt of and reliance on this certificate shall be deemed to have agreed to the terms of Sections 1 (definition and interpretation), 4 (confidentiality), 5.1 (ownership of background IP), 6 (standard of care and liabilities) and 14 (general) of the Standard Terms and Conditions which form Attachment C of the Master Services Agreement 40769/AP/01 Issue E dated 24 April 2009, between Garrad Hassan America, Inc. and Gamesa Energy USA, LLC.

[Signature Page Follows]

Minonk IE Certificate
(Acquisition Date)
Garrad Hassan America, Inc.
9665 Chesapeake Drive, Suite 435
San Diego, CA 92123

Sincerely,

GARRAD HASSAN, INC.

By:	/s/ Eric Tufts
Eric Tufts
Senior Manager, Independent Engineering

Minonk IE Certificate
(Acquisition Date)
Garrad Hassan America, Inc.
9665 Chesapeake Drive, Suite 435
San Diego, CA 92123

Exhibit A

ADDRESSEES

JPM Capital Corporation

10 South Dearborn, 12th Floor

Mail Code IL1 0502

Chicago, IL 60603-2003

Attention: President

Telephone: (312) 732-8100

Facsimile: (312) 732-2231

Morgan Stanley Wind LLC

1585 Broadway, Floor 04

New York, NY 10036

Attn: Jorge Iragorri

Telephone: 212-761-2818

Facsimile: 212-507-3547

Gear Wind LLC

1585 Broadway, Floor 04

New York, NY 10036

Attn: Jorge Iragorri

Telephone: 212-761-2818

Facsimile: 212-507-3547

Algonquin Power Fund (America) Inc.

c/o Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario, Canada L6H 7H7

Attn: Chief Executive Officer

Fax: (905) 465-4514

Gamesa Energy USA, LLC

1150 Northbrook Dr.

Trevose, PA 19053

Attn: Chief Development Officer

Phone: 215-665-9810

Facsimile: 215-569-2801

Minonk IE Certificate
(Acquisition Date)
Garrad Hassan America, Inc.
9665 Chesapeake Drive, Suite 435
San Diego, CA 92123

Exhibit B

Commercial Operation Date

The “Commercial Operation Date” for each Wind turbine shall be deemed to have occurred, when each of the following conditions are satisfied with respect to such Wind Turbine:

•	all requirements necessary for the interconnecting utility to accept electricity from such Wind Turbine have been met;

•	such Wind Turbine is available to generate electricity regularly for sale in commercial quantities; and

•

all facilities and equipment comprising the Project have been constructed, installed, completed, tested, and commissioned (other than any items identified on a “Punch List” or “Punchlist” delivered pursuant to any of the applicable Project Documents) substantially in accordance with the terms of the applicable Balance of Plant Agreement, the applicable Turbine Supply Agreement and other relevant Project Documents.

Minonk IE Certificate
(Acquisition Date)
Garrad Hassan America, Inc.
9665 Chesapeake Drive, Suite 435
San Diego, CA 92123

Exhibit C

Independent Engineer’s Reports

See attached.

Minonk IE Certificate
(Acquisition Date)
Garrad Hassan America, Inc.
9665 Chesapeake Drive, Suite 435
San Diego, CA 92123

October 9, 2012

To those Addressees listed on

Exhibit A, attached hereto

Re:	Senate Wind Project

Independent Engineer’s Certificate – Acquisition Date

Ladies and Gentlemen:

The undersigned, a duly authorized representative of Garrad Hassan America Inc., in its capacity as independent engineer (“Independent Engineer”), hereby provides this letter with respect to that certain Senate wind power project, an approximately 150-megawatt wind generating facility consisting of 75 Wind Turbines located in Jack and Young Counties, Texas (the “Project”) in accordance with: (i) Section 6.3(d) of that certain Second Amended and Restated Membership Interest Purchase and Equity Capital Contribution Agreement (the “ECCA Agreement”), dated as of October 9, 2012, among JPM Capital Corporation, Morgan Stanley Wind LLC, and Gear Wind LLC (Morgan Stanley Wind LLC and Gear Wind LLC, together with JPM Capital Corporation, the “Class A Equity Investors”), Gamesa Energy USA, LLC (“DeveloperCo”), Wind Portfolio SponsorCo, LLC, Wind Portfolio MemberCo, LLC and Wind Portfolio Holdings, LLC; and (ii) Section 5.1(j) of that certain Third Amended and Restated 58.75% Membership Interest Purchase and Sale Agreement (the “MIPSA”), dated as of October 9, 2012, between DeveloperCo and Algonquin Power Fund (America) Inc. (“Buyer”). Capitalized terms used and not otherwise defined herein have the respective meanings assigned thereto in the ECCA Agreement.

Independent Engineer acknowledges that: (i) the Class A Equity Investors, in performing their Acquisition Date obligations pursuant to Article II of the ECCA Agreement and (ii) Buyer (together with the Class A Equity Investors, the “Relying Parties”), in performing its Senate Transfer Date obligations pursuant to Article II of the MIPSA, will each be relying on this certificate and the opinions set forth herein.

Independent Engineer certifies that as of the date first stated above:

1.	We have reviewed certificates, construction, work performed, financial models and other information and work necessary to provide the statements and opinions herein in accordance with the Scope of Work set forth in GL GH Work Order No. 701259-01B (Senate Project) under Master Services Agreement 40769/AP/01. Our review was performed in accordance with generally accepted engineering practices consisting of walkthroughs of the Site, observation of installed equipment and material, observation of work procedures, and review of “QA” and “QC” reports.

2.	Based on the scope of our engagement, our review of the aforementioned information, and of data provided to us by others, which data we have not independently verified, we are of the opinion that:

a.	51 of the Wind Turbines in the Project (the “Completed Turbines”) have reached “Turbine Mechanical Completion-BOP”, as defined in the applicable Balance of Plant Agreement for the Project;

Senate IE Certificate
(Acquisition Date)
Garrad Hassan America, Inc.
9665 Chesapeake Drive, Suite 435
San Diego, CA 92123

b.	A “Certificate of Turbine Mechanical Completion-BOP”, as defined in the applicable Balance of Plant Agreement for the Project, or any replacement certificate providing the same certifications, executed by the Balance of Plant Counterparty, has been delivered and accepted by the Project for each of the Completed Turbines;

c.	A “Turbine Mechanical Completion Certificate”, as defined in the Turbine Supply Agreement for the Project, has been delivered by the Project and accepted and executed by the Turbine Supplier for 45 of the Completed Turbines;

d.	Our scope of review has not brought to our attention any material errors in any such “Certificate of Turbine Mechanical Completion-BOP”, as defined in the applicable Balance of Plant Agreement for the Project, or any replacement certificate providing the same certifications, or in any such “Turbine Mechanical Completion Certificate”, as defined in the Turbine Supply Agreement for the Project, in each case delivered and accepted by the Project for each of the Completed Turbines;

e.	Attached hereto as Exhibit C are true, correct and complete copies of: (i) the Independent Engineer’s report, titled “Technical Due Diligence of the Senate Wind Power Project, 701259-USSD-R-01, Issue N, Draft,” dated as of 29 June 2012, and (ii) the Independent Engineer’s construction supplement report(s), titled “Construction Supplement, 701259-USSD-R-02, Issue A, Draft,” dated as of 21 August 2012 (collectively, the “Independent Engineer’s Reports”). The Independent Engineer’s Reports represent the Independent Engineer’s professional opinion with regard to the Project as of the dates thereof;

f.	To our knowledge, no unrepaired casualty exists with respect to the Project material to the operation of the Project (inclusive of the generation of electricity);

g.	The “Spare Parts Inventory” (as defined in the applicable O&M Agreement), has been fully paid for;

h.	To our knowledge, none of the following has occurred with respect to any of the Wind Turbines in the Project:

i.	The “Commercial Operation Date” with respect to any such Wind Turbine (as such term is defined in Exhibit B, hereto);

ii.	Any Wind Turbine has produced electricity in commercial quantities;

i.	The Project has not reached “Substantial Completion”, as defined in the Balance of Plant Agreement for the Project;

j.	There is no fact of which the Independent Engineer has knowledge that reasonably could prevent the Project from achieving each of the following on or before 31 December 2012:

i.	the matters set forth in clauses (a), (b), (e) and (f) of the “Placed-in-Service” definition as defined in the ECCA; and

ii.	the “Commercial Operation Date” (as such term is defined in Exhibit B hereto) with respect to each of the Wind Turbines in such Project;

k.	A “Turbine Commissioning Certificate” (Exhibit N-l), as defined in the Turbine Supply Agreement for the Project, has been delivered by the Turbine Supplier and accepted by Senate ProjectCo for 13 of the Completed Turbines;

Senate IE Certificate
(Acquisition Date)
Garrad Hassan America, Inc.
9665 Chesapeake Drive, Suite 435
San Diego, CA 92123

l.	A “Turbine Pre-Commissioning Certificate” (Exhibit O-1), as defined in the Turbine Supply Agreement for the Project, has been delivered by the Turbine Supplier and accepted by Senate ProjectCo for 24 of the Completed Turbines;

m.	To our knowledge, a “Notice of Substantial Completion” (Exhibit L-4), as defined in the Engineering, Procurement, and Construction Agreement between Senate ProjectCo and Dashiell Corporation, dated as of April 3, 2012, has not been issued by Dashiell Corporation; and

n.	Based on periodic visits to the site to observe foundation construction, Independent Engineer considers the construction of the turbine foundation works appears to be in accordance with Project contract and specification requirements and in accordance with the Engineer’s plans and specifications. Independent Engineer considers that the turbine foundation works are constructed in accordance with good industry standards and practices, in compliance with applicable codes and standards. Independent Engineer has performed ongoing review of Contractor QA/QC documentation while on site in addition to documentation made available electronically and finds that the Contractor’s QA/QC program was thorough and routinely followed during construction. Independent Engineer has reviewed a representative sample of material strength testing results, including nearly 100% of concrete 28-day breaks, and finds all testing results meet or exceed the requirements of the Engineer’s plans and specifications.

Independent Engineer disclaims any obligation to update this certificate after the date hereof. This certificate is not intended to be, and may not be, relied upon by any parties other than the Relying Parties. Each of the Relying Parties, by its receipt of and reliance on this certificate shall be deemed to have agreed to the terms of Sections 1 (definition and interpretation), 4 (confidentiality), 5.1 (ownership of background IP), 6 (standard of care and liabilities) and 14 (general) of the Standard Terms and Conditions which form Attachment C of the Master Services Agreement 40769/AP/01 Issue E dated 24 April 2009, between Garrad Hassan America, Inc. and Gamesa Energy USA, LLC.

[Signature Page Follows]

Senate IE Certificate
(Acquisition Date)
Garrad Hassan America, Inc.
9665 Chesapeake Drive, Suite 435
San Diego, CA 92123

Sincerely,

GARRAD HASSAN, INC.

By:	/s/ Eric Tufts
Eric Tufts
Senior Manager, Independent Engineering

Senate IE Certificate
(Acquisition Date)
Garrad Hassan America, Inc.
9665 Chesapeake Drive, Suite 435
San Diego, CA 92123

Exhibit A

ADDRESSEES

JPM Capital Corporation

10 South Dearborn, 12th Floor

Mail Code ILI 0502

Chicago, IL 60603-2003

Attention: President

Telephone: (312) 732-8100

Facsimile: (312) 732-2231

Morgan Stanley Wind LLC

1585 Broadway, Floor 04

New York, NY 10036

Attn: Jorge Iragorri

Telephone: 212-761-2818

Facsimile: 212-507-3547

Gear Wind LLC

1585 Broadway, Floor 04

New York, NY 10036

Attn: Jorge Iragorri

Telephone: 212-761-2818

Facsimile: 212-507-3547

Algonquin Power Fund (America) Inc.

c/o Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario, Canada L6H 7H7

Attn: Chief Executive Officer

Fax: (905) 465-4514

Gamesa Energy USA, LLC

1150 Northbrook Dr.

Trevose, PA 19053

Attn: Chief Development Officer

Phone: 215-665-9810

Facsimile: 215-569-2801

Senate IE Certificate
(Acquisition Date)
Garrad Hassan America, Inc.
9665 Chesapeake Drive, Suite 435
San Diego, CA 92123

Exhibit B

Commercial Operation Date

The “Commercial Operation Date” for each Wind turbine shall be deemed to have occurred, when each of the following conditions are satisfied with respect to such Wind Turbine:

•	all requirements necessary for the interconnecting utility to accept electricity from such Wind Turbine have been met;

•	such Wind Turbine is available to generate electricity regularly for sale in commercial quantities; and

•

all facilities and equipment comprising the Project have been constructed, installed, completed, tested, and commissioned (other than any items identified on a “Punch List” or “Punchlist” delivered pursuant to any of the applicable Project Documents) substantially in accordance with the terms of the applicable Balance of Plant Agreements, the applicable Turbine Supply Agreement and other relevant Project Documents.

Senate IE Certificate
(Acquisition Date)
Garrad Hassan America, Inc.
9665 Chesapeake Drive, Suite 435
San Diego, CA 92123

Exhibit C

Independent Engineer’s Reports

See attached.

Senate IE Certificate
(Acquisition Date)
Garrad Hassan America, Inc.
9665 Chesapeake Drive, Suite 435
San Diego, CA 92123

EXHIBIT N

INDEPENDENT ENGINEER’S CERTIFICATE (MINONK/SENATE FUNDING)

[See Attached]

[AGREED FORM]

FORM OF INDEPENDENT ENGINEER’S CERTIFICATE

(MINONK AND SENATE FUNDING DATES)

[Independent Engineer’s Letterhead]

[            ], 2012

To those Addressees listed on

Exhibit A, attached hereto

Re:	[ ] Wind Project

Independent Engineer’s Certificate – Funding Date

Ladies and Gentlemen:

The undersigned, a duly authorized representative of Garrad Hassan America Inc., in its capacity as independent engineer (“Independent Engineer”), hereby provides this letter with respect to that certain [Project Name], a [        ]-megawatt wind generating facility consisting of [        ] Wind Turbines located in [            ] (the “Project”) in accordance with: (i) Section [6.4(e)] of that certain Equity Capital Contribution Agreement (the “ECCA Agreement”), dated as of March 8, 2012, among JPM Capital Corporation, Morgan Stanley Wind LLC, Gear Wind LLC (together with JPM Capital Corporation and Morgan Stanley Wind, the “Class A Equity Investors”), Gamesa Energy USA, LLC, Wind Portfolio SponsorCo, LLC, Wind Portfolio Member Co, LLC and Wind Portfolio Holdings, LLC; and (ii) Section 1.1(d) of Annex C to that certain ISDA Schedule to that certain 1992 ISDA Master Agreement (Multicurrency-Cross Border) (together with the ISDA Master Agreement, each of the schedules, annexes and exhibits thereto and the “Transaction Confirmation” entered into in connection therewith, the “Commodity Hedge Agreement”) dated as of March 8, 2012 between J.P. Morgan Ventures Energy Corporation (“Hedge Provider”) and [Project Company]. Capitalized terms used and not otherwise defined herein have the respective meanings assigned thereto in the ECCA Agreement.

Independent Engineer acknowledges that: (i) the Class A Equity Investors, in performing their [Project] Funding Date obligations pursuant to Article II of the ECCA Agreement, and (ii) the Hedge Provider, in assessing whether the Commercial Operations Date under and agreed in the Commodity Hedge Agreement has been achieved, will each be relying on this certificate and the opinions set forth herein.

Independent Engineer certifies that as of the date first stated above:

1.	We have reviewed certificates, construction, work performed, financial models and other information and work in accordance with the Scope of Work set forth in [GL GH Work Order No. 701259-01B (Senate Project)] [GL GH Work Order No. 701260-01B (Minonk Project)] under Master Services Agreement 40769/AP/01. Our review was performed in accordance with generally accepted engineering practices consisting of walkthroughs of the Site, observation of installed equipment and material, observation of work procedures, and review of “QA” and “QC” reports.

1

[AGREED FORM]

2.	Based on the scope of our engagement, our review of the aforementioned information, and of data provided to us by others, which data we have not independently verified, we are of the opinion that:

a.	The Project has reached (i) [Insert Milestone Reference][1], as defined in the Balance of Plant Agreement[s] for the Project, and (ii) Substantial Completion as defined in the Turbine Supply Agreement;

b.

A [Insert Certificate Reference][2], as defined in the Balance of Plant Agreement[s] for the Project, or any replacement certificate providing the same certifications, executed by the BOP Contractor has been delivered and accepted by the Project;

c.	Each of the Wind Turbines in the Project has reached “Turbine Commissioning”, as defined in the Turbine Supply Agreement for the Project;

d.	A “Turbine Commissioning Certificate”, as defined in the Turbine Supply Agreement for the Project, executed by the Turbine Supplier has been delivered to and accepted by the Project for each of the Wind Turbines in the Project;

e.	Our scope of review has not brought to our attention any material errors in any [Insert Appropriate References to BOP Certificates (i.e., see clause (b) above and footnote 2 related thereto)], as defined in the Balance of Plant Agreement[s] for the Project, or in any Turbine Commissioning Certificate, as defined in the Turbine Supply Agreement for the Project;

f.	The “Commercial Operation Date”, as defined in Exhibit B hereto, has occurred with respect to each of the Wind Turbines in the Project;

g.	The “Spare Parts Inventory” (as defined in the applicable O&M Agreement) has been fully paid for and are safely stored on the Project site;

h.	All of the Wind Turbines in the Project are interconnected and synchronized to the grid and capable of producing electricity in commercial quantities;

i.	Attached hereto as Exhibit C is/are true, correct and complete copy/copies of: (i) the Independent Engineer’s report [titled ], dated [ ] and [if applicable], (ii) the Independent Engineer’s Construction Supplement report(s) [titled ], dated [ ] (collectively, the “Independent Engineer’s Report[s]”). The Independent Engineer’s Report[s] represents the Independent Engineer’s professional opinion with regard to the Project as of the date hereof; and

[1]	Appropriate Project-specific “substantial completion” references to be confirmed (when the BOP contracts become available).
[2]	Appropriate Project-specific references to the certificate(s) associated with “substantial completion” to be confirmed (when the BOP contracts become available).

2

[AGREED FORM]

j.	To the knowledge of the Independent Engineer no unrepaired casualty exists with respect to the Project material to the operation of the Project (inclusive of the generation of electricity.

k.	Reserves for the Project have been established in accordance with Section 2.8(b)(iii) of the ECCA in an amount sufficient to fund unpaid Transaction Expenses or construction expenses for the Project itemized in the [budget/pro forma] through Final Completion as defined in the ECCA.

GLGH disclaims any obligation to update this certificate after the date hereof. This certificate is not intended to be, and may not be, relied upon by any parties other than the Relying Parties. Each of the Relying Parties, by its receipt of and reliance on this certificate shall be deemed to have agreed to the terms of Sections 1 (definition and interpretation), 4 (confidentiality), 5.1 (ownership of background IP), 6 (standard of care and liabilities) and 14 (general) of the Standard Terms and Conditions which form Attachment C of the Master Services Agreement 40769/AP/01 Issue E dated April 24, 2009, between Garrad Hassan America, Inc. and Gamesa Energy USA, LLC.

[Signature Page Follows]

3

[AGREED FORM]

Sincerely, GARRAD HASSAN AMERICA, INC.

By:
Name: Title:

[SIGNATURE PAGE – INDEPENDENT ENGINEER’S CERTIFICATE (FUNDING DATE)]

Exhibit A

Addressees

JPM Capital Corporation

10 South Dearborn, 12th Floor

Mail Code IL1 0502

Chicago, IL 60603-2003

Attn: President

Morgan Stanley Wind LLC

1585 Broadway, Floor 04

New York, NY 10036

Attn: Jorge Iragorri

Telephone: 212-761-2818

Facsimile: 212-507-3547

Gear Wind LLC

1585 Broadway, Floor 04

New York, NY 10036

Attn: Jorge Iragorri

Telephone: 212-761-2818

Facsimile: 212-507-3547

J.P. Morgan Ventures Energy Corporation

270 Park Ave., Floor 40

New York, NY 10017

Attn: Commodity Legal Department

Fax: (646) 534-6393

Algonquin Power

c/o Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario, Canada L6H 7H7

Attn: Chief Executive Officer

Fax: (905) 465-4514

Gamesa Energy USA, LLC

Ten Penn Center

1801 Market Street, Suite 2700

Philadelphia, PA 19103

Attn: Chief Development Officer

Facsimile: 215-569-2801

Exhibit B

Commercial Operation Date

The “Commercial Operation Date” for each Wind turbine shall be deemed to have occurred, when each of the following conditions are satisfied with respect to such Wind Turbine:

•	all requirements necessary for the interconnecting utility to accept electricity from such Wind Turbine have been met;

•	such Wind Turbine is available to generate electricity regularly for sale in commercial quantities; and

•

all facilities and equipment comprising the Project shall have been constructed, installed, completed, tested, and commissioned (other than any items identified on a “Punch List” or “Punchlist” delivered pursuant to under any of the applicable Project Documents) substantially in accordance with the terms of the applicable Balance of Plant Agreement[s], the applicable Turbine Supply Agreement and other relevant Project Documents.

UPDATED SCHEDULES (AS OF OCTOBER 9, 2012) TO

THIRD AMENDED AND RESTATED

MEMBERSHIP INTEREST

PURCHASE AND SALE AGREEMENT

BY AND AMONG

GAMESA ENERGY USA, LLC

AS SELLER

AND

ALGONQUIN POWER FUND (AMERICA) INC.

AS BUYER

DATED AS OF

OCTOBER 9, 2012

INTRODUCTION

In connection with that certain Third Amended and Restated Membership Interest Purchase and Sale Agreement, dated as of October 9, 2012 (the “Agreement”), by and among Buyer and Seller, the attached constitutes the schedules, as referenced in the Agreement. Terms used and not otherwise defined herein shall have the respective meanings given to such terms in the Agreement.

These schedules set forth certain matters referenced in the Agreement, including exceptions, qualifications and limitations to the representations, warranties and covenants (or documents or other items required to be disclosed in reference thereto) of Buyer and Seller set forth in the Agreement. These schedules are qualified in their entirety by reference to specific provisions of the Agreement and are not intended to constitute, and shall not be construed as constituting, representations, warranties and covenants of Buyer or Seller, except as and to the extent expressly provided in the Agreement. Any section, subsection, paragraph or clause references set forth in these schedules correspond to the section, subsection, paragraph or clause set forth in the Agreement unless the context herein indicates otherwise; provided, that any matter disclosed in one section of these schedules shall be deemed disclosed for all purposes for all sections and provisions of the Agreement to the extent its relevance to such other sections or provisions is reasonably apparent, notwithstanding the absence in such other section or provision of any reference to such schedules.

Matters set forth in these schedules are not necessarily limited to matters required by the Agreement to be reflected herein. Nothing in the Agreement or herein constitutes (i) an admission that any information disclosed, set forth or incorporated by reference herein or in the Agreement is material or constitutes a Material Adverse Effect; or (ii) an admission to any third party of any liability or obligation of Buyer or Seller or each of its respective Affiliates to any third party.

Any summary or description of any law, regulation, contract, plan, document or other disclosure item contained in these schedules, including any term or provision of the Agreement, is for convenience only and does not purport to be a complete statement of the material terms of such law, regulation, contract, plan, document or other disclosure item, and any such summary or description is qualified in its entirety by the actual language, terms and provisions of such law, regulation, contract, plan, document or other disclosure item; provided, however, that this sentence shall not modify, amend or alter in any manner Buyer’s or Seller’s respective obligation to disclose any information in these schedules as expressly contemplated by the Agreement.

Headings have been inserted on the sections of these schedules for convenience of reference and for informational purposes only and shall to no extent have the effect of amending or changing the express description of the sections as set forth in the Agreement.

Schedule 1.1-A

Project Schedule – Sandy Ridge

The following terms are defined with respect to Sandy Ridge and the Sandy Ridge Project.

“Asset Management and BOP Operations Services Agreement” means the Asset Management and BOP Operations and Services Agreement, dated March 8, 2012, by and between Gamesa Energy USA, LLC and Sandy Ridge Wind, LLC.

“Balance of Plant Agreements” means the (i) Engineering, Procurement and Construction Agreement, dated as of August 30, 2010, by and between Sandy Ridge and Blattner Energy, Inc., including all exhibits, schedules or other attachments thereto, and (ii) Engineering, Procurement and Construction Agreement, dated as of September 1, 2011, by and between Sandy Ridge, the Delaney Group, Inc. and Tetra Tech, Inc., including all exhibits, schedules or other attachments thereto.

“Balance of Plant Contractors” means Blattner Energy, Inc., the Delaney Group, Inc. and Tetra Tech, Inc.

“Build-Out Agreement” means the Build-Out Agreement, dated as of June 29, 2012, by and among Wind Portfolio Holdings, LLC, Sandy Ridge Wind, LLC and Gamesa Energy USA, LLC.

“Energy Hedge Documents” means the documents relating to energy hedging for the Sandy Ridge Project, to be entered into by Sandy Ridge and Energy Hedge Provider.

“Energy Hedge Provider” means J.P. Morgan Ventures Energy Corporation or such other Person that from time to time is a counterparty to any Energy Hedge Transaction with Sandy Ridge.

“Energy Management Agreement” means the Professional Services Agreement between Gamesa and Energy Manager, dated August 1, 2009, as supplemented by Task Order 2011-1221 for Sandy Ridge, dated December 21, 2011, or an alternate Energy Management Agreement between Sandy Ridge and an Energy Manager to be entered into before the First Funding Date.

“Energy Manager” means Customized Energy Solutions, Ltd.

“Environmental Consultant” means GAI Consultants Inc.

“Environmental Report” means the Phase I Environmental Site Assessment, dated as of December 2011, prepared by the Environmental Consultant with respect to the Sandy Ridge Project.

“Independent Engineer” means Garrad Hassan America, Inc.

“Independent Engineer’s Report” means the Technical Due Diligence of the Sandy Ridge Wind Power Project, 701205-USSD-R-01, Issue Q, Final, dated as of 29 June 2012, prepared by the Independent Engineer for Sandy Ridge Wind.

“Interconnection Agreements” for Sandy Ridge means, collectively, (i) the Interconnection Service Agreement, dated November 2, 2009, by and among the Transmission Providers and Sandy Ridge, as amended by PJM Scope Change #Q36-SC1, PJM Scope Change #Q36-SC2, PJM Scope Change #Q36-SC3 and PJM Scope Change #Q36-SC4, and (ii) the Interconnection Construction Service Agreement, dated November 2, 2009, by and among the Transmission Providers and Sandy Ridge.

“Key Project Documents” for Sandy Ridge means (a) the Balance of Plant Agreements, (b) the Build-Out Agreement, (c) the Interconnection Agreements, (d) the Turbine Supply Agreement, (e) the Energy Hedge Documents, (f) the O&M Agreement, (g) Asset Management and BOP Operations Services Agreement, (h) the Energy Management Agreement and (i) the Real Property Documents relating to Sandy Ridge or the Sandy Ridge Project listed on Schedule 3.9.

“Major Project Participants” for Sandy Ridge means (a) the Operator (b) the Turbine Supplier, (c) the Balance of Plant Contractors, (d) the Energy Hedge Provider, and (e) the Transmission Providers.

“O&M Agreement” for the Sandy Ridge Project means the Amended and Restated Operation and Maintenance Agreement, dated March 8, 2012, by and between Operator and Sandy Ridge, including all exhibits, schedules or other attachments thereto.

“Operator” means Gamesa Wind US, LLC.

“Transmission Consultant” means Garrad Hassan America, Inc.

“Transmission Consultant’s Report” means the Curtailment and Congestion Study for 2016, dated as of December 21, 2011, prepared by the Transmission Consultant for Sandy Ridge.

“Transmission Providers” means PJM Interconnection L.L.C. and Pennsylvania Electric Company, A First Energy Company.

“Turbine Supplier” means Gamesa Wind US, LLC.

“Turbine Supply Agreement” means the Amended and Restated Turbine Supply Agreement, dated March 8, 2012, by and between the Turbine Supplier and Sandy Ridge, including all exhibits, schedules or other attachments thereto.

“Upstream Project Amount” has the meaning given thereto in Exhibit C.

“Wind Resource Consultant” means Garrad Hassan America, Inc.

“Wind Resource Report” means the Assessment of the Energy Production of the Proposed Sandy Ridge Wind Farm, dated as of January 13, 2012, prepared by the Wind Resource Consultant for Sandy Ridge, as updated and amended, and the Technical Note (Document No. 40902-USPTO-T03), dated January 27, 2012.

Schedule 1.1-B

[Reserved]

Schedule 1.1-C

Project Schedule – Minonk

The following terms are defined with respect to Minonk and the Minonk Project.

“Asset Management and BOP Operations Services Agreement” means the Asset Management and BOP Operations and Services Agreement, dated March 8, 2012, by and between Gamesa Energy USA, LLC and Minonk Wind, LLC.

“Balance of Plant Agreement” means the Balance of Plant Contract, dated as of April 5, 2012, by and between Minonk and the Balance of Plant Contractor, as amended by Change Order No. 1, dated May 14, 2012, and Change Order No. 2, dated August 15, 2012.

“Balance of Plant Contractor” means M.A. Mortenson Company.

“Build-Out Agreement” means the Build-Out Agreement, dated as of October 9, 2012, by and among Wind Portfolio Holdings, LLC, Minonk Wind, LLC and Gamesa Energy USA, LLC.

“Energy Hedge Documents” means the documents relating to energy hedging for the Minonk Project, to be entered into by Minonk and the Energy Hedge Provider.

“Energy Hedge Provider” means J.P. Morgan Ventures Energy Corporation or such other Person that from time to time is a counterparty to any Energy Hedge Transaction with Minonk.

“Environmental Consultant” means Fehr-Graham and Associates, LLC.

“Environmental Report” means the Phase I Environmental Site Assessment, dated June 25, 2012, prepared by Fehr-Graham and Associates, LLC with respect to the Minonk Project.

“Independent Engineer” means Garrad Hassan America, Inc.

“Independent Engineer’s Report” means the Technical Due Diligence of the Minonk Wind Power Project, 701260-USSD-R-01, Issue N, Final, dated as of 29 June 2012, prepared by the Independent Engineer for Minonk and the Construction Supplement, 701260-USSD-R-02, Issue A, Draft, dated as of 21 August 2012.

“Interconnection Agreement” means the Interconnection Service Agreement, dated February 22, 2012, by and among Minonk and the Transmission Providers.

“Key Project Documents” for Minonk means (a) the Balance of Plant Agreement, (b) the Build-Out Agreement, (c) the Interconnection Agreements, (d) the Turbine Supply Agreement, (e) the Energy Hedge Documents, (f) the O&M Agreement, (g) Asset Management and BOP Operations Services Agreement, (h) the Energy Management Agreement and (i) the Real Property Documents relating to Minonk or the Minonk Project listed on Schedule 3.9.

“Major Project Participants” for Minonk means (a) the Operator, (b) the Turbine Supplier, (c) the Transmission Providers, and (d) the Energy Hedge Provider.

“O&M Agreement” means the Amended and Restated Operation and Maintenance Agreement, dated March 8, 2012, by and between Operator and Minonk, including all exhibits, schedules or other attachments thereto.

“Operator” means Gamesa Wind US, LLC.

“Transmission Consultant” means Garrad Hassan America, Inc.

“Transmission Consultant’s Report” means the Curtailment and Congestion Study for 2016, dated as of December 23, 2011, prepared by the Transmission Consultant for Minonk.

“Transmission Providers” means PJM Interconnection L.L.C. and Commonwealth Edison Company.

“Turbine Supplier” means Gamesa Wind US, LLC.

“Turbine Supply Agreement” means the Amended and Restated Turbine Supply Agreement, dated March 8, 2012, by and between Turbine Supplier and Minonk.

“Upstream Project Amount” has the meaning given thereto in Exhibit C.

“Wind Resource Consultant” means Garrad Hassan America, Inc.

“Wind Resource Report” means the Assessment of the Energy Production of the Proposed Minonk Wind Farm, dated April 13, 2012, prepared by the Wind Resource Consultant for Minonk.

Schedule 1.1-D

Project Schedule – Senate

The following terms are defined with respect to Senate and the Senate Project.

“Asset Management and BOP Operations Services Agreement” means the Asset Management and BOP Operations and Services Agreement, dated March 8, 2012, by and between Gamesa Energy USA, LLC and Senate Wind, LLC.

“Balance of Plant Agreement” means (i) the Balance of Plant Contract, dated as of April 12, 2012, by and between Senate and the Balance of Plant Contractor and (ii) Engineering, Procurement and Construction Agreement, dated as of April 3, 2012, by and between Senate Wind, LLC and Dashiell Corporation.

“Balance of Plant Contractor” means M.A. Mortenson Company and Dashiell Corporation.

“Build-Out Agreement” means the Build-Out Agreement, dated as of October 9, 2012, by and among Wind Portfolio Holdings, LLC, Senate Wind, LLC and Gamesa Energy USA, LLC.

“Energy Hedge Documents” means the documents relating to energy hedging for the Senate Project, to be entered into by Senate and the Energy Hedge Provider.

“Energy Hedge Provider” means J.P. Morgan Ventures Energy Corporation or such other Person that from time to time is a counterparty to any Energy Hedge Transaction with Senate.

“Environmental Consultant” means SWCA Environmental Consultants.

“Environmental Report” means the Phase I Environmental Site Assessment, dated as of September 2009, prepared by the Environmental Consultant, with respect to the Senate Project, as supplemented by the Addendum, dated September 8, 2011 and the Status Update Memorandum, dated November 8, 2011, the Addendum to Phase I Environmental Site Assessment Report, dated March 12, 2012, and the Addendum to Phase I Environmental Site Assessment Report, dated June 26, 2012.

“Independent Engineer” means Garrad Hassan America, Inc.

“Independent Engineer’s Report” means the Technical Due Diligence of the Senate Wind Power Project, 701259-USSD-R-01, Issue P, Final, dated as of 29 June 2012, prepared by the Independent Engineer for Senate and the Construction Supplement, 701259-USSD-R-02, Issue A, Draft, dated as of 21 August 2012.

“Interconnection Agreement” means ERCOT Standard Generation Interconnection Agreement, dated February 13, 2009, by and between Transmission Provider and Senate, as amended.

“Key Project Documents” for Senate means (a) the Balance of Plant Agreements, (b) the Build-Out Agreement, (c) the Interconnection Agreement, (d) the Turbine Supply Agreement, (e) the Energy Hedge Documents, (f) the O&M Agreement, (g) Asset Management and BOP Operations

Services Agreement, (h) the Energy Management Agreement and (i) the Real Property Documents relating to Senate or the Senate Project listed on Schedule 3.9.

“Major Project Participants” for Senate means (a) the Operator, (b) the Turbine Supplier, (c) the Transmission Provider, and (d) the Energy Hedge Provider.

“O&M Agreement” means the Amended and Restated Operation and Maintenance Agreement, dated as of March 8, 2012, by and between Operator and Senate, including all exhibits, schedules or other attachments thereto.

“Operator” means Gamesa Wind US, LLC.

“Transmission Consultant” means Garrad Hassan America, Inc.

“Transmission Consultant’s Report” means the Curtailment and Congestion Study for Senate Wind Farm, dated as of February 12, 2012, prepared by the Transmission Consultant for Senate.

“Transmission Provider” means Oncor Electric Delivery Company LLC.

“Turbine Supplier” means Gamesa Wind US, LLC.

“Turbine Supply Agreement” means the Amended and Restated Turbine Supply Agreement, dated March 8, 2012, by and between Turbine Supplier and Senate.

“Upstream Project Amount” has the meaning given thereto in Exhibit C.

“Wind Resource Consultant” means Garrad Hassan America, Inc.

“Wind Resource Report” means Assessment of the Energy Production of the Proposed Senate Wind Farm, dated July 18, 2012, prepared by the Wind Resource Consultant for Senate.

Schedule 2.2(i)

Project Support Obligations

I. Sandy Ridge Project

a. Letters of Credit

i. Letter of Credit – in favor of Pennsylvania Game Commission, dated as of July 6, 2010, and up to an aggregate amount of $100,000.	Hybrid

ii. Letter of Credit – in favor of Pennsylvania Game Commission, dated as of July 6, 2010, and up to an aggregate amount of $10,000.	Construction

iii. Letter of Credit, in favor of Snyder Township, dated as of July 12, 2011, and up to the aggregate amount of $743,713. Also see Developer’s Agreement, dated July 5, 2011, by and between Snyder Township and Sandy Ridge, recorded in Snyder Township on July 29, 2011, relating to development obligations, including Sandy Ridge’s provision of a letter of credit in the amount of $743,713.	Operations

iv. Letter of Credit in favor of Taylor Township, dated as of August 17, 2010, and in the aggregate amount of $459,000. Also see Final Sandy Ridge Decommissioning Plan for Taylor Township, dated March 2010, prepared by GAI Consultants, Inc., relating to decommissioning of the Sandy Ridge Project, including an estimate of the financial assurance required at decommissioning, in the amount of $917,999, pursuant to the Taylor Township Development Agreement. Further, also see Meeting minutes from Taylor Township, dated August 8, 2011, and accepting 25% decommissioning plans.	Operations

v. Highway Occupancy Permit Letter of Credit, dated August 9, 2010, and up to an aggregate amount of $26,500. Operations phase where the amount can be reduced by 80%, to $5,300.	Operations

vi. Letter of Credit, dated as of August 6th, 2010, in favor of Eva S. Beiler Testamentary Trust, and in the aggregate amount of $100,000, established pursuant to Section 3.06(a)(ii) of the Option Agreement and Lease and Easement Agreement, dated as of November 30, 2009, by and between Sandy Ridge and Eva S. Beiler Testamentary Trust.	Operations

b. Other

i. Escrow Agreement, dated as of July 27, 2010, by Eva S. Beiler Testamentary Trust, Sandy Ridge, and National Penn Investors Trust Company, as escrow agent, relating to the escrow fund established on July 27, 2010, in the amount of $100,000, pursuant to Section 3.06(a)(i) of the Option Agreement and Lease and Easement Agreement, dated as of November 30, 2009, by and between Sandy Ridge and Eva S. Beiler Testamentary Trust.	Hybrid

II. Minonk Project a. To be Obtained Letters of Credit

i. Letter of Credit for Decommissioning Surety in favor of Woodford County and up to an aggregate amount of $3,013,875	Operations

ii. Letter of Credit for Decommissioning Surety in favor of Livingston County and up to an aggregate amount of $1,004,625	Operations

iii. Letter of Credit for Road Maintenance Agreement in favor of Woodford County and up to an aggregate amount of $1,065,593.20 which can be released 4 years after COD	Hybrid

iv. Letter of Credit for Road Maintenance Agreement in favor of Nebraska Township and up to an aggregate amount of $3,199,912 which can be released 3 years after COD	Hybrid

v. Letter of Credit for Road Maintenance Agreement in favor of Minonk Township and up to an aggregate amount of $915,741.60 which can be released 3 years after COD	Hybrid

vi. Letter of Credit for Road Maintenance Agreement in favor of Waldo Township and up to an aggregate amount of $47,520 which can be released 3 years after COD	Hybrid

NEW ITEM Interconnection Letter of Credit, in favor of PJM Interconnection LLC, $1,885,384.00	Construction

Project Note and Security Documents

vii. Project Note evidencing construction loan debt in favor of Seller	Construction

viii. Minonk Construction Loan Security Agreement	Construction

ix. Minonk Construction Loan Pledge Agreement	Construction

III. Senate Project

a. In Effect

i. Letter of Credit – in favor of Oncor Electric Delivery Company LLC, dated as of August 2, 2011, and up to an aggregate amount of $7,901,000.	Construction

b. To be Obtained

Project Note and Security Documents

i. Project Note evidencing construction loan debt in favor of Seller	Construction

ii. Senate Construction Loan Security Agreement	Construction

iii. Senate Construction Loan Pledge Agreement	Construction

Schedule 3A

Seller’s Representations and Warranties – Additional Sponsor Closing

Seller hereby represents and warrants to Buyer on and (except as otherwise provided herein) as of the Additional Sponsor Closing as follows:

1.1 Organization. Seller is a limited liability company duly organized, validly existing and in good standing under the Law of the State of Delaware.

1.2 Authority; Enforceability. Seller has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Seller, and the consummation by Seller of the transactions contemplated hereby, have been duly authorized by all necessary entity action required on the part of Seller. This Agreement has been duly executed and delivered by Seller. This Agreement constitutes the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such terms may be limited by (i) bankruptcy, insolvency, reorganization, arrangement, moratorium or similar Law affecting creditors’ rights generally or (ii) general principles of equity, whether considered in a proceeding in equity or at law.

1.3 No Violation; Consents. Neither the execution, delivery and performance by Seller of this Agreement, nor the consummation of the transactions contemplated hereby will: (a) violate or conflict with any provision of the organizational documents of Seller; (b) violate or require any filing or notice under any provision or requirement of any federal, state or local Laws applicable to Seller; (c) violate in any material respect, result in a breach of, constitute (with due notice or lapse of time or both) a default or cause any obligation, penalty, premium or right of termination to arise or accrue under, any material agreement or instruments to which Seller is a party; or (d) result in the creation or imposition of an Encumbrance upon the Additional Sponsor Interest. No consent, filing, notice, authorization, or approval of any Governmental Authority or other Person on the part of Seller is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than the following, each of which has been obtained and remains in full force and effect: (i) an Order from FERC under the FPA authorizing the Additional Sponsor Interest transfer; (ii) with respect to the effectuation of the agreement of the Parties in respect of the Additional Sponsor Interest by an amendment to this Agreement, the consent of the Tax Equity Investors; and (iii) all consents and waivers required under the Construction Loan Agreement.

1.4 Legal Proceedings. There are no Actions pending or, to Seller’s Knowledge, threatened against Seller or any of its assets and properties which would reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.

1.5 Bankruptcy. There is no bankruptcy, reorganization, or insolvency Action pending against, being contemplated by or threatened against Seller.

1.6 Title; Encumbrances. Seller holds good title to the Additional Sponsor Interest, free and clear of all Encumbrances, except for rights set forth in this Agreement and the Sponsor

LLC Agreement. Except for this Agreement and rights set forth in the Sponsor LLC Agreement, neither Seller nor any of its Affiliates has any Contract, arrangement or commitment (contingent or otherwise) to sell, transfer or otherwise dispose of all or any portion of the Additional Sponsor Interest. Upon execution and delivery of this Agreement, the Additional Sponsor Interest will be validly issued and duly authorized and, upon payment to Seller of the Additional Sponsor Purchase Price, Buyer will have good title to the Additional Sponsor Interest, free and clear of all Encumbrances except for rights set forth in the Sponsor LLC Agreement.

1.7 Brokers’ Fees. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Seller directly with Buyer without the intervention of any Person on behalf of Seller in such manner as to give rise to any valid Action by any Person against Buyer or any of its Affiliates for a finder’s fee, brokerage commission or similar payment.

1.8 Affirmation as of Prior Closing(s). All representations and warranties made by Seller under this Agreement as of any Closing occurring thereunder prior to the date hereof were, as of the date of such Closing (or such earlier time specified in any such representations and warranties), true and correct in all material respects.

Schedule 3.3

Seller Consents

None.

Schedule 3.8

Licenses and Permits

I. Reserved.

II. Sandy Ridge Project

Part A.	In Effect

i.	Pennsylvania Game Commission State Game Land No. 60 Temporary Right of Way Letter, together with conditions on Temporary Right of Way, both dated as of February 12, 2010

ii.	Building Permit No. ST-11-15C to construct 16 Wind Turbines from Snyder Township, dated as of June 13, 2011

iii.	Building Permit to construct meteorological tower from Snyder Township, dated June 21, 2011, Permit No. ST-11-16C

iv.

Letter regarding License for Right-of-Way, State Game Land Nos. 60 and 158, Centre and Blair Counties, Sub-account 90312006NC060, dated February 15, 2012, from Pennsylvania Game Commission to Gamesa Energy USA, LLC

v.	Letter, dated May 12, 2009, from Snyder Township Board of Supervisors, advising that the Board moved to grant the waiver of Setback Ordinance 2008-2 subsection V(5)(g)(1)

vi.	Development Agreement, dated July 5, 2011, between Snyder Township and Sandy Ridge Wind, LLC, recorded July 29, 2011, as Instrument No. 201112902

• Irrevocable Standby Letter of Credit Number 839BGB1100156, dated July 12, 2011, in favor of Snyder Township, up to an aggregate amount of $743,713.00, issued by Deutsche Bank AG, New York Branch

vii.	Letter, dated May 20, 2010, from Snyder Township Board of Supervisors, signed by the Chairman of the Board, granting conditional approval of the Land Development Plan

viii.

Development Agreement and Permit, dated August 13, 2007, between Taylor Township and Gamesa Energy USA, LLC, as amended by that certain Amendment to Development Agreement and Permit, dated September 9, 2009, by and between Taylor Township and Gamesa Energy USA, LLC

• Irrevocable Standby Letter of Credit Number 839BGB1000156, dated August 17, 2010, in favor of Taylor Township, up to an aggregate amount of $459,000.00, issued by Deutsche Bank AG, New York Branch

ix.	Taylor Township Road Occupancy Permit, for the benefit of Sandy Ridge Wind, LLC, dated as of August 10, 2009

x.	Building Permit-No. T-0054, dated as of June 28, 2010, by Taylor Township in favor of Sandy Ridge Wind, LLC, for Substation

xi.	Building Permit- No. T-0055, dated as of June 28, 2010, by Taylor Township in favor of Pennsylvania Electric Company, a FirstEnergy Company, for Three Ring Breaker

xii.

Building Permits for Wind Turbine Sites S-17, S-18, S-19, S-20, S-21, S-22, S-23, S-24, and S-25, by Taylor Township in favor of Sandy Ridge Wind, LLC, each dated as of September 24, 2010, and each numbered T-0056

xiii.	Building Permit, No. T-0057, dated as of September 24, 2010, by Taylor Township in favor of Sandy Ridge Wind, LLC, for Collection System

xiv.	Building Permit, No. T-0060, dated as of October 22, 2010, by Taylor Township in favor of Sandy Ridge Wind, LLC, Permanent Met Tower

xv.

Resolution for Plan Revision for New Land Development, Resolution No. 2011-3, adopted July 11, 2011, by the Taylor Township Board of Supervisors, for the development of the Operations and maintenance Building

xvi.	Excess Maintenance Agreement, dated May 20, 2010, by and between Sandy Ridge Wind, LLC and Taylor Township

xvii.

Letter, dated November 17, 2010, confirming the assignment of all rights, permits and approvals to Sandy Ridge Wind, LLC, from Gamesa Energy USA, LLC, acknowledged and approved by the Taylor Township Supervisors on November 23, 2010

xviii.	Pennsylvania National Diversity Inventory Review (PNDI Number 20632), Appendix B - PNDI Agency Response, dated as of May 29, 2007

xix.	Pennsylvania Department of Conservation and Natural Resources (PNDI Number 20632) Clearance Letter, dated as of June 8, 2010

xx.

Timber Rattlesnake Report and Addendum, Pennsylvania Fish and Boat Commission Response (SRI# 33608), dated as of July 6, 2010, Clearance Letter, dated as of July 20, 2010, and Timber Rattlesnake Construction Monitoring Report

xxi.	National Pollutant Discharge Elimination System (NPDES) Permit No. PAI 041409007, approved as of May 4, 2010, and all revisions to such permit

xxii.	Highway Occupancy Permit No. 09020933, dated as of August 19, 2010, as extended and recorded

•    Irrevocable Standby Letter of Credit Number 839BGB1000144, dated August 9, 2010, in favor of Commonwealth of Pennsylvania, Department of Transportation, up to an aggregate amount of $26,500.00, issued by Deutsche Bank AG, New York Branch

xxiii.	Federal Aviation Administration, Notices of No Hazard, for Wind Turbines located on Sites: S-17, S-18, S-19, S-20, S-21, S-22, S-23, S-24 and S-25

xxiv.

Federal Aviation Administration, Phase II Determinations of No Hazard, for Wind Turbines located on Sites: S-1, S-3, S-4, S-5, S-6, S-7, S-8, S-9, S-11, S-12, S-13, S-14, S-15, S-16, S-2 (as revised) and S-10 (as revised)

xxv.

Pennsylvania Bureau of Aviation, No Objection to Notices of Proposed Construction of Alteration-Off Airport, dated August 20, 2010 and April 26, 2011, and agreed to December 5, 2011 between FAA and Gamesa Energy USA, LLC

xxvi.

Turbine Elevator Permits- Permits 201120283 through 201120286 (Phase I), and Permits 201120287 through 201120290 (Phase I), each dated as of September 7, 2011, with Stamped Drawings by the Pennsylvania Department of Labor and Industry

xxvii.

Certificate of Use and Occupancy Permit No. T-0057, dated March 3, 2011, issued by Taylor Township in favor of Sandy Ridge Wind, LLC, to certify the installation of Wind Turbine Electrical Cables to Substation

xxviii.	Certificate of Use and Occupancy Permit No. T-0054, dated March 3, 2011, issued by Taylor Township in favor of Sandy Ridge Wind, LLC, to certify the construction Sandy Ridge Substation

xxix.

Certificate of Use and Occupancy Permits No. T-0056, dated November 8, 2011, issued by Taylor Township in favor of Sandy Ridge Wind, LLC, to certify the Installation of Wind Turbines S-17, S-18, S-19, S-20, S-21, S-22, S-23, S-24 and S-25

xxx.	Certificate of Use and Occupancy Permit No. T-0060, dated March 11, 2011, issued by Taylor Township in favor of Sandy Ridge Wind, LLC, to certify the Installation of Meteorological Tower

xxxi.	Federal Aviation Administration, Determination of No Hazard for Met Tower (Phase I – 263 feet above ground level), dated as of August 27, 2010

xxxii.	Federal Aviation Administration, Determination of No Hazard for Met Tower SR – Perm Met Tower (Phase II – 335 feet above ground level), dated as of August 11, 2011

xxxiii.

E-mail correspondence, dated October 27, 2011 and November 2, 2011, by and between a representative of the Snyder Township Board of Supervisors and Gamesa Energy USA, LLC on behalf of Sandy Ridge Wind, LLC, relating to final approval of all of the applications for commercial wind turbine permits for the Sandy Ridge Project

xxxiv.	Final Plan - Sandy Ridge Wind Farm Subdivision, dated December 20, 2010, recorded October 3, 2011, as Plat No. 00085-0014, with the Recorder of Deeds of Centre County

xxxv.	Land Development Plan, Sandy Ridge Wind Farm Operations Building, Centre County, Pennsylvania (Centre County Planning Commission File No. 68-11), dated May 5, 2011

xxxvi.

Letter, dated October 5, 2011, granting conditional approval to commence construction for the Final Plan of the Sandy Ridge Wind Farm Operations and Maintenance Land Development (File No. 68-11) from the County of Centre Subdivision and Land Development Planner

xxxvii.

Letter, dated December 22, 2011, from the County of Centre Subdivision and Land Development Planner, granting a second (2nd) extension for completion of the Final Plan of the Sandy Ridge Wind Farm Operations and Maintenance Land Development

xxxviii.

Letter, dated March 26, 2012, from the County of Centre Subdivision and Land Development Planner, granting a third (3nd) extension for completion of the Final Plan of the Sandy Ridge Wind Farm Operations and Maintenance Land Development

xxxix.

Letter dated June 20, 2012, from the County of Centre Subdivision and Land Development Planner, granting a fourth (4th) extension for completion of the Final Plan of the Sandy Ridge Wind Farm Operations and Maintenance Building Land Development.

xl.

Notice dated June 21, 2012, from Sandy Ridge Wind, LLC to Centre County Planning and Community Development requesting final site inspection of improvements shown on the Final Plan of the Sandy Ridge Wind Farm Operations and Maintenance Building Land Development Plan, Taylor Township.

xli.

Acknowledgement of Substation Minor Land Development for an Electrical Substation for the Sandy Ridge Wind Farm (Centre County Planning Commission File No. 88-10) per letter, dated June 22, 2010, from Centre County Subdivision and Land Development Planner

xlii.	Land Development Plan, Sandy Ridge Wind Farm, Rush Township / Centre County, Pennsylvania, dated April 21, 2010 xliii.

Letter dated December 16, 2009, from the County of Centre Subdivision and Land Development Planner, regarding Final Land Development Plan (Centre County Planning Commission File No. 88-09), granting an extension for completion of land development proposal, and as further extended by those certain letters from the County of Centre Subdivision and Land Development Planner dated July 21, 2010, October 20, 2010, January 19, 2011, April 25, 2011, July 20, 2011, October 19, 2011, January 19, 2012, and April 23, 2012.

xliv.

Notice Relating to Conditional Approval of Sandy Ridge Land Development Plan (Centre County Planning Commission File No. 88-09) by County of Centre Subdivision and Land Development Planner, dated April 23, 2010 xlv.

Letter, dated June 10, 2010, granting conditional approval to commence construction of the Final Plan of the Sandy Ridge Wind Farm Development proposal, Taylor Township portion (File No. 88-09) from the County of Centre Subdivision and Land Development Planner

xlvi.	Letter, dated September 14, 2011, from the Pennsylvania Department of Environmental Protection, granting approval of sewage facilities for Operations and Maintenance Building

xlvii.	Memorandum of Understanding, dated May 24, 2011, by and between the County of Centre and Sandy Ridge Wind, LLC

xlviii.	Letter, dated August 28, 2009, granting conditional approval from the Blair County Planning Commission

xlix.	Memorandum of Agreement, dated August 23, 2011, by and between FAA and Sandy Ridge Wind, LLC

l.	Non-Federal Reimbursable Agreement, dated September 15, 2011, by and between FAA and Sandy Ridge Wind, LLC

li.	Encroachment Permit by and between AT&T Corp and Sandy Ridge Wind, LLC, dated July 15, 2009, recorded September 25, 2009, with the Recorder of Deeds of Blair County, Instrument No. 200916596

lii.

Email dated August 27, 2010, from Andy Gonsman, Resource Conservation Specialist, Blair County Conservation District, to Josh Framel, Project Manager, Gamesa Energy USA, confirming that the Blair County Conservation District has approved the Sandy Ridge Wind Farm Erosion and Sediment Control Plan dated April 27, 2010, including the construction sequence liii.

Letter, dated July 20, 2010, from Pennsylvania Fish & Boat Commission, Division of Environmental Services, Natural Diversity Section, to Shoener Environmental Inc. on behalf of Sandy Ridge Wind, LLC, relating to Secondary Species Impact Review for the timber rattlesnake, and other rare or protected species under Pennsylvania Fish and Boat Commission jurisdiction, and finding no likely adverse impact on protected species liv.

Letter, dated April 1, 2010, from Pennsylvania Game Commission, to Shoener Environmental Inc. on behalf of Sandy Ridge Wind, LLC, relating to potential impact to species and resources of concern under Pennsylvania Game Commission responsibility, and finding no likely adverse impact on protected species

lv.

Letter, dated November 16, 2009, from U.S. Department of the Interior, Fish and Wildlife Service, to Gamesa Energy USA, LLC on behalf of Sandy Ridge Wind, LLC, relating to review of the Sandy Ridge Project for endangered and threatened species under the Endangered Species Act of 1973, and finding no likely adverse impact on protected species

lvi.	Notice of Effectiveness of Exempt Wholesale Generator Status, issued by FERC on January 6, 2011

lvii.	Market Based Rate Authorization, issued December 2, 2010, by FERC, Docket No. ER11-113-000 (unpublished letter order)

lviii.	Minutes of Taylor Township, dated August 8, 2011, re motion to accept 25% Decommissioning Plan

lix.	FERC – Order Authorizing the Disposition of Facilities through Issuance of Securities issued December 27, 2011, Docket No. EC12-41-000

lx.	Category 1 Status Authorization, issued January 9, 2012, by FERC, Docket Nos. ER12-570-000, ER12-571-000 (unpublished letter order)

lxi.

Rush Township Final Land Development Plan Approval dated April 21, 2010 (Rush Township Board of Supervisors Final Plan Approval Statement – February 9, 2012), recorded as Plat No. 85-141, with the Recorder of Deeds of Centre County

lxii.	PHMC Response letter, dated May 2, 2007

lxiii.	Bureau for Historic Preservation Clearance Letter, dated January 26, 2011

lxiv.	Letter from U.S. Dept of the Interior, Fish and Wildlife Service stating that additional access road is unlikely to adversely affect the Indiana bat, dated June 11, 2010

lxv.	Erosion and Sediment Control Plan Approved by Pennsylvania Department of Environmental Protection, dated April 27, 2010

lxvi.	Post-Construction Stormwater Management Plan Approved by Pennsylvania Department of Environmental Protection, dated May 4, 2010

lxvii.	Letter from Pennsylvania Department of Environmental Protection, Fish and Boat Commission to J. Framel granting two GP-5 utility line crossing waiver and attaching PASPGP-3, dated April 30, 2010

lxviii.	Pennsylvania Special Programmatic General Permit, PASPGP-3, dated April 30, 2010 lxix.

Rush Township Letter confirming the proposed work in Rush Township will conform with Section 616, Storm Water management of the Rush Township Subdivision and Land Development Ordinance, dated April 30, 2010 lxx.

License for Right of Way, dated as of February 15, 2012, State Game Land No.’s 60 and 158, Centre and Blair Counties, Subaccount 90312006NV060, issued by Pennsylvania Game Commission in favor of Sandy Ridge Wind, LLC

•    Irrevocable Standby Letter of Credit Number 839BGB1000114, dated July 6, 2010, in favor of the Pennsylvania Game Commission, up to an aggregate amount of $100,000.00, issued by Deutsche Bank AG, New York Branch, as amended by Amendment to Irrevocable Standby Letter of Credit Number 839BGB1000114, dated February 23, 2012 lxxi.

Special Use Permit No. 63-2012 re: Post-Construction Monitoring Surveys, effective as of April 12, 2012, issued by Pennsylvania Game Commission, , as amended by Amendment 1 to Special Use Permit No. 63-2012 dated May 15, 2012, and further amended by Amendment 2 to Special Use Permit No. 63-2012 dated September 17, 2012

lxxii.	Certificate of Occupancy and Use Permit #ST11-15C, dated April 26, 2012, issued by Snyder Township for 16 Wind Turbines.

lxxiii.	Certificate of Occupancy and Use Permit #ST11-16C, dated April 26, 2012 issued by Snyder Township for MetTower

lxxiv.	Letter dated April 3, 2012, from Franson Engineering & Surveying confirming approval of construction for portion of Project located within Taylor Township, Centre County

lxxv.	Taylor Township Board of Supervisors Final Plan Approval Statement, dated June 11, 2012

lxxvi.	Centre County Planning Commission Approval Acknowledgement, dated May 20, 2012, of Final Land Development Plan.

lxxvii.	Certificates of Operation, Permit Numbers 201220869-201220884, dated August 1, 2012, issued by the Elevator Division for Turbines 1-16

lxxviii.	Certificates of Operation, Permit Numbers 201120283-201120291, dated August 1, 2012, issued by the Elevator Division, Bureau of Occupational and Industrial Safety for Turbines 17-25

lxxix.	Final Land Development Plan Sandy Ridge Wind Farm Operations Building, recorded August 1, 2012, Plat Book 86, page 59-61

Part B.	To be Obtained

i.	None.

III. Minonk Project

Part A.	In Effect

i.	Illinois Department of Natural Resources state-wide permit for Rivers, Lakes and Streams, dated October 14, 2009

ii.	U.S. Army Corps of Engineers NWP 12 Approval, dated March 31, 2010

iii.	Illinois EPA Section 401 Water Quality Certification

iv.	Woodford County Ordinance 24-1700, relating to regulation of special use for wind energy conversion systems

v.	Woodford County Resolution 2008/09-068, approved July 20, 2010, by the Woodford County Board, concerning petition #2009-20-S, and granting a Special Use Permit for the Minonk Project

• Resolution 1011/2012 #085 Approving the Transfer of Ownership of Minonk Wind, LLC, dated September 18, 2012

vi.	Woodford County Special Use Permit #2009-20-S approved July 20, 2010

• Irrevocable Standby Letter of Credit Number 68064634, dated February 6, 2012, for the benefit of Woodford County, in an amount not exceeding $3,013,875.00, issued by Bank of America, N.A.

vii.	Woodford County Board Minutes, dated July 20, 2010, which approve Resolution #068 Special Use Conditions Minonk Wind, LLC in Woodford County

viii.	Woodford County Zoning Administrator’s Letter dated March 5, 2012, to Minonk Wind, LLC, Re: Minonk Winds, LLC and the Minonk Wind Power Project

ix.	Zoning Compliance Certificate for meteorological tower, dated June 26, 2007, from the Woodford County Zoning Administration

x.	Certificate of Occupancy for meteorological tower, dated July 11, 2008, under Building Permit No. 14885-08, from the Woodford County Zoning Administration

xi.	Certificate of Occupancy for meteorological tower, dated July 11, 2008, under Building Permit No. 14929-08, from the Woodford County Zoning Administration

xii.	Zoning Permit No. 15927-12, dated January 9, 2012, from the Woodford County Zoning Administration for substation parcel

xiii.	Erosion, Sediment, and Storm Water Control Permit Response, dated as of December 18, 2011, from the Peoria County Soil and Water Conservation District, as Transmitted to Woodford County

xiv.

Livingston County Ordinance No. 2010-06-34, passed June 24, 2010, by the County Board of Livingston County, Illinois, relating to the approval of Livingston County Zoning Case SU-3-09, and including Special Use Conditions, relating to the Minonk Project

• Irrevocable Standby Letter of Credit Number 68064614, dated February 6, 2012, for the benefit of Livingston County, in an amount not exceeding $1,004,625.00, issued by Bank of America, N.A.

• Resolution No. 2012-09-28 - Approval of Transfer of Ownership in Accordance with a Special Use Permit for a Wind Energy Conversion System, dated September 13, 2012

xv.	Agreement for Roadway Improvements and Maintenance, dated as of December 15, 2009, by and between Woodford County, Illinois and Minonk Wind, LLC

• Irrevocable Standby Letter of Credit Number 68064616, dated February 6, 2012, for the benefit of Woodford County Engineer, in an amount not exceeding $1,065,593.20, issued by Bank of America, N.A.

xvi.	Agreement for Roadway Improvements and Maintenance, dated as of July 15, 2010, by and between Livingston County, Illinois and Minonk Wind, LLC

xvii.	Agreement for Roadway Improvements and Maintenance, dated as of July 12, 2010, by and between Nebraska Township Highway Commissioner and Minonk Wind, LLC

•    Irrevocable Standby Letter of Credit Number 68064636, dated February 6, 2012, for the benefit of Nebraska Township Highway Commissioner, in an amount not exceeding $915,741.60, issued by Bank of America, N.A.

xviii.	Agreement for Roadway Improvements and Maintenance, dated as of July 12, 2010, by and between Minonk Township Highway Commissioner and Minonk Wind, LLC

•    Irrevocable Standby Letter of Credit Number 68064612, dated February 6, 2012, for the benefit of Minonk Township Highway Commissioner, in an amount not exceeding $3,199,912.00, issued by Bank of America, N.A.

xix.	Agreement for Roadway Improvements and Maintenance, dated as of July 12, 2010, by and between Waldo Township Highway Commissioner and Minonk Wind, LLC

•    Irrevocable Standby Letter of Credit Number 68064617, dated February 6, 2012, for the benefit of Waldo Township Highway Commissioner, in an amount not exceeding $47,520.00, issued by Bank of America, N.A.

xx.	Notice of Intent, Minonk Substation-NPDES Permit

xxi.	Erosion, Sediment, and Storm Water Control Permits: 75 individual Permits for each Wind Turbine situated in Woodford County

xxii.	NPDES Notice of Intent, submitted to (a) Illinois Environmental Protection Agency, Erosion and Sediment Control Plan on February 13, 2012 and (b) Woodford County on February 15, 2012

xxiii.

Illinois Historic Preservation Agency confirmation, dated January 11, 2010, that no significant archeological resources are located in the project area and the project is in compliance with the Illinois Historic Resources Preservation Act

xxiv.

Illinois Historic Preservation Agency confirmation, dated August 16, 2010, that no significant historical architectural resources are located in the project area and the project is in compliance with the Illinois Historic Resources Preservation Act.

xxv.

Letters from U.S. Department of Commerce, National Telecommunications and Information Administration determining no concerns regarding radio frequency blockage, dated March 10, 2009 and October 7, 2009

i.	Federal Aviation Administration, Notices of No Hazard, for Wind Turbines located on Sites: M25, M55-M61, M63, M66-M70, and M72-M100, PMM2, PMM3-B, PMM5-B, R01, R02, R03, R04 and R06

ii.	Federal Aviation Administration, Determinations of No Hazard, for Wind Turbines located on Sites: M01 – M24, M26 – M54, M62, M64, M65, and M71 [NB: Wind Turbine M03 is incorrectly identified as M02]

iii.	Revised Joint Construction and Lifetime Operating Permit for Portable Emission Unit, dated February 16, 2012, issued by Illinois Environmental Protection Agency

iv.	Resolution 2011/12-016 granting a Special Use According to the Regulations Set Forth in the Zoning Ordinance of Woodford County, Illinois, approved February 27, 2012.

v.	Resolution 2011/12-017 Granting a Special Use According to the Regulations Set Forth in the Aoning Ordinance of Woodford County, Illinois, approved February 27, 2012.

vi.	Resolution 2011/12-018 Granting a Special Use According to the Regulations Set Forth in the Zoning Ordinance of Woodford County, Illinois, approved February 27, 2012

vii.	Market Based Rate Authorization, issued June 12, 2012, by FERC, Docket No. ER12-1680-000 (unpublished letter order)

viii.	Letter dated May 7, 2012 from Westwood Professional Services re: Applicability of Statewide Permit #2 to Minonk Wind Farm

ix.	Utility Crossing Permit No. 3-13226-12 (Livingston County), dated May 10, 2012 from Illinois Department of Transportation

x.	Utility Crossing Permit No. 3-13225-12 (Livingston County), dated May 10, 2012 from Illinois Department of Transportation

xi.	Utility Crossing Permit No. U4-12-167 (Woodford County), dated May 3, 2012 from Illinois Department of Transportation

xii.	Highway Permit No. 4-2012031 (Woodford County Driveways Permit), dated May 23, 2012, from Illinois Department of Transportation

xiii.	Highway Permit No. 3-13208-12 (Livingston County Road Access Permit), dated May 21, 2012, from Illinois Department of Transportation

xiv.

Joint Construction and Lifetime Operating Permit for Portable Emission Unit (for Portable Concrete Batch Plant), No. 099090AAE, revised date issued February 16, 2012, from Illinois Environmental Protection Agency

xv.	Spill Control and Countermeasure Plan for Minonk Wind LLC, July 2012

xvi.	State-Listed Mussel Survey at the Minonk Wind Resource Area, Woodford and Livingston Counties, IL, prepared by West Inc., dated September 14, 2012

xvii.

Letter from Illinois Department of Natural Resources determining that the State-Listed Mussel Survey at the Minonk Wind Resource Area satisfies the Department’s request to determine whether certain mussel species are present in the project area, dated September 14, 2012

xviii.	Building Permits

1. Minonk Project Substation: 1 Building Permit (Woodford County)

2. ComEd Interconnection Substation: 1 Building Permit (Woodford County)

3. Building Permit No. 14616-07, dated March 23, 2007, from the Woodford County Zoning Administration for the construction of meteorological tower

4. Building Permit Nos. 15939-12 through 16013-12, dated February 21, 2012, from the Woodford County Zoning Administration for the construction of wind turbines

5. Building Permit No. I-21-08, dated April 9, 2008, from the Livingston County Regional Planning Commission for the construction of meteorological tower

6. Building Permit No. 14885-08, dated March 5, 2008, from the Woodford County Zoning Administration for the construction of meteorological tower

7. Building Permit No. 14929-08, dated April 17, 2008, from the Woodford County Zoning Administration for the construction of meteorological tower

8. Notice of Coverage under Construction Site Activity Storm Water General Permit – Minonk Substation, issued December 9, 2011

9. Building Permit No. I-27-12 through I-51-12, dated March 28, 2012, from the Livingston County Regional Planning Commission for the construction of wind turbines

10. Building Permit No. 15937-12, dated February 16, 2012, from the Woodford County Zoning Administration for the concrete batch plant

11. Building Permit No. 16015-12, dated February 21, 2012, from the Woodford County Zoning Administration for the O&M Building

Part B. To be Obtained

i.	Notice of Effectiveness of Exempt Wholesale Generator Status from FERC

IV. Senate Project

Part A. In Effect

i.	Letter from Jack County Judge Mitchell Davenport, dated as of August 18, 2008, together with e-mail confirmation of July 19, 2010

ii.	Letter from Jack County Judge Mitchell Davenport, dated May 24, 2012, regarding Local Government Environmental and Land Use Ordinances, Regulations and Permits in Jack County, Texas

iii.	Letter from Young County Judge Stan Peavy, III, dated as of September 13, 2010

iv.	Letter from Young County Judge John C. Bullock, dated May 17, 2012, regarding Local Government Environmental and Land Use Ordinances, Regulations and Permits in Young County Texas

v.	Texas Department of Transportation-Permit to Construct Access Service Driveway Facilities on Highway Right of Way, dated as of November 21, 2011

vi.	FAA Determination of No Hazard for SN1 through and including SN78

vii.	FAA Determination of No Hazard for Met Tower PMM1, Met Tower PMM 2, Met Tower PMM3 and Met Tower Senate IV 80m

viii.	Correspondence from USFWS to SWCA Environmental Consultants, dated September 22, 2011, concurring that no take permit is required for Black-capped Vireos

ix.	Spill Prevention, Control, and Countermeasure Plan, dated April 2010, prepared by Miller Engineering Solutions

x.	Stormwater Pollution Prevention Plan for the Senate Wind Farm Project, dated April 2010, prepared by SWCA Environmental Consultants

xi.	Letter, dated February 10, 2012, from the Jack County Judge certifying that substation property is not within a flood prone area

xii.	Jack County Floodplain Development Permit – Wind Turbine Bases, dated February 10, 2012

xiii.	Jack County Floodplain Development Permit – Substation, dated February 10, 2012

xiv.	Permit to Construct Access Service Driveway Facilities on Highway Right of Way, Permit No. 120-SVD-7-11, issued by the Texas Department of Transportation on November 21, 2011

xv.	Permit to Construct Access Service Driveway Facilities on Highway Right of Way, Permit No. 120-SVD-5-12, issued by the Texas Department of Transportation on February 16, 2012

xvi.	Letter, dated June 2, 2010, from U.S. Army Corps of Engineers relating to determination that the Senate Project does not require a Department of the Army Section 404 Permit.

xvii.

Texas Pollutant Discharge Elimination System Storm Water Construction General Permit number TXR15TM73, and related Notice of Intent submitted to Texas Commission on Environmental Quality, effective February 24, 2012

xviii.

Notice of Approval dated April 24, 2012 from the Public Utility Commission of Texas RE: Project No. 40296 – Application of Senate Wind, LLC as a Power Generation Company pursuant to P.U.C Subst. R. 25.109

xix.	Letter Permit from Jack County dated February 10, 2012 approving Floodplain Development Application for Maintenance & Operations Building

xx.	Approval by Jack County on January 17, 2012 of Application for Permit to Cross County Road to Construct Pipeline or Utility

xxi.	Air Quality Standard Permit for Concrete Batch Plants, Standard Permit Registration Number 101169L001, issued by Texas Commission on Environmental Quality on May 17, 2012

xxii.	Air Quality Standard Permit – Tier II Notification for the Portable Crusher S/N 407576 issued by Texas Commission on Environmental Quality on May 31, 2012

xxiii.

Approval for Notice of Proposed Installation Utility Line on TxDOT Highway Right of Way, Application No. FTW20120529140636 (District Application No. 120-W-005-2012) dated May 29, 2012 re: three bores under 1191 N for installation of collection system for the Senate Wind Farm issued by Texas Department of Transportation on May 31, 2012

xxiv.	Execution by ERCOT of a Standard Form Market Participant Agreement for Senate Wind, LLC as a Resource Entity, dated April 27, 2012

xxv.	Registration of Senate Wind, LLC with ERCOT as a Resource Entity, dated March 19, 2012

Part B.	To be Obtained

i.	Notice of Effectiveness of Exempt Wholesale Generator Status from FERC

ii.	Certification by the Public Utility Commission of Texas that the Senate Wind Farm is an eligible renewable energy credit (“REC”) generator pursuant to P.U.C. Subst. R. 25.173

iii.	Registration of Senate Wind, LLC with the Electric Reliability Council of Texas, Inc. (“ERCOT”) as a REC Account Holder

iv.	Execution by ERCOT of a Standard Form Market Participant Agreement for Senate Wind, LLC as a REC Account Holder

v.	Issuance by ERCOT of a REC Account number to Senate Wind, LLC

vi.

Registration of Senate Wind, LLC with the Texas Regional Entity, Inc. as a Generation Owner and Generation Operator in connection with the Senate Wind Farm pursuant to the North American Reliability Council, Inc. reliability standards

Schedule 3.9

Project Documents

Part A – Project Documents Other than Real Property Documents

I.	Reserved.

II.	Sandy Ridge Project

a.	Interconnection Service Agreement, dated November 2, 2009, by and among PJM Interconnection, L.L.C., Sandy Ridge Wind, LLC, and Pennsylvania Electric Company, A First Energy Company, as amended by PJM Scope Change #Q36-SC1, PJM Scope Change #Q36-SC2, PJM Scope Change #Q36-SC3 and PJM Scope Change #Q36-SC4 (the “ISA”)

b.	Letter Agreement Relating to Settlement of Billing Dispute Concerning PJM Interconnection, L.L.C. Queue Project No. Q36, dated March 29, 2011, by and among Pennsylvania Electric Company, A First Energy Company, Sandy Ridge Wind, LLC and PJM Interconnection, L.L.C.

c.	Interconnection Construction Service Agreement, dated November 2, 2009, by and among PJM Interconnection, L.L.C., Sandy Ridge Wind, LLC, and Pennsylvania Electric Company, A First Energy Company

d.	Agreement for the Purchase of Equipment, dated June 11, 2010, by and between Sandy Ridge Wind, LLC as buyer, and ABB, Inc. as seller

e.	Substation Civil Works Contract, dated as of June 2, 2010, between Horst Construction Company and Sandy Ridge Wind, LLC

f.	Engineering, Procurement and Construction Agreement, dated as of August 30, 2010, by and between Sandy Ridge Wind, LLC and Blattner Energy, Inc., including all exhibits, schedules or other attachments thereto

g.	Engineering, Procurement and Construction Agreement, dated as of September 1, 2011, by and between Sandy Ridge Wind, LLC, the Delaney Group, Inc. and Tetra Tech, Inc., including all exhibits, schedules or other attachments thereto

h.	Guarantee, dated as of October 7, 2011, made by Gamesa Energy USA, LLC in favor of The Delaney Group, Inc.

i.	Amended and Restated Turbine Supply Agreement, dated March 8, 2012, by and between, Gamesa Wind US, LLC and Sandy Ridge Wind, LLC

j.	Guarantee (TSA), dated March 8, 2012, made by Gamesa Corporación Tecnológica, S.A. in favor of Sandy Wind, LLC

k.	Amended and Restated Operation and Maintenance Agreement, dated as of March 8, 2012, by and between Gamesa Wind US, LLC and Sandy Ridge Wind, LLC

l.	Guarantee (OMA), dated March 8, 2012, made by Gamesa Corporación Tecnológica, S.A. in favor of Sandy Wind, LLC

m.	Agreement for the Purchase of Equipment, dated June 28, 2010, by and between Sandy Ridge Wind, LLC as buyer and Shallbetter, Inc. as seller

n.	Professional Services Agreement between Gamesa Energy USA, LLC and Customized Energy Solutions, Ltd., dated August 1, 2009, as supplemented by Task Order 2011-1221 for Sandy Ridge, dated December 21, 2011, between Customized Energy Solutions and Sandy Ridge Wind, LLC

o.	Professional Services Agreement dated May 11, 2007, by and between Sandy Ridge Wind, LLC and RETTEW

p.	Letter from PJM Interconnection, L.L.C. re Acceptance of commercial operation milestone pursuant to ISA Section 6.3(a), dated December 27, 2011

q.	DEP Grant Agreement by and between Sandy Ridge Wind, LLC and the Commonwealth of Pennsylvania, Department of Environmental Protection, Office of Energy and Technology Department, dated December 5, 2010

r.	Asset Management and BOP Operations and Services Agreement, dated March 8, 2012, by and between Gamesa Energy USA, LLC and Sandy Ridge Wind, LLC

s.	Guarantee (AMBOSA), dated March 8, 2012, made by Gamesa Corporación Tecnológica, S.A. in favor of Sandy Ridge Wind, LLC

t.	Build-Out Agreement, dated as of June 29, 2012, by and among Wind Portfolio Holdings, LLC, Sandy Ridge Wind, LLC and Gamesa Energy USA, LLC

u.	ISDA Master Agreement (1992 Multi-currency, Cross-Border Form), dated as of March 8, 2012, between J. P. Morgan Ventures Energy Corporation and Sandy Ridge Wind, LLC, together with the Schedule to the ISDA Master Agreement, the Credit Support Annex to the ISDA Master Agreement, each of the other schedules, annexes and exhibits thereto and the Transaction Confirmation entered into in connection therewith on March 20, 2012

v.	Pledge, Security and Depositary Agreement (Sandy Ridge), dated as of June 29, 2012, by and among Sandy Ridge Wind, LLC, Union Bank, N.A., as depositary bank, and Union Bank, N.A., as collateral agent

w.	Collateral Agency and Intercreditor Agreement, dated as of June 29, 2012, by and among J.P. Morgan Ventures Energy Corporation, as initial hedge provider, Wind Energy Portfolio Holdings I, LLC, Sandy Ridge Wind, LLC, Union Bank, N.A., as collateral agent and certain other parties thereto from time to time

x.	Participation Agreement, dated as of June 29, 2012, by and among Sandy Ridge Wind, LLC, Wind Energy Portfolio Holdings I, LLC, certain other parties from time to time thereto, Union Bank, N.A., as collateral agent, and Union Bank, N.A., as depositary bank

y.	Consent and Agreement (Build-Out Agreement), dated as of June 29, 2012, by and among Gamesa Energy USA, LLC, Wind Portfolio Holdings, LLC, Sandy Ridge Wind, LLC and Union Bank, N.A., as collateral agent

z.	Consent and Agreement (Interconnection Agreement), dated as of June 29, 2012, by and among PJM Interconnection L.L.C., Pennsylvania Electric Company, Sandy Ridge Wind, LLC and Union Bank, N.A., as collateral agent

aa.	Consent and Agreement (Turbine Supply Agreement), dated as of June 29, 2012, by and among Gamesa Wind US, LLC, Sandy Ridge Wind, LLC and Union Bank, N.A., as collateral agent

bb.	Consent and Agreement (O&M Agreement), dated as of June 29, 2012, by and among Gamesa Wind US, LLC, Sandy Ridge Wind, LLC and Union Bank, N.A., as collateral agent

cc.	Consent and Agreement (AMBOSA), dated as of June 29, 2012, by and among Gamesa Energy USA, LLC, Sandy Ridge Wind, LLC and Union Bank, N.A., as collateral agent

dd.	Professional Services Agreement, dated as of April 23, 2012, by and between Sandy Ridge Wind, LLC and Crystal L. Mitchell Excavating, as amended by Change Order No. 1, dated as of May 15, 2012

ee.	Engineering Services Agreement, dated April 12, 2010, by and between Sandy Ridge Wind, LLC and MSE Power Systems, as amended by Change Order #1, dated July 16, 2010, Change Order #2, dated August 30, 2010, and Change Order #3, dated September 28, 2011.

III.	Minonk Project

a.	Purchase Agreement—Main Power Transformer, dated November 18, 2011, by and among Minonk Wind, LLC and ABB, Inc.

b.	Purchase Agreement—Live Tank Breaker, dated December 22, 2011, by and among Minonk Wind, LLC and Rumsey Electric Company

c.	Purchase Agreement—Dead Tank Breaker, dated December 22, 2011, by and among Minonk Wind, LLC and ABB, Inc.

d.	Engineering Services Agreement—Interconnection Substation Design, dated October 12, 2011, by and among Minonk Wind, LLC and Dashiell Corporation

e.	Engineering Services Agreement—Wind Farm Substation and Collection System Design, dated October 25, 2011, by and among Minonk Wind, LLC and Dashiell Corporation

f.	Professional Services Agreement—Civil Design, dated November 4, 2011, by and among Minonk Wind, LLC and Westwood Professional Services, Inc.

g.	Professional Services Agreement—Geotechnical Investigation, dated September 14, 2009, Minonk Wind, LLC and Terracon Consultants, Inc.

h.	Amended and Restated Turbine Supply Agreement, dated March 8, 2012, by and between Gamesa Wind US, LLC and Minonk Wind, LLC i. Guarantee (TSA), dated March 8, 2012, made by Gamesa Corporación Tecnológica, S.A. in favor of Minonk Wind, LLC

j.	Interconnection Service Agreement, dated February 22, 2012, among PJM Interconnection, L.L.C., Minonk Wind, LLC and Commonwealth Edison Company

k.	Purchase Agreement—Substation Switchgear Building – dated as of February 6, 2012, between Minonk Wind, LLC and Shallbetter, Inc.

l.	Purchase Agreement—Interconnection Switchyard Control Center- dated as of January 27, 2012 between Minonk Wind, LLC and Northern Star Industries, Inc.

m.	Amended and Restated Operation and Maintenance Agreement, dated as of March 8, 2012, by and between Gamesa Wind US, LLC and Minonk Wind, LLC

n.	Guarantee (OMA), dated March 8, 2012, made by Gamesa Corporación Tecnológica, S.A. in favor of Minonk Wind, LLC

o.	Asset Management and BOP Operations and Services Agreement, dated March 8, 2012, by and between Gamesa Energy USA, LLC and Minonk Wind, LLC

p.	Guarantee (AMBOSA), dated March 8, 2012, made by Gamesa Corporación Tecnológica, S.A. in favor of Minonk Wind, LLC

q.	Balance of Plant Contract, dated as of April 5, 2012, by and between Minonk Wind, LLC and M.A. Mortenson Company, as amended by Change Order No. 1, dated May 14, 2012, and Change Order No. 2, dated August 15, 2012.

r.	Professional Services Agreement between Minonk Wind, LLC and Customized Energy Solutions, Ltd., dated April 20, 2012, as supplemented by Task Order 2012-0220, dated April 20, 2012, between Customized Energy Solutions, Ltd. and Minonk Wind, LLC

s.	Professional Services Agreement, dated as of May 1, 2012, between Minonk Wind, LLC and Elite Energy Group.

t.	ISDA Master Agreement (1992 Multi-currency, Cross-Border Form), dated as of March 8, 2012, between J. P. Morgan Ventures Energy Corporation and Minonk Wind, LLC, together with the Schedule to the ISDA Master Agreement, the Credit Support Annex to the ISDA Master Agreement, each of the other schedules, annexes and exhibits thereto and the Transaction Confirmation entered into in connection therewith on March 20, 2012

u.	Agreement for the Purchase of Equipment dated February 24, 2012 by and between Minonk Wind, LLC and G&W Electric Co.

v.	Each document set forth on Schedule 4.4(h) of the ECCA to which Minonk Wind, LLC is a party.

w.	Purchase Order, dated November 1, 2010, between Minonk Wind, LLC and Trench Limited.

x.	Services Agreement, dated as of June 29, 2012, by and between Minonk Wind, LLC and Aggreko, LLC, as amended by the Change Order, dated August 16, 2012

IV.	Senate Project

a.	ERCOT Standard Generation Interconnection Agreement, dated February 13, 2009, by and between Oncor Electric Delivery Company LLC and Senate Wind, LLC, as amended

b.	Professional Services Agreement, dated December 8, 2011, by and between Gamesa Energy USA, LLC and DNV Renewables (USA) Inc.

c.	Amended and Restated Turbine Supply Agreement, dated March 8, 2012, by and between Gamesa Wind US, LLC and Senate Wind, LLC

d.	Guarantee (TSA), dated March 8, 2012, made by Gamesa Corporación Tecnológica, S.A. in favor of Senate Wind, LLC

e.	Amended and Restated Operation and Maintenance Agreement, dated as of March 8, 2012, by and between Gamesa Wind US, LLC and Senate Wind, LLC

f.	Guarantee (OMA), dated March 8, 2012, made by Gamesa Corporación Tecnológica, S.A. in favor of Sandy Wind, LLC

g.	Tax Abatement Agreement, dated July 11, 2011, by and between Young County, Texas and Senate Wind, LLC

h.	Tax Abatement Agreement, dated August 17, 2011, by and between Jack County, Texas and Senate Wind, LLC

i.	Asset Management and BOP Operations and Services Agreement, dated March 8, 2012, by and between Gamesa Energy USA, LLC and Senate Wind, LLC

j.	Guarantee (AMBOSA), dated March 8, 2012, made by Gamesa Corporación Tecnológica, S.A. in favor of Senate Wind, LLC

k.	Engineering Services Agreement, dated October 14, 2011, by and between Senate Wind, LLC and Dashiell Corporation

l.	Engineering, Procurement and Construction Agreement, dated as of April 3, 2012, by and between Senate Wind, LLC and Dashiell Corporation

m.	Balance of Plant Contract, dated as of April 12, 2012, by and between Senate Wind, LLC and M.A. Mortenson Company, as amended by Change Order No. 1, dated as of May 7, 2012, and Change Order No. 2, dated as of June 22, 2012

n.	Agreement for the Purchase of Equipment, dated November 18, 2011, by and between Senate Wind, LLC and ABB, Inc.

o.	Professional Services Agreement, dated October 19, 2011, by and between Senate Wind, LLC and Westwood Professional Services, Inc.

p.	Agreement for the Purchase of Equipment, dated December 22, 2011, by and between Senate Wind, LLC and ABB, Inc.

q.	Agreement for the Purchase of Equipment, dated February 6, 2012, by and between Senate Wind, LLC and PACS Industries, Inc.

r.	Master Services Agreement, dated December 10, 2009, between Senate Wind, LLC and Renewable Resources Consultants, LLC as supplemented by Work Order #11, dated March 20, 2012.

s.	Standard Form Market Participant Agreement, dated as of April 27, 2012, by and between Senate Wind, LLC and Electric Reliability Council of Texas, Inc.

t.	Agreement to Provide QSE and Marketing, dated as of May 18, 2012, by and between Senate Wind, LLC and Tenaska Power Services Co.

u.	Letter Agreement, dated March 20, 2012, between Tenaska Power Services Co. and Senate Wind, LLC

v.	ISDA Master Agreement (1992 Multi-currency, Cross-Border Form), dated as of March 8, 2012, between J. P. Morgan Ventures Energy Corporation and Senate Wind, LLC, together with the Schedule to the ISDA Master Agreement, the Credit Support Annex to the ISDA Master Agreement, each of the other schedules, annexes and exhibits thereto and the Transaction Confirmation entered into in connection therewith on March 20, 2012

w.	Agreement for the Purchase of Equipment dated February 24, 2012 by and between Senate Wind, LLC and G&W Electric Co.

x.	Each document set forth on Schedule 4.4(h) of the ECCA to which Senate Wind, LLC is a party.

y.	Professional Services Agreement, dated as of October 1, 2012, between Senate Wind, LLC and Westwood Professional Services, Inc.

z.	Professional Services Agreement, dated as of June 28, 2012, between Senate Wind, LLC and Westwood Professional Services, Inc.

Part B – Project Documents that are Real Property Documents

I.	Reserved

II.	Sandy Ridge Project

1.	Setback Waiver Agreement, dated June 05, 2009, by and between Sandy Ridge Wind, LLC and The Allegheny Hunting Club, as evidenced by that certain Memorandum of Setback Waiver Agreement, dated June 05, 2009, by and between Sandy Ridge Wind, LLC and The Allegheny Hunting Club, recorded April 19, 2012 in Record Book 2099, page 304 in Centre County Recorder of Deeds, Pennsylvania.

2.	Option Agreement and Lease and Easement Agreement between Blair A. Walk Revocable Living Trust and Kenneth R. Walk, and Gamesa Energy USA, LLC effective January 14, 2007, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement by and between Blair A. Walk Revocable Living Trust and Kenneth R. Walk and Gamesa Energy USA, LLC, dated January 15, 2007 and recorded February 21, 2007 in Record Book 1982 page 118, Centre County Recorder of Deeds, Pennsylvania, as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement dated as of September 8, 2008, and recorded on June 14, 2012 in Official Book 2103, page 0039, Centre County Recorder of Deeds, Pennsylvania, as further amended by that certain Second Amendment to Option Agreement and Lease and Easement Agreement, dated as of July 7, 2010 and recorded August 31, 2010 as in Record Book 2063 page 554, Centre County Recorder of Deeds, Pennsylvania, as further amended by that certain Third Amendment to Option Agreement and Lease and Easement Agreement dated August 13, 2012, as evidenced by that certain Second Amendment to Memorandum of Lease and Easement Agreement effective August 13, 2012 and recorded on August 27, 2012 in Record Book 2108 page 315 in Centre County Recorder of Deeds, Pennsylvania; and as assigned by that certain Assignment and Assumption Agreement by and between Gamesa Energy USA, LLC and Sandy Ridge Wind, LLC, dated as of June 30, 2010 and recorded on November 18, 2010 in Record Book 2069, page 28 in Centre County Recorder of Deeds, Pennsylvania and recorded on January 19, 2011 as Instrument # 201101137 in Blair County Recorder of Deeds, Pennsylvania.

Notice of Exercise of Option executed by Sandy Ridge Wind, LLC dated as of August 25, 2011 and recorded on October 26, 2011 in Record Book 2089 page 133 in Centre County Recorder of Deeds, Pennsylvania and recorded on October 25, 2011 as Instrument # 201118351 in Blair County Recorder of Deeds, Pennsylvania.

3.

Setback Waiver Agreement, dated September 9, 2009, by and between Sandy Ridge Wind, LLC and Blair A. Walk Revocable Living Trust and Kenneth R. Walk, as evidenced by that certain Memorandum of Setback Waiver Agreement, dated September 9,

2009, recorded October 12, 2009 in Book 2045, Page 405 in Centre County Recorder of Deeds, Pennsylvania, by and between Sandy Ridge Wind, LLC and Blair A. Walk Revocable Living Trust and Kenneth R. Walk, as further amended by that certain First Amendment to Setback Waiver Agreement dated August 13, 2012, as evidenced by that certain First Amendment to Memorandum of Setback Waiver Agreement effective August 13, 2012 and recorded on August 27, 2012 in Record Book 2108 page 312 in Centre County Recorder of Deeds, Pennsylvania.

4.	Option Agreement and Lease and Easement Agreement between Borough of Tyrone and Gamesa Energy USA, LLC effective May 20, 2009, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement by and between Borough of Tyrone and Gamesa Energy USA, LLC, dated May 20, 2009 and recorded July 2, 2009 as Instrument # 200911380, Blair County Recorder of Deeds, Pennsylvania, as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, effective as of August 27, 2010, recorded September 28, 2010 as Instrument # 201015800, Blair County Recorder of Deeds, Pennsylvania, and as assigned by that certain Assignment and Assumption Agreement by and between Gamesa Energy USA, LLC and Sandy Ridge Wind, LLC, dated as of June 30, 2010 and recorded on November 18, 2010 in Record Book 2069, page 28 in Centre County Recorder of Deeds, Pennsylvania and recorded on January 19, 2011 as Instrument # 201101137 in Blair County Recorder of Deeds, Pennsylvania.

Notice of Exercise of Option executed by Sandy Ridge Wind, LLC dated as of August 25, 2011 and recorded on October 26, 2011 in Record Book 2089 page 133 in Centre County Recorder of Deeds, Pennsylvania and recorded on October 25, 2011 as Instrument # 201118351 in Blair County Recorder of Deeds, Pennsylvania.

5.	Community Improvement Agreement, dated March 9, 2009, by and between The Borough of Tyrone and Gamesa Energy USA, LLC.

6.

Option Agreement and Lease and Easement Agreement dated as of October 5, 2009 between Eva S. Beiler Testamentary Trust U/W dated May 14, 2004 and Sandy Ridge Wind LLC, a Delaware limited liability company, effective as of November 30, 2009, as evidenced by that certain Memorandum of Option and Lease and Easement Agreement by and between Eva S. Beiler Testamentary Trust U/W dated May 14, 2004 and Sandy Ridge Wind LLC, a Delaware limited liability company, effective as of November 30, 2009 and recorded December 4, 2009 as in Record Book 2048 page 539, Centre County Recorder of Deeds, Pennsylvania, as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated November 30, 2009 [unrecorded], as further amended by that certain Second Amendment to Option Agreement and Lease and Easement Agreement, dated July 16, 2010, recorded August 31, 2010, in Record Book 2063 page 556, Centre County Recorder of Deeds, Pennsylvania, as further amended by that certain Third Amendment to Option Agreement and Lease and

Easement Agreement, dated July 27, 2010, recorded August 31, 2010, in Record Book 2063 page 557, Centre County Recorder of Deeds, Pennsylvania, as further amended by that certain Fourth Amendment to Option Agreement and Lease and Easement Agreement, dated February 22, 2012, recorded March 5, 2012, in Record Book 2096 Page 585, Centre County Recorder of Deeds, Pennsylvania, by and between Eva S. Beiler Testamentary Trust U/W dated May 14, 2004 and Sandy Ridge Wind, LLC; as further amended by that certain Fifth Amendment to Option Agreement and Lease and Easement Agreement, dated June 19, 2012 and recorded on June 27, 2012, in Record Book 2103 page 961 in Centre County Recorder of Deeds, Pennsylvania.

Notice of Exercise of Option executed by Sandy Ridge Wind, LLC dated as of August 25, 2011 and recorded on October 26, 2011 in Record Book 2089 page 133 in Centre County Recorder of Deeds, Pennsylvania and recorded on October 25, 2011 as Instrument # 201118351 in Blair County Recorder of Deeds, Pennsylvania.

7.	Purchase Option Agreement, dated November 30, 2009, by and between Eva S. Beiler Testamentary Trust U/W Dated May 14, 2004 and Sandy Ridge Wind, LLC, as evidenced by that certain unrecorded Memorandum of Option to Purchase Real Estate, dated November 30, 2009, as amended by that certain unrecorded First Amendment to Purchase Option Agreement dated June 11, 2010, by and between Eva S. Beiler Testamentary Trust U/W Dated May 14, 2004 and Sandy Ridge Wind, LLC.

8.	Agreement, dated May 21, 2010, by and between Eva S. Beiler Testamentary Trust U/W Dated May 14, 2004 and Sandy Ridge Wind, LLC.

9.	Indenture, dated June 11, 2010, by and between Benjamin S. Beiler and Benuel S. Fisher, Trustees of The Eva S. Beiler Testamentary Trust U/W Dated May 14, 2004 and Sandy Ridge Wind, LLC, recorded June 17, 2010, in Record Book 2058 page 735, Centre County Recorder of Deeds, Pennsylvania.

10.	Right-of-Way Agreement, dated June 11, 2010, by and between Eva S. Beiler Testamentary Trust U/W Dated May 14, 2004 and West Penn Power Company (dba Allegheny Power), recorded June 17, 2010, in Record Book 2058 page 736, Centre County Recorder of Deeds, Pennsylvania.

11.	Right-of-Way Agreement, dated June 11, 2010, by and between Sandy Ridge Wind, LLC and West Penn Power Company (dba Allegheny Power), recorded June 17, 2010, as in Record Book 2058 page 737, Centre County Recorder of Deeds, Pennsylvania.

12.	Escrow Agreement, dated July 27, 2010, by and between Eva S. Beiler Testamentary Trust U/W Dated May 14, 2004, Sandy Ridge Wind, LLC, and National Penn Investors Trust Company.

13.	Grant of Access Easement, dated as of April 7, 2011, by and between Sandy Ridge Wind, LLC and Pennsylvania Electric Company, Benjamin S. Beiler and Benuel S. Fisher,

Trustees of The Eva S. Beiler Testamentary Trust U/W Dated May 24, 2004, recorded April 25, 2011, in Record Book 2078 page 513, Centre County Recorder of Deeds, Pennsylvania, as amended by that certain Amended and Re-Stated Grant of Access Easement, dated July 28, 2011, recorded August 22, 2011, in Book 2085, page 379, by and between Sandy Ridge Wind, LLC and Pennsylvania Electric Company, Benjamin S. Beiler and Benuel S. Fisher, Trustees of The Eva S. Beiler Testamentary Trust U/W Dated May 24, 2004.

14.	Option Agreement and Easement Agreement, between Edward Joseph Flanagan, Jr., Stephen John Flanagan, Patricia Ann Mccloskey, Michael Patrick Flanagan and Cathy Marie Cribari and Sandy Ridge Wind, LLC dated January 28, 2010, as evidenced by that certain Memorandum of Option Agreement and Easement Agreement by and between Sandy Ridge Wind, LLC and Edward Joseph Flanagan, Jr., Stephen John Flanagan, Patricia Ann Mccloskey, Michael Patrick Flanagan and Cathy Marie Cribari, dated December 14, 2009, effective January 28, 2010, and recorded April 5, 2010 as Instrument # 201004637, Blair County Recorder of Deeds, Pennsylvania.

Notice of Exercise of Option executed by Sandy Ridge Wind, LLC dated as of August 25, 2011 and recorded on October 26, 2011 in Record Book 2089 page 133 in Centre County Recorder of Deeds, Pennsylvania and recorded on October 25, 2011 as Instrument # 201118351 in Blair County Recorder of Deeds, Pennsylvania.

15.	Option Agreement, dated March 8, 2010, by and between John Michael Nemish and Janet Pierce Nemish and John Michael Nemish, Jr. and Jody Michelle Nemish and Sandy Ridge Wind, LLC, as evidenced by that certain Memorandum of Option to Purchase Real Estate, dated March 8, 2010, recorded March 29, 2010, as Instrument # 201004313, Blair County Recorder of Deeds, Pennsylvania by and between John Michael Nemish and Janet Pierce Nemish and John Michael Nemish, Jr. and Jody Michelle Nemish and Sandy Ridge Wind, LLC.

16.	Deed dated July 23, 2010, and recorded August 2, 2010 in Blair County Recorder of Deeds as Instrument#. 201012230 from John Michael Nemish and Janet Pierce Nemish and John Michael Nemish, Jr., by his Attorney-in-Fact, John Michael Nemish, and Jody Nemish Rice f/k/a Jody Michelle Nemish, by her Attorney-in-Fact, John Michael Nemish, in favor of Sandy Ridge Wind, LLC.

17.	Assignment and Assumption Agreement, dated July 23, 2010 and effective as of July 29, 2010, by and between John Michael Nemish and Janet Pierce Nemish and John Michael Nemish, Jr. by his Attorney-In-Fact John Michael Nemish and Jody Nemish Rice F/K/A Jody Michelle Nemish by her Attorney-In-Fact John Michael Nemish and Sandy Ridge Wind, LLC, recorded August 2, 2010, as Instrument # 201012231, Blair County Recorder of Deeds, Pennsylvania.

18.	Indenture, dated July 23, 2010, by and between John Michael Nemish and Janet Pierce Nemish and John Michael Nemish, Jr. by his Attorney-In-Fact John Michael Nemish and Jody Nemish Rice F/K/A Jody Michelle Nemish by her Attorney-In-Fact John Michael Nemish and Sandy Ridge Wind, LLC, recorded August 2, 2010, as Instrument # 201012230, Blair County Recorder of Deeds, Pennsylvania

19.	Letter Re: Donation of Approximately 7+/- acres in Snyder Township, Blair County, Pennsylvania Designated all of Tax Parcel No. 19-31-03, dated May 28, 2010, between Sandy Ridge Wind, LLC and Pennsylvania Game Commission.

20.	Option Agreement and Lease Agreement and Easement Agreement, dated September 8, 2008, by and between Bruce Slager and Ronda Slager and Robert McAllister and Gwen McAllister and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated September 8, 2008, recorded October 20, 2008, in Record Book 2022 page 317, Centre County Recorder of Deeds, Pennsylvania, as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, effective as of July 21, 2010, recorded August 31, 2010, in Record Book 2063 page 555, Centre County Recorder of Deeds, Pennsylvania, by and between Bruce Slager and Ronda Slager and Robert McAllister and Gwen McAllister and Sandy Ridge Wind, LLC, and as assigned by that certain Assignment and Assumption Agreement by and between Gamesa Energy USA, LLC and Sandy Ridge Wind, LLC, dated as of June 30, 2010 and recorded on November 18, 2010 in Record Book 2069, page 28 in Centre County Recorder of Deeds, Pennsylvania and recorded on January 19, 2011 as Instrument # 201101137 in Blair County Recorder of Deeds, Pennsylvania.

Notice of Exercise of Option executed by Sandy Ridge Wind, LLC dated as of August 25, 2011 and recorded on October 26, 2011 in Record Book 2089 page 133 in Centre County Recorder of Deeds, Pennsylvania and recorded on October 25, 2011 as Instrument # 201118351 in Blair County Recorder of Deeds, Pennsylvania.

21.	Setback Waiver Agreement, dated July 21, 2010, by and between Sandy Ridge Wind, LLC and Bruce Slager and Ronda Slager and Robert McAllister and Gwen McAllister, as evidenced by that certain Memorandum of Setback Waiver Agreement dated April 11, 2012 and recorded on April 26, 2012 in Official Book 2099, page 0679, Centre County Recorder of Deeds, Pennsylvania.

22.

Option Agreement and Easement Agreement by and between James L. and Judy I. Smith and Gamesa Energy USA, LLC effective August 8, 2007 as evidenced by that certain Memorandum of Option Agreement and Easement Agreement by and between James L. and Judy I. Smith and Gamesa Energy USA, LLC, dated August 8, 2007 and recorded August 31, 2007 in Record Book 1995 page 480, as amended by that certain First Amendment to Option Agreement and Easement Agreement, dated November 11, 2010 and recorded November 18, 2010 in Book 2069, Page 26; and as assigned by that certain Assignment and Assumption Agreement by and between Gamesa Energy USA, LLC and

Sandy Ridge Wind, LLC, dated as of June 30, 2010 and recorded on November 18, 2010 in Record Book 2069, page 28 in Centre County Recorder of Deeds, Pennsylvania and recorded on January 19, 2011 as Instrument # 201101137 in Blair County Recorder of Deeds, Pennsylvania.

Notice of Exercise of Option executed by Sandy Ridge Wind, LLC dated as of August 25, 2011 and recorded on October 26, 2011 in Record Book 2089 page 133 in Centre County Recorder of Deeds, Pennsylvania and recorded on October 25, 2011 as Instrument # 201118351 in Blair County Recorder of Deeds, Pennsylvania.

23.	Option Agreement and Easement Agreement by and between Edward M. Dunkel, Jr., and Betty Jane Dunkel and Gamesa Energy USA, LLC effective August 8, 2007 as evidenced by that certain Memorandum of Option Agreement and Easement Agreement by and between Edward M. Dunkel, Jr., and Betty Jane Dunkel and Gamesa Energy USA, LLC,dated August 8, 2007 and recorded August 31, 2007, in Record Book 1995, page 486 in Centre County Recorder of Deeds, Pennsylvania, as amended by that certain First Amendment to Option Agreement and Easement Agreement dated November 11, 2010 and recorded November 18, 2010 in Book 2069, page 27 in Centre County Recorder of Deeds, Pennsylvania, and as assigned by that certain Assignment and Assumption Agreement by and between Gamesa Energy USA, LLC and Sandy Ridge Wind, LLC, dated as of June 30, 2010 and recorded on November 18, 2010 in Record Book 2069, page 28 in Centre County Recorder of Deeds, Pennsylvania and recorded on January 19, 2011 as Instrument # 201101137 in Blair County Recorder of Deeds, Pennsylvania.

Notice of Exercise of Option executed by Sandy Ridge Wind, LLC dated as of August 25, 2011 and recorded on October 26, 2011 in Record Book 2089 page 133 in Centre County Recorder of Deeds, Pennsylvania and recorded on October 25, 2011 as Instrument # 201118351 in Blair County Recorder of Deeds, Pennsylvania.

24.	Option Agreement and Easement Agreement dated June 26, 2009, by and between The Allegheny Hunting Club and Sandy Ridge Wind LLC, a Delaware limited liability company, as evidenced by that certain Memorandum of Option Agreement and Easement Agreement dated effective June 26, 2009 and recorded August 26, 2009 as Instrument # 200914809, in the Blair County Recorder of Deeds, Pennsylvania, and that certain Amended and Restated Memorandum of Option Agreement and Easement Agreement dated effective August 16, 2011 and recorded on October 25, 2011 in the Centre County Recorder of Deeds, Pennsylvania as Book 2089 page 87, and on October 25, 2011 in the Blair County Recorder of Deeds as Instrument # 201118349, and as amended by that certain First Amendment to Option Agreement and Easement Agreement dated August 16, 2011 and recorded October 25, 2011 in the Centre County Recorder of Deeds, Record Book 2089 page 88, and on October 25, 2011 in the Blair County Recorder of Deeds as Instrument # 201118350.

Notice of Exercise of Option executed by Sandy Ridge Wind, LLC dated as of August 25, 2011 and recorded on October 26, 2011 in Record Book 2089 page 133 in Centre County Recorder of Deeds, Pennsylvania and recorded on October 25, 2011 as Instrument # 201118351 in Blair County Recorder of Deeds, Pennsylvania.

25.	Setback Waiver Agreement, dated July 10, 2009, by and between Gamesa Energy USA, LLC, and Richard L. Baumgardner and Carla M. Baumgardner, as evidenced by that certain Memorandum of Setback Waiver Agreement by and between Gamesa Energy USA, LLC, and Richard L. Baumgardner and Carla M. Baumgardner, dated June 12, 2009, recorded August 26, 2009, as Instrument # 200914808, Blair County Recorder of Deeds, Pennsylvania; and as assigned by that certain Assignment and Assumption Agreement by and between Gamesa Energy USA, LLC and Sandy Ridge Wind, LLC, dated as of June 30, 2010 and recorded on November 18, 2010 in Record Book 2069, page 28 in Centre County Recorder of Deeds, Pennsylvania and recorded on January 19, 2011 as Instrument # 201101137 in Blair County Recorder of Deeds, Pennsylvania; and as amended by that certain First Amendment to Setback Waiver Agreement dated June 21, 2012, and recorded on July 26, 2012, as Instrument # 201213421, in Blair County Recorder of Deeds, Pennsylvania, and recorded on July 5, 2012 in Record Book 2104 page 551, in Centre County Recorder of Deeds, Pennsylvania, and as further amended by that certain Second Amendment to Setback Waiver Agreement effective August 13, 2012 and record on August 24, 2012 as Instrument # 201215483 in Blair County Recorder of Deeds, Pennsylvania.

26.	Option Agreement and Easement Agreement between Andrew C. and Tracy Bryan and Gamesa Energy USA, LLC effective December 14, 2007, as evidenced by that certain Memorandum of Option Agreement and Easement Agreement, by and between Andrew C. and Tracy Bryan and Gamesa Energy USA LLC, dated December 3, 2007 and recorded December 26, 2007 in Record Book 2002 page 332, Centre County Recorder of Deeds, Pennsylvania, as amended by that certain First Amendment to Option Agreement and Easement Agreement, dated February 6, 2012, recorded February 21, 2012, in Record Book 2095, page 861, Centre County Recorder of Deeds, Pennsylvania, and as further amended by that certain Second Amendment to Option Agreement and Easement Agreement dated August 13, 2012, as evidence by that certain First Amendment to Memorandum of Option Agreement and Easement Agreement effective August 13, 2012 and recorded on August 27, 2012 in Record Book 2108 page 314 in Centre County Recorder of Deeds, Pennsylvania; and as assigned by that certain Assignment and Assumption Agreement by and between Gamesa Energy USA, LLC and Sandy Ridge Wind, LLC, dated as of June 30, 2010 and recorded on November 18, 2010 in Record Book 2069, page 28 in Centre County Recorder of Deeds, Pennsylvania and recorded on January 19, 2011 as Instrument # 201101137 in Blair County Recorder of Deeds, Pennsylvania.

Notice of Exercise of Option executed by Sandy Ridge Wind, LLC dated as of February 5, 2012 and recorded on February 21, 2012 in Record Book 2095, page 862 in Centre County Recorder of Deeds, Pennsylvania.

27.	Option Agreement and Easement Agreement between Luther M. Wagner and Gamesa Energy USA, LLC effective November 13, 2008 as evidenced by that certain Memorandum of Option and Easement Agreement by and between Luther M. Wagner and Gamesa Energy USA, LLC dated November 13, 2008 and recorded December 4, 2008 in Record Book 2024 page 642, and as assigned by that certain Assignment and Assumption Agreement by and between Gamesa Energy USA, LLC and Sandy Ridge Wind, LLC, dated as of June 30, 2010 and recorded on November 18, 2010 in Record Book 2069, page 28 in Centre County Recorder of Deeds, Pennsylvania and recorded on January 19, 2011 as Instrument # 201101137 in Blair County Recorder of Deeds, Pennsylvania, as amended by that certain First Amendment to Option Agreement and Easement Agreement, dated January 10, 2012, recorded February 21, 2012, in Record Book 2095, page 877, Centre County Recorder of Deeds, Pennsylvania, as further amended by that certain Second Amendment to Option Agreement and Easement Agreement, dated August 13, 2012, as evidence by that certain First Amendment to Memorandum of Option and Easement Agreement effective August 13, 2012 and recorded on August 27, 2012 in Record Book 2108 page 313 in Centre County Recorder of Deeds, Pennsylvania.

Notice of Exercise of Option executed by Sandy Ridge Wind, LLC dated as of February 5, 2012 and recorded on February 21, 2012 in Record Book 2095, page 862 in Centre County Recorder of Deeds, Pennsylvania.

28.	Consent, Nondisturbance and Attornment Agreement by and between PNC Bank and Sandy Ridge Wind, LLC dated as of April 9, 2012, and recorded on May 15, 2012, Book 2101, page 31 in Centre County Recorder of Deeds, Pennsylvania.

29.

Setback Waiver Agreement, dated July 13, 2009, by and between Gamesa Energy USA, LLC and Russell D. Walk and Lori L. Walk, as evidenced by that certain Memorandum of Setback Waiver Agreement, by and between Russell D. Walk and Lori L. Walk and Gamesa Energy USA, LLC dated July 1, 2009, recorded August 26, 2009 as Instrument # 200914807, Blair County Recorder of Deeds, Pennsylvania, as amended by that certain First Amendment to Setback Waiver Agreement dated August 13, 2012 , as evidence by that certain First Amendment to Memorandum of Setback Waiver Agreement effective August 13, 2012, recorded on August 24, 2012 as Instrument# 201215484, Blair County Recorder of Deeds, Pennsylvania; and as assigned by that certain Assignment and Assumption Agreement by and between Gamesa Energy USA, LLC and Sandy Ridge Wind, LLC, dated as of June 30, 2010 and recorded on November 18, 2010 in Record Book 2069, page 28 in Centre County Recorder of Deeds, Pennsylvania and recorded on

January 19, 2011 as Instrument # 201101137 in Blair County Recorder of Deeds, Pennsylvania.

30.	Joinder to Setback Waiver Agreement dated May 11, 2012, from Richard F. Bathurst and Frances A. Bathurst, husband and wife, Gerald L. Bathurst and Rosemary A. Bathurst, husband and wife, and Bonnie G. Aiello, Sandy Bathurst, and Robert G. Bathurst, as evidenced by that certain Memorandum of Joinder to Setback Waiver Agreement, dated May 11, 2012, and recorded on June 27, 2012, as Instrument # 201211562, Blair county Recorder of Deeds, Pennsylvania.

31.	Setback Waiver Agreement, dated July 10, 2009, by and between Gamesa Energy USA, LLC and John C. Wilson and Renee L. Wilson, as evidenced by that certain Memorandum of Setback Waiver Agreement, by and between John C. Wilson and Renee L. Wilson and Gamesa Energy USA, LLC dated May 21, 2009, recorded August 26, 2009 as Instrument # 200914806, Blair County Recorder of Deeds, Pennsylvania, as amended by that certain First Amendment to Setback Waiver Agreement dated August 13, 2012, as evidence by that certain First Amendment to Memorandum of Setback Waiver Agreement effective August 13, 2012 and recorded on August 24, 2012 as Instrument# 201215485, Blair County Recorder of Deeds, Pennsylvania; and as assigned by that certain Assignment and Assumption Agreement by and between Gamesa Energy USA, LLC and Sandy Ridge Wind, LLC, dated as of June 30, 2010 and recorded on November 18, 2010 in Record Book 2069, page 28 in Centre County Recorder of Deeds, Pennsylvania and recorded on January 19, 2011 as Instrument # 201101137 in Blair County Recorder of Deeds, Pennsylvania.

32.	Special Warranty Deed dated December 7, 2011, by and between Sandy Ridge Wind, LLC Wind, LLC and Pennsylvania Electric Company, recorded January 3, 2010 in Record Book 2093, page 190, Centre County Recorder of Deeds, Pennsylvania.

33.	Encroachment Permit dated July 15, 2009, by and between AT & T Corp. and Sandy Ridge Wind, LLC, recorded September 25, 2009, as Instrument #200916596, Blair County Recorder of Deeds, Pennsylvania.

34.	Open-End Fee, Easement and Leasehold Mortgage, Assignment of Rents, Security Agreement and Fixture Filing by Sandy Ridge Wind, LLC, in favor of the Union Bank, N.A.

III.	Minonk Project

1.	Notice of Exercise of Option made by Minonk Wind, LLC, a Delaware limited liability company, dated February 1, 2012, recorded March 16, 2012, as Document No. 1201480, Official Public Records, Woodford County, Illinois and recorded May 1, 2012 as Document No. 00615947, Official Public Records, Livingston County, Illinois.

2.	Notice of Exercise of Option made by Minonk Wind, LLC, a Delaware limited liability company, dated April 27, 2012, recorded May 9, 2012, as Document No. 1202910, Official Public Records, Woodford County, Illinois, and recorded May 9, 2012 as Document No. 00616117, Official Public Records, Livingston County, Illinois.

3.	Notice of Exercise of Option made by Minonk Wind, LLC, a Delaware limited liability company, dated June 27, 2012, recorded July 9, 2012 as Document No. 1204251, Official Public Records, Woodford County, Illinois.

4.	Unrecorded Lease and Easement Agreement by and between Ron Aeschleman and Navitas Energy, Inc., a Minnesota corporation, dated November 2, 2007, as evidenced by Memorandum of Lease and Easement Agreement, dated November 2, 2007, recorded November 26, 2007, as Document No. 708133, Official Public Records, Woodford, County, as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated March 20, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement, dated March 20, 2012, recorded May 1, 2012, as Document No. 1202619, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

5.	Unrecorded Lease and Easement Agreement by and between Ronald L. Aeschleman, Jr. and Navitas Energy, Inc., a Minnesota corporation, dated February 21, 2008, as evidenced by Memorandum of Lease and Easement Agreement, dated February 21, 2008, recorded May 5, 2008, as Document No. 802984, Official Public Records, Woodford County, Illinois; as assigned by that certain Assignment and Assumption Agreement, dated February 6, 2012, by and between Navitas Energy, Inc. and Minonk Wind, LLC, recorded March 1, 2012 as Document No. 1201165 in Woodford County, Illinois, and recorded on February 29, 2012 as Document No. 00614707, Official Public Records, Livingston County, Illinois, as amended by that certain First Amendment to Lease and Easement Agreement dated May 4, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement, dated May 4, 2012, recorded May 21, 2012, as Document No. 1203139, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

6.	Unrecorded Lease and Easement Agreement by and between James Baumann, Barbara Baumann and Navitas Energy, Inc., dated July 5, 2007, as evidenced by Memorandum of Lease and Easement Agreement, dated July 5, 2007, recorded September 18, 2007, as Document No. 706573, re-recorded on November 17, 2008, as Document No. 807191 Official Public Records, Woodford County, Illinois, as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 1, 2012, as Document No. 1202620, Official Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC

7.	Consent, Nondisturbance and Attornment Agreement by and between Minonk Wind, LLC and Flanagan State Bank dated February 27, 2012 recorded March 16, 2012, as Document No. 1201478, Official Public Records, Woodford County, Illinois.

8.	Unrecorded Lease and Easement Agreement by and between Duane D. Baumann Trustee of the Duane D. Baumann Revocable Trust dated December 6, 1999, and Navitas Energy, Inc., a Minnesota corporation, dated November 19, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated November 19, 2007, recorded December 26, 2007, as Document No. 708761; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as modified by Amendment to Lease and Easement Agreement, dated January 6, 2009, recorded January 21, 2009, as Document No. 900454, Official Public Records, Woodford County, Illinois, as ratified by James F. Baumann and Barbara J. Baumann in that certain Ratification Lease and Easement Agreement, dated June 13, 2012, recorded June 27, 2012 as Document No. 1204001, Official Public Records, Woodford County, Illinois; as amended by that certain Second Amendment to Lease and Easement Agreement, dated July 16, 2012, as evidenced by that certain Memorandum of Second Amendment to Lease and Easement Agreement dated July 16, 2012, recorded July 25, 2012 as Document No. 1204659, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

9.	Unrecorded Lease and Easement Agreement by and between Cynthia S. Baumgardner and Navitas Energy, Inc., a Minnesota corporation, dated March 12, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated March 12, 2007, recorded April 5, 2007, as Document No. 702121, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated March 20, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement, dated March 20, 2012, recorded May 1, 2012, as Document No. 1202621, Official Public Records Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

10.	Unrecorded Lease and Easement Agreement by and between Mary Beth Petta et al subject to the Life Estate of George Bell, and Navitas Energy, Inc., a Minnesota corporation, dated December 21, 2006, as evidenced by that certain Memorandum of Lease and Easement Agreement dated December 21, 2006, recorded February 8, 2007, as Document No. 577254, Public Records, Livingston County, Illinois, as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain First Amendment to Lease and Easement Agreement, dated as of December 21, 2011, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement dated as of December 21, 2011, and recorded February 9, 2012, as Document Number 00614361, Official Public Records, Livingston County, Illinois; as amended by that certain Second Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 9, 2012, as Document No. 00616137, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

11.	Unrecorded Lease and Easement Agreement by and between Henry C. Budde and Navitas Energy, Inc., a Minnesota corporation, dated January 29, 2007, as evidenced by Memorandum of Lease and Easement Agreement, dated January 29, 2007, recorded March 7, 2007, as Document No. 701407, re-recorded on November 17, 2008, as Document No. 807190, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain unrecorded First Amendment to Lease and Easement Agreement by and between Minonk Wind, LLC and Henry Budde, dated January 29, 2012, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement dated January 29, 2012 and recorded February 9, 2012 Official Public Records, Woodford County, Illinois as Document No. 1200789; as amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 1, 2012, 2012, as Document No. 1202622, Official Public Records, Woodford County, Illinois; as clarified by that certain Memorandum of Clarification of Amendments to Lease and Easement Agreement dated July 23, 2012, recorded August 20, 2012 as Document No. 1205249, Official Public Records, Woodford County, Illinois.

Letter Agreement dated January 9, 2007 by and between Navitas Energy Inc. and Henry Budde.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

12.

Unrecorded Lease and Easement Agreement by and between Linda L. Budde and Navitas Energy, Inc., a Minnesota corporation, dated January 29, 2007, as evidenced by Memorandum of Lease and Easement Agreement, dated January 29, 2007, recorded March 7, 2007, as Document No. 701408; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by Amendment to Lease and Easement Agreement, dated November 24, 2008, by and between Navitas Energy, Inc. and Linda L. Budde, recorded December 22, 2008, as Document No. 807842, Official Public Records, Woodford County, Illinois, as amended by Second Amendment to Lease and Easement

Agreement, January 29, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement, dated to be effective January 29, 2012, and recorded January 18, 2012, Official Public Records, Woodford County, Illinois, as Document Number 1200311; as amended by that certain Third Amendment to Lease and Easement Agreement, dated April 11, 2012, as evidenced by Memorandum of Third Amendment to Lease and Easement Agreement, dated April 11, 2012, recorded May 9, 2012, as Document No. 1202912, Official Public Records, Woodford County, Illinois.

Letter Agreement dated January 9, 2007 by and between Navitas Energy Inc. and Linda Budde.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

13.	Unrecorded Lease and Easement Agreement by and between Carol J. Cirks and Navitas Energy, Inc., a Minnesota corporation, dated April 13, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated April 13, 2007, recorded May 11, 2007, as Document No. 703332, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated March 20, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated March 20, 2012, recorded May 1, 2012 as Document No. 1202623, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

14.

Unrecorded Lease and Easement Agreement by and between Donald Cirks and Navitas Energy, Inc., a Minnesota corporation, dated April 13, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated April 13, 2007, recorded May 11, 2007, as Document No. 703333; and re-recorded November 17, 2008, as Document No. 807193, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company, and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois, and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as modified by Amendment to Lease and Easement Agreement, dated February 19, 2008, recorded May 5, 2008, as

Document No. 802985, Official Public Records, Woodford County, Illinois; as amended by Amendment to Lease and Easement Agreement, dated November 24, 2008, recorded December 22, 2008, as Document No. 807838, Official Public Records, Woodford County, Illinois; as amended by that certain Third Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of Third Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 3, 2012 as Document No. 1202767, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

15.	Unrecorded Lease and Easement Agreement by and between Edward Conroy and Kathryn Conroy and Navitas Energy, Inc., a Minnesota corporation, dated October 26, 2007, as evidenced by Memorandum of Lease and Easement Agreement, dated October 26, 2007, recorded November 26, 2007, as Document No. 708134, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 1, 2012 as Document No. 1202625, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

16.

Consent, Nondisturbance and Attornment Agreement by and between Minonk Wind, LLC and 1st Farm Credit Services, FLCA dated March 8, 2012, recorded March 29, 2012 as Document No. 1201889, Official Public Records, Woodford County, Illinois.

17.

Unrecorded Lease and Easement Agreement by and between Rita Conroy and Navitas Energy, Inc., a Minnesota corporation, dated April 5, 2007, as evidenced by Memorandum of Lease and Easement Agreement, dated April 5, 2007, recorded May 11, 2007, as Document No. 703334, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 1, 2012 as Document No. 1202626, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

18.	Unrecorded Lease and Easement Agreement by and between Gene A. Cunningham and Elaine Cunningham and Navitas Energy, Inc., a Minnesota corporation, dated February 28, 2007, as evidenced by Memorandum of Lease and Easement Agreement, dated February 28 2007, recorded April 5, 2007, as Document No. 702122, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain Amendment to Lease and Easement Agreement, dated November 24, 2008, recorded December 22, 2008, as Document No. 807840; as amended by that certain Second Amendment to Lease and Easement Agreement dated April 11, 2012 evidenced by Memorandum of Second Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 3, 2012 as Document No. 1202756, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

19.

Unrecorded Lease and Easement Agreement by and between Kenneth C. Cunningham and Lucile A. Cunningham and Navitas Energy, Inc., a Minnesota corporation, dated April 13, 2007, as evidenced by Memorandum of Lease and Easement Agreement, dated April 13, 2007, recorded May 11, 2007, as Document No. 703335, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by Amendment to Lease and Easement Agreement by and between Paul G. Steinhilber and Minonk Wind, LLC, a Delaware limited liability company, dated December 1, 2008, and recorded December 22, 2008, in the Official Public Records of Woodford County, Illinois, as Document Number 807845; as amended by that certain Second Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of Second Amendment to Lease and Easement Agreement by

and between Paul G. Steinhilber and Minonk Wind, LLC, a Delaware limited liability company, dated May 17, 2012, and recorded June 27, 2012, in the Official Public Records of Woodford County, Illinois, as Document Number 1203979

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

20.	Unrecorded Lease and Easement Agreement by and between Mildred Dooley Irrevocable Trust and Ira F. Dooley Irrevocable Trust and Navitas Energy, Inc., a Minnesota corporation, dated June 15, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated June 15, 2007, recorded July 23, 2007, as Document No. 705202, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 1, 2012 as Document No. 1202628, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

21.	Unrecorded Utility Easement Option and Agreement by and between Kenneth W. Fehr, Jacob R. Fehr, Tobias J. Fehr, Todd J. Fehr, Jared M. Fehr and Minonk Wind LLC, a Delaware limited liability company, dated November 12, 2009, as evidenced by that certain Memorandum of Utility Easement Option and Agreement dated November 12, 2009, recorded January 7, 2010, as Document No. 1000093, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Utility Easement Option and Agreement dated May 17, 2012, as evidenced by Memorandum of First Amendment to Utility Easement Option and Agreement, dated May 17, 2012, recorded June 27, 2012 as Document No. 1203980, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

22.	Consent, Nondisturbance and Attornment Agreement by and between Minonk Wind, LLC and Morton Community Bank dated February 27, 2012, recorded March 16, 2012 as Document No. 1201476, Official Public Records, Woodford County, Illinois.

23.	Unrecorded Lease and Easement Agreement by and between Folkers Land Trust #1 dated August 12, 1981 and Navitas Energy, Inc., a Minnesota corporation, dated March 12, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated March 12, 2007, recorded April 16, 2007, as Document No. 578440, Official Public Records, Livingston County, Illinois, as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated March 20, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated March 20, 2012, recorded May 9, 2012, 2012 as Document No. 00616123, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

24.	Unrecorded Lease and Easement Agreement by and between Folkers Trust dated March 15, 1997 and Navitas Energy, Inc. a Minnesota corporation, dated March 12, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated March 12, 2007, recorded April 5, 2007, as Document No. 702123; as re-recorded November 17, 2008, as Document No. 807192, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between the Folkers Trust and Minonk Wind, LLC, a Delaware limited liability company, dated April 11, 2012, and recorded May 1, 2012, in the Official Public Records of Livingston County, Illinois, as Document Number 00615945.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

25.	Unrecorded Lease and Easement Agreement by and between Drew S. Forney and Lisa F. McMurray and Minonk Wind LLC, dated April 10, 2008, as evidenced by that certain Memorandum of Lease and Easement Agreement dated April 10, 2008, recorded June 25, 2008, as Document No. 804222, Official Public Records, Woodford County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated September 20, 2012, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement dated September 20, 2012, to be recorded in the Official Public Records of Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

26.	Unrecorded Lease and Easement Agreement by and between Robert J. Fraher Revocable Trust and Irene A. Fraher Revocable Trust and Minonk Wind LLC, a Delaware limited liability company, dated April 16, 2008, as evidenced by that certain Memorandum of Lease and Easement Agreement dated April 16, 2008, recorded June 25, 2008, as Document No. 804220, Official Public Records, Woodford County, Illinois, as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois, and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated March 20, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated March 20, 2012, recorded May 1, 2012 as Document No. 1202629, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

27.	Consent, Nondisturbance and Attornment Agreement by and among Minonk Wind, LLC, State Bank of Graymont and Robert J. Fraher Revocable Trust & Irene A.Fraher Trust, dated November 24, 2008 and recorded December 22, 2008, as Document No. 807853, Official Public Records, Woodford County, Illinois.

28.

Unrecorded Lease and Easement Agreement by and between Dorothy I. Franke and Navitas Energy, Inc., dated January 18, 2008, as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 18, 2008, recorded March 5, 2008, as Document No. 801503, Official Public Records, Woodford County, Illinois; as amended by First Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement, dated December 6, 2011, and recorded January 18, 2012, as Document Number 1200309, Official Public Records, Woodford County, Illinois; as assigned by that certain Assignment and

Assumption Agreement, dated February 6, 2012, by and between Navitas Energy, Inc. and Minonk Wind, LLC, recorded March 1, 2012 as Document No. 1201165 in Woodford County, Illinois, and recorded on February 29, 2012 as Document No. 00614707, Official Public Records, Livingston County, Illinois; as amended by that certain Second Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 3, 2012 as Document No. 1202754 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

29.	Unrecorded Lease and Easement Agreement by and between Douglas S. Getz, Carol R. Getz, Kenneth D. Getz Trust, Trustee of the Getz Land Trust and Navitas Energy, Inc., a Minnesota corporation, dated August 27, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated August 27, 2007, recorded October 9, 2007, as Document No. 582300, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated March 20, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated March 20, 2012, recorded May 9, 2012 as Document No. 00616124, Official Public Records, Livingston County, Illinois, as amended by that certain Second Amendment to Lease and Easement Agreement dated July 16, 2012, as evidenced by that certain Memorandum of Second Amendment to Lease and Easement Agreement dated July 16, 2012, recorded July 25, 2012 as Document No. 00617451, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

30.

Unrecorded Lease and Easement Agreement by and between John W. Greenlee, as Trustee of the John M. Greenlee Revocable Trust and Jean M. Greenlee, as Trustee of the Jean M. Greenlee Revocable Trust, and Navitas Energy, Inc., a Minnesota corporation, dated November 29, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated November 29, 2007, recorded December 26, 2007, as Document No. 708762, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as modified by Amendment to Lease and Easement Agreement, dated December 1, 2008, recorded December 22, 2008, as Document No. 807851, Official Public Records, Woodford County, Illinois; as amended by that certain Second Amendment to Lease and Easement Agreement dated June 13, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement, dated June 13, 2012, recorded June 27, 2012, as Document No. 1203996, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

31.	Unrecorded Lease and Easement Agreement by and between Annette Grendel, Karen Bellot and Alan Rients and Navitas Energy, Inc., a Minnesota corporation, dated August 24, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated August 24, 2007, recorded September 18, 2007, as Document No. 706574 Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain First Amendment to Lease and Easement Agreement dated May 17, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement, dated May 17, 2012, recorded July 5, 2012, as Document No. 00617086, Official Public Records, Livingston County, Illinois, and recorded , 2012, as Document No. , Official Public Records, Woodford County.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

32.

Unrecorded Lease and Easement Agreement by and between Arlene Gundy Living Trust and Navitas Energy, Inc., dated June 15, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated June 15, 2007, recorded July 9, 2007, as Document No. 580305, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No.

00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 9, 2012 as Document No. 00616125, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

33.	Unrecorded Lease and Easement Agreement by and between Gary L. Gundy, Carolyn F. Gundy and Navitas Energy, Inc., a Minnesota corporation, dated May 30, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated May 30, 2007, recorded July 9, 2007, as Document No. 580306, Official Public Records of Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated March 20, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated March 20, 2012, recorded May 9, 2012 as Document No. 00616122, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

34.	Consent, Nondisturbance and Attornment Agreement by and between Minonk Wind, LLC and Flanagan State Bank dated February 27, 2012, recorded March 13, 2012 as Document No. 00614949, Official Public Records, Livingston County, Illinois.

35.

Unrecorded Lease and Easement Agreement by and between Aldine (Yordy) Hartzler and Navitas Energy, Inc., dated April 23, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated April 23, 2007, recorded June 4, 2007 as Document No. 703903, Official Public Records, Woodford County, Illinois; and re-recorded November 17, 2008, as Document No. 807194, Official Public Records, Woodford County, Illinois; also recorded July 9, 2007 as Document No. 00580307, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First

Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, to be recorded in the Official Public Records, Woodford County, Illinois, and recorded May 9, 2012 as Document No. 00616118 Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

36.	Unrecorded Lease and Easement Agreement by and between Paula Hartzler, et al and Navitas Energy, Inc., dated March 6, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated March 6, 2007, recorded April 5, 2007, as Document No. 702124, Official Public Records, Woodford County, Illinois; and as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain First Amendment to Lease and Easement Agreement dated May 4, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement, dated May 4, 2012, recorded May 21, 2012, as Document No. 1203140,Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

37.	Consent, Nondisturbance and Attornment Agreement by and among Minonk Wind, LLC, State Bank of Graymont, and Lorna K. Eden, recorded on December 22, 2008, as Document No. 807855, Official Public Records, Woodford County, Illinois.

38.	Consent, Nondisturbance and Attornment Agreement by and among Minonk Wind, LLC, Lorna Kay Eden, as lender, Paula Hartzler, Beth Harrell, Jennifer Lembright and Carrie Lambert dated November 24, 2008 and recorded April 17, 2009 as Document No. 902749 Official Public Records of Woodford County, Illinois.

39.

Unrecorded Lease and Easement Agreement by and between Philip D. Hartzler and Linda Ruth Hartzler and Navitas Energy, Inc., a Minnesota corporation, dated February 12, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated February 12, 2007, recorded March 7, 2007, as Document No. 701406, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as modified by Amendment to Lease and Easement Agreement, dated December 1, 2008, recorded December 22, 2008, as Document No. 807846, Official Public Records, Woodford County, Illinois; as amended by that certain Second Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 3, 2012 as Document No. 1202753 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

40.	Consent, Nondisturbance and Attornment Agreement between Philip Hartzler and Linda Hartzler, Minonk Wind, LLC and Flanagan State Bank dated December 1, 2008 and recorded December 22, 2008 as Document No. 807858 Official Public Records, Woodford County, Illinois.

41.	Wind Farm Study and Cooperation Agreement between Philip Hartzler and Linda Hartzler, and Navitas Energy, Inc. dated October 1, 2007, as amended by that certain Amendment to Wind Farm Study and Cooperation Agreement between Philip Hartzler and Linda Hartzler and Minonk Wind, LLC dated October 10, 2011.

42.	Unrecorded Lease and Easement Agreement by and between Glenn R. Hillman and Navitas Energy, Inc., a Minnesota corporation, dated December 10, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated December 10, 2007, recorded December 26, 2007, as Document No. 583931, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 9, 2012 as Document No. 00616126 Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

43.

Unrecorded Lease and Easement Agreement by and between Karen M. Hong and Navitas Energy, Inc., a Minnesota corporation, dated July 25, 2007, as evidenced by Memorandum of Lease and Easement Agreement, dated July 25, 2007, recorded August 16,

2007, as Document No. 705814, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 1, 2012 as Document No. 1202630 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

44.	Unrecorded Lease and Easement Agreement by and between Janice Horner and Navitas Energy, Inc., a Minnesota corporation, dated November 30, 2007 as evidenced by Memorandum of Lease and Easement Agreement, dated November 30, 2007, recorded December 26, 2007, as Document No. 708763, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain Amendment to Lease and Easement Agreement, dated February 1, 2008, recorded March 17, 2008, as Document No. 801789, Official Public Records, Woodford County, Illinois; as amended by Second Amendment to Lease and Easement Agreement, dated November 23, 2011, as evidenced by that certain Memorandum of Second Amendment to Lease and Easement Agreement, dated November 23, 2011, and recorded January 18, 2012, as Document Number 1200308, Official Public Records of Woodford County, Illinois; as amended by that certain Third Amendment to Lease and Easement Agreement dated June 13, 2012, as evidenced by that certain Memorandum of Third Amendment to Lease and Easement Agreement dated June 13, 2012,recorded June 27, 2012, as Document No. 1203995, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

45.

Unrecorded Exclusive Option to Purchase Real Estate by and between Janice Horner and Minonk Wind, LLC, a Delaware limited liability company, dated February 14, 2008 as evidenced by Memorandum of Option to Purchase Real Estate, dated February 14, 2008, recorded March 17, 2008, as Document No. 801788, Official Public Records, Woodford County, Illinois.

46.	Agreement for Deed by and between Janice Horner and Minonk Wind, LLC, dated November 16, 2011.

47.	Warranty Deed, dated November 14, 2011, by Janice E. Horner, as grantor, in favor of Minonk Wind, LLC, recorded on December 6, 2011, as Document No. 1106611, Official Public Records, Woodford County, Illinois.

48.	Option for Lease and Staging Area Lease Agreement dated as of December 27, 2011 between Janice Horner and Minonk Wind, LLC.

Letter Regarding Exercise of Option dated April 6, 2012 executed by Minonk Wind, LLC.

49.	Unrecorded Lease and Easement Agreement by and between Illinois Wesleyan University and Navitas Energy, Inc., a Minnesota corporation, August 31, 2007, as evidenced by Memorandum of Lease and Easement Agreement, dated August 31, 2007, recorded September 18, 2007, as Document No. 706576, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain First Amendment to Lease and Easement Agreement dated May 4, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement, dated May 4, 2012, recorded May 18, 2012, as Document No. 1203128, Official Public Records, Woodford County, Illinois.

Letter Agreement signed August 31, 2007 between Illinois Wesleyan University and Navitas Energy, Inc

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

50.

Unrecorded Lease and Easement Agreement by and between Lois F. Janssen Estate, Marilyn Groves, Executor and Minonk Wind, LLC, a Minnesota corporation, dated December 1, 2008, as evidenced by Memorandum of Lease and Easement Agreement, dated December 1, 2008, recorded December 22, 2008, as Document No. 807836 Official Public Records, Woodford County, Illinois; as amended by that certain Amendment to Lease and Easement Agreement by and between Paul Rowland and Minonk Wind, LLC, a Delaware limited liability company, dated July 13, 2010, and recorded September 10, 2010, Official Public Records, Woodford County, Illinois, as Document Number

1004744 and by that certain unrecorded Second Amendment to Lease and Easement Agreement dated as of January 2, 2012, as evidenced by that certain Memorandum of Second Amendment to Lease and Easement Agreement by and between Paul E. Rowland and Minonk Wind, LLC, a Delaware limited liability company, dated January 2, 2012, and recorded January 18, 2012, Official Public Records, Woodford County, Illinois, as Document Number 1200298; as amended by that certain Third Amendment to Lease and Easement Agreement by and between Minonk Wind, LLC and Paul Rowland and Theresa Rowland dated March 8, 2012, as evidenced by Memorandum of Third Amendment to Lease and Easement Agreement dated March 8, 2012, recorded March 29, 2012 as Document No. 1201892 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

51.	Unrecorded Utility Easement Agreement by and between Paul E. Rowland and Minonk Wind, LLC, a Delaware Limited Liability Company, dated January 26, 2012, as evidenced by Memorandum of Utility Easement Agreement dated January 26, 2012, recorded April 18, 2012 as Document No. 1202335 Official Public Records, Woodford County, Illinois; as amended by that certain First Amendment to Utility Easement Agreement dated May 4, 2012, recorded May 21, 2012, as Document No. 1203143, Official Public Records, Woodford County, Illinois; as amended by that certain Second Amendment to Utility Easement Agreement dated June 13, 2012, recorded June 27, 2012, as Document No. 1203991, Official Public Records, Woodford County, Illinois.

52.

Unrecorded Lease and Easement Agreement by and between Milton V. Jochums Residuary Trust, (Trust B) and Navitas Energy, Inc., a Minnesota corporation, dated September 20, 2007, as evidenced by Memorandum of Lease and Easement Agreement, dated September 20, 2007, recorded October 9, 2007, as Document No. 707097, re-recorded November 17, 2008, as Document No. 807196, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain Amendment to Lease and Easement Agreement, dated November 24, 2008, recorded December 22, 2008, as Document No. 807839, Official Public Records of Woodford County, Illinois; as amended by that certain Second Amendment to Lease and Easement Agreement dated June 13, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement, dated June 13, 2012, recorded June 27, 2012, as Document No. 1203994, Official Public Records, Woodford County, Illinois; as amended by that certain Third Amendment to Lease and

Easement Agreement, dated July 16, 2012, as evidenced by Memorandum of Third Amendment to Lease and Easement Agreement dated July 16, 2012, recorded July 25, 2012, as Document No. 1204660, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

53.	Wind Farm Study and Cooperation Agreement dated November 24, 2008 between Milton V. Jochums Residuary Trust and Navitas Energy, Inc., as amended by that certain Amendment to Wind Farm Study and Cooperation Agreement between Milton V. Jochums Residuary Trust and Minonk Wind, LLC executed February 2, 2012.

54.	Unrecorded Lease and Easement Agreement by and between Johnny Martin Company and Navitas Energy, Inc., dated May 7, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated May 7, 2007, recorded June 4, 2007 as Document No. 703890, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by Amendment to Lease and Easement Agreement, dated February 14, 2008, recorded March 17, 2008, as Document No. 801790, Official Public Records, Woodford County, Illinois; as amended by that certain Second Amendment to Lease and Easement Agreement dated June 13, 2012, and a Memorandum of Second Amendment to Lease and Easement Agreement, dated June 13, 2012, recorded June 27, 2012, as Document No. 1203993, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

55.	Non-disturbance and Attornment Agreement between Minonk Wind, LLC and Met Life Insurance Company, a New York corporation, dated November 1, 2011 and recorded on November 18, 2011, as Document No. 1106287 Official Public Records, Woodford County, Illinois.

56.	Option to Purchase Real Estate, dated October 22, 2007, between Johnny Martin Company and Navitas Energy, Inc., as evidenced by unrecorded Option to Purchase Real Estate, dated October 22, 2007, between Johnny Martin Company and Navitas Energy, Inc.

57.

Unrecorded Lease and Easement Agreement by and between Merlyn D. Kalkwarf and Navitas Energy, Inc., a Minnesota corporation, dated June 15, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated June 15, 2007, recorded

July 9, 2007, as Document No. 580308, Official Public Records, Livingston County, Illinois; as modified by Ratification of Lease Agreement, dated March 26, 2009, recorded April 17, 2009, as Document No. 593651, Official Public Records of Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 9, 2012 as Document No. 00616127 Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

58.	Unrecorded Lease and Easement Agreement by and between John Hal Kapraun and Navitas Energy, Inc., a Minnesota corporation, dated August 7, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated August 7, 2007, recorded October 9, 2007, as Document No. 582301 Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated March 20, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated March 20, 2012, recorded May 9, 2012 as Document No. 00616128 Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

59.

Unrecorded Lease and Easement Agreement by and between Gregory Kelley and Frances Kelley and Navitas Energy, Inc., a Minnesota corporation dated September 14, 2007, as evidenced by Memorandum of Lease and Easement Agreement dated September 14, 2007, recorded October 9, 2007, Official Public Records, Woodford County, Illinois, as Document No. 707098, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of

December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 1, 2012 as Document No. 1202631 Official Public Records, Woodford County, Illinois.

Letter Agreement between Gregory Kelley, Frances Kelley and Navitas Energy, Inc. dated March 7, 2007.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

60.	Unrecorded Lease and Easement Agreement by and between Verna Yordy Long and Navitas Energy, Inc., a Minnesota corporation, dated April 26, 2007, as evidenced by Memorandum of Lease and Easement Agreement dated April 26, 2007, recorded June 4, 2007, as Document No. 703891, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated March 20, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated March 20, 2012, recorded May 1, 2012 as Document No. 1202632 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

61.

Unrecorded Lease and Easement Agreement by and between Louis Farms Partnership (executed by Margaret Ann Louis, Carolyn Alaksiewiez and Angela M. Louis) and Navitas Energy, Inc., a Minnesota corporation, dated January 2, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 2, 2007, recorded February 14, 2007, as Document No. 700854, Official Public Records, Woodford County, Illinois; as amended by Amendment to Lease and Easement Agreement, dated December 8, 2008, recorded December 22, 2008, as Document No. 807844, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records,

Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by Second Amendment to Lease and Easement Agreement, dated January 2, 2012, as evidenced by that certain Memorandum of Second Amendment to Lease and Easement Agreement dated as of January 2, 2012 and recorded January 18, 2012, Official Public Records, Woodford County, Illinois, as Document Number 1200306.

62.	Unrecorded Lease and Easement Agreement by and between Donna J. Marshall and Glenn E. Marshall and Navitas Energy, Inc., a Minnesota corporation, dated January 29, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 29, 2007, recorded April 16, 2007, as Document No. 578437, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated November 2, 2011, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between Glenn E. Marshall and Minonk Wind, LLC, a Delaware limited liability company, dated January 29, 2012, and recorded January 24, 2012, as Document Number 00614074, Official Public Records of Livingston County, Illinois; as amended by that certain Second Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 9, 2012 as Document No. 00616134 Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

63.

Unrecorded Lease and Easement Agreement by and between Ann Martin, Jennifer Demosthenes, Susan Casey and Navitas Energy, Inc., a Minnesota corporation, dated December 12, 2006, as evidenced by that certain Memorandum of Lease and Easement Agreement dated December 12, 2006, recorded February 9, 2007, as Document No. 700773; and re-recorded November 17, 2008, as Document No. 807198, Official Public Records of Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public

Records, Livingston County, Illinois, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated December 12, 2011, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between Ann Martin, Jennifer Demosthenes and Susan Casey and Minonk Wind, LLC, a Delaware limited liability company, dated December 12, 2011, and recorded January 18, 2012, as Document Number 1200297, Official Public Records of Woodford County, Illinois; as amended by that certain Second Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 3, 2012 as Document No. 1202752 Official Public Records, Woodford County, Illinois.

Letter Agreement dated December 6, 2006 by and between Ann Martin, Jennifer Demosthenes, Susan Casey and Navitas Energy, Inc.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

64.	Unrecorded Lease and Easement Agreement by and between Lewis Martin Farms Inc. and Navitas Energy, Inc., a Minnesota corporation, dated December 12, 2006, as evidenced by that certain Memorandum of Lease and Easement Agreement dated December 12, 2006, recorded February 9, 2007, as Document No. 700771, Official Public Records, Woodford County, Illinois; as assigned to and modified by Assignment of Lease and Easement Agreement to David E. Martin or his successors in trust, as Trustee under the provisions of the David E. Martin Revocable Trust Agreement dated July 1, 2007, recorded December 21, 2007, as Document No. 708706, Official Public Records of Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between David E. Martin, as Trustee of the David E. Martin Revocable Trust dated July 7, 2007 and Minonk Wind, LLC, a Delaware limited liability company, dated December 12, 2011, and recorded January 18, 2012, Official Public Records, Woodford County, Illinois, as Document Number 1200307; as amended by that certain Second Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 3, 2012 as Document No. 1202755 Official Public Records, Woodford County, Illinois.

Letter Agreement dated December 5, 2006 between Lewis Martin Farms, Inc. and Navitas Energy, Inc

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

65.	Consent, Nondisturbance and Attornment Agreement signed by David E. Martin, Minonk Wind, LLC and 1st Farm Credit Services, dated December 1, 2008 and recorded on December 22, 2008, as Document No. 807854, Official Public Records, Woodford County, Illinois.

66.	Unrecorded Lease and Easement Agreement by and between Vissering Farms Inc. and John M. Martin Jr. and Navitas Energy, Inc. a Minnesota corporation, dated October 26, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 26, 2007, recorded December 26, 2007, as Document No. 583933, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as ratified by and between John M. Martin, Sr. and John M. Martin and Vissering Farms, Inc. in that certain Ratification of Lease Agreement dated June 11, 2008, recorded August 29, 2008, as Document No. 805667, Official Public Records, Woodford County, Illinois and recorded October 17, 2008, as Document No. 00590040, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement by and between Vissering Farms, Inc. and John M. Martin Sr., and Minonk Wind, LLC dated March 8, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated March 8, 2012, recorded April 18, 2012, as Document No. 00615714, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

67.

Unrecorded Lease and Easement Agreement by and between John M. Martin Trust and Navitas Energy, Inc., a Minnesota corporation, dated February 12, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated February 12, 2007, recorded April 16, 2007, as Document No. 578439, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated March 8, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated March 8, 2012, recorded April 18, 2012 as Document No. 00615714, Official Public Records. Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

68.	Unrecorded Lease and Easement Agreement by and between Helen Mays, Glen Mays and Minonk Wind LLC, a Delaware limited liability company, dated March 12, 2008, as evidenced by that certain Memorandum of Lease and Easement Agreement dated March 12, 2008, recorded May 5, 2008, as Document No. 802986, Official Public Records, Woodford County, Illinois; re-recorded November 17, 2008, as Document No. 807203, Official Public Records, Woodford County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement by and between Helen Mays, Warren L. Mays and Allan G. Mays, and Minonk Wind, LLC, a Delaware limited liability company dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 1, 2012 as Document No. 1202633 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

69.	Unrecorded Lease and Easement Agreement by and between Sandra L. McGhee, Carl E. McGhee Revocable Trust, Christopher C. McGhee, Kerby McGhee, Kareling McGhee and Kalvin L. McGhee and Minonk Wind LLC, a Delaware limited liability company, dated May 13, 2008, as evidenced by that certain Memorandum of Lease and Easement Agreement dated May 13, 2008, recorded June 25, 2008, as Document No. 804223, Official Public Records, Woodford County, Illinois; re-recorded November 17, 2008, as Document No. 807200, Official Public Records, Woodford County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 3, 2012 as Document No. 1202747 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

70.

Unrecorded Lease and Easement Agreement by and between T. Gene McKinley and Navitas Energy, Inc. a Minnesota corporation, dated November 21, 2006, as evidenced by that certain Memorandum of Lease and Easement Agreement dated November 21, 2006, recorded January 18, 2007, as Document No. 576892, Official Public Records of Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated November 21, 2011, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between T. Gene McKinley and Minonk Wind, LLC, a Delaware limited liability company, dated November 21, 2011, and recorded January 24, 2012, as Document Number 00614073, Official Public Records, Livingston County, Illinois; as amended by that certain Second Amendment to Lease and Easement Agreement dated March 20, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement dated March 20, 2012, recorded May 9, 2012 as Document No. 00616135 Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

71.	Unrecorded Lease and Easement Agreement by and between Mary McNamara and Navitas Energy, Inc., a Minnesota corporation, dated October 26, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 26, 2007, recorded November 26, 2007, as Document No. 708135, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 1, 2012 as Document No. 1202634 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

72.

Unrecorded Lease and Easement Agreement by and between Steven McNamara et al subject to the life estate of Mary McNamara and Navitas Energy, Inc., a Minnesota corporation, dated October 26, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 26, 2007, recorded November 26, 2007, as Document No. 708136, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a

Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 3, 2012 as Document No. 1202748 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

73.	Unrecorded Lease and Easement Agreement by and between Connie Ketchmark et al, Subject to the Life Estate of Vernalee McNamara and Navitas Energy, Inc., dated March 16, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated March 16, 2007, recorded April 23, 2007 as Document No. 702605, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain Amendment to Lease and Easement Agreement by and between Connie Ketchmark, et al, Subject to the Life Estate of Vernalee McNamara and Minonk Wind, LLC, dated January 6, 2009, recorded January 21, 2009, as Document No. 900455, Official Public Records, Woodford County, Illinois; as amended by that certain Second Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 3, 2012 as Document No. 1202757 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

74.

Unrecorded Lease and Easement Agreement by and between Carmen Miles, as to an undivided 1/2 interest and a Life Estate Interest in Carmen L. Miles, as to an undivided 1/2 interest, with the remainder to Larry Miles, James Miles and Nancy Manning, each as to an undivided 1/8 interest and Michael L. Miles and Lisa L. Miles, each as to an undivided 1/16 interest, and Navitas Energy, Inc., a Minnesota corporation, dated August 7, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated August 7, 2007, recorded September 18, 2007, as Document No. 706575, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution

Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois; as modified by Amendment to Lease and Easement Agreement, dated January 6, 2009, recorded January 21, 2009, as Document No. 900453, Official Public Records, Woodford County, Illinois; as amended by that certain Second Amendment to Lease and Easement Agreement dated September 20, 2012, as evidenced by that certain Memorandum of Second Amendment to Lease and Easement Agreement dated September 20, 2012, to be recorded in the Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

75.	Unrecorded Lease and Easement Agreement by and between Minonk Farms Inc. and Navitas Energy, Inc., a Minnesota corporation, dated November 17, 2006, as evidenced by that certain Memorandum of Lease and Easement Agreement dated November 17, 2006, recorded January 18, 2007, as Document No. 576893, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between Minonk Farms, Inc. and Minonk Wind, LLC, a Delaware limited liability company, dated November 17, 2011, and recorded January 24, 2012, as Document Number 00614072, Official Public Records, Livingston County, Illinois; as amended by that certain Second Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 9, 2012 as Document No. 00616136 Official Public Records, Livingston County, Illinois.

Letter Agreement between Minonk Farms, Inc. and Navitas Energy, Inc. dated November 17, 2006.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

76.	Unrecorded Lease and Easement Agreement by and between Betty Moudy and Navitas Energy, Inc., dated January 11, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 11, 2007, recorded in Official Public Records,

Livingston County, Illinois on February 8, 2007, as Document No. 577255, and recorded in Official Public Records, Woodford County, Illinois on December 26, 2007 as Document No. 708764; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated January 11, 2012, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between Betty L. Moudy and Minonk Wind, LLC, a Delaware limited liability company, dated January 11, 2012, and recorded January 18, 2012, as Document Number 1200300, Official Public Records, Woodford County, Illinois and recorded April 12, 2012 as Document No. 00615639, Official Public Records, Livingston County, Illinois; as amended by that certain Second Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 9, 2012 as Document No. 00616139 Official Public Records, Livingston County, Illinois and to be recorded in the Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

77.	Unrecorded Lease and Easement Agreement by and between Marylu S. Pille and Terry Pille, and Navitas Energy, Inc., a Minnesota corporation, dated April 5, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated April 5, 2007, recorded April 23, 2007, as Document No. 702606 and re-recorded on November 17, 2008, as Document No. 807201, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois; as amended by that certain Amendment to Lease and Easement Agreement dated December 1, 2008, recorded December 22, 2008, as Document No. 807848, Official Public Records, Woodford County, Illinois; as amended by that certain Second Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 3, 2012 as Document No. 1202758 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

78.	Unrecorded Lease and Easement Agreement by and between Terry A. Pille, and Navitas Energy, Inc., a Minnesota corporation, dated March 28, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated March 28, 2007, recorded April 23, 2007, as Document No. 702607, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois; and amended by that certain Amendment to Lease and Easement Agreement dated December 1, 2008, recorded December 22, 2008, as Document No. 807848, Official Public Records, Woodford County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated May 17, 2012, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement dated May 17, 2012, recorded June 27, 2012 as Document No. 1203981 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

79.	Unrecorded Lease and Easement Agreement by and between Elynor Pomeranke and Navitas Energy, Inc., a Minnesota corporation, dated January 4, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 4, 2007, recorded February 14, 2007, as Document No. 700855, and re-recorded November 17, 2008 as Document No. 807205, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain First Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between Elynor Pomeranke and Minonk Wind, LLC, a Delaware limited liability company, dated January 4, 2012, and recorded January 18, 2012, as Document Number 1200304, Official Public Records of Woodford County, Illinois; as amended by that certain Second Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 3, 2012 as Document No. 1202759 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

80.	Unrecorded Lease and Easement Agreement by and between Marvin Pomeranke and Navitas Energy, Inc., a Minnesota corporation, dated January 4, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 4, 2007, recorded February 14, 2007, as Document No. 700856; and re-recorded November 17, 2008, as Document No. 807204, Official Public Records of Woodford County, Illinois; assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between Marvin Pomeranke and Minonk Wind, LLC, a Delaware limited liability company, dated January 4, 2012, and recorded January 18, 2012, Official Public Records, Woodford County, Illinois, as Document Number 1200305; as amended by that certain Second Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 3, 2012 as Document No. 1202760 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

81.

Unrecorded Lease and Easement Agreement by and between David A. Post and Debra J. Post and Navitas Energy, Inc., a Minnesota corporation, dated June 15, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated June 15, 2007, recorded July 9, 2007, as Document No. 580309 Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by Amendment to Lease and Easement Agreement dated July 28, 2009 and recorded August 28, 2009, as Document No. 596734, Official Public Records, Livingston County, Illinois; as amended by that certain Second Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of Second

Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 9, 2012 as Document No. 00616138 Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

82.	Wind Farm Study and Cooperation Agreement between Richard Rients and Navitas Energy, Inc, dated March 24, 2008, as amended by that certain Amendment to Wind Farm Study and Cooperation Agreement by and Between David Post, Debra Post and Minonk Wind, LLC dated January 24, 2012.

83.	Unrecorded Lease and Easement Agreement by and between Alan P. Rients and Susan D. Rients and Navitas Energy, Inc., a Minnesota corporation, dated May 18, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated May 18, 2007, recorded July 23, 2007, as Document No. 705203; as re-recorded November 17, 2008, as Document No. 807206, Official Public Records, Woodford County, Illinois, as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain First Amendment to Lease and Easement Agreement dated May 17, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement, dated May 17, 2012, recorded June 27, 2012, as Document No. 1203982, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

84.	Consent, Nondisturbance and Attornment Agreement by and between Flanagan State Bank and Minonk Wind, LLC dated February 27, 2012, recorded March 16, 2012 as Document No. 1201479, Official Public Records, Woodford County, Illinois.

85.

Unrecorded Lease and Easement Agreement by and between Elaine Rients and Navitas Energy, a Minnesota corporation, dated April 27, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated April 27, 2007, recorded May 29, 2007, as Document No. 00579339, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as

amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 9, 2012 as Document No. 00616129 Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

86.	Unrecorded Lease and Easement Agreement by and between Elaine Rients (1/2 interest); Richard Rients et al (1/2 interest) STLE Elaine Rients and Navitas Energy, a Minnesota corporation, dated April 27, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated April 27, 2007, recorded May 29, 2007, Official Public Records, Livingston County, Illinois, as Document No. 00579340; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain First Amendment to Lease and Easement Agreement dated May 17, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement, dated May 17, 2012, recorded July 5, 2012, as Document No. 00617087, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

87.	Unrecorded Utility Easement Option and Agreement by and between Susan Rients, Gregg Rients and Robert Rients, Jr., subject to the Life Estate of Margery L. Rients and Minonk Wind, LLC, a Delaware limited liability company, dated November 12, 2009, as evidenced by that certain Memorandum of Utility Easement Option and Agreement dated November 12, 2009, recorded January 7, 2010, as Document No. 1000092, Official Public Records, Woodford County, Illinois; as amended by that certain First Amendment to Utility Easement Option and Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Utility Easement Option and Agreement dated April 11, 2012, recorded May 3, 2012 as Document No. 1202751 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

88.

Unrecorded Lease and Easement Agreement by and between Richard Rients and Navitas Energy, Inc., a Minnesota corporation, dated April 27, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated April 27, 2007, recorded May 29,

2007, as Document No. 579341, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 9, 2012 as Document No. 00616133 Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

89.	Wind Farm Study and Cooperation Agreement between Richard Rients and Navitas Energy, Inc. dated March 29, 2008.

90.	Consent, Nondisturbance and Attornment Agreement between Minonk Wind, LLC, Flanagan State Bank and Richard Rients, dated December 1, 2008 and recorded on December 22, 2008, as Document No. 00591130, Official Public Records, Livingston County, Illinois.

91.

Unrecorded Lease and Easement Agreement by and between Tjark E. Rients and Navitas Energy, Inc., a Minnesota corporation, dated January 29, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 29, 2007, recorded March 7, 2007, as Document No. 701405, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain First Amendment to Lease and Easement Agreement by and between Donald R. Cirks and Minonk Wind, LLC dated July 16, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement, dated July 16, 2012, recorded July 25, 2012, as Document No. 1204657, Official Public Records, Woodford County, Illinois, and that certain First Amendment to Lease and Easement Agreement by and between Danny E. Cirks and Julie A. Cirks and Minonk Wind, LLC dated July 16, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement, dated July 16, 2012, recorded July 25, 2012, as Document No. 1204658, Official Public Records, Woodford County, Illinoisas ratified by Danny E. Cirks and Julie A. Cirks and Minonk Wind, LLC in that certain Ratification of Lease and

Easement Agreement, dated June 13, 2012, recorded June 27, 2012, as Document No. 1203997, Official Public Records, Woodford County Illinois and by Donald R. Cirks and Minonk Wind, LLC in that certain Ratification Lease and Easement Agreement, dated June 13, 2012, recorded June 27, 2012, as Document No. 1203992, Official Public Records, Woodford County, Illinois.

Letter Agreement between Tjark Rients and Navitas Energy, Inc. dated November 17, 2006.

Letter Regarding Exercise of Option dated January 25, 2012 executed by Minonk Wind, LLC.

92.	Unrecorded Lease and Easement Agreement by and between Kenneth E. Rients, as General Partner of Rients Family Partnership and Minonk Wind, LLC, a Delaware limited liability company, dated August 12, 2010, as evidenced by that certain Memorandum of Lease and Easement Agreement dated August 12, 2010, recorded September 20, 2010, as Document No. 1004949, Official Public Records, Woodford County, Illinois, as assigned by that certain Assignment of Lease and Easement Agreement by and between Rients Family Limited Partnership and Bennie C. Blackburn and Shirley J. Blackburn, dated August 31, 2011, recorded September 1, 2011, as Document No. 1104610, Official Public Records, Woodford County, Illinois, as amended by that Certain First Amendment to Lease and Easement Agreement by and between Bennie C. Blackburn and Shirley J. Blackburn and Minonk Wind, LLC, dated June 13, 2012, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement dated June 13, 2012, recorded June 27, 2012 as Document No. 1204000, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

93.

Unrecorded Lease and Easement Agreement by and between Vernon Henry Ringenberg Trust and Navitas Energy, Inc., dated April 5, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated April 5, 2007, recorded May 29, 2007, as Document No. 579342, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated March 20, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated March 20. 2012, recorded May 9, 2012 as Document No. 00616119, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

94.	Unrecorded Lease and Easement Agreement by and between Robert S. Martin Farms, Inc. and Navitas Energy, Inc., dated December 4, 2006, as evidenced by that certain Memorandum of Lease and Easement Agreement dated December 4, 2006, recorded April 16, 2007, Official Public Records, Livingston County, Illinois, as Document No. 578438, as amended by Amendment to Option to Lease, Lease and Wind Easement Agreement dated January 2, 2007 and recorded August 16, 2007, as Document No. 581216, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain unrecorded Second Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of Second Amendment to Lease and Easement Agreement by and between Robert S. Martin Farms, Inc. and Minonk Wind, LLC, a Delaware limited liability company, dated December 4, 2011, and recorded January 24, 2012, Official Public Records, Livingston County, Illinois, as Document Number 00614075; as amended by that certain Third Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of Third Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 9, 2012 as Document No. 00616141 Official Public Records, Livingston County, Illinois.

95.	Consent, Nondisturbance and Attornment Agreement by and among Minonk Wind, LLC, Eureka Community Bank, a division of Morton Community Bank, and Carol Romersberger, dated November 24, 2008, and recorded December 22, 2008, as Document No. 00591129, Official Public Records, Livingston County, Illinois.

96.

Unrecorded Lease and Easement Agreement by and between Ben Rogers and Navitas Energy, Inc., dated September 21, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated September 21, 2007, recorded October 9, 2007, Official Public Records, Livingston County, Illinois, as Document No. 582302, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to

Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 9, 2012 as Document No. 00616132 Official Public Records, Livingston County, Illinois.

Letter Agreement between Ben Rogers and Navitas Energy, Inc. dated September 1, 2007.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

97.	Unrecorded Lease and Easement Agreement by and between Clark Rogers and Ben Rogers and Navitas Energy, Inc., a Minnesota corporation, dated October 12, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 12, 2007, recorded November 26, 2007, Official Public Records, Livingston County, Illinois, as Document No. 583297; as re-recorded December 22, 2008, as Document No. 591127, Official Public Records, Livingston County, Illinois as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 9, 2012 as Document No. 00616131 Official Public Records, Livingston County, Illinois.

Letter Agreement between Clark Rogers, Ben Rogers and Navitas Energy, Inc. dated September 20, 2007.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

98.

Unrecorded Lease and Easement Agreement by and between Gary L. Rogers Trust and Karen S. Rogers Trust and Navitas Energy, Inc., a Minnesota corporation, dated October 3, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 3, 2007, recorded November 5, 2007, as Document No. 707737, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by Amendment to Lease and Easement

Agreement, dated November 24, 2008, recorded December 22, 2008, as Document No. 807841, Official Public Records, Woodford County, Illinois; as amended by that certain Second Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 3, 2012 as Document No. 1202761 Official Public Records, Woodford County, Illinois.

Letter Agreement between Gary L. Rogers Trust and Karen S. Rogers Trust and Navitas Energy, Inc. dated September 1, 2007.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

99.	Unrecorded Lease and Easement Agreement by and between Madelyn Rothgeb and Navitas Energy, Inc., a Minnesota corporation, dated July 9, 2007, as evidenced by Memorandum of Lease and Easement Agreement, dated July 9, 2007, recorded August 16, 2007, Official Public Records, Woodford County, Illinois, as Document No. 705815, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 1, 2012 as Document No. 1202635 Official Public Records, Livingston County, Illinois.

Letter Agreement between Madelyn Rothgeb and Navitas Energy, Inc. dated June 12, 2007.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

100.

Unrecorded Lease and Easement Agreement by and between Jean E. Rowland, Paul E. Rowland and Navitas Energy, Inc., a Minnesota corporation, dated January 2, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 2, 2007, recorded February 14, 2007, as Document No. 700857; as re-recorded November 17, 2008, Official Public Records, Woodford County, Illinois, as Document No. 807202, as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No.

803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between Paul E. Rowland and Minonk Wind, LLC, a Delaware limited liability company, dated January 2, 2012, and recorded January 18, 2012, as Document Number 1200299, Official Public Records, Woodford County, Illinois; as amended by that certain Second Amendment to Lease and Easement Agreement by and between Paul E. Rowland and Theresa L. Rowland and Minonk Wind, LLC, dated March 8, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement dated March 8, 2012, recorded March 29, 2012 as Document No. 1201891, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

101.	Unrecorded Lease and Easement Agreement by and between Paul E. Rowland and Navitas Energy, Inc., a Minnesota corporation, dated January 2, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 2, 2007, recorded February 14, 2007, as Document No. 700858, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by Amendment to Lease and Easement Agreement dated July 13, 2010 and recorded September 10, 2010, as Document No. 1004744, Official Public Records, Woodford County, Illinois; as amended by that certain unrecorded Second Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of Second Amendment to Lease and Easement Agreement by and between Paul E. Rowland and Minonk Wind, LLC, a Delaware limited liability company, dated January 2, 2012, and recorded January 18, 2012, Official Public Records, Woodford County, Illinois, as Document Number 1200298; as amended by that certain Third Amendment to Lease and Easement Agreement by and between Paul E. Rowland and Theresa L. Rowland and Minonk Wind, LLC dated March 8, 2012, as evidenced by Memorandum of Third Amendment to Lease and Easement Agreement dated March 8, 2012, recorded March 29, 2012 as Document No. 1201892, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

102.	Unrecorded Lease and Easement Agreement by and between Mark Sauder and Ina Sauder and Navitas Energy, Inc., a Minnesota corporation, dated July 23, 2007, as evidenced by Memorandum of Lease and Easement Agreement, dated July 23, 2007, recorded August 16, 2007, as Document No. 705816, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 1, 2012 as Document No. 1202636 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

103.	Unrecorded Lease and Easement Agreement by and between Stanley D. Schrock, Trustee of the Alfred B. Baumann Testamentary Trust Berneice Baumann Irrevocable Trust and Navitas Energy, Inc., a Minnesota corporation, dated January 30, 2008, as evidenced by Memorandum of Lease and Easement Agreement, dated January 30, 2008, recorded March 17, 2008, as Document No. 801787, Official Public Records, Woodford County, Illinois; as modified by Ratification of Lease Agreement executed by Doug Smith and Karen Smith dated March 30, 2010 and recorded April 23, 2010, as Document No. 1001957 Official Public Records, Woodford County, Illinois; as assigned by that certain Assignment and Assumption Agreement, dated February 6, 2012, by and between Navitas Energy, Inc. and Minonk Wind, LLC, recorded March 1, 2012 as Document No. 1201165, Official Public Records, Woodford County, Illinois, and recorded on February 29, 2012 as Document No. 00614707, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 1, 2012 as Document No. 1202637 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

104.

Consent, Nondisturbance and Attornment Agreement by and between 1st Farm Credit Services, FLCA and Minonk Wind, LLC dated March 20, 2012 recorded May 9, 2012 as Document No. 1202911, Official Public Records, Woodford County, Illinois.

105.	Unrecorded Lease and Easement Agreement by and between Steve A. Smith and Jaynet Smith, Suzanne Fesler, Subject to Contract for Deed of Steve Smith and Navitas Energy,

Inc., a Minnesota corporation, dated February 28, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated February 28, 2007, recorded April 5, 2007, as Document No. 702125, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated June 13, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement, dated June 13, 2012, recorded June 27, 2012, as Document No. 1203989, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

106.	Unrecorded Lease and Easement Agreement by and between Vern C. Smith and Navitas Energy, Inc., a Minnesota corporation, dated February 21, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated February 21, 2007, recorded March 15, 2007, as Document No. 701602, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated March 20, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated March 20, 2012, recorded May 1, 2012 as Document No. 1202638 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

107.	Consent, Nondisturbance and Attornment Agreement by and among Minonk Wind, LLC, Flanagan State Bank, and Vern C. Smith, dated December 1, 2008, and recorded on December 22, 2008, as Document No. 807856, Official Public Records, Woodford County, Illinois.

108.

Unrecorded Lease and Easement Agreement by and between Clara Spencer and Navitas Energy, Inc., dated November 29, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated November 29, 2007, recorded March 5, 2008, as Document No. 801504, Official Public Records, Woodford County, Illinois; re-recorded

November 17, 2008, as Document No. 807210, Official Public Records, Woodford County, Illinois and recorded May 21, 2012 as Document No. 00616331, Official Public Records, Livingston County, Illinois; as assigned by that certain Assignment and Assumption Agreement, dated February 6, 2012, by and between Navitas Energy, Inc. and Minonk Wind, LLC, and recorded March 1, 2012 as Document No. 1201165, Official Public Records, Woodford County, Illinois, and recorded on February 29, 2012 as Document No. 00614707, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 1, 2012 as Document No. 00615946 Official Public Records, Livingston County, Illinois, and recorded May 21, 2012, as Document No. 1203137, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

109.	Unrecorded Lease and Easement Agreement by and between Charles W. Spires and Rose Marie Spires and Navitas Energy, Inc., a Minnesota corporation, dated October 12, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 12, 2007, recorded November 26, 2007, as Document No. 708137; as re-recorded November 17, 2008, as Document No. 807208, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated June 13, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement, dated June 13, 2012, recorded June 27, 2012, as Document No. 1203987, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

110.

Unrecorded Lease and Easement Agreement by and between Charles W. Spires and Rose Spires and Roger and Marilyn Jean Spires and Navitas Energy, Inc., a Minnesota corporation, dated October 1, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 1, 2007, recorded November 5, 2007, as Document No. 707739, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of

December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated June 13, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement, dated June 13, 2012, recorded June 27, 2012, as Document No. 1203986, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

111.	Unrecorded Lease and Easement Agreement by and between Jane Spires et al subject to the life estate of Roger & Charles Spires and Navitas Energy, Inc., a Minnesota corporation, dated October 1, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 1, 2007, recorded November 5, 2007, as Document No. 707738; as re-recorded November 17, 2008, as Document No. 807207, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated June 13, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement, dated June 13, 2012, recorded June 27, 2012, as Document No. 1203985, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

112.

Unrecorded Lease and Easement Agreement by and between Spires Trust Farm, c/o Freestar Bank and Navitas Energy, Inc., dated March 27, 2008, as evidenced by that certain Memorandum of Lease and Easement Agreement dated March 27, 2008, recorded May 5, 2008, as Document No. 802987; as modified by Amendment to Lease and Easement Agreement recorded December 22, 2008, as Document No. 807843, Official Public Records, Woodford County, Illinois; as assigned by that certain Assignment and Assumption Agreement, dated February 6, 2012, by and between Navitas Energy, Inc. and Minonk Wind, LLC, and recorded on March 1, 2012 as Document No. 1201165, Official Public Records, Woodford County, Illinois, and recorded on February 29, 2012 as Document No. 00614707, Official Public Records, Livingston County, Illinois; as amended by that certain Second Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of Second Amendment to Lease and

Easement Agreement dated April 11, 2012, recorded May 3, 2012 as Document No. 1202762 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

113.	Unrecorded Lease and Easement Agreement by and between Larry Stalter, Susan Powers and David Stalter, subject to the Life Estate of Adele Stalter, and Minonk Wind LLC, a Delaware limited liability company, dated June 10, 2008, as evidenced by that certain Memorandum of Lease and Easement Agreement dated June 10, 2008, recorded June 25, 2008, as Document No. 804224, Official Public Records, Woodford County, Illinois, as amended by that certain First Amendment to Lease and Easement Agreement dated May 4, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement, dated May 4, 2012, recorded May 18, 2012, as Document No. 1203129, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

114.	Unrecorded Lease and Easement Agreement by and between George G. Steinhilber and Minonk Wind LLC, a Delaware limited liability company, dated April 1, 2008, as evidenced by that certain Memorandum of Lease and Easement Agreement dated April 1, 2008, recorded May 5, 2008, as Document No. 802988, Official Public Records, Woodford County, Illinois; as modified by that certain Amendment to Lease and Easement Agreement, recorded December 22, 2008, as Document No. 807850, Official Public Records, Woodford County, Illinois; as amended by that certain Second Amendment to Lease and Easement Agreement dated March 20, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement dated March 20, 2012, recorded May 3, 2012 as Document No. 1202763 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

115.

Unrecorded Lease and Easement Agreement by and between Paul G. Steinhilber and Navitas Energy, Inc., a Minnesota corporation, dated February 21, 2008, as evidenced by that certain Memorandum of Lease and Easement Agreement dated February 21, 2008, recorded March 17, 2008, as Document No. 801792, Official Public Records, Woodford County, Illinois; as modified by that certain Amendment to Lease and Easement Agreement, dated December 1, 2008 and recorded December 22, 2008, as Document No. 807845, Official Public Records, Woodford County, Illinois; as assigned by that certain Assignment and Assumption Agreement, dated February 6, 2012, by and between Navitas Energy, Inc. and Minonk Wind, LLC, and recorded March 1, 2012 as Document No. 1201165, Official Public Records, Woodford County, Illinois, and recorded on

February 29, 2012 as Document No. 00614707, Official Public Records, Livingston County, Illinois, as amended by that certain Second Amendment to Lease and Easement Agreement dated May 17, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement, dated May 17, 2012, recorded June 27, 2012, as Document No. 1203979, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

116.	Unrecorded Option to Lease and Easement Agreement by and between Dean and Carol Stimpert and Navitas Energy, Inc., a Minnesota corporation, dated January 18, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 18, 2007, recorded February 14, 2007, as Document No. 700859, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between Dean and Carol Stimpert and Minonk Wind, LLC, a Delaware limited liability company, dated January 18, 2012, and recorded January 18, 2012, as Document Number 1200302, Official Public Records, Woodford County, Illinois; as amended by that certain Second Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 3, 2012 as Document No. 1202764 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

117.	Consent, Nondisturbance and Attornment Agreement by and among Minonk Wind, LLC, State Bank of Graymont and Dean R. and Carol A. Stimpert dated December 8, 2008, and recorded December 22, 2008, as Document No. 807859, Official Public Records, Woodford County, Illinois.

118.

Unrecorded Lease and Easement Agreement by and between Donald and Marie Stimpert and Kevin Stimpert and Navitas Energy, Inc., a Minnesota corporation, dated January 11, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 11, 2007, recorded February 14, 2007, as Document No. 700860, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a

Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between Donald and Marie Stimpert and Kevin Stimpert and Minonk Wind, LLC, a Delaware limited liability company, dated January 11, 2012, and recorded January 18, 2012, Official Public Records, Woodford County, Illinois, as Document Number 1200296; as amended by that certain Second Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 1, 2012 as Document No. 1202645 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

119.	Consent, Nondisturbance and Attornment Agreement by and among Minonk Wind, LLC, Minonk State Bank, Kevin J. Stimpert, Donald and Marie Stimpert, dated March 26, 2009, and recorded April 17, 2009, as Document No. 902750, Official Public Records, Woodford County, Illinois.

120.	Unrecorded Lease and Easement Agreement by and between Roderick Studer, Jaime Sauder, Charles Studer and Navitas Energy, Inc., a Minnesota corporation, dated December 7, 2006, as evidenced by that certain Memorandum of Lease and Easement Agreement dated December 7, 2006, recorded February 9, 2007, as Document No. 700772; Official Public Records, Woodford County, Illinois, as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between Rodrick and Charles Studer and Minonk Wind, LLC, a Delaware limited liability company, dated December 7, 2011, and recorded January 18, 2012, Official Public Records, Woodford County, Illinois, as Document Number 1200312, as amended by that certain Second Amendment to Lease and Easement Agreement dated May 4, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement, dated May 4, 2012, recorded May 21, 2012, as Document No. 1203142, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

121.	Consent, Nondisturbance and Attornment Agreement by and among Minonk Wind, LLC, Eureka Community Bank, a division of Morton Community Bank and Rodrick S. Studer, Charles A. Studer, and Jamie. K Sauder, dated December 1, 2008, and recorded December 22, 2008, as Document No. 807857, Official Public Records, Woodford County, Illinois.

122.	Unrecorded Lease and Easement Agreement by and between Laurie Studer and Navitas Energy, Inc., a Minnesota corporation, dated January 18, 2008, as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 18, 2008, recorded March 17, 2008, as Document No. 00585658, Official Public Records, Livingston County, Illinois; as assigned by that certain Assignment and Assumption Agreement, dated February 6, 2012, by and between Navitas Energy, Inc. and Minonk Wind, LLC, and recorded March 1, 2012 as Document No. 1201165, Official Public Records, Woodford County, Illinois, and recorded on February 29, 2012 as Document No. 00614707, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 9, 2012 as Document No. 00616130 Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

123.

Unrecorded Lease and Easement Agreement by and between Rodrick Studer and Navitas Energy, Inc., a Minnesota corporation, dated December 19, 2006, as evidenced by that certain Memorandum of Lease and Easement Agreement dated December 19, 2006, recorded February 8, 2007, as Document No. 577253, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as modified by that certain Amendment to Lease and Easement Agreement, dated December 1, 2008 and recorded December 22, 2008, as Document No. 00591128, Official Public Records, Livingston County, Illinois; as amended by that certain unrecorded Second Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of Second Amendment to Lease and Easement Agreement by and between Rodrick and Laurie Studer and Minonk Wind, LLC, a Delaware limited liability company, dated December 19, 2011, and recorded January 24, 2012, as Document

Number 1200302, Official Public Records, Livingston County, Illinois; as amended by that certain Third Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of Third Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 9, 2012 as Document No. 00616140 Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

124.	Unrecorded Lease and Easement Agreement by and between Sherilyn Klendworth and Sheila Sharpless Subject to the Life Estate of Duane Sullivan and Minonk Wind LLC, a Delaware limited liability company, dated December 8, 2008, as evidenced by that certain Memorandum of Lease and Easement Agreement dated December 8, 2008, recorded December 22, 2008, as Document No. 807835, Official Public Records, Woodford County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated July 23, 2012, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement dated July 23, 2012, recorded August 20, 2012, as Document No. 1205248, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

125.	Unrecorded Lease and Easement Agreement by and between Jay R. Sullivan, Joette L. Cole and Navitas Energy, Inc., dated August 31, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated August 31, 2007, recorded September 18, 2007, as Document No. 706579, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 1, 2012 as Document No. 1202624 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

126.

Unrecorded Lease and Easement Agreement by and between Sharon F. Sullivan and Minonk Wind LLC, a Delaware limited liability company, dated February 14, 2008, as evidenced by that certain Memorandum of Lease and Easement Agreement dated

February 14, 2008, recorded May 5, 2008, as Document No. 802989, Official Public Records, Woodford County, Illinois; and re-recorded November 17, 2008, as Document No. 807209, Official Public Records, Woodford County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 3, 2012 as Document No. 1202749 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

127.	Unrecorded Lease and Easement Agreement by and between Margie Crumrine and Navitas Energy, Inc., a Minnesota corporation, dated July 9, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated July 9, 2007, recorded August 16, 2007, as Document No. 705813, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 1, 2012 as Document No. 1202627, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

128.

Unrecorded Lease and Easement Agreement by and between Edward S. Tanton Trust et al and Navitas Energy, Inc., a Minnesota corporation, dated December 10, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated December 10, 2007, recorded December 26, 2007, as Document No. 708765; as re-recorded November 17, 2008, as Document No. 807211, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and

Easement Agreement dated April 11 2012, recorded May 1, 2012 as Document No. 1202639 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

129.	Unrecorded Lease and Easement Agreement by and between Crystal L. Telling Family Irrevocable Trust Agreement dated January 1, 1998, David E. Martin, Trustee, and Navitas Energy, Inc., a Minnesota corporation, dated November 17, 2006, as evidenced by that certain Memorandum of Lease and Easement Agreement dated November 17, 2006, recorded December 14, 2006, as Document No. 608729; as re-recorded November 17, 2008, as Document No. 807199, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between Crystal L. Telling Family Irrevocable Trust, David E. Martin, Trustee and Minonk Wind, LLC, a Delaware limited liability company, dated November 17, 2011, and recorded January 18, 2012, as Document Number 1200301, Official Public Records, Woodford County, Illinois; as amended by that certain Second Amendment to Lease and Easement agreement dated April 11, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 3, 2012 as Document No. 1202765, Official Public Records, Woodford County, Illinois.

Letter Agreement between Crystal L. Telling Family Trust and Navitas Energy, Inc. dated October 30, 2006.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

130.	Wind Farm Study and Cooperation Agreement dated August 13, 2007 between Crystal L. Telling Family Trust and Navitas Energy, Inc., as amended by that certain Amendment to Wind Farm Study and Cooperation Agreement dated July 22, 2011 between Crystal L. Telling Trust and Minonk Wind, LLC.

131.	Wind Farm Study and Cooperation Agreement dated August 13, 2007, as amended by Amendment to Wind Farm Study and Cooperation Agreement dated July 22, 2011 between Minonk Wind, LLC and David E. Martin, as Trustee of the Crystal L. Telling Family Irrevocable Trust.

132.	Unrecorded Lease and Easement Agreement by and between Katelyn A. Telling Agreement of Trust dated August 12, 1991, Mardell Martin, Trustee, Sarah J. Telling Trust Agreement of Trust dated December 27, 1993, Mardell Martin, Trustee, Grace N. Telling Agreement of Trust dated April 6, 2001, Mardell Martin, Trustee, and Navitas Energy, Inc., a Minnesota corporation, dated November 17, 2006, as evidenced by that certain Memorandum of Lease and Easement Agreement dated November 17, 2006, recorded December 14, 2006, Official Public Records, Woodford County, Illinois, as Document No. 608730, as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between Katelyn Ann Telling Agreement of Trust, dated August 12, 1991, Mardell Martin, Trustee, Sarah Jean Telling Agreement of Trust, dated December 27, 1993, Mardell Martin, Trustee, Grace Nicole Telling Agreement of Trust, dated April 6, 2001, Mardell Martin, Trustee and Minonk Wind, LLC, a Delaware limited liability company, dated November 17, 2011, and recorded January 18, 2012, Official Public Records, Woodford County, Illinois, as Document Number 1200303; as amended by that certain Second Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 1, 2012 as Document No. 1202644 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

133.	Unrecorded Consent, Nondisturbance and Attornment Agreement dated November 24, 2008 by and among Minonk Wind, LLC, Mardell Martin, and Eugene D. Martin.

134.	Consent, Nondisturbance and Attornment Agreement by and between Eugene D. Martin and Minonk Wind, LLC dated February 27, 2012, recorded March 16, 2012 as Document No. 1201475, Official Public Records, Woodford County, Illinois.

135.

Unrecorded Lease and Easement Agreement by and between Timmerman Woodford County Land Trust #141 and Navitas Energy, Inc., a Minnesota corporation, dated January 28, 2008, as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 28, 2008, recorded March 17, 2008, as Document No. 801793, Official Public Records, Woodford County, Illinois; as assigned by that certain Assignment and Assumption Agreement, dated February 6, 2012, by and between Navitas Energy, Inc. and Minonk Wind, LLC, recorded March 1, 2012 as Document No.

1201165, Official Public Records, Woodford County, Illinois, and recorded on February 29, 2012 as Document No. 00614707, Official Public Records, Livingston County, Illinois.

Letter Agreement between Timmerman Woodford County Land Trust #141 and Navitas Energy, Inc. dated January 28, 2008.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

136.	Unrecorded Utility Easement Option and Agreement, as evidenced by that certain Memorandum of Utility Easement Option and Agreement by and between Raymond Timmerman Estate and Eileen Timmerman Estate and Minonk Wind, LLC, a Delaware limited liability company, dated March 30, 2010, and recorded April 23, 2010, Official Public Records, Woodford County, Illinois, as Document Number 1001956.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

137.	Consent, Nondisturbance and Attornment Agreement by and between Flanagan State Bank and Minonk Wind, LLC dated February 27, 2012, recorded March 16, 2012 as Document No. 1201477, Official Public Records, Woodford County, Illinois.

138.	Unrecorded Lease and Easement Agreement by and between David and Rosemary Timmerman, Scott Timmerman and Navitas Energy, Inc., a Minnesota corporation, dated December 17, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated December 17, 2007, recorded December 26, 2007, Official Public Records, Woodford County, Illinois, as Document No. 708766, as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 1, 2012 as Document No. 1202640 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

139.

Unrecorded Utility Easement Agreement by and between David and Rosemary Timmerman, Scott Timmerman and Minonk Wind, LLC, dated March 14, 2012, as evidenced by Memorandum of Utility Easement Agreement dated March 14, 2012, recorded April 18, 2012 as Document No. 1202336, Official Public Records, Woodford County, Illinois; as amended by that certain First Amendment to Utility Easement Agreement dated June 1, 2012, recorded June 27, 2012, as Document No. 1203983, Official Records, Woodford County, Illinois; as amended by that certain Second Amendment to Utility Easement Agreement dated June 25, 2012, to be recorded in the Official Public Records, Woodford County, Illinois.

140.	Unrecorded Lease and Easement Agreement by and between Ruth Timmerman and Navitas Energy, Inc., a Minnesota corporation, dated November 29, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated November 29, 2007, recorded December 26, 2007, as Document No. 583932, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated March 20, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated March 20, 2012, recorded May 9, 2012 as Document No. 00616120 Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

141.	Unrecorded Lease and Easement Agreement by and between Evelyn Turner Revocable Trust and Navitas Energy, Inc., a Minnesota corporation, dated June 1, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated June 1, 2007, recorded July 23, 2007, as Document No. 705205, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated March 20, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated March 20, 2012, recorded May 3, 2012 as Document No. 1202750 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

142.	Unrecorded Lease and Easement Agreement by and between Steven Vogel and Mark Vogel, subject to the Life Estate of James and Hazel Vogel, and Navitas Energy, Inc., a Minnesota corporation, dated May 25, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated May 25, 2007, recorded July 23, 2007, as Document No. 705206, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain First Amendment to Lease and Easement Agreement dated May 4, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement, dated May 4, 2012, recorded May 21, 2012, as Document No. 1203138, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

143.	Unrecorded Lease and Easement Agreement by and between Charles and Constance Webber and Constance Webber, as Trustee of the Folkers Family Land Trust No. 2 and Navitas Energy, Inc., a Minnesota corporation, dated February 12, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated February 12, 2007, recorded March 7, 2007, as Document No. 701404; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by Amendment to Lease and Easement Agreement, dated December 1, 2008, recorded December 22, 2008, as Document No. 807849, Official Public Records, Woodford County, Illinois; as amended by that certain Second Amendment to Lease and Easement Agreement dated March 8, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement dated March 8, 2012, recorded March 29, 2012 as Document No. 1201890, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

144.

Unrecorded Lease and Easement Agreement by and between Edith Jeanette Wiechmann and Navitas Energy, Inc., a Minnesota corporation, dated December 10, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated

December 17, 2007, recorded December 26, 2007, as Document No. 583934, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 9, 2012 as Document No. 00616121 Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

145.	Consent, Nondisturbance and Attornment Agreement by and among Minonk Wind, LLC, Flanagan State Bank and E. Jeanette Wiechmann, dated November 24, 2008, and recorded March 20, 2009, as Document No. 00592975, Official Public Records, Livingston County, Illinois.

146.	Unrecorded Utility Easement Option and Agreement by and between Margaret Woltzen and Minonk Wind, LLC, a Delaware limited liability company, dated November 12, 2009, as evidenced by that certain Memorandum of Utility Easement Option and Agreement dated November 12, 2009, recorded January 7, 2010, as Document No. 1000091, Official Public Records, Woodford County, Illinois; as amended by that certain First Amendment to Utility Easement Option and Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Utility Easement Option and Agreement dated April 11, 2012, recorded May 1, 2012 as Document No. 1202642 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

147.

Unrecorded Lease and Easement Agreement by and between Robert Wyss and Doris Wyss and Navitas Energy, Inc., a Minnesota corporation, dated March 16, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated March 16, 2007, recorded April 23, 2007, as Document No. 702608, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain First Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of First Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 1, 2012 as Document No. 1202641 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

148.	Unrecorded Lease and Easement Agreement by and between Norman A. Young and Navitas Energy, Inc. dated March 30, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated March 30, 2007, recorded April 23, 2007, as Document No. 702609; as modified by Ratification of Lease Agreement, dated January 15, 2009, recorded January 21, 2009, as Document No. 900452, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between Norman A. Young Estate, Eilene M. Young, Executor and Minonk Wind, LLC, a Delaware limited liability company, dated November 21, 2011, and recorded January 18, 2012, Official Public Records, Woodford County, Illinois, as Document Number 1200310; as amended by that certain Second Amendment to Lease and Easement Agreement dated April 11, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement dated April 11, 2012, recorded May 3, 2012 as Document No. 1202766 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

149.

Unrecorded Lease and Easement Agreement by and between Steven E. Young and Jennifer Young Foote and Navitas Energy, Inc., a Minnesota corporation, dated April 5, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated April 5, 2007, recorded May 11, 2007, as Document No. 703336 Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as modified by Amendment to Lease and Easement Agreement, dated

December 1, 2008, recorded December 22, 2008, as Document No. 807847, Official Public Records, Woodford County, Illinois; as amended by that certain Second Amendment to Lease and Easement Agreement dated March 20, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement dated March 20, 2012, recorded May 1, 2012 as Document No. 1202643 Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

150.	Contract, dated November 8, 2011, by and between Janice E. Horner (“Exchangor”) and Minonk Wind, LLC (“Relinquished Property Contract”); Exchange Agreement, dated November 10, 2011, by and between Exchangor and South Side Trust & Savings Bank of Peoria (“Qualified Intermediary”) (“Exchange Agreement”); and Notice and Consent, dated November 17, 2011, by Exchangor, acknowledged by Minonk Wind, LLC, relating to assignment of all of the rights of Exchangor under the Relinquished Property Contract to Qualified Intermediary.

151.	Unrecorded Access Easement Agreement by and between Clara Tammen Trust and Minonk Wind, LLC, dated December 6, 2011 as evidenced by that certain Memorandum of Access Easement Agreement dated August 20, 2012, recorded August 28, 2012 as Document No. 00618186, Official Public Records, Livingston County, Illinois.

152.	Unrecorded Grant of Access Easement by and between Elaine Eigsti and Minonk Wind, LLC, dated February 16, 2012, evidenced by Memorandum of Grant of Access Easement dated February 16, 2012, recorded April 18, 2012 as Document No. 1202338, Official Records, Woodford County, Illinois

153.	Unrecorded Utility Easement Agreement by and between The Timmerman Family Trust dated November 6, 2002 and Minonk Wind, LLC, dated March 14, 2012, as evidenced by Memorandum of Utility Easement Agreement dated March 14, 2012, recorded April 19, 2012 as Document No. 1202374, Official Public Records, Woodford County, Illinois; as amended by that certain First Amendment to Utility Easement Agreement dated June 1, 2012, recorded June 27, 2012, as Document No. 1203984, Official Public Records, Woodford County, Illinois; as amended by that certain unrecorded Second Amendment to Utility Easement Agreement dated June 25, 2012, as evidenced by that certain Memorandum of Second Amendment to Utility Easement Agreement dated June 25, 2012, recorded July 9, 2012, as Document No. 1204250, Official Public Records, Woodford County, Illinois.

154.

Unrecorded Utility Easement Agreement by and between William Cunningham and Minonk Wind, LLC, dated March 14, 2012, as evidenced by Memorandum of Utility Easement Agreement dated March 14, 2012, recorded April 18, 2012, as Document No. 1202333, Official Public Records, Woodford County, Illinois; as amended by that certain

First Amendment to Utility Easement Agreement dated June 1, 2012 recorded June 27, 2012, as Document No. 1203999, Official Records, Woodford County, Illinois; as amended by that certain Second Amendment to Utility Easement Agreement dated June 13, 2012, recorded June 27, 2012, as Document No. 1203998, Official Public Records, Woodford County, Illinois.

155.	Unrecorded Utility Easement Agreement by and between Sauder, LLC, an Illinois Limited Liability Company and Minonk Wind, LLC, dated March 14, 2012, as evidenced by Memorandum of Utility Easement Agreement dated March 14, 2012, recorded April 18, 2012 as Document No. 1202334, Official Public Records, Woodford County, Illinois; as amended by that certain First Amendment to Utility Easement Agreement dated June 1, 2012, recorded June 27, 2012, as Document No. 1203990, Official Records, Woodford County, Illinois; as amended by that certain Second Amendment to Utility Easement Agreement dated June 13, 2012, recorded June 27, 2012, as Document No. 1203988, Official Public Records, Woodford County, Illinois.

156.	Unrecorded Access License Agreement by and between Sauder, LLC, and Minonk Wind, LLC, dated September 20, 2012.

157.	Unrecorded Utility Easement Agreement by and between Paul E. Rowland and Minonk Wind, LLC, dated January 26, 2012, as evidenced by Memorandum of Utility Easement Agreement dated January 26, 2012, recorded April 18, 2012 as Document No. 1202335, Official Public Records, Woodford County, Illinois; as amended by that certain First Amendment to Utility Easement Agreement dated May 4, 2012, recorded May 21, 2012, as Document No. 1203143, Official Public Records, Woodford County, Illinois; as amended by that certain Second Amendment to Utility Easement Agreement dated June 13, 2012, recorded June 27, 2012, as Document No. 1203991, Official Records, Woodford County, Illinois.

158.	Mortgage, dated as of June 29, 2012, by Minonk Wind, LLC in favor of Morgan Stanley Senior Funding, Inc.

I.	Senate Project

1.	Wind Farm Study and Cooperation Agreement, dated October 20, 2004, by and between Henry Birdwell, Henry D. Birdwell, Jr., and Gamesa Energia Southwest, LLC.

2.	Unrecorded Lease and Easement Agreement, dated December 31, 2008, by and between Henry Dalton Birdwell, Jr., Henry D. Birdwell, Sr., and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Wind Easement recorded on April 7, 2009 in Book 821, Page 716 of Official Records of Jack County, Texas, as amended by that certain Amendment No. 1 to Option Agreement and Lease and Easement Agreement, dated as of August 5, 2010, by and between Lessor and Lessee, as evidenced by that certain Memorandum of Amendment No. 1. to Option

Agreement and Lease and Easement Agreement dated August 5, 2010, by and between Lessor and Lessee and recorded September 10, 2010 in Book 847, Page 307 of Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Henry D. Birdwell, Sr. and Henry Dalton Birdwell, Jr. and Senate Wind, LLC, a Delaware limited liability company, dated April 11, 2012, and recorded April 25, 2012, in the Official Public Records of Jack County, Texas, in Book 886, Page 158.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records, Jack County, Texas.

3.	Estoppel Agreement, dated July 28, 2011, by and between Henry Birdwell, Sr., Henry Birdwell, Jr., and Senate Wind, LLC.

4.	Wind Farm Study and Cooperation Agreement, dated October 10, 2004, by and between Wayne Browning and Gamesa Energia Southwest, LLC.

Unrecorded Lease and Easement Agreement by and between Wayne Browning and Gamesa Energy USA, LLC, dated December 12, 2008, as evidenced by Memorandum of Option and Agreement and Lease and Wind Easement Agreement dated December 12, 2008, recorded January 26, 2009, Book 817, Page 268, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records, Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated March 20, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Wayne Browning and Senate Wind, LLC, a Delaware limited liability company, dated March 20, 2012, and recorded April 20, 2012, in the Official Public Records of Jack County, Texas, in Book 885, Page 546.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

5.	Unrecorded Lease and Easement Agreement by and between David Epperson and Gamesa Energy USA, LLC, dated September 20, 2006, as evidenced by Memorandum dated September 14, 2006, recorded July 1, 2008, Book 804, Page 80, Official Records of Jack County, Texas, as amended by Amendment to Lease and Easement Agreement dated April 30, 2009, as evidenced by Amendment to Memorandum of Lease and Easement Agreement dated April 30, 2009, recorded May 26, 2009, Book 824, Page 468, Official Records of Jack County, Texas, as further amended by Amendment to Lease and Easement Agreement dated August, 31, 2011, as evidenced by that certain Memorandum of Amendment to Lease and Easement Agreement recorded October 13, 2011, Book 0871, Page 0386, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain Second Amendment to Lease and Wind Easement Agreement, dated March 20, 2012, as evidenced by that certain Memorandum of Second Amendment to Lease and Wind Easement Agreement by and between David Epperson and Senate Wind, LLC, a Delaware limited liability company, dated March 20, 2012, and recorded April 20, 2012, in the Official Public Records of Jack County, Texas, in Book 885, Page 531.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

6.	Estoppel Agreement, dated July 29, 2011, by and between David Epperson and Senate Wind, LLC.

7.

Unrecorded Lease and Easement Agreement by and between Marion L. Foster and Linda Foster and Gamesa Energy USA, LLC, dated November 2, 2006, as evidenced by Memorandum recorded July 1, 2008, Book 804, Page 73, Official Records of Jack County, Texas, as amended by Amendment to Lease and Easement Agreement, dated

April 17, 2009, as evidenced by Amendment to Memorandum of Lease and Easement Agreement recorded May 26, 2009, Book 824, Page 471, Official Records of Jack County, Texas, as further amended by Amendment to Lease and Easement Agreement dated November 14, 2011, as evidenced by Amendment to Memorandum of Lease and Easement Agreement recorded November 30, 2011, Book 0874, Page 0827, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain Second Amendment to Lease and Easement Agreement, dated March 20, 2012, as evidenced by that certain Memorandum of Second Amendment to Lease and Easement Agreement, dated March 20, 2012, and recorded April 20, 2012, in the Official Public Records of Jack County, Texas, in Book 885, Page 526.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

8.	Estoppel Agreement, dated July 15, 2011, by and between Marion L. Foster and Linda Foster and Senate Wind, LLC.

9.

Unrecorded Lease and Easement Agreement by and between Paula E. Muller and Gamesa Energy USA, LLC, dated September 27, 2006, as evidenced by Memorandum recorded July 1, 2008, Book 804, Page 67, Official Records of Jack County, Texas, as amended by Amendment to Lease and Easement Agreement dated April 30, 2009, as evidenced by Amendment to Memorandum of Lease and Easement Agreement recorded May 26, 2009, Book 824, Page 505, Official Records of Jack County, Texas, as further amended by Amendment to Lease and Easement Agreement dated August 30, 2011, as evidenced by Amendment to Memorandum of Lease and Easement Agreement recorded on October 13, 2011, Book 0871, Page 0394, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain Second Amendment to Lease and Easement Agreement, dated March 20, 2012, as evidenced by that certain Memorandum of Second Amendment to Lease and Easement Agreement, dated March 20, 2012, and recorded April 20, 2012, in the Official Public Records of Jack County, Texas, in Book 885, Page 585.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

10.	Estoppel Agreement, dated July 25, 2011, by and between Paula Muller and Senate Wind, LLC.

11.	Unrecorded Lease and Easement Agreement, dated September 18, 2006, by and between Don Ray Pierce and Elizabeth Pierce and Gamesa Energy USA, LLC, evidenced by Memorandum recorded July 1, 2008, Book 804, Page 60, Official Records of Jack County, Texas, as amended by Amendment to Lease and Easement Agreement dated April 30, 2009, as evidenced by Amendment to Memorandum of Lease and Easement Agreement May 26, 2009 in Book 824, Page 518, Official Records of Jack County, Texas, as further amended by Amendment to Lease and Easement Agreement dated August 30, 2011, as evidenced by Amendment to Memorandum of Lease and Easement Agreement recorded October 13, 2011, Book 0871, Page 0390, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain Second Amendment to Lease and Easement Agreement, dated March 20, 2012, as evidenced by that certain Memorandum of Second Amendment to Lease and Easement Agreement, dated March 20, 2012, and recorded April 20, 2012, in the Official Public Records of Jack County, Texas, in Book 885, Page 559.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

12.	Estoppel Agreement, dated July 15, 2011, by and between Elizabeth Pierce and Senate Wind, LLC.

13.	Unrecorded Lease and Easement Agreement, dated May 8, 2008, by and between Fred H and Lorraine Allison and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated May 8, 2008, recorded July 1, 2008 in Book 804, Page 44 of Official Records of Jack County, Texas, as amended by that certain Amendment to Lease and Easement Agreement, dated April 17, 2009, as evidenced by that certain Amendment to the Memorandum, dated April 17, 2009, recorded May 26, 2009 in Book 824, Page 404 of Official Records of Jack County, Texas as further amended by that Ratification of Lease and Wind Easement Agreement by and between Curtis Waylon Gary & Julie Melissa Gary, and Gamesa Energy USA LLC, dated August 2, 2011, recorded October 13, 2011, Book 0871, Page 0398, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as amended by that certain Second Amendment to Lease and Easement Agreement dated May 22, 2012, as evidenced by that certain Memorandum of Amendment No. 2 to Lease and Easement Agreement dated May 22, 2012 and recorded June 1, 2012 in Book 889, Page 331 of Official Records of Jack County, Texas, .

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

14.	Subordination Agreement dated April 24, 2012 by Fred H. Allison and Lorraine Allison, husband and wife in favor of Senate Wind, LLC, , recorded May 5, 2012, Book 886, Page 835, Official Records Jack County, Texas.

15.

Unrecorded Lease and Easement Agreement, dated May 6, 2008, by and between Eddie Glenn Grantham and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated May 6, 2008, recorded July 1, 2008 in Book 804, Page 36, Official Records of Jack County, Texas, as amended by that certain Amendment to Lease and Easement Agreement, dated July 27, 2009, as evidenced by that certain Amendment to the Memorandum of Lease and Easement Agreement dated July 27, 2009, recorded September 14, 2009 in Book 830, Page 450, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume

1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas.

16.	Unrecorded Lease and Easement Agreement by and between Myrtle L. Manley and Gamesa Energy USA, LLC, dated May 6, 2008, as evidenced by Memorandum, dated May 6, 2008, recorded July 1, 2008, Book 804, Page 52, Official Records of Jack County, Texas, as amended by First Amendment to Memorandum of Lease and Easement Agreement executed by Selena Lynn Casteel, et al, to Gamesa Energy USA, LLC dated November 22, 2010, recorded in Book 853, Page 446 Official Records, Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain Second Amendment to Option Agreement and Lease and Easement Agreement, dated April 11, 2012, as evidenced by that certain Memorandum of Second Amendment to Option Agreement and Lease and Easement Agreement by and between Priscilla Lynn Eddleman a/k/a Priscilla Eddleman a/k/a Priscilla Armstrong a/k/a Priscilla A. Stroud, Fred Casteel ( as to a life estate), Jodie Daniele Casteel a/k/a Jodie Daniele Weatherford, Selena Lynn Casteel, and Selena Hess successor-in interest to Myrtle L. Manley and Senate Wind, LLC, a Delaware limited liability company, dated April 11, 2012, and recorded April 25, 2012, in the Official Public Records of Jack County, Texas, in Book 886, Page 172.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

17.	Unrecorded Lease and Easement Agreement by and between Ida Louise Osborn, Gloria Jean Manley and Frances Arlene Thompson and Gamesa Energy USA, LLC dated May 22, 2008, as evidenced by Memorandum recorded July 1, 2008, Book 804, Page 0027, Official Records of Jack County, Texas, as amended by that certain Amendment to Lease and Easement Agreement dated April 30, 2009, as evidenced by Amendment to Memorandum of Lease and Easement Agreement, dated April 30, 2009, recorded May 26, 2009, Book 824, Page 488, Official Records of Jack County, Texas, and as further amended by that certain Amendment No. 2 to Lease and Easement Agreement dated June 23, 2010, as evidenced by Memorandum of Amendment No. 2 to Lease and Easement Agreement recorded September 15, 2010, Book 847, Page 317, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and

Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain Third Amendment Lease and Easement Agreement, dated March 20, 2012, as evidenced by that certain Memorandum of Third Amendment to Lease and Easement Agreement by and between Ida Louise Osborn, Gloria Jean Manley and Frances Arlene Thompson and Senate Wind, LLC, a Delaware limited liability company, dated March 20, 2012, and recorded April 20, 2012, in the Official Public Records of Jack County, Texas, in Book 885, Page 563.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

18.	Estoppel Agreement, dated July 15, 2011, by and between Ida Louise Osborn, Gloria Jean Manley and Frances Arlene Thompson and Senate Wind, LLC.

19.	Unrecorded Lease and Easement Agreement by and between Van and Melissa Miller and Gamesa Energy USA, LLC, dated September 2, 2008, as evidenced by Memorandum recorded January 26, 2009, Book 817, Page 171, Official Records of Jack County, Texas as amended by Amendment No. 1 to Option Agreement and Lease and Easement Agreement dated August 4, 2010, as evidenced by Memorandum Amendment No. 1 to Option Agreement and Lease and Easement Agreement between Wingo Properties, LLC, and Gamesa Energy USA, LLC, dated August 4, 2010, recorded Book 849, Page 206, Official Records, Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012, between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain Second Amendment to Option Agreement and Lease and Easement Agreement, dated March 20, 2012, as evidenced by that certain Memorandum of Second Amendment to Option Agreement and Lease and Easement Agreement by and between Wingo Properties, LLC and Senate Wind, LLC, a Delaware limited liability company, dated March 20, 2012, and recorded April 25, 2012, in the Official Public Records of Jack County, Texas, in Book 886, Page 223.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

20.	Agreement between Lender and Lessee by Capital Farm Credit, LLC and Senate Wind, LLC, dated April 9, 2012, and recorded June 13, 2012, in the Official Public Records of Jack County, Texas, in Book 890, Page 539.

21.	Accommodation Agreement dated effective August 6, 2010, by and between Danny Lewis and Gamesa Energy USA, LLC, recorded in Book 849, Page 184, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas.

22.	Unrecorded Tree Removal Damages Amendment, as evidenced by that certain Memorandum of Tree Removal Damages Amendment by and between Wingo Properties, LLC and William M. Wingo and Jane E. Wingo and Senate Wind, LLC, a Delaware limited liability company, effective as of May 22, 2012, and recorded June 1, 2012, in Book 889, Page 358 in the Official Public Records of Jack County, Texas.

23.	Unrecorded Lease and Easement Agreement, dated March 17, 2009, by and between Richard Allen Easter and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement, dated March 17, 2009, recorded April 7, 2009 in Book 821, Page 554, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

24.

Unrecorded Option Agreement and Lease and Easement Agreement by and between Mitchell Marital Trust and Gamesa Energy USA, LLC dated September 2, 2008, as evidenced by Memorandum dated September 2, 2008, recorded January 26, 2009, Book 817, Page 163, Official Records of Jack County, Texas, as amended by that certain Amendment to Option Agreement and Lease and Easement Agreement dated April 17,2009, as evidenced by Amendment to Memorandum of Option Agreement and Lease

and Easement Agreement dated April 17, 2009, recorded May 26, 2009, Book 824, Page 493, Official Records of Jack County, Texas and as further amended by that certain Amendment No. 2 to Option Agreement and Lease and Easement Agreement executed by Patsy Mitchell, Trustee of Share B, Donavan R. Mitchell and Patsy G. Mitchell Revocable Living Trust dated October 14, 2010, recorded in Book 850, Page 554, Official Records, Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain Third Amendment to Option Agreement and Lease and Easement Agreement, dated May 17, 2012, as evidenced by that certain Memorandum of Third Amendment to Option Agreement and Lease and Easement Agreement by and between Patsy Mitchell, Trustee of Share B, Donavan R. Mitchell and Patsy G. Mitchell Revocable Living Trust and Senate Wind, LLC, a Delaware limited liability company, dated May 17, 2012, recorded June 1, 2012, in the Official Public Records of Jack County, Texas, in Book 889, Page 339, and re-recorded June 13, 2012, in the Official Public Records of Jack County, Texas, in Book 890, Page 567.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

25.	Access Easement, by and between Patsy G. Mitchell, Trustee of Mitchell Marital Trust and Harold David Sloan and Laura Faye Sloan Living, Trustee of Laura Fay Sloan Living Trust, and recorded in Book 832, Page 864, Official Records, Jack County, Texas.

26.

Unrecorded Option Agreement and Lease and Easement Agreement by and between Lynda Lee Holland Spring and Gamesa Energy USA, LLC, dated September 19, 2008, as evidenced by Memorandum dated September 19, 2008, recorded January 26, 2009, Book 817, Page 197, Official Records of Jack County, Texas, as amended by that certain Amendment to Option Agreement and Lease and Easement Agreement dated April 17, 2009, as evidenced by Amendment to Memorandum of Option Agreement and Lease and Easement Agreement dated April 17, 2009, recorded May 26, 2009, Book 824, Page 475, Official Records of Jack County, Texas, as further amended by Amendment No. 2 to Option Agreement and Lease and Easement Agreement dated October 14, 2010, recorded November 12, 2010 in Book 850, Page 537, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain Third Amendment to Option Agreement and Lease and Easement Agreement, dated March 20, 2012, as evidenced by that certain Memorandum of Third Amendment to Option Agreement and Lease and Easement Agreement by and between Lynda Lee Holland Spring and Senate Wind, LLC, a Delaware limited liability company, dated May 17, 2012, recorded June 1, 2012, in the Official Public Records of Jack County, Texas, in Book 889, Page 349, and re-recorded June 13, 2012, in the Official Public Records of Jack County, Texas, in Book 890, Page 581.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

27.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Robert A. Holland and Lynda Lee Holland Spring and Gamesa Energy USA, LLC dated September 19, 2008, as evidenced by Memorandum dated September 19, 2008, recorded January 26, 2009, Book 817, Page 0188, Official Records of Jack County, Texas, as amended by Amendment to Option and Lease and Easement Agreement dated July 27, 2009, as amended by First Amendment Option Agreement and Lease and Easement Agreement dated July 27, 2009, and as affected by the Amendment to the Memorandum of Option Agreement and Lease and Easement Agreement dated July 27,2009, recorded on September 14, 2009 in Book 830, Page 445 of the Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain Second Amendment to Option Agreement and Lease and Easement Agreement, as evidenced by that certain Memorandum of Second Amendment to Option Agreement and Lease and Easement Agreement by and between Robert A. Holland and Lynda Lee Holland Spring and Senate Wind, LLC, a Delaware limited liability company, dated March 20, 2012, and recorded April 20, 2012, in the Official Public Records of Jack County, Texas, in Book 885, Page 512.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

28.	2008 Hunting Lease Agreement & Indemnity, dated September 1, 2008, by and between Gary Kirchoff and Robert Holland.

29.	Estoppel Agreement, dated August 8, 2011, by and between Robert Holland and Senate Wind, LLC.

30.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Wallace E. Rhoades and Gamesa Energy USA, LLC, dated October 1, 2008, as evidenced by Memorandum dated October 1, 2008, recorded January 26, 2009, Book 817, Page 180, Official Records of Jack County, Texas, as amended by that certain Amendment to Option Agreement and Lease and Easement Agreement dated April 30, 2009 as evidenced by Amendment to Memorandum of Option Agreement and Lease and Easement Agreement dated April 30, 2009, recorded May 26, 2009, Book 824, Page 524, Official Records of Jack County, Texas, and as further amended by that certain Amendment No. 2 to Option Agreement and Lease and Easement Agreement dated October 14, 2010 as evidenced by Memorandum of Amendment No. 2 to Option Agreement and Lease and Easement Agreement Joinder of Patsy M. Rhoades October 14, 2010, recorded November 12, 2010, Book 850, Page 542, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain Third Amendment to Option Agreement and Lease and Easement Agreement, as evidenced by that certain Memorandum of Third Amendment to Option Agreement and Lease and Easement Agreement, dated May 17, 2012, recorded June 1, 2012, in the Official Public Records of Jack County, Texas, in Book 889, Page 343, and re-recorded June 13, 2012, in the Official Public Records of Jack County, Texas, in Book 890, Page 573.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

31.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Rantex Corporation and Gamesa Energy USA, LLC, dated February 13, 2009, as evidenced by that certain Memorandum of Option Agreement and Lease and Wind Easement Agreement recorded on April 17, 2009, in Volume 1053, Page 365, Deed Records of Young County, Texas; also recorded on April 7, 2009, Book 821, Page 568, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated March 20, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Rantex Corporation and Senate Wind, LLC, a Delaware limited liability company, dated March 20, 2012, and recorded April 20, 2012, in the Official Public Records of Jack County, Texas, in Book 885, Page 605, and also recorded April 16, 2012 in the Official Public Records of Young County, Texas, in Volume 1119, Page 310.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

32.	Wind Farm Study and Cooperation Agreement, dated September 25, 2008, by and between Rantex Corporation and Gamesa Energy USA, LLC, as evidenced by Memorandum dated October 10, 2008, recorded January 8, 2009, Book 1048, Page 314, Official Records of Young County, Texas and also recorded on January 8, 2009 in Book 817, Page 206, Deed Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

33.	Settlement and Release Agreement, dated May 11, 2009, by and between Rantex and Gamesa Energy USA, LLC.

34.	Copy of Settlement Check #30000095, dated April 21, 2009, by and between Rantex Corporation and Gamesa Energy USA, LLC.

35.	Recorded Consent to Facilities Within Close Proximity to Secondary Residence Agreement by and between Rantex Corporation and Gamesa Energy USA, LLC dated November 22, 2010, recorded December 28, 2010 in Book 853, Page 454, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

36.	Unrecorded Option Agreement and Lease and Easement Agreement, dated December 3, 2008, by and between J.V.Sanders and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated December 3, 2008, recorded January 26, 2009, in Book 817, Page 219 of Official Records of Jack County, Texas as amended by that certain Amendment to Option and Lease and Easement Agreement dated July 27, 2009, as evidenced by Amendment to Memorandum of Option Agreement and Lease and Easement Agreement recorded September 14, 2009, Book 830, Page 441, Official Records of Jack County, Texas as further amended by that Recorded Ratification of Lease and Easement Agreement by and between Curtis M. and Peggy Swanson and Gamesa Energy USA LLC, dated July 22, 2011, recorded October 13, 2011, Book 0871, Page 0402, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain Second Amendment to Option Agreement and Lease and Easement Agreement, as evidenced by that certain Memorandum of Second Amendment to Option Agreement and Lease and Easement Agreement by and between Curtis M. Swanson and Peggy Swanson and Senate Wind, LLC, a Delaware limited liability company, dated May 17, 2012, and recorded June 1, 2012, Book 889, Page 354 in the Official Public Records of Jack County, Texas.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

37.	Subordination Agreement, August 18, 2010, by and between PlainsCapitial Bank and Gamesa Energy USA, LLC, recorded October 21, 2010, Document# 20110000200.

38.	Unrecorded Option Agreement and Lease and Easement Agreement by and between James E. Hamilton and Ella G. Hamilton and Gamesa Energy USA, LLC dated December 3, 2008, as evidenced by Memorandum dated December 3, 2008, recorded January 9, 2009, Book 1048, Page 318, Official Records of Young County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated March 20, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between James E. Hamilton and Ella G. Hamilton and Senate Wind, LLC, a Delaware limited liability company, dated March 20, 2012, and recorded April 16, 2012, in the Official Public Records of Young County, Texas, in Volume 1119, Page 297.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

39.	Estoppel Agreement, dated July 17, 2011, by and between James E. Hamilton, Ella G. Hamilton and Senate Wind, LLC.

40.	Nondisturbance and Attornment Agreement dated December 2, 2010, by and between First State Bank and Gamesa Energy USA, LLC, recorded February 24, 2011, Book 1091, Page 57, Official Records of Young County, Texas.

41.

Unrecorded Lease and Wind Easement Agreement by and between Cynthia Doylene Caskey and Clinton Doyle Caskey and Gamesa Energy USA, LLC dated December 3, 2008, as evidenced by Memorandum dated December 3, 2008, recorded January 26, 2009, Book 817, Page 227, Official Records of Jack County, Texas, as amended by that certain Amendment to Option Agreement and Lease and Easement Agreement dated April 30, 2009 as evidenced by Amendment to Memorandum of Option Agreement and Lease and Easement Agreement dated April 30, 2009 recorded May 26, 2009, Book 824, Page 427, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee; recorded February 29, 2012,

Volume 1115, Page 794, Official Records Young County, Texas, and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain Second Amendment to Option Agreement and Lease and Easement Agreement, as evidenced by that certain Memorandum of Second Amendment to Option Agreement and Lease and Easement Agreement by and between Cynthia Doylene Caskey and Clinton Doyle Caskey and Senate Wind, LLC, a Delaware limited liability company, dated May 3, 2012, and recorded May 16, 2012, in the Official Public Records of Jack County, Texas, in Book 888, Page 225.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

42.	Estoppel Agreement, dated July 20, 2011, by and between Clinton Caskey and Senate Wind, LLC.

43.	Unrecorded Option Agreement Lease and Easement Agreement by and between David Lee Cole, also known as David L. Cole, also known as David Cole, and Suzanne Cole, also known as Suzanne K. Cole and Gamesa Energy USA, LLC, dated December 12, 2008, as evidenced by Memorandum dated December 12, 2008 recorded January 26, 2009, Book 817, Page 250, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between David Lee Cole and Suzanne Cole, and Senate Wind, LLC, a Delaware limited liability company, dated May 22, 2012, recorded June 1, 2012, in the Official Public Records of Jack County, Texas, in Book 889, Page 326, and re-recorded June 13, 2012, in the Official Public Records of Jack County, Texas, in Book 890, Page 556.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

44.	Unrecorded Option Agreement Lease and Easement Agreement by and between Thomas Mike Palmer and Sheila Palmer and Gamesa Energy USA, LLC, dated December 12, 2008, as evidenced by Memorandum dated December 12, 2008 recorded January 26, 2009, Book 817, Page 243, Official Records of Jack County, Texas, and as affected by the Memorandum of Amendment No. 1 to Option Agreement and Lease and Easement Agreement effective October 14, 2010, between Thomas Mike Palmer and Sheila Palmer and Gamesa Energy USA, LLC, recorded in Book 850, Page 548, Official Records, Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain Second Amendment to Option Agreement and Lease and Easement Agreement, as evidenced by that certain Memorandum of Second Amendment to Option Agreement and Lease and Easement Agreement by and between Thomas Mike Palmer and Sheila Palmer and Senate Wind, LLC, a Delaware limited liability company, dated June 1, 2012, recorded June 13, 2012, in the Official Public Records of Jack County, Texas, in Book 890, Page 530.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

45.	Unrecorded Nondisturbance and Attornment Agreement dated February 8, 2011, by and between Sand Canyon Corporation, FKA Option One Mortgage Corporation, successor-in-interest to Alpha Mortgage USA, Inc., and Gamesa Energy USA, LLC.

46.	Unrecorded Option Agreement and Lease and Easement Agreement, dated January 7, 2009, by and between Paul C. Redfearn and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated January 7, 2009, recorded April 7, 2009 in Book 821, Page 575 of Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas.

47.

Unrecorded Option Agreement and Lease and Easement Agreement, dated January 7, 2009, by and between Paul C. Redfearn and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated January 7, 2009, recorded April 7, 2009 in Book 821, Page 582 of Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas.

48.	Unrecorded Lease and Easement Agreement by and between Gerald E. Kinder and Gamesa Energy USA, LLC dated December 12, 2008, as evidenced by Memorandum dated December 12, 2008, recorded January 26, 2009, Book 817, Page 259, Official Records of Jack County, Texas as amended by that certain Amendment No. 1 to Lease and Easement Agreement as evidenced by Amendment to Memorandum of Amendment No. 1 to Lease and Easement Agreement dated June 15, 2010 recorded September 15, 2010, in Book 847, Page 278, Official Records of Jack County, Texas, as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain Second Amendment to Lease and Easement Agreement, dated March 20, 2012, as evidenced by that certain Memorandum of Second Amendment to Lease and Easement Agreement by and between Gerald E. Kinder and Senate Wind, LLC, a Delaware limited liability company, dated March 20, 2012, and recorded April 20, 2012, in the Official Public Records of Jack County, Texas, in Book 885, Page 600.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

49.	Subordination Agreement, dated October 18, 2010, by and between PlainsCapital Bank and Gamesa Energy USA, LLC, recorded in Book 850, Page 409, Official Records of Jack County, Texas.

50.	Subordination Agreement, dated August 21, 2010, by and between First National Bank and Gamesa Energy USA, LLC, recorded in Book 850, Page 403, Official Records of Jack County, Texas.

51.	Estoppel Agreement, dated July 15, 2001, by and between Gerald Kinder and Senate Wind, LLC.

52.	Unrecorded Lease Agreement by and between Gerald E. Kinder and Senate Wind, LLC dated November 2, 2011, as evidenced by Memorandum of Lease Agreement executed by Gerald E. Kinder dated November 2, 2011, recorded in Book 874, Page 837, Official Records of Jack County, Texas, as amended by that certain First Amendment to Lease and Easement Agreement dated February 16, 2012 as evidenced by Memorandum dated December 12, 2008, recorded February 16, 2012, Book 882, Page 462, Official Records of Jack County, Texas.

53.	Lease and Easement Agreement, dated February 20, 2009, by and between Oran Hardy McAlister II and Lonny D. Morrison, Trustees of the Treylee Trusts and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated February 20, 2009, recorded April 7, 2009 in Book 821, Page 610 of Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

54.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Gaylene Schlittler Storms and Gamesa Energy USA, LLC dated February 20, 2009, as evidenced by Memorandum dated February 20, 2009 recorded April 7, 2009, Book 821, Page 596, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated March 20, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Gaylene Schlittler Storms and Senate Wind, LLC, a Delaware limited liability company, dated March 20, 2012, and recorded April 20, 2012, in the Official Public Records of Jack County, Texas, in Book 885, Page 574.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

55.	Estoppel Agreement, dated August 6, 2011, by and between Gaylene Schlittler Storms and Senate Wind, LLC.

56.	Unrecorded Option Agreement and Lease and Easement Agreement by and between The Elwin D. Glascock and Freda J. Glascock Revocable Living Trust and Gamesa Energy USA, LLC dated March 6, 2009, as evidenced by Memorandum dated March 6, 2009 recorded April 17, 2009, Book 1053, Page 351, Official Records of Young County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Lease and Wind Easement Agreement, dated April 11, 2012, as evidenced by that certain Memorandum of First Amendment to Lease and Wind Easement Agreement by and between The Elwin D. Glascock and Freda J. Glascock Revocable Living Trust dated September 1, 1998, by Elwin D. Glascock, also known as Elwin Glascock, as Trustee and Senate Wind, LLC, a Delaware limited liability company, dated April 11, 2012, and recorded April 25, 2012, in the Official Public Records of Young County, Texas, in Volume 1119, Page 850.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

57.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Loren James Young and Gamesa Energy USA, LLC, dated January 15, 2009, as evidenced by Memorandum dated January 15, 2009 recorded April 7, 2009, Book 821, Page 624, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas.

58.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Alfred V. Woodard and Gwendolyn G. Woodard f/k/a Gwendolyn Griffitts a/k/a

Gwendolyn Griffitts and Gamesa Energy USA, LLC dated March 23, 2009, as evidenced by Memorandum dated December 5, 2008 recorded April 13, 2009, recorded in Book 1053, Page 372, Official Records of Young County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated March 20, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Alfred V. Woodard and Gwendolyn G. Woodard f/k/a Gwendolyn Griffitts and Senate Wind, LLC, a Delaware limited liability company, dated March 20, 2012, and recorded April 16, 2012, in the Official Public Records of Young County, Texas, in Volume 1119, Page 301.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

59.	Unrecorded Option Agreement and Lease and Easement Agreement by and between David Wayne McGee and Gamesa Energy USA, LLC, dated June 11, 2009, as evidenced by Memorandum dated June 11, 2009 recorded July 2, 2009, Book 826, Page 535, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated April 11, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between David Wayne McGee and Senate Wind, LLC, a Delaware limited liability company, dated April 11, 2012, and recorded April 25, 2012, in the Official Public Records of Jack County, Texas, in Book 886, Page 209.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County,

Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

60.	Unrecorded Option Agreement and Lease and Easement Agreement by and between John D. McGee and Gamesa Energy USA, LLC, dated June 11, 2009, as evidenced by Memorandum dated June 11, 2009 recorded July 2, 2009, Book 826, Page 544, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated April 11, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between John D. McGee and Senate Wind, LLC, a Delaware limited liability company, dated April 11, 2012, and recorded April 25, 2012, in the Official Public Records of Jack County, Texas, in Book 886, Page 214.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

61.

Unrecorded Option Agreement and Lease and Easement Agreement by and between Priscilla Lynn Eddleman, also known as Priscilla Eddleman, also known as Priscilla Armstrong, also known as Priscilla A. Stroud and Gamesa Energy USA, LLC, dated February 18, 2009, as evidenced by Memorandum dated February 20, 2009 recorded April 7, 2009, Book 821, Page 540, Official Records of Jack County, Texas as amended by First Amendment of Lease and Easement Agreement between Priscilla Lynn Eddleman, et al, and Gamesa Energy USA, LLC, dated November 22, 2010, recorded in Book 853, Page 446, Official Records, Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain Second Amendment to Option Agreement and Lease and Easement Agreement, dated April 11, 2012, as evidenced by that certain Memorandum of Second Amendment to Option Agreement and Lease and Easement Agreement by and between Priscilla Lynn Eddleman a/k/a Priscilla Eddleman a/k/a Priscilla Armstrong a/k/a Priscilla A. Stroud, Fred Casteel ( as to a life estate), Jodie Daniele Casteel a/k/a

Jodie Daniele Weatherford, Selena Lynn Casteel, and Selena Hess successor-in interest to Myrtle L. Manley and Senate Wind, LLC, a Delaware limited liability company, dated April 11, 2012, and recorded April 25, 2012, in the Official Public Records of Jack County, Texas, in Book 886, Page 179.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

62.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Fred Casteel, Jodie Daniele Casteel, also known as Jodie Daniele Weatherford, and Selena Lynn Casteel and Gamesa Energy USA, LLC, dated February 20, 2009, as evidenced by Memorandum dated January 7, 2009 recorded April 7, 2009, Book 821, Page 655, Official Records of Jack County, Texas as amended by First Amendment to Lease and Easement Agreement dated November 22, 2010, as amended by First Amendment to Memorandum of Lease and Easement Agreement executed by Selena Lynn Casteel, et al, to Gamesa Energy USA, LLC dated November 22, 2010, recorded in Book 853, Page 446, Official Records, Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain Second Amendment to Option Agreement and Lease and Easement Agreement, dated April 11, 2012, as evidenced by that certain Memorandum of Second Amendment to Option Agreement and Lease and Easement Agreement by and between Priscilla Lynn Eddleman a/k/a Priscilla Eddleman a/k/a Priscilla Armstrong a/k/a Priscilla A. Stroud, Fred Casteel ( as to a life estate), Jodie Daniele Casteel a/k/a Jodie Daniele Weatherford, Selena Lynn Casteel, and Selena Hess successor-in interest to Myrtle L. Manley and Senate Wind, LLC, a Delaware limited liability company, dated April 11, 2012, and recorded April 25, 2012, in the Official Public Records of Jack County, Texas, in Book 886, Page 172.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

63.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Joe Rodriguez and Linda Rodriguez and Gamesa Energy USA, LLC dated February 20, 2009, as evidenced by Memorandum dated February 20, 2009 recorded May 29, 2009, Book 1055, Page 615, Official Records of Young County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated March 20, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Joe Rodriguez and Linda Rodriguez and Senate Wind, LLC, a Delaware limited liability company, dated March 20, 2012, , and recorded April 16, 2012, in the Official Public Records of Young County, Texas, in Volume 1119, Page 306.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

64.	Unrecorded Option Agreement and Lease and Easement Agreement by and between John E. Parham, Jr., and wife, Glenna G. Parham and Gamesa Energy USA, LLC, dated February 20, 2009, as evidenced by Memorandum dated February 20, 2009 recorded April 7, 2009, Book 821, Page 671, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated May 3, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between John E. Parham, Jr., and wife, Glenna G. Parham, and Senate Wind, LLC, a Delaware limited liability company, dated May 3, 2012, and recorded May 25, 2012, Book 889, Page 45, in the Official Public Records of Young County, Texas.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County,

Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

65.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Tommy E. Walters and Gamesa Energy USA, LLC, dated March 6, 2009, as evidenced by Memorandum recorded April 7, 2009, Book 821, Page 617, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated April 20, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between The Estate of Tommy E. Walters, Deceased, and Senate Wind, LLC, a Delaware limited liability company, dated April 20, 2012, and recorded May 9, 2012, in the Official Public Records of Jack County, Texas, in Book 887, Page 527.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

66.	Unrecorded Option Agreement and Lease and Wind Easement Agreement by and between Jimmy Don Stahr, Jr. and Andrea B. Stahr and Gamesa Energy USA, LLC dated February 20, 2009, as evidenced by Memorandum dated February 20, 2009 recorded April 7, 2009, Book 821, Page 589, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated March 20, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Jimmy Don Stahr, Jr. and Andrea B. Stahr and Senate Wind, LLC, a Delaware limited liability company, dated March 20, 2012, and recorded April 20, 2012, in the Official Public Records of Jack County, Texas, in Book 885, Page 580.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

67.	Subordination Agreement by and between D.E. Drennan, as lender, and Gamesa Energy USA, LLC, dated August 20, 2010 recorded October 21, 2010, Book 849, Page 284, Official Records of Jack County, Texas.

68.	Subordination Agreement by and between First National Bank of Graham, Texas, as lender, and Gamesa Energy USA, LLC, dated June 8, 2010 recorded November 3, 2010, Book 850, Page 161, Official Records of Jack County, Texas.

69.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Carla Jean Newman Teague and Gamesa Energy USA, LLC dated January 10, 2009, as evidenced by Memorandum dated March 6, 2009 recorded April 7, 2009, Book 821, Page 603, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated March 20, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Carla Jean Newman Teague, formerly known as Carla Jean Newman Noonan and Senate Wind, LLC, a Delaware limited liability company, dated March 20, 2012, and recorded April 20, 2012, in the Official Public Records of Jack County, Texas, in Book 885, Page 569.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

70.

Unrecorded Option Agreement Lease and Easement Agreement by and between Borderline Production, Inc. and Gamesa Energy USA, LLC dated February 24, 2009, as evidenced by Memorandum dated February 24, 2009 recorded April 7, 2009, Book 821, Page 707, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated March 20, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Borderline Production, Inc., Carol W. Earp and Martha F. Earp, (as to a retained life estate in 116.26 acres more or less, being the tract of land identified in that certain deed dated June 3, 2008 from Carol W. Earp and Martha F. Earp, as grantors, to Borderline Production, Inc., grantee, recorded in Book 801, Page 817 of the Deed Records of Jack County, Texas) (‘Earp”) and Senate Wind, LLC, a Delaware limited liability company, dated March 20, 2012, and recorded April 20, 2012, in the Official Public Records of Jack County, Texas, in Book 885, Page 551, as amended by that certain Acknowledgment And Ratification Of Option Agreement And Lease And Easement Agreement And Amendment to Memorandum Of First Amendment To Option And Lease And Easement Agreement, dated September , 2012, and recorded on , in the Official Public Records of Jack County, Texas, in Book , Page .

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

71.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Shawn T. Smith and Gamesa Energy USA, LLC as evidenced by Memorandum dated February 20, 2009 recorded April 7, 2009, Book 821, Page 639, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated April 11, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Shawn T. Smith, also known as Shawn Smith and Senate Wind, LLC, a Delaware limited liability company, dated April 11, 2012, and recorded April 25, 2012, in the Official Public Records of Jack County, Texas, in Book 886, Page 185.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

72.	Subordination Agreement by and between PlainsCapital Bank, as lender, and Gamesa Energy USA, LLC, dated August 18, 2010, recorded October 21, 2010, Book 849, Page 273, Official Records of Jack County, Texas.

73.	Subordination Agreement by and between Joyce A. Goodman, as lender, and Gamesa Energy USA, LLC, dated September 28, 2010, recorded November 10, 2010, Book 850, Page 415, Official Records of Jack County, Texas.

74.	Estoppel Agreement dated July 21, 2011, by and between Shawn Smith and Senate Wind, LLC.

75.	Unrecorded Option Agreement and Lease and Easement Agreement by and between GL-Robinson Company, L.L.C.to Gamesa Energy USA, LLC, dated February 20, 2009, as evidenced by Memorandum dated February 20, 2009 recorded April 7, 2009, Book 821, Page 689, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated March 20, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between GL-Robinson Company, L.L.C. and Senate Wind, LLC, a Delaware limited liability company, dated March 20, 2012, and recorded April 20, 2012, in the Official Public Records of Jack County, Texas, in Book 885, Page 520, and re-recorded on June 29, 2012 in Book 892, Page 466, Official Public Records of Jack County, Texas.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

76.	Subordination, Non-Disturbance and Attornment Agreement by and between American State Bank and Gamesa Energy USA, LLC, dated December 14, 2010, recorded December 28, 2010, Book 853, Page 460, Official Records, Jack County, Texas.

77.	Estoppel Agreement dated January 14, 2011, by and between G-L Robinson Company, LLC and Senate Wind, LLC.

78.	Subordination Agreement dated April 19, 2012 by Graham Savings & Loan, SSB in favor of Senate Wind, LLC, recorded May 5, 2012, Book 886, Page 846, Official Records Jack County, Texas.

79.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Michael Layne Kramer and Gamesa Energy USA, LLC dated March 6, 2009, as evidenced by Memorandum dated March 6, 2009 recorded April 7, 2009, Book 821, Page 561, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated May 14, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Michael Layne Kramer and Senate Wind, LLC, a Delaware limited liability company, dated March 20, 2012, recorded June 1, 2012, in the Official Public Records of Jack County, Texas, in Book 889, Page 335, and re-recorded June 13, 2012, in the Official Public Records of Jack County, Texas, in Book 890, Page 562.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

80.	Estoppel Agreement dated July 18, 2011, by and between Michael Layne Kramer and Senate Wind, LLC.

81.	Unrecorded Option Agreement and Lease and Easement Agreement, dated March 6, 2009, by and between Nancy Ann Armstrong and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated March 6, 2009, recorded April 7, 2009 in Book 821, Page 533, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated April 11, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Nancy Ann Armstrong and Senate Wind, LLC, a Delaware limited liability company, dated April 11, 2012, and recorded April 25, 2012, in the Official Public Records of Jack County, Texas, in Book 886, Page 190.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

82.	Unrecorded Option Agreement and Lease and Easement Agreement, dated March 6, 2009, by and between Daniel C. Campbell by Rebecca Diann Campbell as Attorney -in-fact and Rebecca Diann Campbell and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated to be effective January 26, 2009, recorded April 7, 2009 in Book 821, Page 663 of Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated April 20, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Daniel C. Campbell by Rebecca Diann Campbell as Attorney-in-Fact And Rebecca Diann Campbell and Senate Wind, LLC, a Delaware limited liability company, dated April 20, 2012, and recorded May 9, 2012, in the Official Public Records of Jack County, Texas, in Book 887, Page 506.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

83.	Consent, Nondisturbance and Attornment Agreement between Gamesa Energy USA, LLC, and First National Bank in Graham (Campbell leasehold).

84.	Unrecorded Subordination Agreement dated March 22, 2012 by First National Bank in favor of Senate Wind, LLC, recorded May 3, 2012, Book 886, Page 841, Official Records Jack County, Texas.

85.

Unrecorded Option Agreement and Lease and Wind Easement Agreement by and between Henry N. Bailey and Martha Kay Bailey and Gamesa Energy USA, LLC, dated March 6, 2009, as evidenced by Memorandum dated March 6, 2009 recorded April 7, 2009, Book 821, Page 725, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated March 20, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Henry N. Bailey and Martha Kay Bailey and Senate Wind, LLC, a Delaware limited liability company, dated March 20, 2012, and recorded April 20, 2012, in the Official Public Records of Jack County, Texas, in Book 885, Page 535.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

86.	Estoppel Agreement dated July 22, 2011, by and between Henry N. Bailey and Senate Wind, LLC.

87.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Stephen Ray Moody and Gamesa Energy USA, LLC, dated April 6, 2009, as evidenced by Memorandum dated April 6, 2009 recorded May 26, 2009, Book 824, Page 497, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated April 11, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Stephen Ray Moody, also known as Stephen R. Moody and Senate Wind, LLC, a Delaware limited liability company, dated April 11, 2012, and recorded April 25, 2012, in the Official Public Records of Jack County, Texas, in Book 886, Page 218.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

88.	Consent, Nondisturbance and Attornment Agreement between Gamesa Energy USA, LLC, and The Jacksboro National Bank of Jacksboro, Texas Dated September 23, 2010 and recorded October 18, 2010 in Book 849, Page 0160 of the Official Records of Jack County, Texas.

89.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Rex W. Bilby and Lucille Bilby and Gamesa Energy USA, LLC, dated May 11, 2009, as evidenced by Memorandum dated May 11, 2009 recorded May 26, 2009, Book 824, Page 415, Official Records of Jack County, Texas, as amended by Amendment No. 1 to Option Agreement and Lease and Easement Agreement dated June 15, 2010, as evidenced by Memorandum of Amendment No. 1 to Option Agreement and Lease and Easement Agreement recorded September 15, 2010, in Book 847, Page 293, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain Second Amendment to Option Agreement and Lease and Easement Agreement, dated April 11, 2012, as evidenced by that certain Memorandum of Second Amendment to Option Agreement and Lease and Easement Agreement by and between Rex W. Bilby and Lucille Bilby and Senate Wind, LLC, a Delaware limited liability company, dated April 11, 2012, and recorded April 25, 2012, in the Official Public Records of Jack County, Texas, in Book 886, Page 199.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

90.

Unrecorded Option Agreement and Lease and Easement Agreement by and between Charles Rex Bilby, also known as Charles R. Bilby and Gamesa Energy USA, LLC, dated April 30, 2009, as evidenced by Memorandum dated April 30, 2009 recorded May 26, 2009, Book 824, Page 408, Official Records of Jack County, Texas, as amended by Amendment No. 1 to Option Agreement and Lease and Easement Agreement dated June 15, 2010, as evidenced by Memorandum of Amendment No. 1 to Option Agreement and Lease and Easement Agreement recorded September 15, 2010, Book 847, Page 300, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012,

Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain Second Amendment to Option Agreement and Lease and Easement Agreement, dated April 11, 2012, as evidenced by that certain Memorandum of Second Amendment to Option Agreement and Lease and Easement Agreement by and between Charles Rex Bilby and Senate Wind, LLC, a Delaware limited liability company, dated April 11, 2012, and recorded April 25, 2012, in the Official Public Records of Jack County, Texas, in Book 886, Page 194.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

91.	Consent, Nondisturbance and Attornment Agreement between Gamesa Energy USA, LLC, The Jacksboro National Bank, and Charles Rex Bilby, recorded on October 18, 2010, Book 849, Page 168, Official Records of Jack County, Texas.

92.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Patricia Ann Cayer, formerly known as Patricia Ann Brock and Gamesa Energy USA, LLC, dated March 6, 2009, as evidenced by Memorandum dated March 6, 2009 recorded April 7, 2009, Book 821, Page 547, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated April 11, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Patricia Ann Cayer, formerly known as Patricia Ann Brock and Senate Wind, LLC, a Delaware limited liability company, dated April 11, 2012, and recorded May 9, 2012, in the Official Public Records of Jack County, Texas, in Book 887, Page 510 and re-recorded June 13, 2012, in the Official Public Records of Jack County, Texas, in Book 890, Page 515.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

93.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Carol W. Earp and Martha F. Earp and Gamesa Energy USA, LLC, dated June 26, 2009, as evidenced by Memorandum dated June 26, 2009 recorded August 10, 2009, Book 828, Page 475, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Borderline Production, Inc., Carol W. Earp and Martha F. Earp, (as to a retained life estate in 116.26 acres more or less, being the tract of land identified in that certain deed dated June 3, 2008 from Carol W. Earp and Martha F. Earp, as grantors, to Borderline Production, Inc., grantee, recorded in Book 801, Page 817 of the Deed Records of Jack County, Texas) and Senate Wind, LLC, a Delaware limited liability company, dated March 20, 2012, and recorded April 20, 2012, in the Official Public Records of Jack County, Texas, in Book 885, Page 551.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

94.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Mark Mathis and Gamesa Energy USA, LLC dated March 6, 2009, as evidenced by Memorandum dated March 6, 2009 recorded May 29, 2009, Book 1055, Page 601, Official Records of Young County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated April 27, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Mark Mathis and Senate Wind, LLC, a Delaware limited liability company, dated April 27, 2012, and recorded May 9, 2012, in the Official Public Records of Young County, Texas, in Volume 1121, Page 6.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County,

Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

95.	Unrecorded Option Agreement and Lease and Easement Agreement, dated March 6, 2009, by and between Deuard Leatherwood and Stella R. Leatherwood and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated to be effective February 2, 2009, recorded April 7, 2009 in Book 821, Page 680 of Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated April 11, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Stella R. Leatherwood, a widow, and Senate Wind, LLC, a Delaware limited liability company, dated April 11, 2012, and recorded April 25, 2012, in the Official Public Records of Jack County, Texas, in Book 886, Page 204.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

96.

Unrecorded Option Agreement and Lease and Easement Agreement by and between Ken Clayton and Kirk Clayton and Gamesa Energy USA, LLC, dated June 11, 2009, as evidenced by Memorandum dated June 11, 2009 recorded July 2, 2009, Book 826, Page 517, Official Records of Jack County, Texas, as amended by Amendment No. 1 to Option Agreement and Lease and Easement Agreement dated May 21, 2010 as affected by Memorandum of Amendment No. 1 to Option Agreement and Lease and Easement Agreement entered into as of May 21, 2010, by and between Ken Clayton, and wife, Helen Clayton, and Kirk Clayton, and wife, Shelly Clayton and Gamesa Energy USA, LLC as recorded in Book 849, Page 191, Official Records, Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as amended by that certain Second Amendment to Option Agreement and Lease and Easement Agreement, dated May 22, 2012, as evidenced by that certain Memorandum of Second Amendment to Option Agreement and Lease and Easement

Agreement by and between Kirk Clayton (also known as Kirk Paul Clayton) and Helen Clayton and Ken Clayton, individually and as trustee of the Kirk Paul Clayton Trust under trust agreement dated November 20, 2008 and Senate Wind, LLC, a Delaware limited liability company, dated May 22, 2012, recorded June 1, 2012, in the Official Public Records of Jack County, Texas, in Book 889, Page 317, and re-recorded June 13, 2012, in the Official Public Records of Jack County, Texas, in Book 890, Page 546.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

97.	Unrecorded Option Agreement and Lease and Easement Agreement, dated March 6, 2009, by and between Curtis Wilton and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated March 6, 2009, recorded April 7, 2009, in Book 821, Page 631 of Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas.

98.	Unrecorded Option Agreement and Lease and Easement Agreement by and between HTH Land LP and Gamesa Energy USA, LLC, dated March 6, 2009, as evidenced by Memorandum dated March 6, 2009 recorded April 13, 2009, Book 1053, Page 358, Official Records of Young County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated March 20, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between HTH Land LP, also known as HTH Land LTD and Senate Wind, LLC, a Delaware limited liability company, dated March 20, 2012, and recorded April 16, 2012, in the Official Public Records of Young County, Texas, in Volume 1119, Page 293.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

99.	Estoppel Agreement dated July 15, 2011, by and between HTH Land and Senate Wind, LLC.

100.	Unrecorded Option Agreement and Lease and Wind Easement Agreement by and between Jack C. Clayton and Gamesa Energy USA, LLC dated June 11, 2009, as evidenced by Memorandum dated June 11, 2009 recorded July 2, 2009, Book 826, Page 510, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated March 20, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Jack C. Clayton and Senate Wind, LLC, a Delaware limited liability company, dated March 20, 2012, and recorded April 20, 2012, in the Official Public Records of Jack County, Texas, in Book 885, Page 540.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

101.	Estoppel Agreement, dated July 18, 2011, by and between Jack Clayton and Senate Wind, LLC.

102.

Unrecorded Option Agreement and Lease and Easement Agreement, dated March 11, 2009, by and between Maxine Winn Cox, Tracy Wayne Cox and Michael Brady Cox and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated March 11, 2009, recorded April 7, 2009 in Book 821, Page 698 of Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement,

dated April 20, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Maxine Winn Cox, Tracy Wayne Cox and Michael Brady Cox, and Senate Wind, LLC, a Delaware limited liability company, dated April 20, 2012, and recorded May 9, 2012, in the Official Public Records of Jack County, Texas, in Book 887, Page 515.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC. recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

103.	Unrecorded Option Agreement Lease and Easement Agreement by and between Bennie Little and Gamesa Energy USA, LLC, dated April 30, 2009, as evidenced by Memorandum dated April 30, 2009 recorded May 26, 2009, Book 824, Page 478, Official Records of Jack County, Texas, as amended by Amendment No. 1 to Option Agreement and Lease and Easement Agreement dated June 15, 2010, as evidenced by Memorandum of Amendment No. 1 to Option Agreement and Lease and Easement Agreement dated June 15, 2010, recorded in Book 847, Page 285 of Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee. recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated March 20, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Bennie Little and Senate Wind, LLC, a Delaware limited liability company, dated March 20, 2012, and recorded April 20, 2012, in the Official Public Records of Jack County, Texas, in Book 885, Page 593.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

104.	Estoppel Agreement, dated July 15, 2011, by and between Bennie Little and Senate Wind, LLC.

105.	Unrecorded Option Agreement and Lease and Easement Agreement, dated June 11, 2009, by and between Stephen Bryan Morris and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated June 11, 2009, recorded July 2, 2009 in Book 826, Page 551 of Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee. recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated June 13, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Stephen Bryan Morris and Senate Wind, LLC, a Delaware limited liability company, dated June 13, 2012, recorded on June 22, 2012 in Book 892 Page 34, Official Public Records of Jack County, Texas.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC. recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

106.	Unrecorded Option Agreement and Lease and Easement Agreement, dated April 3, 2009, by and between Ronda Gail Easter and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated April 3, 2009, recorded May 26, 2009, in Book 824, Page 461, of Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee. recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas.

107.	Unrecorded Option Agreement and Lease and Easement Agreement, dated April 3, 2009, by and between Clifton Perry Easter and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement, dated April 3, 2009, recorded on May 26, 2009, in Book 824, Page 454, of Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas.

108.

Unrecorded Option Agreement and Lease and Easement Agreement, dated April 30, 2009, by and between John Orr, Sr. and Patricia C. Orr, and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement

Agreement, dated April 30, 2009, recorded on May 26, 2009 in Book 824, Page 508, of Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas.

109.	Unrecorded Option Agreement and Lease and Easement Agreement, dated April 30, 2009, by and between Alma Kathalee Pevehouse, Spencer Boyd Flint, Nancy Kay Bloodworth, Billy H. Easter, Maxine Cox, Nina Catlin, Betty Graybill, Clinton Easter, Annie Daves, James Easter, Floyd Easter, Joe Easter, Charlotte Williams, Richard Easter, Nancy Ann Armstrong, Clifton Perry Easter, Ronda Gail Easter, and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Wind Easement Agreement, dated April 30, 2009, recorded on May 26, 2009 in Book 824, Page 432 of Official Records of Jack County, Texas as further amended by that Recorded Ratification of Option Agreement and Lease and Easement Agreement by and between Tim Bailey, as Personal Representative of the Estate of Alma Kathalee Pevehouse, and Gamesa Energy USA LLC, dated June 30, 2011, recorded October 13, 2011, Book 0871, Page 0406, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas.

110.	Setback Waiver Agreement, dated August 5, 2010 by and between Gamesa Energy USA, LLC and J. Brandon Coley, recorded on September 15, 2010 in Book 0847 Page 0325, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas.

111.

Unrecorded Option Agreement and Lease and Easement Agreement by and between Clint Morris and Kimberly Morris and Gamesa Energy USA, LLC, dated May 11, 2009, as evidenced by Memorandum dated May 11, 2009 recorded May 29, 2009, Book 1055, Page 608, Official Records of Young County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement,

dated April 11, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Clint Morris and Kimberly Morris and Senate Wind, LLC, a Delaware limited liability company, dated April 11, 2012, recorded April 25, 2012, in the Official Public Records of Young County, Texas, in Volume 1119, Page 846, and re-recorded June 11, 2012, in the Official Public Records of Young County, Texas, in Book 1123, Page 173.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

112.	Subordination of Lien(s) to Surface Lease and Wind Easement dated August 19, 2010, From AgTexas, FLCA, and recorded in the Official Public Records of Jack County, Texas, in Book 1086, Page 333.

113.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Carl E. Row and Vicki L. Row and Gamesa Energy USA, LLC, dated July 14, 2009, as evidenced by Memorandum dated July 14, 2009 recorded August 10, 2009, Book 828, Page 506, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Carl E. Row and Senate Wind, LLC, a Delaware limited liability company, dated March 20, 2012, and recorded April 20, 2012, in the Official Public Records of Jack County, Texas, Book 885, Page 589.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records, Jack County, Texas.

114.	Subordination Agreement dated June 2, 2012, by and between Vicki Lynne Row, as lender, and Senate Wind, LLC, recorded June 13, 2012, in the Official Public Records of Jack County, Texas, Book 890, Page 534.

115.	Subordination Agreement dated June 2, 2010, by and between The Waggoner National Bank of Vernon, as lender, and Gamesa Energy USA, LLC, recorded June 21, 2010, Book 843, Page 7, Official Records of Jack County, Texas.

116.	Unrecorded Option Agreement and Lease and Wind Easement Agreement by and between Edward L. Cox and Anna Marie Cox, husband and wife, and Gamesa Energy USA, LLC, dated June 9, 2009, as evidenced by Memorandum dated June 9, 2009 recorded July 10, 2009, Book 1058, Page 200, Official Records of Young County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Edward L. Cox and Anna Marie Cox, husband and wife, and Senate Wind, LLC, a Delaware limited liability company, dated June 13, 2012, recorded on June 22, 2012 in Volume 1124 Page 90, Official Public Records of Young County, Texas.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

117.	Estoppel Agreement, dated July 27, 2011, by and between Edward Cox and Senate Wind, LLC.

118.

Unrecorded Option Agreement and Lease and Easement Agreement by and between Harold David Sloan, Laura Faye Sloan Living Trust, and Diana Gayle Ellis and Gamesa Energy USA, LLC dated June 1, 2009, as evidenced by Memorandum dated June 9, 2009 recorded July 2, 2009, Book 826, Page 561, Official Records of Jack County, Texas, as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated June 2, 2010, recorded June 23, 2010, Book 843, Page 119, Official Records of Jack County, Texas, and as further amended by Second Amendment to Option Agreement and Lease and Easement Agreement executed by Harold David Sloan, Laura Faye Sloan Living Trust, Diana Gayle Willis to Gamesa Energy USA, LLC, dated June 2, 2011, recorded June 22, 2011 recorded in Book 863, Page 798, Official Records, Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794,

Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain Third Amendment to Option Agreement and Lease and Easement Agreement, as evidenced by that certain Memorandum of Third Amendment to Option Agreement and Lease and Easement Agreement by and between Harold David Sloan, Laura Faye Sloan Living Trust, and Diane Gayle Ellis and Senate Wind, LLC, a Delaware limited liability company, dated May 3, 2012, and recorded May 16, 2012, in the Official Public Records of Jack County, Texas, in Book 888, Page 237.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

119.	Access Easement, dated April 10, 2009, by and between Mitchell Marital Trust and Harold David Sloan and Laura Faye Sloan Living Trust, and recorded in Book 832, Page 864, Official Records of Jack County, Texas.

120.	Estoppel Agreement, dated August 3, 2011, by and between Harold David Sloan and Senate Wind, LLC.

121.	Unrecorded Option Agreement and Lease and Easement Agreement, dated June 3, 2009, by and between Mark Suhr and Patricia Suhr, and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Wind Easement Agreement, dated June 2, 2009, recorded on July 2, 2009 in Book 826, Page 567 of Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

122.

Unrecorded Option Agreement and Lease and Easement Agreement by and between Carol King Turpin and Michael Pruitt and Gamesa Energy USA, LLC, dated June 3, 2009, as evidenced by Memorandum dated June 3, 2009 recorded July 2, 2009, Book

826, Page 575, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated April 11, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Michael Pruitt and Carol King Turpin (as to a life estate) and Senate Wind, LLC, a Delaware limited liability company, dated April 11, 2012, and recorded April 25, 2012, in the Official Public Records of Jack County, Texas, in Book 886, Page 180.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

123.	Recorded Agreement between Lender and Lessee dated January 12, 2011, by and between Carol King Turpin and Gamesa Energy USA, LLC, recorded February 17, 2011, Book 856, Page 86, Official Records of Jack County, Texas.

124.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Stephen W. Davis and Shannon Davis and Gamesa Energy USA, LLC dated June 3, 2009, as evidenced by Memorandum dated June 3, 2009 recorded July 2, 2009, Book 826, Page 525, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated April 11, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Stephen W. Davis and Shannon Davis and Senate Wind, LLC, a Delaware limited liability company, dated April 11, 2012, and recorded April 25, 2012, in the Official Public Records of Jack County, Texas, in Book 886, Page 153.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County,

Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

125.	Easement by and between Larry J. Paris and Patricia C. Paris and Gamesa Energy USA, LLC, recorded August 10, 2009, Book 828, Page 491, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas, as further amended by that certain First Amendment to Easement by and between Larry J. Paris and Patricia C. Paris and Senate Wind, LLC, dated May 3, 2012, and recorded May 16, 2012, Book 888, Page 232, Official Public Records of Jack County, Texas.

126.	Executed Payment Terms Agreement, dated July 14, 2009, by and between Larry J. Paris, Patricia C. Paris and Gamesa Energy USA, LLC.

127.	Subordination Agreement, dated June 2, 2010, recorded on June 21, 2010 as Document #20100002100, Jack County, Texas, by and between The Waggoner National Bank of Vernon and Gamesa Energy USA, LLC.

128.	Unrecorded Option Agreement and Lease and Wind Easement Agreement by and between Paulette Davis as successor Trustee of the Revocable Trust Agreement of Ruby F. Jager and Gamesa Energy USA, LLC, dated July 14, 2009, as evidenced by Memorandum of Option Agreement and Lease and Wind Easement Agreement dated July 14, 2009 recorded August 10, 2009, Book 828, Page 484, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated March 20, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Paulette Davis, Trustee of the Revocable Trust Agreement of Ruby F. Jager and Senate Wind, LLC, a Delaware limited liability company, dated March 20, 2012, and recorded April 20, 2012, in the Official Public Records of Jack County, Texas, in Book 885, Page 508.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County,

Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

129.	Estoppel Agreement regarding Option and Lease Agreement dated July 14, 2009, dated August 1, 2011, by and between Paulette Davis on behalf of Ruby F. Jager Trust and Senate Wind, LLC.

130.	Unrecorded Option Agreement and Lease and Easement Agreement, dated June 26, 2009, by and between James Pierce and Jonie Pierce and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Wind Easement Agreement, dated June 26, 2009, recorded on August 10, 2009 in Book 828, Page 498 of Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated April 20, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between James Pierce and Jonie Pierce and Senate Wind, LLC, a Delaware limited liability company, dated April 20, 2012, and recorded May 9, 2012, in the Official Public Records of Jack County, Texas, in Book 887, Page 522.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

131.

Unrecorded Option Agreement and Lease and Easement Agreement by and between Stovall Properties Ltd., Martha Stovall Bennett, Melinda Stovall Guinn, Nutt Family Partnership, Ltd., and Ann F. Freeman, Ltd. and Senate Wind, LLC, dated February 23, 2010, as evidenced by Memorandum of Option Agreement and Lease and Easement Agreement dated March 10, 2010 recorded March 29, 2010, Book 839, Page 123, Official Records of Jack County, Texas, as well as Memorandum of Option Agreement and Lease and Easement Agreement recorded April 1, 2010, Book 1071, Page 542, Official Records of Young County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement,

dated April 11, 2012, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Stovall Properties, Ltd., Martha Stovall Bennett, Melinda Stovall Guinn, Nutt Family Partnership, Ltd., Ann F. Freeman., Ltd and Senate Wind, LLC, a Delaware limited liability company, dated May 8, 2012, recorded June 11, 2912, in the Official Public Records of Jack County, Texas, in Book 1123, Page 178, recorded June 13, 2012, in the Official Public Records of Jack County, Texas, in Book 890, Page 521.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

132.	Executed Letter Agreement, dated March 15, 2010, by and between Stovall Properties, Ltd., Martha Stovall Bennett, Melinda Stovall Guinn, Nutt Family Partnership, Ltd., Ann F. Freeman, Ltd., and Senate Wind, LLC.

133.	Executed Escrow Agreement, dated November 4, 2009, by and between Ann F. Freeman, Ltd., Nutt Family Partnership, Ltd., Stovall Properties, Ltd., Melinda Stovall Guinn, Martha Stovall Bennett, and Senate Wind, LLC.

134.	Estoppel Agreement regarding Option and Lease Agreement, dated March 10, 2010 Completion of Preliminary Site Work, dated July 15, 2011, by and between Stovall Properties, LTD and Senate Wind, LLC.

135.	Consent to Facilities within Close Proximity to Hunting Cabin and Consent to Owner Wind Turbine Generator, dated September 16, 2010, recorded in Book 0849 Page 0175, by and between Wingo Properties, LLC and Gamesa Energy USA, LLC, as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas.

136.

Unrecorded Option Agreement and Lease and Easement Agreement, dated October 10, 2008, by and between Patrick J. Staudt and Christine L. Staudt, and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Wind Easement Agreement recorded January 26, 2009 in Book 817, Page 211, Official Records of Jack County, Texas, as amended by that certain Amendment to Option Agreement and Lease and Easement Agreement, dated as of July 27, 2009, by and between Patrick J. Staudt and Christine L. Staudt, and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement, dated as of

July 27, 2009, recorded in Book 830, Page 437, Official Records of Jack County, Texas and further amended by that certain Amendment No. 1 to Option Agreement and Lease and Easement Agreement, dated as of August 4, 2010, by and between Wingo Properties, LLC, and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Amendment No. 1 to Option Agreement and Lease and Easement Agreement, dated as of August 4, 2010, recorded in Book 849, Page 198, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas; as further amended by that certain Second Amendment to Option Agreement and Lease and Easement Agreement, dated April 11, 2012, as evidenced by that certain Memorandum of Second Amendment to Option Agreement and Lease and Easement Agreement by and between William M. Wingo and Jane E. Wingo and Senate Wind, LLC, a Delaware limited liability company, dated April 11, 2012, and recorded April 25, 2012, in the Official Public Records of Jack County, Texas, in Book 886, Page 166.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC, recorded February 29, 2012, Volume 1115, Page 814, Official Records, Young County, Texas and recorded March 7, 2012, Book 882, Page 0428, Official Records Jack County, Texas.

137.	Setback Waiver Agreement dated October 14, 2010 by and between Gamesa Energy USA, LLC and the Thomas Henry Frie and Margaret Lorene Frie Revocable Living Trust, recorded on recorded November 12, 2010 in Book 850, Page 563 of Official Records of Jack County, Texas; as amended by that certain Ratification of Setback Waiver Agreement by and between Brad P. Clayton and Gamesa Energy USA LLC, dated July 22, 2011, recorded October 12, 2011, Book 0871, Page 0410, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29, 2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas.

138.

Setback Waiver Agreement, dated November 22, 2010, by and between Gamesa Energy USA, LLC and the Joyce and David Akers Family Partnership, L.P., recorded in Book 853, Page 465, Official Records of Jack County, Texas; as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee, recorded February 29,

2012, Volume 1115, Page 794, Official Records Young County, Texas and recorded March 7, 2012, Book 882, Page 407, Official Records Jack County, Texas.

139.	Unrecorded Utility and Access Easements Option and Agreement, dated November 2, 2011, by and between Senate Wind, LLC and Joyce and David Akers Family Partnership, LP.

140.	Memorandum of Utility and Access Easements Option and Agreement, dated November 2, 2011, recorded on November 30, 2011 as Document #20120000924, Book 874, Page 832, Jack County, Texas, by and between Senate Wind, LLC and Joyce and David Akers Family Partnership, LP.

141.	Special Warranty Deed, dated July 29, 2010, recorded on August 5, 2010 as Document #20100002560, Jack County, Texas, by and between Senate Wind, LLC and Oncor Electric Delivery Company, LLC.

142.	Warranty Deed, dated July 6, 2010, by and between Robert A. Holland and Lynda Holland Spring, and Senate Wind, LLC, recorded in Book 844, Page 001, Official Records of Jack County, Texas.

143.	Modification of Easement and Right of Way, dated July 6, 2010, recorded on July 13, 2010 in Book 844, Page 24, Official Records of Jack County, Texas, by and between Robert A. Holland and Lynda Lee Holland Spring, and Oncor Electric Delivery Company, LLC. Exception does not appear to be on Schedule B of proforma.

144.	Grant of Access Easement, dated February 24, 2012, by and between David D. Pack and Michael D. Pack and Senate Wind, LLC, recorded March 7, 2012, Book 882, Page 461, Official Records of Jack County, Texas.

145.	Unrecorded Subordination Agreement dated April 19, 2012 by Graham Savings & Loan, SSB in favor of Senate Wind, LC recorded May 3, 2012, Book 886, Page 851, Official Records Jack County, Texas.

146.	Mortgage, dated as of June 29, 2012, by Senate Wind, LLC in favor of Morgan Stanley Senior Funding, Inc

147.	Wind Development Easement and Setback Waiver Agreement, dated September 21, 2012, by and between Senate Wind, LLC and Ronald Santoni and Wanda Ladd, as evidence by that Memorandum of Wind Development Easement Setback Waiver Agreement, dated September 21, 2012, to be recorded in the Official Records of Jack County, Texas.

II.	Any licenses and permits scheduled under Schedule 3.7 that constitute real property license agreements, including, but not limited to the following:

Sandy Ridge

1.	Letter dated February 12, 2010, from by Pennsylvania Game Commission, establishing conditions on use of temporary rights of way on State Game Land No. 60.

2.	Letter regarding License for Right-of-Way, State Game Land No.’s 60 and 158, Centre and Blair Counties, Sub-account 90312006NC060, dated February 15, 2012, from Pennsylvania Game Commission to Gamesa Energy USA, LLC.

3.	Commonwealth of Pennsylvania Game Commission License for Right of Way dated February 15, 2012 between the Pennsylvania Game Commission and Sandy Ridge Wind, LLC with respect to Pennsylvania State Game Land Nos. 60 and 158, as evidenced by that certain Memorandum of License for Right-of-Way by and between Pennsylvania Game Commission and Sandy Ridge Wind, LLC, dated as of April 13, 2012, and recorded on April 26, 2012, Book 2099, page 680, Centre County Recorder of Deeds, Pennsylvania, and recorded on June 6, 2012, as Instrument No. 201209993, Blair County Recorder of Deeds, Pennsylvania, as amended by the certain First Amendment to License for Right-of-Way dated effective June 26, 2012, between the Pennsylvania Game Commission and Sandy Ridge Wind, LLC

Part C – Real Property Document Exceptions

Item 53 of Part B, Section III

Schedule 3.10

Subject Company Exceptions

I.	For all Subject Companies:

a.	None.

II.	[Reserved[

III.	Sandy Ridge

a.	Each of the Licenses and Permits designated as “To be obtained” under Part B, Section II of Schedule 3.8.

IV.	Minonk

a.	Each of the Licenses and Permits designated as “To be obtained” under Part B, Section III of Schedule 3.8.

V.	Senate

a.	Each of the Licenses and Permits designated as “To be obtained” under Part B, Section IV of Schedule 3.8.

Schedule 3.15

Financial Statements

Attached hereto is a true and complete copy of the unaudited, consolidated balance sheet of each Subject Company as of August 31, 2012 or September 30, 2012, as applicable, constituting the most recently available unaudited, consolidated balance sheet of each Subject Company as of the 2nd Restatement Date.

Wind Portfolio Sponsor Co LLC

BALANCE SHEET

AS AT September 30, 2012

ASSETS

Long Term Assets
Investments	$86,194,000

Total Long Term Investments	$86,194,000

Total Assets	$86,194,000

LIABILITIES

Current Liabilities
Cash Overdraft	$855

Other Long Term Liabilities
Tax Equity	$27,863,000

SHAREHOLDERS EQUITY

Common Shares	$58,331,000

Total Contributed Capital	$58,331,000

Earnings
Year to Date Income	($855)

Total Earnings	($855)

Total Shareholders’ Equity	$58,330,145

Total Liabilities and Equity	$86,194,000

Wind Portfolio Holdings LLC

BALANCE SHEET

AS AT September 30, 2012

ASSETS

Long Term Assets
Investments	$86,194,000

Total Long Term Investments	$86,194,000

Total Assets	$86,194,000

LIABILITIES

Current Liabilities
Cash Overdraft	$855

SHAREHOLDERS EQUITY

Common Shares	$86,194,000

Total Contributed Capital	$86,194,000

Earnings
Year to Date Income	($855)

Total Earnings	($855)

Total Shareholders’ Equity	$86,193,145

Total Liabilities and Equity	$86,194,000

Wind Energy Construction Holdings I, LLC

BALANCE SHEET

August 31, 2012
ASSETS

CURRENT ASSETS
Cash and equivilants	$119,714,109
Accounts receivable	$0
Investment in Subsidiaries	$0
Uncalled Capital	$100

Total current assets	$119,714,209

CAPITALIZED COSTS OF CONSTRUCTION	$12,898,362

PROPERTY, PLANT AND EQUIPMENT
Machinery and equipment	$432,910,672

Gross property, plant and equipment	$432,910,672
Less accumulated depreciation	$0

Net property, plant and equipment	$432,910,672

OTHER ASSETS
Prepaid Expense	$1,000
Deferred income taxes	$0

Total other assets	$1,000

TOTAL ASSETS	$565,524,242

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Accounts payable	$63,202,007
Borrowings under construction loan	$250,000,000
Related-party demand note, Gamesa	$0
Income taxes payable	$0

Total current liabilities	$313,202,007

LONG TERM DEBT	$0

MEMBERS EQUITY
Common stock, $.01 par value	$100
Additional paid-in captial	$252,329,635
Accumulated earnings	($7,500)

Total members equity	$252,322,235

TOTAL LIABILITIES AND EQUITY	$565,524,242

Results are unaudited and presented in accordance with International Financial Reporting Standards

Minonk Wind, LLC

BALANCE SHEET

August 31, 2012
ASSETS

CURRENT ASSETS
Cash and equivilants	$0
Accounts receivable	$0
Related-party receivable, Gamesa	$0
Uncalled Capital	$1,000

Total current assets	$1,000

CAPITALIZED COSTS OF CONSTRUCTION	$1,348,765

PROPERTY, PLANT AND EQUIPMENT
Machinery and equipment	$237,574,290

Gross property, plant and equipment	$237,574,290
Less accumulated depreciation	$0

Net property, plant and equipment	$237,574,290

OTHER ASSETS
Deposit	$0
Deferred income taxes	$0

Total other assets	$0

TOTAL ASSETS	$238,924,055

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Borrowings under line of credit	$0
Related-party demand note, Gamesa	$0
Accounts payable	$37,063,787
Income taxes payable	$0

Total current liabilities	$37,063,787

LONG TERM DEBT	$0

MEMBERS EQUITY
Common stock, $.01 par value	$1,000
Additional paid-in captial	$201,859,268
Accumulated earnings	$0

Total members equity	$201,860,268

TOTAL LIABILITIES AND EQUITY	$238,924,055

Results are unaudited and presented in accordance with International Financial Reporting Standards

Senate Wind, LLC

BALANCE SHEET

August 31, 2012
ASSETS

CURRENT ASSETS
Cash and equivilants	$0
Accounts receivable	$0
Related-party receivable, Gamesa	$0
Uncalled Capital	$1,000

Total current assets	$1,000

CAPITALIZED COSTS OF CONSTRUCTION	$1,196,441

PROPERTY, PLANT AND EQUIPMENT
Machinery and equipment	$195,336,382

Gross property, plant and equipment	$195,336,382
Less accumulated depreciation	$0

Net property, plant and equipment	$195,336,382

OTHER ASSETS
Prepaid Expense	$1,000
Deferred income taxes	$0

Total other assets	$1,000

TOTAL ASSETS	$196,534,823

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Borrowings under line of credit	$0
Related-party demand note, Gamesa	$0
Accounts payable	$24,308,359
Income taxes payable	$0

Total current liabilities	$24,308,359

LONG TERM DEBT	$0

MEMBERS EQUITY
Common stock, $.01 par value	$1,000
Additional paid-in captial	$172,232,965
Accumulated earnings	($7,500)

Total members equity	$172,226,465

TOTAL LIABILITIES AND EQUITY	$196,534,823

Results are unaudited and presented in accordance with International Financial Reporting Standards

Schedule 3.16

Environmental Claims

Part A: None.

Part B:

1.	Earth Disturbance Inspection Report No. 2, Sandy Ridge Wind farm, NPDES Permit No. PAI-0414-09-007 dated 9/28/10.

2.	Earth Disturbance Inspection Report No. 4, Sandy Ridge Wind farm, NPDES Permit No. PAI-0414-09-007 dated 10/28/10.

3.	Earth Disturbance Inspection Report No. 6, Sandy Ridge Wind farm, NPDES Permit No. PAI-0414-09-007 dated 5/20/11.

4.	Earth Disturbance Inspection Report No. 8, Sandy Ridge Wind farm, NPDES Permit No. PAI-0414-09-007 dated 3/7/12.

5.	Earth Disturbance Inspection Report No. 9, Sandy Ridge Wind farm, NPDES Permit No. PAI-0414-09-007 dated 5/3/12.

Schedule 3.17

Insurance

Capitalized terms used and not defined herein shall have the meanings given to such terms in the Agreement and, if not defined therein, shall have the meanings given to such terms in the ECCA or the applicable Energy Hedges.

Part A

In the case of Holdings, on and after the Restatement Date until the Sponsor Closing Date, in the case of each Project Company, on and after the Restatement Date until the applicable Buyer Project Funding Date and in the case of Construction Borrower HoldCo, on and after the 3rd Restatement Date until the Final Closing Date (in each case, the “Pre-COD Period”), the insurance requirements set forth in this Part A of Schedule 3.17 shall apply:

Holdings, Construction Borrower HoldCo and each Project Company (for purposes of this schedule, collectively with Energy Holdings I, the “Subject Companies” and each a “Subject Company”) shall, without cost to any of the Class A Equity Investors, the Collateral Agent or the Secured Parties, be covered by the insurance policies under the Gamesa Insurance Programme described in “Coverage summary prepared for: Gamesa Eolica S.L.,” dated September 2012, prepared by Marsh & McLennan Companies.

Part B

In the case of Holdings and Energy Holdings I, on and after the Sponsor Closing Date until the Portfolio Discharge Date, and in the case of each Project Company, on and after the applicable Buyer Project Funding Date until the Portfolio Discharge Date (in each case, the “Post-COD Period”), the insurance requirements set forth in this Part B of Schedule 3.17 shall apply:

Each Subject Company shall, without cost to the Buyer, obtain and maintain or cause to be obtained and maintained in full force and effect the insurance policies required pursuant to this Part B of Schedule 3.17, together with any other insurance required pursuant to the Second Amended LLC Agreement.

In each case the policies must be with insurance carriers with a rating of at least A- and a financial size category of at least X by A.M. Best or A by S&P or otherwise reasonably acceptable to the Buyer.

The policies specified in Appendix 1 of this Schedule 3.17 shall be in full force and effect at all times during the Post-COD Period for each Subject Company, subject to renewal no more frequently than annually.

At no time shall there be any gap in cover including, inter alia, when Part A insurances are replaced by Part B insurances.

The policy limits and cover of the insurances required in this Part B of Schedule 3.17 shall be sufficient to satisfy the requirements set forth in the Project Documents, but in no event shall the insurances required in Part B of this schedule be less than the limits and coverage provisions set forth in Appendix 1 herein. The obligation to verify that the insurances carried by each Subject Company meet the requirements of the Project Documents shall rest solely with each Subject Company.

No Subject Company shall violate or permit to be violated any condition, provision or requirement of any insurance policy required by this Part B of Schedule 3.17, and each Subject Company shall perform, satisfy and comply with all conditions, provisions and requirements of all such insurance policies.

Each Subject Company hereby waives any and every claim for recovery against the Buyer and its directors, officers and employees and agents for any and all loss or damage covered by any insurance policies to be maintained under this Part B of Schedule 3.17 to the extent such loss or damage is recovered under any such policy.

All policies of insurance required to be maintained pursuant to this Part B of Schedule 3.17, other than cover required by law, shall be endorsed such that if at any time they are cancelled, lapsed, terminated or suspended (by any party including the insuring parties), such cancellation, lapse, termination or suspension shall not become effective until at least 30 days after receipt by the Buyer from such insurer of such cancellation, lapse, termination or suspension, except for non-payment of a premium, for which the required written notice shall be 10 Business Days. In addition to this requirement, each Subject Company shall inform the Buyer as soon as reasonably possible if such Subject Company becomes aware of such cancellation, lapse, termination or suspension or of any reasonable prospect of such and shall further require each placing broker to do the same.

All policies of insurance required to be maintained pursuant to this Part B of Schedule 3.17 except workers compensation and employers liability shall provide:

•

Additional Insured status for the Buyer and its respective affiliates, directors, officers and employees and agents (collectively, the “Additional Insureds”). This requirement shall not apply to any professional indemnity policy.

•	Waivers of subrogation from the insurers in favor of the Additional Insureds.

•

Policies either (a) non-cancellable except for non-payment of premium with at least 10 Business Days written notice of such to the Buyer; or (b) cancellation/non-payment provisions in accordance with the provisions of this Part B of Schedule 3.17.

•	The Buyer will have the right but not the obligation to pay premiums on behalf of each Subject Company in case of non-payment.

•	Policies shall be unaffected by any bankruptcy or foreclosure relating to any Subject Company or the Projects.

•

Insurance shall be primary and not excess to or contributing with any other insurance or self-insurance maintained by any of the Subject Companies or the Additional Insureds. However, policies can act in excess of such project-specific policies provided by contractors in accordance with the requirements of this Part B of Schedule 3.17.

•	The Additional Insureds shall have no obligations whatsoever including but not limited to no obligation to pay premium and no obligation to pay deductibles.

•	Policy limits shall act in excess of deductibles including the indemnity period for time element insurance shall act in excess of the delay deductible for such insurance.

•

Insurer costs and expenses including any associated with claims including claims adjustment are for the account of the relevant insurer and further will not be deducted from policy limits or sublimits.

In addition, all property policies including marine cargo and further including any time element insurance shall provide:

•	Non-vitiation in accordance with a multiple insured clause acceptable to the Buyer or equivalent protection.

•

Replacement cost, new for old, with no deduction of any kind including no coinsurance provision or a waiver thereof and no allowance for depreciation (accounting or otherwise), obsolescence or loss of value over time other than in a total constructive loss or other scenario where repair/replacement does not follow loss.

•	An advance or partial payment endorsement.

•	A clause requiring the insurer to make final payment on any claim within thirty days after the submission of proof of loss and its acceptance by the insurer.

•	Except for marine transit policies, a LEG2 exclusion or similar endorsement with no sublimit applied.

In addition, all liability policies except workers compensation and employers liability shall provide:

•	Severability.

•	Cross liability with no exclusions.

The above requirements shall be referred to as the “Required Provisions”. The Required Provisions can be provided either as endorsements to, or in the main body of, the relevant policy. All policies that replace or renew policies shall contain provisions, including limits, sublimits, deductibles, exclusions and the Required Provisions, that are, mutatis mutandis, in all material regards at least the same as those in place at the Execution Date or, if later, the date of first inception of such policy cover, except in relation to risks where exposure no longer exists or where a better level of cover is provided or which would be required in accordance with the provisions of this Part B of Schedule 3.17.

Each applicable Subject Company shall provide to Buyer as soon as reasonably possible prior to each Buyer Project Funding Date and each Acquisition Date and at least 10 Business Days prior to any subsequent policy inception or renewal, a certificate of pre-agreed format from:

•	Placing broker confirming:

•	Summary policy terms in the pre-agreed format.

•	That all policies required by this Part B of Schedule 3.17 are in full force and effect.

•	All insurance premiums that are due and payable have been paid in full with no premium overdue.

There shall be appended to such certificate or letter of undertaking certificates from insurers for each policy required by this Part B of Schedule 3.17 listing the major sublimits (to be agreed) and confirming that the Required Provisions that apply to such policy are in place.

•	The Insurance Consultant confirming that:

•

The insurance provided complies with the requirements of this Agreement including this Part B of Schedule 3.17 and further complies with the obligations of each Subject Company pursuant to the Project Documents.

•	That the undertakings made by each placing broker conform to the requirements of prudent industry practice.

The insurance provided by each Subject Company (including Part A insurances) shall be at least that evidenced in any certificates or other evidence provided to the Buyer by or on behalf of such Subject Company.

Any of the requirements of this Part B of Schedule 3.17 can be satisfied by single or by combined policies. However, as would be deemed necessary in accordance with prudent industry practice, a joint loss agreement will be required and included as part of the respective policies (for example, if there were separate marine transit and builders all-risk policies, then a 50:50 clause would be required).

If in the opinion of a Subject Company, acting reasonably, any insurance, including the terms and conditions, Required Provisions and limits or deductibles thereof, hereby required by this Part B of Schedule 3.17 to be maintained, other than insurance required to be maintained by law which shall be maintained at all times, shall not be available on commercially reasonable terms in the commercial insurance market, such Subject Company shall promptly inform the Buyer of such purported unavailability and such Subject Company shall seek a waiver from the Buyer in relation to such purported unavailability in which case the Buyer acting after consultation with the Insurance Consultant shall not unreasonably withhold agreement to waive such requirement to the extent the maintenance thereof is not so available. The granting by the Buyer of any such waiver is conditional on: (i) the applicable Subject Company first requesting such waiver in writing, which request shall be accompanied by written reports prepared by the applicable Subject Company and its placing broker certifying that such insurance is not available on commercially reasonable terms in the commercial insurance market for projects of similar type and capacity and, in any case where the required amount is not so available, certifying as to the maximum amount which is so available, and explaining in detail the basis for such conclusions and the form and substance of such reports to be reasonably acceptable to the Buyer after consultation with the Insurance Consultant; (ii) at any time after the granting of any such waiver, the Buyer may request, and the applicable Subject Company shall furnish to the Buyer within fifteen (15) days after such request, supplemental reports reasonably acceptable to the Buyer updating the prior reports and reaffirming such conclusion; (iii) any such waiver granted by the Buyer can amend, to the extent reasonably required to mitigate any increased risks created by the absence of insurance cover that is the subject of the waiver, any of the terms of this Part B of Schedule 3.17; (iv) the Buyer may require the applicable Subject Company to obtain the best available insurance comparable to the requirements of this Part B of Schedule 3.17 on commercially reasonable terms then available in the commercial insurance market (as determined by the Insurance Consultant); and (v) such waiver shall be effective only so long as such insurance shall not be available on commercially reasonable terms in the commercial insurance market (as determined by the Insurance Consultant) it being understood that the failure of such Subject Company to furnish any supplemental reports shall be deemed to be conclusive evidence that such waiver is no longer effective because such condition no longer exists, but that such failure is not the only way to establish such non-existence.

The policy terms actually provided in accordance with the provisions of this Part B of Schedule 3.17 shall be at least those provided by or on behalf of each Subject Company.

Any failure on the part of the Buyer to pursue or obtain the evidence of insurance required by this Part B of Schedule 3.17 from the Subject Companies and/or failure to point out any non-compliance of such evidence of insurance shall not constitute a waiver of any of the insurance requirements in this Part B of Schedule 3.17.

Each liability insurance policy required pursuant to this Part B of Schedule 3.17 that is permitted to be written on a “claims made” basis shall provide (a) a retroactive date (as such term is specified in each of such policies) that is no later than the Sponsor Closing Date and (b) each time any policy written on a “claims made” basis is not renewed or the retroactive date of such policy is to be changed, the applicable Subject Company shall obtain and maintain, or cause to be obtained or maintained, for each such policy or policies the broadest extended reporting period coverage, or “tail”, reasonably available in the commercial insurance market for each such policy or policies but in no case less than three (3) years. A Subject Company may satisfy the requirements of this section by obtaining “prior acts” coverage from a subsequent insurance carrier on terms acceptable to the Buyer, acting reasonably.

All property insurance including marine cargo and any time element insurance shall not include any annual or term aggregate limits or sublimits except for the perils of windstorm, flood, earth movement and land and water decontamination. Liability policies may have general aggregate limits in accordance with prudent insurance market practice.

All insurance policies required to be maintained pursuant to this Part B of Schedule 3.17 shall contain terms and conditions reasonably acceptable to the Buyer following consultation with the Insurance Consultant.

In the event that at any time the insurance as herein provided or as evidenced shall be reduced or cease to be maintained, then (without limiting any rights the Buyer may have under the Investment Documents which arise as a result of such failure) the Buyer, upon ten (10) Business Days’ prior written notice (unless such insurance coverage would lapse within such period, in which event notice should be given as soon as reasonably possible) to the applicable Subject Company of any such failure, may (but shall not be obligated to) take out the required policies of insurance and pay the premiums on the same. All amounts so advanced for such purpose shall become an additional obligation of such Subject Company to the Buyer and such Subject Company shall forthwith pay such amounts to the party that advanced such amounts, together with interest at the Reference Rate (as such term is defined in the Second Amended LLC Agreement) plus three percent (3%) on such amounts from the date so advanced.

The Buyer can, acting reasonably, require such additional cover to be provided as is required to conform to prudent industry practice.

The Buyer shall have the option to be present and/or to send representatives during meetings and/or negotiations with insurers of any loss settlement in relation to any Subject Company or the Projects regarding (a) total constructive loss or any scenario in which repair/replacement will not follow loss, (b) any circumstance involving a claim in relation to an event or series of events which has or could be reasonably expected to lead to a Trigger Event. No Subject Company (or any Affiliates thereof) shall be permitted to settle any such claim with an insurer without the approval of the Buyer to the agreed settlement.

The Buyer may consult with the Insurance Consultant and require reports, compliance certificates and other work product from the Insurance Consultant.

Terms used in this Part B of Schedule 3.17, unless otherwise specifically defined, shall have the meaning normally ascribed to them in accordance with prudent industry practice in relation to a project similar in type and jurisdiction as the Projects.

Appendix 1

All Risk Property and Business Interruption Insurance

All Risk Property insurance shall be provided for all property, equipment and construction and erection activities associated with each of the Subject Companies on an “all risk” basis insuring the Subject Companies and the Buyer, as their interests may appear, including but not limited to coverage for the perils of earth movement (including but not limited to earthquake, landslide, subsidence, sink hole and volcanic eruption), flood, named windstorm, lightning strike (including weak lightning strike) and machinery and equipment breakdown.

The policy limit shall be an amount not less than the greater of:

(a)	The largest maximum foreseeable loss for a single constituent project which is likely to be the Minonk Project; and

(b)	Full replacement cost for the Minonk Project.

The use of any estimate of maximum foreseeable loss to establish policy limits shall be subject to the approval of the Buyer, acting reasonably. Full replacement cost shall mean the full replacement cost value of the Project on a “new for old” basis, including but not limited any new or existing buildings or structures, any improvements to new or existing property, equipment, mechanical plant, electrical plant, spare parts, and supplies and temporary works.

Per occurrence sublimits shall be at least as follows:

In accordance with prudent industry practices and as agreed by the Buyer, each acting reasonably.

Annual aggregate sublimits shall be permitted for earthquake, flood and named windstorm.

The All Risk Property policy shall include (i) a seventy-two (72) hour flood/named windstorm/earthquake clause, (ii) an unintentional errors and omissions clause, (iii) an exclusion for resultant damage caused by faulty workmanship, design or materials more restrictive than LEG2/96.

Business Interruption coverage insuring the loss of expected gross revenues less non-continuing expenses for the largest single Project for a period of not less than the greater of (a) 12 months; and, (b) the longest lead time for replacement as determined by the Buyer in consultation with the Independent Engineer, this period being referred to as the “Indemnity Period”, as a result of physical loss or damage by perils required to be insured under the All Risk Property policy, including all sections preceding this section, which cause a reduction in output.

Contingent business interruption insurance covering loss of gross revenues less non-continuing expenses in accordance with prudent industry practice including ingress/egress 90 days and cover for the transmission system up to and including the point of interconnection for revenues less non-recurrent costs for an indemnity period of at least 6 months.

Deductibles shall be the best commercially available in accordance with prudent industry practice.

Marine Cargo and Marine Business Interruption Insurance

To the extent a material exposure exists, transit coverage, either included in a property policy or under a separate policy (including air, land and ocean cargo, as applicable) on an “all-risk” basis and a “warehouse to warehouse” basis with a per occurrence limit equal to not less than 110% of the value including transit and insurance of such shipment involving a Project or any other Collateral to or from any storage site or Project site at all times for which a Subject Company has accepted risk of loss or has responsibility for providing insurance. Coverage shall include loading and unloading, temporary storage (as applicable) and a 50/50 clause (if applicable). Coverage shall be maintained in accordance with prudent industry practice in all regards with per occurrence deductibles of not more than $100,000 for physical damage and other terms and conditions acceptable to the Buyer in consultation with the Insurance Consultant.

Marine Business Interruption insurance shall be attached to the Marine Cargo policy providing equivalent cover, mutatis mutandis, to the Business Interruption cover attached to the All Risk Property policy in accordance with the terms of Part B of Schedule 3.17.

General Liability

A limit of $1,000,000 per occurrence and in the aggregate shall be provided for:

•	Property damage, death and injury (including mental injury).

•	Broad form property damage.

•	Blanket contractual.

•	Products/completed operations

•	Advertising injury

•	Sudden and accidental pollution.

•	XCU

Deductibles shall be the best commercially available in accordance with prudent industry practice.

Automobile Liability

Automobile liability insurance, to the extent exposure exists, including coverage for owned, non-owned and hired automobiles for both bodily injury and property damage and containing appropriate no-fault insurance provisions or other endorsements in accordance with state legal requirements, with a combined single limit of no less than $1,000,000 per accident with respect to bodily injury, property damage or death. Deductibles shall be the best commercially available in accordance with prudent industry practice.

Workers’ Compensation and Employer’s Liability

Workers’ compensation insurance in compliance with statutory requirements and employer’s liability insurance, to the extent exposure exists, with a limit of not less than $1,000,000 per accident, per employee and per disease including such other forms of insurance that any Subject Company is required by law to provide for a Project, all other states’ endorsement and, to the extent any exposure exists, coverage with respect to the USL&H Act and Jones Act, covering loss resulting from bodily injury, sickness, disability or death of the employees of a Subject Company. Deductibles shall be the best commercially available in accordance with prudent industry practice.

Pollution Liability

Pollution liability insurance for liability arising out of property damage or bodily injury to third parties as a result of sudden and accidental pollution including the cost of on-site and off-site clean up in an amount not less than $1,000,000 per occurrence and in the aggregate. Deductibles shall be the best commercially available in accordance with prudent industry practice.

Umbrella Liability Insurance

An aggregate limit of $20,000,000 shall be attached and in excess of the underlying general liability, automobile liability, employers liability and pollution liability policies on a following form basis with drop down provisions.

Railroad Liability

Railroad liability shall be provided to meet any contractual obligation.

Schedule 3.18

Tax Liens

None.

Schedule 3.21

Affiliate Transactions

I.	Projects Administration Agreement, dated as of June 29, 2012, by and between Wind Portfolio Holdings, LLC and Algonquin Power Trust.

II.	Assignment and Assumption Agreement, dated as of October 9, 2012, between Gamesa Energy USA, LLC and Wind Portfolio Holdings, LLC.

III.	Sandy Ridge Project

a.	Amended and Restated Turbine Supply Agreement, dated March 8, 2012, by and between Gamesa Wind US, LLC and Sandy Ridge Wind, LLC

b.	Amended and Restated Operation and Maintenance Agreement, dated March 8, 2012, by and between Gamesa Wind US, LLC and Sandy Ridge Wind, LLC

c.	Asset Management and BOP Operations and Services Agreement, dated March 8, 2012, by and between Gamesa Energy USA, LLC and Sandy Ridge Wind, LLC

d.	Build-Out Agreement, dated as of June 29, 2012, by and among Wind Portfolio Holdings, LLC, Sandy Ridge Wind, LLC and Gamesa Energy USA, LLC

IV.	Minonk Project

a.	Amended and Restated Turbine Supply Agreement, dated March 8, 2012, by and between Gamesa Wind US, LLC and Minonk Wind, LLC

b.	Amended and Restated Operation and Maintenance Agreement, dated March 8, 2012, by and between Gamesa Wind US, LLC and Minonk Wind, LLC

c.	Asset Management and BOP Operations and Services Agreement, dated March 8, 2012, by and between Gamesa Energy USA, LLC and Minonk Wind, LLC

d.	Build-Out Agreement, dated as of October 9, 2012, by and among Wind Portfolio Holdings, LLC, Minonk Wind, LLC and Gamesa Energy USA, LLC

V.	Senate Project

a.	Amended and Restated Turbine Supply Agreement, dated March 8, 2012, by and between Gamesa Wind US, LLC and Senate Wind, LLC

b.	Amended and Restated Operation and Maintenance Agreement, dated March 8, 2012, by and between Gamesa Wind US, LLC and Senate Wind, LLC

c.	Asset Management and BOP Operations and Services Agreement, dated March 8, 2012, by and between Gamesa Energy USA, LLC and Senate Wind, LLC

d.	Build-Out Agreement, dated as of October 9, 2012, by and among Wind Portfolio Holdings, LLC, Senate Wind, LLC and Gamesa Energy USA, LLC

Schedule 4A

Buyer’s Representations and Warranties – Additional Sponsor Closing

Buyer hereby represents and warrants to Seller on the Additional Sponsor Closing as follows:

1.1 Organization. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

1.2 Authority; Enforceability. Buyer has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Buyer, and the consummation by Buyer of the transactions contemplated hereby, have been duly authorized by all necessary entity action required on the part of Buyer. This Agreement has been duly executed and delivered by Buyer. This Agreement constitutes the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such terms may be limited by (i) bankruptcy, insolvency, reorganization, arrangement, moratorium or similar Law affecting creditors’ rights generally or (ii) general principles of equity, whether considered in a proceeding in equity or at law.

1.3 No Violation; Consents. Neither the execution, delivery and performance by Buyer of this Agreement, nor the consummation of the transactions contemplated hereby will: (a) violate or conflict with any provision of the organizational documents of Buyer; (b) violate or require any filing or notice under any provision or requirement of any federal, state or local Law applicable to Buyer; or (c) violate in any material respect, result in a breach of, constitute (with due notice or lapse of time or both) a default or cause any obligation, penalty, premium or right of termination to arise or accrue under, any material agreement or instruments to which Buyer is a party. No consent, filing, notice, authorization, or approval of any Governmental Authority or other Person on the part of Buyer is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than the following, each of which has been obtained and remains in full force and effect: (i) an Order from FERC under the FPA authorizing the Additional Sponsor Interest transfer; and (ii) with respect to the effectuation of the agreement of the Parties in respect of the Additional Sponsor Interest by an amendment to this Agreement, the consent of the Tax Equity Investors.

1.4 Legal Proceedings. There are no Actions pending or, to Buyer’s Knowledge, threatened against Buyer or any of its assets and properties which would reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.

1.5 Bankruptcy. There is no bankruptcy, reorganization, or insolvency Action pending against, being contemplated by or threatened against Buyer.

1.6 Regulatory Status. Buyer is a “public utility” within the meaning of the FPA, a “subsidiary company” of a “holding company” within the meaning of PUHCA, and a “foreign person” for purposes of Schedule 721 of the Defense Production Act of 1950, as amended. Buyer is not subject to state Laws or regulations respecting the rates or the financial or organizational regulation of electric utilities. Buyer is not an “investment company” or a company “controlled” by an investment company within the meaning of the Investment Company Act of 1940. Buyer is not an OFAC Blocked Person.

1.7 Accredited Investor; Investment. Buyer is an “accredited investor” within the meaning of Regulation D under the Securities Act, and the rules and regulations promulgated thereunder. Buyer acknowledges that the Additional Sponsor Interest has not been, and is not contemplated to be, registered under any federal, state or local or international securities Laws (collectively, “Securities Law”), and may not be resold unless permitted under applicable exemptions contained in the Securities Laws or upon satisfaction of the registration or qualification requirements of the Securities Laws. Buyer acknowledges and agrees that it must bear the economic risk of its investments under this Agreement for an indefinite period of time since such investments have not been registered or qualified under the Securities Laws, and, therefore, cannot be sold unless it is subsequently registered or exemptions from registration or qualification are available. Buyer is not acquiring such investments with a view to, or for sale in connection with, any distribution thereof within the meaning of the Securities Act. Buyer, together with its members, managers, directors and executive officers and advisors, is familiar with investments of the nature of the investments contemplated under this Agreement, understands that these investments involve substantial risks, has adequately investigated the Projects and the Subject Companies, and has substantial knowledge and experience in financial and business matters, including, without limitation, energy power (including wind energy) production projects, such that it is capable of evaluating, and has evaluated, the merits and risks inherent in entering into the transactions contemplated under this Agreement and the other Transaction Documents, and is able to bear the economic risks of such investment.

1.8 Brokers’ Fees. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Buyer directly with Seller without the intervention of any Person on behalf of Buyer in such manner as to give rise to any valid Action by any Person against Sellers or any of their Affiliates for a finder’s fee, brokerage commission or similar payment.

1.9 Due Diligence Investigation and Other Acknowledgements. Buyer acknowledges and agrees that it has independently conducted its due diligence and, in consummating the transactions contemplated by this Agreement is not relying on any representations or warranties whatsoever, express, implied, at common law, statutory or otherwise, except the representations and warranties of Seller contained in this Agreement, in the Transaction Documents and the certificates, Schedules and other documents executed and delivered by Seller under this Agreement and the other Transaction Documents, and its own independent due diligence, including its inspections and investigations, as to the condition and suitability of the Sites, the Subject Companies and the Projects, Liabilities, results of operations, condition (financial or otherwise) and prospects of the Subject Companies and the Projects. Buyer is familiar with the federal, state and local statutes, Laws, rules and regulations applicable to the Subject Companies and the Projects and Buyer has the expertise necessary to independently evaluate the condition, operation, suitability, performance and prospects of the Subject Companies and the Projects.

1.10 Tax Status of Buyer. Buyer is not treated as a “tax-exempt entity” or “tax-exempt controlled entity” within the meaning of Section 168(h) of the Code.

Schedule 4.4

Buyer Consents

For all Subject Companies:

1.	Any and all filings, registrations, authorizations, approvals, rulings or waivers required under any state or local law of the jurisdiction in which any Project is located necessary for the acquisition or ownership by Buyer of an indirect interest in such Project

Schedule 5.1(ee)

Quality Control and Quality Assurance Program

[Attached.]

Gamesa Quality Construction & Commissioning G97 Pro active due diligence with GH. Construction/ GH meeting summary o quality us organization o quality construction & commissioning team o quality gates o quality construction & commissioning timeline o quality construction detailed process o quality commissioning detailed process quality us organization * quality us vice-president j. katella quality nacelles j. smith supplier quality quality construction quality blades quality logistics & quality services assurance r. mon m. garcia commissioning m. christman e. gonzalez us plants m. garcia quality towers o. demir transportation wind farms wind farms & lay down under under suppliers areas construction maintenance * mirror organization in corporate with similar structure quality construction & commissioning team very experienced team with an average of 4 years as part of the wind industry (plants, o&m and construction) o quality construction organization at a typical wind farm: quality supervisor/manager (gamesa employee) quality lead (gamesa employee) quality inspectors (gamesa employees or subcontractors) 1 quality inspector for 15 wtg (up to 45wtg wind farm) 1 quality inspector for 20 wtg (after the first 45wtg) o quality commissioning organization at a typical wind farm: quality supervisor/manager (gamesa employee) quality inspectors (gamesa employees or subcontractors) 1 quality inspector for 20 wtg gamesa quality gates 2011 mv cable, ground cabinet,… gamesa nacelle plants incoming gamesa inspection blade plants suppliers logistics construction commissioning services lm blade plants homologation incoming incoming process process process inspection inspection inspection inspection inspection towers subc. (audits) (audits) (audits) mcc pre-pac inspection inspection incoming process final inspection inspection inspection quality construction & commissioning timeline project preparation off site project preparation on site construction project development commissioning closure quality construction timeline & procedures http://qualitysystem.gamesa.es/ project project preparation preparation construction project closure commissioning off site on site development pcc-1-002: field assembly edures pca-1-021: quality construction management pca-1-021 pca-1-020: quality process proc audits ica-1-007: quality main commissioning management prh-1-015: iluo training for quality construction ica-1-005: implementation and tracking of quality walls ibe-1-006: one point lesson implementation & transmission support pbe-1-008: non conformities, corrective and preventive actions procedures pca-1-004: management of product and process deviations project preparation off site 1 preparatory meetings 2 - quality gates and organization - quality doc. and qrb 1 pcc-1-002 r08 quality manpower - wind farm review 1 needs and schedule 1 assignment kick off meeting 3 board (wrb) 2 quality tools - training needs to project - form pcc-1-002 r08 request - lessons learned project preparation off site 4 - components s/n from 2 2 planning or logistic wf specification: product specification: depart. => schedule documentation - lay out - nacelle lt/ht 1 - sen applicable to - customer/construction - tower height and class those components 5 - construction cd - etc. - blade type 1 - qrb pca-1-021 r04 - request generic ncrs - etc. 1 support from quality construction management 4 from planning or logistics depart. 2 from pmo or project manager 5 from technical office construction [graphic appears here]

project preparation on site pca-1-021 lessons 1 learned pcc-1-002 r09 review lessons learned 2 from previous project meeting before deliveries with on site team: with pm, sm & all quality arrival on team quality tools - gamesa tas/quality site form pcc-1-002 r09 inspection - const. subcontractor project preparation on site 4 1 -product specification set-up wrb: quality manpower: and delivery schedule: - identify participants - check safety trainings - sens - establish schedule - check quality trainings - explain process - re-train if necessary as per iluo (prh-1-015) pca-1-021 wrb mom 1 support from quality construction management 4 from planning or logistics depart. 2 from pmo or project manager project development reception process pca-1-021 r01 pca-1-020 wtg pca-1-020 r5 wf mcc process presence audit record compilation pcc-1-002 r3 2 qilgac presence audit generator cover sheet non presence audit alignment audit r6 -100% quality presence executed during 10% mcc check list generator during model turbine torque verification v1.4.1 cover reception of alignment sheet for components - ta audit for the rest - 2 records to fill-out audit mcc commis. construction project development first weekly wrb and pdca 24h component delivered on site pca-1-021 wrb mom 2 from pmo, project manager or tas

Construction project development mcc component on ground wind turbine wind turbine where component on truck nacelle/hub/blade/tower assembly completed visual detailed inspection assembly audit mcc check list as inspection for inspection as per as per gamesa per gamesa mcc type transportation gamesa reception check list check list damages check list who gamesa logistics or gamesa gamesa gamesa checks quality quality quality or ta’s quality mcc report reception report/doc bill of lading audit report punch list report quality handbook model turbine concept: ensure first 1 or 2 turbines are perfect and can be used as a model for the rest of the wind farm. Assembly process with full presence of tas/quality

Commissioning Presence Audits PCC-1-002 R3 Cover Sheet - ICA-1-007-R02: electrical check before energizing ICA-1-007 R4 Final ICA-1-007 R5 over Sheet for O&M - ICA-1-007-R03: Commissioning Test G8x V3.2 Check list Cover Sheet with no Cover - ICA-1-007-R07: Commissioning Test DFM G8X WTG Final Severe (G) Sheet for Inspection deviations - ICA-1-007-R08: Commissioning Test G8X PHOENIX O&M COMMISSIONING 2 6 Meeting for WTG Commissioning Commissioning to start 6 Tracking of deviations by Commissioning technicians with PM, SM, Commissioning and Quality team ICA-1-007 R6 PCC-1-002 R4 ICA-1-007 R1 racking of deviation missioning RDs trac Commissioning Star 2 Support from PMO, Project Manager or TAs 6 Done/support Commissioning closure check availability of all documentation for the project ensure ncrs are closed quality tools inspection (burn cd and send (closure chapter filled-out and shipment to to office) in trackvia) warehouse closure lessons learned - top 10 all deviations - top 10 assigned to construction pca-1-021 r2 pca-1-021 r3 essons learned al ssons learned cons 2 support from pmo, project manager or tas 6 done/support commissioning questions?

INDEX

1.0 AIM	2
2.0 SCOPE	2
3.0 ACRONYMS AND DEFINITIONS	2
4.0 APPLICABLE DOCUMENTATION	2
5.0 REFERENCE DOCUMENTATION	2
6.0 OPERATING METHOD	3

6.1 Project Preparation off site	3

6.1.1 Wind Farm Specification	3
6.1.2 Product Specification	3
6.1.3 Project Schedule	4
6.1.4 Quality Manpower	4
6.1.5 Quality Tools	6
6.1.6 Preparatory Meetings	7
6.1.7 Documentation	8

6.2 Project Preparation on site	9

6.2.2 Product Delivery and Specification – SEN Status	9
6.2.3 Tool Inspection	9
6.2.4 General Lessons learned and Construction Lessons learned Training	9
6.2.5 Wind Farm Review Board (WRB)	10
6.2.6 Quality Manpower	10

6.3 Project Development	11

6.3.1 Required Documentation	11
6.3.2 Main Components Reception Inspection (Rotor, Tower, Nacelle, Blades)	11
6.3.3 Soft Components Reception Inspection (MV Cable, Field Kits, Cabling…)	11
6.3.4 Quality during Turbine Assembly	12

6.4 Commissioning and Closure	15

6.4.1 Documentation	15
6.4.2 Project Lessons learned	15
6.4.3 Quality Tools	15
6.4.4 Transition from Construction to Services	15

7.0 ANNEXES	16

1.0 AIM

To define the Quality Construction department activities, tasks and roles before, during, and after the construction of the wind farm.

2.0 SCOPE

Applicable to wind farms since the project’s signature, until the acceptance of the CAP. To facilitate the understanding of the process, the Construction stages have been divided into 4 phases (figure 1):

•	Project Preparation off site

•	Project Preparation on site

•	Construction Project Development

•	Commissioning and closure

Figure 1

3.0 ACRONYMS AND DEFINITIONS

WF – Wind farm

PAC – (CAP in Spanish) Provisional Acceptance Certificate

WTG – Wind Turbine Generator

MCC – Mechanical Completion Certificate

GWUS – Gamesa Wind US

WRB – Wind Farm Review Board

RFT – Right First Time

4.0 APPLICABLE DOCUMENTATION

N/A

5.0 REFERENCE DOCUMENTATION

Process Audits in wind farms	PCA-1-020

ILUO for Construction Quality Staff	PRH-1-015

Inspections at wind farm reception	ICA-1-008

Assembly of turbine in wind farm	PCC-1-002

Corrective and Preventive Actions	PBE-1-008

Non Conformities management	PCA-1-004

Best Practices	IBE-1-006

Quality Flash	IBE-1-007

Handout from Sales Department to Construction Department	PMK-1-010

SEN implementation	PCC-1-001

6.0 OPERATING METHOD

6.1 PROJECT PREPARATION OFF SITE

The project preparation will start as soon as the signing of the project by the customer. Once the signing has taken effect, the key managers are going to be assigned to the project which includes the Project Manager, Site Manager, Logistics Manager, and Quality Manager.

6.1.1 Wind Farm Specification

The objective is to have a proper understanding of the Wind Farm location as well as any specifics that can affect the standard assembly process well in advance.

The information must be gathered from the Project Manager and/or Sales department and should include at least the following:

•	Wind Farm layout including the exact location of each turbine

•	Environmental analysis and requirements

•	Construction company in charge of the project (subcontract)

•	Expected weather conditions during the development of the project

6.1.2 Product Specification

The specifications of the product must be obtained from the Gamesa Sales department or Logistics department to verify the customer requirements for the Wind Farm. The list below is an example of characteristics that must be known by the Quality personnel:

•	Nacelle:

•	Low temperature or High temperature

•	Presence of Gamesa and/or customer logo on the nacelle

•	Tower height and class

•	Blade type (G5X, G8X, G9X)

•	Presence of service lifts

•	Red marking (for section or blades) and wind farm position

It is very important to receive the technical specifications of the contract in order to ensure that the products delivered are according to the Customer’s requirement. The serial number of the main components (Sections, blades, nacelles and hub) should be gathered from the Logistics department as well. Kick-off Meetings with Project Managers ensure a good coordination an the gathering of this required information (see preparatory meetings below and further details in the check list for Kick-Off Meeting PCC-1-002-R08). Construction Quality Department personnel will ensure that this record is fill out properly (Check list kick-off meeting wind farm).

Once available, SAP can provide the definition of each component, and a comparison with Customer’s requirements will be carried out (detailed in PMK-1-010 Handover from Sales Department to Construction Department).

6.1.2.1 Components Design Modifications and Change Control

The serial number of the components assigned to a Wind Farm must be obtained from the Logistics department. In addition to the Serial Numbers, it is very important to know what Design Modifications have been released affecting these components: SEN.

The Logistics department controls and tracks the implementation of SEN on all manufactured units. The status of the components and the implementation schedule must be followed on a weekly basis. The goal is to know the status of each component delivered to the Wind Farm and adjust the reception inspection accordingly (detailed in PCC-1-001 SEN implementation).

6.1.3 Project Schedule

The schedule of the project is highly important and needs to be tracked closely in order to:

•	Plan the mobilization of the personnel on site

•	Establish the number of quality employees required for the project. This number will depend on the deliveries and number of turbines assembled per week.

6.1.4 Quality Manpower

6.1.4.1 General Gamesa Quality employee requirements. Conduct Code.

Acting as representatives of Gamesa requires employees to remain professional and ensure our behavior denotes our commitment to maintaining a good relationship with our customers. Because we cannot afford to present anything less to our customer, we require that all Quality Inspectors understand our expectations of them while on an assignment, whether on the wind farm or simply at the hotel and around town during the assignment. Our Conduct Code clarifies general behavior to be born in mind. For further details see http://portaleolica.gamesa.es/.

Additionally as Gamesa Quality inspector they will:

•	Report to the wind farm site by the established schedule each morning with clean appearance and proper equipment.

•	Be responsible for and take care of all company issued items and tools. Report to work with their assigned laptops, cameras, cell phones and provided tools each day.

•	Provide proper documentation of all findings to allow management to address them.

•	Complete inspection reports as soon as possible after having completed the inspection and report personally to the Site Manager any severe non conformity that required immediate action.

6.1.4.2 Gamesa Quality employees Certification and Needs

The number of Quality personnel assigned to a Project and their presence on site is based on the schedule of the project. In each construction project, there will be at least one Gamesa Quality employee. This will ensure a constant presence of Gamesa Quality personnel on site. This Gamesa presence is considered a key factor to ensure consistency in the Quality criteria all along the project.

The number of Quality personnel on site is adapted to the activity on site. Two main factors Determine the number of Quality personnel needed on site:

•	Weekly deliveries of components

•	Weekly assembled Wind Turbines

As a basic approach we estimate that a Quality inspector can properly manage:

•	Reception of component: the inspection of a full turbine in one day (inspection and reports)

•	Turbine Assembly Audit: requires the presence of the inspector during or after the assembly

•	Final Inspection: the inspection of a full finished turbine in one day (inspection and reports)

All the Quality personnel must have the appropriate training and certifications. The Training and Certification process is defined in the PRH-1-015 procedure.

•

The minimum Safety requirements vary by area or country. Gamesa Health and Safety Department establishes the minimum standards to be always met. Specific regulation by countries must be considered well in advance of the beginning of the project.

6.1.4.3 Gamesa Quality employees Roles & Responsibilities

The quality personnel are organized as per the following roles:

•	Quality Manager/Quality Lead/Quality Inspector’s Supervisor

•

General role: This role ensures that all activities performed on site are within Gamesa specifications. Depending on the wind farm, project, customer or continent, this role can be performed by a person on site or by a coordinator from the headquarters. It ensures that all site personnel are trained on the Gamesa turbine and understand all requirements. It is the focal point for Quality related issues on site which exceed the knowledge of the quality inspector in wind farm.

•	Reports to:

•	Project manager & Site Manager (if required so)

•	Quality Construction Manager

•	Responsibilities over the project:

•	Responsible for all Quality personnel on site (safety , presence, behaviors…)

•	Ensures inspections are performed according to Gamesa specification

•	Ensures inspections done in a timely manner and without generating delays in the project

•	Responsible for ensuring all documentation is completed in a timely manner and accurately.

•	Ensures the report of Quality progress & deviations to upper management

•	Supports the management and communication of Quality risks to Project team

•	Ensures that the Wind Farm Review Board (WRB) takes place at least once per week

•	Ensures Construction Tools Audit (calibration, status…)

•	Specifics to Quality:

•	Ensures tracking of the project Quality metrics and the generation of Weekly Quality Report

•	Communicates with other Quality departments (Plant Quality, Logistics Quality…)

•	Provides on site Quality training and advice during Model Turbine assembly

•	Ensures tool audits and Quality Inspections (Quality Performance)

•	Supports the Analysis of Quality results and corrective actions to achieve project goals and objectives

•	Ensures Quality tools management. Ensures all certifications are on file and are current.

•	Coordinates need & requests for additional quality resources if necessary to meet project objectives

•	Ensures responsive/effective communication on all levels

•	If required, supports Health and Safety Enforcement towards Quality personnel (this task should be usually performed by H&S preventive resources in wind farm).

•	Quality Inspector

•	General role:

•	Ensures that the components received at the WF are according to Gamesa specifications and that every Non Conformity is properly and clearly reported.

•	Ensures that the WTG is mechanically completed according to Gamesa specifications and that every Non Conformity is properly and clearly reported

•	Reports to:

•	Site Project manager

•	Quality Manager/Lead/Supervisor

•	Responsibilities:

•	Performs Quality inspections and report results based on Gamesa specifications

•	Audits assembly of WTG for deviations.

•	Gathers all required information to escalate Non Conformities (NCR, 8D…)

•	Provides technical support to site management team.

•	Ensures proper use and maintenance of Quality tools and report deviations

6.1.5 Quality Tools

Certain tools are necessary to perform the required Quality tasks described in this document as well as the related procedures. Two categories of tools have been defined:

•	Wind Farm tools

•	Quality Construction employee tools.

Quality staff has their own tools which can be only used by them. All inspections and analysis must be undertaken by using quality tools and not the ones available in wind farm and being used usually by construction workforce. The Quality construction employee tools are basic hand tools that must be carried out individually to perform basic duties.

The Wind Farm tool kit should contain at least the following items as main equipment:

•	Torque multiplier 5:1

•	Torque multiplier 25:1

•	Torque wrenches, suggested: 6-50Nm, 40-200Nm, 90-440Nm

•	Kit of sockets for wrenches

•	Dial Indicating Torque Wrench Tohnichi DBE 200-S and DBE 420-S

Tool Management:

•

Wind Farm Tools: A standard kit is defined. As a thumb rule, the kit has been established to cover the need of a wind farm containing 30 to 35 turbines. In case of a bigger wind farm or a high assembly speed, more than one kit can be necessary. The decision on the number of kits required will be made by the Quality Lead/Supervisor responsible for the Wind Farm. Special attention must be paid to calibrated tools. When requesting or preparing a Wind Farm tool kit, the Quality personnel responsible must ensure that the calibrated tools will not require calibration during the project (from first components reception until last re-inspection for MCC). If this is not possible, the Quality Lead/Supervisor must support and ensure proper control of expiration and request replacement tool in advance to avoid service disruption (1 month safety margin recommended). In case of tool expiration:

•	Immediately remove tool from service. Clearly label tool to avoid use.

•	Request urgent replacement tool.

•	If tool with expired calibration has been used, check use traceability and redo task with calibrated tool.

When receiving the Wind Farm quality tool kit, an inventory must be done.

•

Quality Construction employee tool kit: Every Quality Construction employee will receive a personal tool kit. This kit will contain safety tools and hand tools required for the quality tasks. This tool kit must remain with the Quality Construction employee at all times. The employee is responsible and liable for any damage/missing tools. Safety tools are always individual (1 per person) but some quality tools may be shared each 2 inspectors depending on the wind farm organization.

6.1.6 Preparatory Meetings

Several preparatory meetings are held for each project (customer, subcontractor, quality, etc). Quality representatives must attend the meeting they are required to be in. Depending on the customer, continent and project, one or several of these meeting may be arranged. In the event of taking place, the purpose of the Project preparatory meetings is to:

•	Present to the Customer and to the Construction company the Gamesa Construction process including:

•	Health and Safety policy, procedures and requirements

•	Delivery process

•	Assembly process and procedures

•	Quality Wind Farm Management

•	Gamesa team and organization

•	Gather Customer’s requirements and expectations

•	Understand the Construction company’s organization, key personnel and expectations

From a Quality perspective, a presentation addressing the following key points is recommended to be performed:

•	Gamesa Quality Policy (Quality Star)

•	Quality Organization on site and support from headquarters

•	Quality Gates:

•	Manufacturing

•	Logistics

•	Wind Farm Quality process

•	Quality Documentation and reference (Check Lists and Quality Handbook)

•	Wind Farm Review Board:

•	Aim

•	Scope

•	Attendees

•	Inputs

•	Outputs

•	Lessons learned from previous projects

It is important at this time to determine how the construction company is organized and who the focal point would be from a Quality perspective.

6.1.7 Documentation

The updated documentation applicable on site must be gathered in advance, which includes but is not limited to:

•	Support Documentation

•	Construction CD/DVD for the project

•	Construction Control Plan:

•	Reception

•	Assembly

•	Final Inspection

•

Quality Reference Book: During the preparatory meetings on site Quality will provide copies of the Quality Reference Book to: Project manager, Gamesa assembly supervisor, Subcontractor inspector and one for Gamesa Quality inspector. Additional copies will be distributed if necessary, always under the control and approval of the Quality team. All the copies distributed to external to Gamesa personnel have to be returned at the end of the project. Documentation distribution and return control is done as per PCA-1-021-R04.

In addition to the Support documentation, the management of the On Site generated documentation must be clarified, including:

•	Who receives the Quality reports: IT copies and paper copies

•	Where the Quality reports are saved: IT copies and paper copies

•	How to manage the Deviations (including Deviation cost)

6.2 PROJECT PREPARATION ON SITE

6.2.1 Arrival on site

The date for the arrival on site is determined by the Project Manager. The appropriate amount of time will be given for employees to travel, settle in the area of the site, and perform the tasks described in this chapter.

Before the reception of the first component on site the Meeting for erection start has to take place. During this meeting PCC-1-002-R08 has to be reviewed as well as to fill out the PCC-1-002-R09 (Check list for erection stage start). Project manager, assembly supervisor, Gamesa Quality inspectors and Subcontractor Quality inspectors have to be present during this meeting.

6.2.2 Product Delivery and Specification – SEN Status

It is necessary to keep track of the status of the components that will be delivered to the Wind Farm on a weekly basis. The Logistic department control and tracks the implementation of SENs on all manufactured units, according to PCC-1-001.

The delivery schedule needs to be tracked for any deviation. Modifications in the initial schedule can result in changes in the mobilization schedule and tool needs.

6.2.3 Tool Inspection

As soon as the tools are delivered to the site, check:

•	List of tools: ensure that all the tools have been delivered

•	Calibration: check calibration sticker in all tools requiring calibration as well as expiration date.

6.2.4 General Lessons learned and Construction Lessons learned Training

The Lessons Learned Training provides the opportunity to go through the issues identified in previous projects in a very detailed manner. General lessons learned training addresses the top 10 Non-Conformities identified in previous Wind Farms (regarding same product, customer and/or subcontractor).

Each Lesson learned has to contain contain:

•	Detailed description (pictures OK / NOT OK are recommended)

•	Preventive Action suggested to avoid the Non-Conformity to happen again

These lessons learned are reported as per PCA-1-021-R02. Main goal is to make sure that there are containment and eradication actions for all main deviations included in this record. Quality construction staff in office is responsible to make sure there is an action plan for all of them.

Construction lessons learned training addresses the top 10 Non-Conformities assign to the Construction company.

These lessons learned are reported as per PCA-1-021-R03. Main goal is to share, before assembling, the previous defects with the assembly subcontractor. Quality inspector is responsible to share this information during the meeting on site.

6.2.5 Wind Farm Review Board (WRB)

The Wind Farm Review Board meets weekly to work on the resolution of Quality incidences and concerns related to safety, delay to MCC, commissioning and future availability.

The Board members are:

•

Gamesa Project Manager (when available in wind farm), Site Manager, Quality Lead and/or Quality Inspector, and Commissioning Manager (in the case that commissioning wants to see the state of finished wind turbines in advance).

•	Customer representative is also invited (depending on the project and customer this figure may be missing)

The inputs are:

•	Quality of the components, Quality of the assembly, MCC delay and commissioning.

•	New incidences and concerns related to Safety (depending on the staff available in wind farm, it may be discussed in a different board led by H&S Department).

•	Weekly Report => MCC inspection result and NCRs

•	Assembly Audit Non-Conformities

•	MCC Records and Re-inspection assembly record

The outputs are:

•

8 Disciplines Dossier (8D) for problem resolution, to be firstly initiated and then communicated to headquarters, and to be lastly developed on site (if the issue can be solved or minimized in wind farm) or solved in the headquarters in the event of high complexity problems that cannot be solved on site.

•	Update on Status of incidences (RDs, NCRs)

•	One point lessons to ensure cross training and increase awareness on a problem (to be developed on site or from the headquarters)

•	Minutes of meeting as per PCA-1-021-R01 WRB MoM

The Gamesa Quality Lead/Manager/Supervisor is in charge of the Board. Depending on the wind farm, it may be led by the quality inspector. The responsibilities are:

•	Scheduling weekly meetings

•	Providing Weekly Input Report the day before the meeting

•	Establishing minutes of meeting with actions, responsible and due dates as per PCA-1-021-R01 WRB MoM

6.2.6 Quality Manpower

The Quality Lead/Supervisor supports to ensure that the Quality personnel reaching the Wind Farm for working purposes has the certification of all mandatory safety trainings as well as the adequate PPE for the tasks that are going to be performed. Health and Safety representative in wind farm is responsible of this final control on site.

6.3 PROJECT DEVELOPMENT

6.3.1 Required Documentation

All the Quality documentation and inspections will be stored in a Gamesa server during the construction of the WF.

6.3.2 Main Components Reception Inspection (Rotor, Tower, Nacelle, Blades)

Instruction ICA-1-008 defines the records and procedure for executing the incoming inspection in wind farm. The Reception Inspection is performed based on the Reception Control Plan, before or after the offloading process of the component at the Wind Farm to check for Non Conformities. The organization of the work is based on the delivery planning, and the Reception Inspection is mandatory prior to the assembly of the component.

Quality must ensure that the tools needed for the manipulation of the components (blade saddles…) must be inspected in terms of dimensions, regardless by quality members themselves or by other Gamesa Department’s staff. It must be ensured that a visual inspection is performed by subcontractor’s staff prior to use, looking for damages and missing protections.

•

The Inspection Record must be issued as soon as possible by the Quality Inspector responsible (it is recommended the same day of the inspection). The Record will be issued gathering the Non-Conformities, responsible departments for each damage, and pictures of the damages. After completion the Record will be stored in a secure Gamesa server, and data will be extracted to fulfil the Indicators database. All Records have to be reviewed by the Quality Lead/Supervisor. This revision is necessary for a continual tracking of the defects and assessment of inspector skills (see PRH-1-015 for details).

The Quality Lead informs the Site Manager of the quality of the component, detailing the damages that need to be repaired before erection. The Site Manager organizes the repair/replacement of the component and informs Quality. Depending on type of defect, Quality will check the repair/replacement and then inform the Site Manager about the result and quality of the repair. For specific damages such as blades defects, only homologated personnel is authorized to repair the affected components. Quality must check the proper certification of the aforementioned personnel.

•

Reception Indicators: the data from the Reception reports will be integrated in a database and the RFT calculated. The Quality Lead is responsible for the integrity and accuracy of the information. The information must be available to be communicated to the Project Manager, Site Manager, and Quality Manager when required.

As long as it is possible, all pictures need to be taken with a tape measure or ruler in order to determine the dimension of the damage.

6.3.3 Soft Components Reception Inspection (MV Cable, Field Kits, Cabling…)

The Reception Inspection is performed based on the Reception Control Plan as soon as the material arrives to the Wind Farm. The list of all the components of the pallets must be attached to the container. The inspection will be done based on the check list attached to the container and comparing with the BOM for the expected turbine at the Wind Farm, and with a sample size depending on each given case.

Quality will inform the Site Manager of the quality of the components, detailing the damages that need to be repaired before use of the component.

The Site Manager organizes the repair/replacement of the component and informs Quality. Quality will check the repair/replacement and then inform the Site Manager about the result and quality of the repair.

6.3.4 Quality during Turbine Assembly

The Model turbine concept is aimed to raise quality standards as soon as possible during the project development, in order to ensure that every people in wind farm have the same quality criteria.

When the assembly is progressing, quality must audit the execution of the first operations so that the whole process is controlled: materials unloading, towers assembly, nacelle hoisting, blades assembly, etc. Model turbine consists of the first set of sub-assemblies which complete the whole sequence of operations leading to complete a wind turbine. It may compile either sub-assemblies from a single turbine or from several ones (depending on the construction timing and schedule followed in each wind farm).

As soon as the model turbine record is available, the deviations must be shared among everybody present at the wind farm. This is the most effective way to prevent the recurrence of the same deviations in next turbines to be erected, especially for defects being attributed to subcontractors. WRB can be used as the proper communication board. The document PCA-1-020 describes the audit process and applicable records.

6.3.4.1 Inspection during Assembly: Phases

Depending on the project, in order to improve the effectiveness and feedback of the Quality Inspections, an “Inspection by Phases” process can be followed if the Quality manpower on site allows for it. The goal of splitting the final inspection in phases is to:

•	Enhance the Model Turbine concept by increasing the amount of inspected wind turbines

•	Ensure the non conformities are detected as soon as possible

•	Avoid repetitiveness of the same non conformities in other turbines

•	Provide feedback to Construction company

A work proposal is that the Mechanical Completion is split into 4 phases (see figure 2). The assembly phases can be defined as:

•	Phase 1 => Assembly of Base, Lower Mid and Upper Mid sections

•	Phase 2 => Nacelle preparation

•	Phase 3 => Rotor Up. Top section, Nacelle and Rotor assembled

•	Phase 4 => Mechanical Completion Final

Figure 2

Records PCA-1-020-R01 and PCA-1-020-R02 (for G5X and G8X Process Audit) can be used as Phase Check List.

6.3.4.2 Generator Alignment Inspection

Only subcontractor’s homologated staff is allowed to perform this task. It is also recommended that Quality or Construction (Gamesa’s staff) is present during the alignment of the Generator in order to check that the operation is done properly. Depending on the wind farm quality staff availability, inspections in a range from random audits to 100% check must be undertaken.

The Gamesa representative will check that all the tools are calibrated and in good working condition. In the case of performing an audit, the Gamesa representative will verify the measurements and ensure that the actions taken to align the generator are in accordance to the measurements. The torques of the bolts located at the generator feet and coupling will be checked by the Gamesa representative.

6.3.4.3 Mechanical Completion Certificate (MCC)

Once the turbine is fully assembled and the electrical connections are completed, the Quality team will perform the MCC (Mechanical Completion Certificate). Any Non-Conformity or damage related to the safety of the people or immediate stop of the wind turbine (availability) will be considered as a Severe Non-Conformity. An MCC can not be signed with severe items pending to be fixed.

Before the quality inspector enters the machine for performing the final inspection, subcontractor staff must hand over the following documents in order to confirm that erection is completed:

•	Road map is completed and signed

•	Record for pendulum adjustment is completed and results within limits

•	Record for high speed coupling alignment is signed by homologated staff and results within limits

•	Blades repair certificate with pictures before/after in order to ensure that all reception deviations are solved

•	Final inspection record by subcontractor staff

The quality report by the inspector will be issued gathering the Non-Conformities, the severity of the damages, the responsible departments for the damages, and pictures of the damages if applicable. After completion the report will be stored in a secure Gamesa server, and data will extracted to fulfil the Indicators database. All the reports must be reviewed by the Quality Lead/Supervisor or Quality Inspector. The list of Non-Conformities will constitute the Punch-list. Quality will communicate the Punch-list to the Site Manager (according to procedure PCC-1-002).

MCC indicators: The data from the Reception reports will be integrated in the WF database that already contains the list of reception Non-Conformities for the WTG components. The WTG will be considered RFT if no Non-Conformities are found during the MCC Inspection. The Quality Lead is responsible for the integrity and accuracy of the information. The information must be available for being communicated to the Project Manager, Site Manager, and Quality Management if they request it so.

6.3.4.4 PDCA-24 hours meeting

The aim of this meeting is to eradicate deviations assigned to Construction through immediate actions. PDCA is an improvement technique that means Plan-Do-Check-Act

The meeting will be set-up if, after Gamesa’s turbine inspection, a deviation assigned to the Construction company is detected. In this case, in a period of 24 hours after the inspection was performed, the meeting has to take place to eradicate these deviations in next WTG.

Gamesa Quality inspector, Construction company’s inspector and Construction company’s Project or Site manager have to attend the meeting.

Gamesa QC inspector is responsible to transfer all the deviations detected during the inspection to the minutes meeting (as per Reg 05.06) and send it to the attendees to the meeting. It has to include date, problem description and required pictures.

The purpose of this meeting is:

•	Perform Root cause analysis

•	Containment / eradication actions with dates and responsible

•	Continuous Tracking for all actions during the next WTG through defects/WTG pareto

6.3.4.5 MCC Re-Inspection

Based on the MCC Quality Inspection, the Site Manager will organize the repair of the Non-Conformities and damages. Once the repairs/replacements have been performed, the Site Manager will inform Quality. Quality will check the repairs and then inform the Site Manager about the result and quality of the repairs/replacements.

6.4 COMMISSIONING AND CLOSURE

6.4.1 Documentation

During this phase the project documentation will be reviewed to ensure full completion, Quality inspector is responsible for performing this review. Reviewing all Quality documentation means:

•	All reception reports, MCC reports and re-inspection documentation are accounted for all turbines

•	Traceability is accurate

•	Checking with Project manager and Site Manager to make sure all appropriate Quality documentation are in the Wind Turbine books

This information can be saved in a CD or deployed by other means depending on the wind farm and continent.

6.4.2 Project Lessons learned

Once the project is finished, Quality personnel will prepare:

•	Top 10 including all deviations

•	Top 10 with just deviation assigned to the Construction company

Both have to be sent to the deviation tracking responsible for further analysis. Once the information is analysed, it will be transfer to the records available for it PCA-1-021-R02 and PCA-1-021-R03.

These documents will be used in all preparatory meetings (as described in section above) during the off site project preparation phase.

6.4.3 Quality Tools

Before leaving the Wind Farm, the Quality personnel must make sure that all Quality tools are accounted for and properly shipped to the appropriate location.

6.4.4 Transition from Construction to Services

Quality should provide the necessary information regarding the Construction phase to Commissioning and Services. Any non-conformity that has been left from Construction has to be properly communicated to Services. All pending issues are reported on the cover sheet documents which must be signed by Project Manager and Commissioning deputy. Specific meetings may be called if required an individual analysis of wind turbines in order to decide in which ones the commissioning process can be started. See PCC-1-002 for detail explanation.

If the Quality Services group is available some joint inspections may be performed with focus on pending tasks and non-conformities.

7.0 ANNEXES

WRB Minutes of Meeting	PCA-1-021-R01

Lessons Learned	PCA-1-021-R02

Subcontractor’s Lessons Learned	PCA-1-021-R03

Documentation distribution registry	PCA-1-021-R04

Hierarchical level of the document: 1

Performed:	Checked:	Approved:	Authorised:
Miguel García Represa	Gianfranco Rossi	Javier Zambonino	Sergio Vélez

Position:	Position:	Position:	Position:
Construction Quality Manager in Gamesa Wind US	SIG Manager	Construction Quality Manager	Quality Director

Note: GCT GIS custody the original document of this level of editing by the signatures of the above listed (according to procedure (PBE-1-001)

Edition:	Date:	Quality Change Note (NCQ):	Description:
1	2010/11/09	NCQ-979	First Release

© Gamesa Corporación Tecnológica S.A. - 2010. This document is owned by Gamesa SA and must be returned upon request. Not to be reproduced or copied in part or in whole or used without prior permission by someone other than Gamesa Corporacion Tecnologica SA and its subsidiaries. Not intended as a recommendation for another receiver different from Gamesa Corporacion Tecnologica SA and its subsidiaries. They may derive from express or implied guarantee as to the effectiveness of the methods, processes, products or procedures described or recommended in it.

INNDEX

1.0 AIM	1
2.0 SCOPE	1
3.0 REFERENCE DOCUMENTATION	1
4.0 APPLICABLE DOCUMENTS	1
5.0 ABBREVIATIONS AND ACRONYMS	2
6.0 OPERATIONAL METHOD	2
6.1 Presence process audit	2
6.2 Non-presence process audit	3
7.0 ANNEXES	3

1.0 AIM

The purpose of this procedure is to describe the systematic quality process audits to be performed during the assembly of wind turbines in wind farm.

The goals of the process audit are detail below:

•	Improving the quality of the work performed by the assembly staff in wind farm.

•	Improving the skills of workers through specific training activities during and after audit.

•	Detection of product and process non-conformities.

•	Proper tightening control for structural and electrical torques.

2.0 SCOPE

This procedure is applicable in the construction stage in wind farm in Gamesa Corporación Tecnologica SA.

The process described in this procedure applies to all wind turbine models G5X, G8X or future models to be produced. The detail of the audits to be executed is available in the specific annexes applying to each wind turbine model.

3.0 REFERENCE DOCUMENTATION

WTG Assy Inspec Process Control Plan G8X	GD076962

WTG Assy Inspec Process Control Plan G5X	GD076961

4.0 APPLICABLE DOCUMENTS

Procedure for Quality Best Practices in Wind Farm	PCA-1-021

5.0 ABBREVIATIONS AND ACRONYMS

WF:	Wind Farm.

WTG:	Wind Turbine.

SPC:	Statistical Process Control. Control system based on statistical Gaussian distributions.

Gaussian distribution:	Statistical distribution of a set of sample values bell-shaped. This curve is characterized by a pair of values: mean and standard deviation.

Cpk:	Process capability ratio indicated in widths 3s of the statistical results of measurements. The higher this index is, the more robust the process is and less likely the result outside the tolerance is.

Residual torque:	Actual torque of a tightened bolt. It is the torque to be measured for analysis via SPC.

6.0 OPERATIONAL METHOD

All process audits will be conducted by quality staff. Audit records applicable to the type of machine are defined. During the audit process the quality inspector that is conducting the audit should:

•	Review the sequence of assembly operations implemented by the operator (Presence process audit.)

•	Proceed with measurements after the assembly operations have been finished (Non-presence process audit.)

6.1 Presence process audit

Presence process audit records must be completed at least twice in each wind farm.

•	The first completed record is used as “Model Turbine” (first assemblies of wind turbines in the wind being completed according to PCA-1-021) and the record will be sequentially completed

•	The second record, or successive ones, collect additional inspections in different machines (or complete ones depending on the inspector’s) and the record will be randomly completed

When a record is completed it must be filed. A new blank record must be printed in order to start the process again and go on conducting further audits.

There are two presence audit records depending on whether the audited model G5X (PCA-1-020-R02) or G8X (PCA-1-020-R01).

Any deviation detected by quality during the audit will be reported (comments in the box included in the record).

6.2 Non-presence process audit

The non-presence audits (torque) (PCA-1-020-R03) will be completed for all WTGs. An individual record must be filled for each machine. It is a global record for all wind turbines, therefore depending on whether the audited model is G8X or G5X only some fields are filled.

It records the torque measurement for all the joints defined in it in the last column thereof. According to the obtained results, either the torque can be validated for all of the bolts of the joint, or additional measurements must be undertaken according to the instructions indicated in the lower area of the PCA-1-020-R03.

The results are obtained by residual torque measurement with an analogical torque wrench (dial display). For the measure a re-tightening of the bolt is required. The reading of the torque wrench shows the residual torque of the bolt. The instruction explaining the proper execution of the measure is the PCA-1-020-A02.

Charting these measurements help to launch corrective actions according to the findings. Therefore deviations can be detected: wrong practices such as the use of unauthorized impact wrenches, gradual offset of torque wrenches due to use, not recommended tightening sequences, etc.

In the event of finding one or more bolts under the lower tolerance limit, 100% inspection of all the bolts of the joint is required. Check is performed by re-tightening with torque wrenches. In the case of obtaining one or more bolts above the upper tolerance limit, the same amount of additional bolts must be checked (depending on the amount of bolts defined in the last column of the record PCA-1-020-R03). In the event of finding more bolts above the limit again, 100% of the bolts of the joint must be checked. Generally speaking a maximum overtightening limit of 5% is accepted as no leading to structural damage of the bolt.

These results are collected to be charted on graphs for statistical treatment (PCA-1-020-R04 or PCA-1-020-R05) in order to be properly analyzed.

7.0 ANNEXES

Annex for Torques and Tolerantes G5X/G8X for SPC charts	PCA-1-020-A01

Instruction for residual torque measurement with analogical torquimeter	PCA-1-020-A02

Experiment results for residual torque characterization	PCA-1-020-A03

Record for G8X Presence Audit	PCA-1-020-R01

Record for G5X Presence Audit	PCA-1-020-R02

Record for torque results of No Presence Audit G5X/G8X	PCA-1-020-R03

Record for Torque Results Monitor G5X	PCA-1-020-R04

Record for Torque Results Monitor G8X	PCA-1-020-R05

Gamesa	Procedure	Code:
	Quality Process Audits in wind farms	PCA-1-020 Previous Code:

Edition: 1 Date: 25/05/2010	Language: EN	Security Classification:	PUBLIC	Pág.: 4 of: 3

Hierarchy level of document: 1			
Realized:	**Verified:**	**Approved:**	**Authorized:**
Francisco J. Zambonino	Gianfranco Rossi	Francisco J. Zambonino	Sergio Vélez
Position: Qality Construction Director	**Position:** Resp. SIG	**Position:** Qality Construction Director	**Position:** Qality Director

Edition:	Date:	Quality Change NOte (NCQ):	Description:
1	25/05/2010	NCQ-972	Initial

© Gamesa Corporación Tecnológica S.A.—2010. This document is owned by Gamesa SA and must be returned upon request. Not to be reproduced or copied in part or in whole or used without prior permission by someone other than Gamesa Corporacion Tecnologica SA and its subsidiaries. Not intended as a recommendation for another receiver different from Gamesa Corporacion Tecnologica SA and its subsidiaries. They may derive from express or implied guarantee as to the effectiveness of the methods, processes, products or procedures described or recommended in it.